82-5198

CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY
Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/51 date 28.02.05 [redacted]

05006182

SUPPL

Securities and Exchange Commission
Office of International Finance
Corporate Finance Division
450 Fifth Street, NW
Washington, DC 20549-1044, USA

Dear Sirs!

Pursuant to Depositary Agreement of September 4, 2001 as revised and amended on December 10, 2001, JSC CenterTelecom is duly submitting to the US Securities and Exchange Commission the following public reports and documents (see enclosures) required in accordance with the Russian Law or stipulated otherwise, according to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

1. Notice that the issuer securities are listed among securities admitted by a trading arranger for trading on securities market;
2. Notice of a material fact: Information about deadlines for meeting by the issuer of its obligations toward securities owners (2 instances);
3. Notice of completion of issued securities placement (2 instances);
4. Information about a permit granted to the issuer by the FSFM of Russia for trading in and/or placement of the issuer securities beyond the Russian Federation;
5. Notice of a material fact. Information about securities issues undertaken by the issuer (2 instances);
6. Information about changes in the ownership share of persons who are members of the Board of Directors (Supervisory Board) of the issuer, members of the collective executive body of the issuer, as well as of the person holding the office (performing the duties) of the sole person executive body of the issuer, including those of the managing organization or the administrator, in the charter (legal) capital of the issuer, and charter capitals of the daughter and affiliated companies of the issuer, (2 instances);
7. News about a multiservice network and digitalization of trunk distribution network in the Lipetsk region (2 news-releases);
8. News-release about making payments of the first coupon on series 04 bonds;
9. News-release about granting a permit to JSC CenterTelecom for trading in its securities abroad;
10. Quarterly report of CenterTelecom as a securities issuer for the 3rd quarter of 2004.
11. Notice of a material fact. Information about securities issues undertaken by the issuer (2 instances);
12. News-release about starting trading on stock exchanges.

Yours sincerely,

R. Amaryan
General Director

PROCESSED
MAR 07 2005
THOMSON
FINANCIAL

3/7

82-5198

CENTERTELECOM

NOTICE OF A MATERIAL FACT

INFORMATION ON SECURITIES ISSUE UNDERTAKEN BY THE ISSUER

1. Full corporate name of the issuer specifying its organizational and legal forms: **Joint-Stock Central Telecommunication Company**
2. Domicile of the issuer: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia**
3. Taxpayer Identification Number assigned to the issuer by tax authorities: **5000000970**
4. Unique code of the issuer assigned by registration authorities: **00194-A**
5. Code of the material fact: **0500194A22022005**
6. Address of the web page used by the issuer for posting notices of material facts: http://www.centertelecom.ru/index.html?d=64
7. Names of regularly published printed publications used by the issuer for publishing notices of material facts: **Supplement to FSFM Herald, Rossiiskaya Gazeta (The Russian Daily)**
8. Information on the state registration of the report on the results of securities issue:

Type, category (class), series and other identifying features of the securities:

Ordinary registered book-entry shares (the "Shares")

State registration number of the securities issue and the date of the state registration: **#1-04-00194-A of December 16, 2004**

The registration authorities which performed the state registration of the securities issue: **the Federal Service for Financial Markets**

Quantity of the placed and nominal value of each piece of securities:

Quantity of the issued shares: 1,578,006,833 (one billion five hundred seventy eight million six thousand eight hundred and thirty three) shares, placed by converting each ordinary registered share with a nominal value of RUR0.3 into an ordinary registered share with a nominal value of RUR3 (three Russian roubles)

Percentage of the actually placed shares: **100% (one hundred per cent)**

Total volume of the securities issue (at par): **RUR4,734,020,499**

Mode of securities placement: **conversion of previously placed shares into shares of the same category (type) with the higher nominal value**

Actual dates of the start and end of the securities placement: **conversion was effected within one day on January 14, 2005**

Maturity: **not specified for the securities type in question**

The fact of the prospectus of the securities issue being registered simultaneously with the state registration of the securities issue and the fact of the prospectus of securities issue being signed by the financial advisor on securities market: **the prospectus of securities issue was registered simultaneously with the state registration of the issue of these securities. The prospectus of securities issue was signed by the financial advisor on securities market.**

Provision of access to the information contained in the report on the results of the securities issue, including the address of Internet page where the report on the results of the securities issue is posted:

The registered report on the results of the securities issue will be available for review on the Internet page at http://www.centertelecom.ru/index.html?d=64 **until expiry of at least 6 months from the date of its publication on the Internet page at** http://www.centertelecom.ru/index.html?d=64

As of the date of publishing by the issuer of the notice of the state registration of the report on the results of the securities issue all interested parties will be able to review the report on the results of the securities issue and receive a copy thereof at the following address:

6 Degtiarny Pereulok, Building 2, Moscow, Russia

Contact phone: (+7 095) 793-23-63

Full and abbreviated corporate names of the financial advisor on securities market: **Federal Stock Corporation Public Joint-Stock Company, FSC JSC** (for short).

Domicile of the financial advisor on securities market: **25 Ostozhenka Street, Moscow, 119034, Russia**

Date of the state registration of the report on the results of the securities: **February 22, 2005**

State registration authorities which performed the state registration of the report on the results of the securities issue: **the Federal Service for Financial Markets**

R. Amaryan
General Director,
Joint-Stock Central Telecommunication Company

Seal

Date: February 24, 2005

82-5798

CENTER TELECOM

NOTICE OF A MATERIAL FACT
INFORMATION ON SECURITIES ISSUE UNDERTAKEN BY THE ISSUER

1. Full corporate name of the issuer specifying its organizational and legal forms: **Joint-Stock Central Telecommunication Company**

2. Domicile of the issuer: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia**

3. Taxpayer Identification Number assigned to the issuer by tax authorities: **5000000970**

4. Unique code of the issuer assigned by registration authorities: **00194-A**

5. Code of the material fact: **0500194A22022005**

6. Address of the web page used by the issuer for posting notices of material facts: http://www.centertelecom.ru/index.html?d=64

7. Names of regularly published printed publications used by the issuer for publishing notices of material facts: **Supplement to FSFM Herald, Rossiiskaya Gazeta (The Russian Daily)**

8. Information on the state registration of the report on the results of securities issue:

Type, category (class), series and other identifying features of the securities:

Preference registered book-entry Class A shares (the "Shares")

State registration number of the securities issue and the date of the state registration: **#2-04-00194-A of December 16, 2004**

The registration authorities which performed the state registration of the securities issue: **the Federal Service for Financial Markets**

Quantity of the placed securities and nominal value of each piece of securities:

Quantity of the issued shares: 525,992,822 (five hundred twenty five million nine hundred ninety two thousand eight hundred and twenty two) shares, placed by converting each preference registered share with a nominal value of RUR0.3 into a preference registered share with a nominal value of RUR3 (three Russian roubles)

Percentage of the actually placed shares: **100% (one hundred per cent)**

Total volume of the securities issue (at par): **RUR1,577,978,466**

Mode of securities placement: **conversion of previously placed shares into shares of the same category (type) with the higher nominal value**

Actual dates of the start and end of the securities placement: **conversion was effected within one day on January 14, 2005**

Maturity: **not specified for the securities type in question**

The fact of the prospectus of the securities issue being registered simultaneously with the state registration of the securities issue and the fact of the prospectus of securities issue being signed by the financial advisor on securities market: **the prospectus of securities issue was registered simultaneously with the state registration of the issue of these securities. The prospectus of securities issue was signed by the financial advisor on securities market.**

Provision of access to the information contained in the report on the results of the securities issue, including the address of Internet page where the report on the results of the securities issue is posted:

The registered report on the results of the securities issue will be available for review on the Internet page at http://www.centertelecom.ru/index.html?d=64 **until expiry of at least 6 months from the date of its publication on the Internet page at** http://www.centertelecom.ru/index.html?d=64

As of the date of publishing by the issuer of the notice of the state registration of the report on the results of the securities issue all interested parties will be able to review the report on the results of the securities issue and receive a copy thereof at the following address:

6 Degtiarny Pereulok, Building 2, Moscow, Russia

Contact phone: (+7 095) 793-23-63

Full and abbreviated corporate names of the financial advisor on securities market: **Federal Stock Corporation Public Joint-Stock Company, FSC JSC** (for short).

Domicile of the financial advisor on securities market: **25 Ostozhenka Street, Moscow, 119034, Russia**

Date of the state registration of the report on the results of the securities: **February 22, 2005**

State registration authorities which performed the state registration of the report on the results of the securities issue: **the Federal Service for Financial Markets**

R. Amaryan
General Director,
Joint-Stock Central Telecommunication Company

Seal

Date: February 24, 2005

82-5198

CENTERTELECOM

TRADING IN CENTERTELECOM STOCK RESUMED ON RTS AS FROM FEBRUARY 25, 2005

On February 25, 2005 trading in ordinary registered and preference registered shares of Joint-Stock Central Telecommunication Company (ticker: ESMO) was resumed on the stock market of OAO Stock Exchange RTS (the stock-market tickers: ESMOG, ESMOPG) and on the classic OTC market of the RTS (the classic market tickers: ESMO, ESMOP). Trading resumed after the registration of the report on the results of the issue of ordinary registered and preference registered shares placed by converting into shares of the same type with a higher nominal value. The quantity of ordinary registered shares is 1,578,006,833 shares, the quantity of preference registered shares is 525,992,822 shares. The new par value of shares is RUR3.00 (three Russian Rubles).

Just to remind you that on January 14, 2005 trading in shares of Joint-Stock Central Telecommunication Company was suspended due to placement of issues of ordinary registered and preference registered shares of JSC CenterTelecom placed by converting into shares of the same category (type) with a higher nominal value.

82-5198

CENTER TELECOM

CenterTelecom paid the 1st coupon on Series 04 bonds

Moscow, February 16, 2005. CenterTelecom (RTS: ESMO, ESMOP; OTC: CRMUY) reports about the payment of the 1st coupon on Series 04 certificated nonconvertible bearer bonds in the amount of RUR 389 027 348.05 (three hundred eighty-nine million twenty-seven thousand three hundred and forty-eight rubles five kopecks).
The interest on the first coupon was set in accordance with the Securities Issuance Resolution (State Registration Number 4-19-00194-A as of June 29, 2004) passed by CenterTelecom BoD on April 28, 2004. During placement at MICEX the rate of the first coupon was set at 13.80% p.a. and approved by the order of the General Director.
The amount to be paid on one bond is RUR 69.19 (sixty nine rubles 19 kopecks).
The issuer has fully discharged its obligation on February 16, 2005.
Since Series 04 bonds started trading on over the counter market (26.10.2004):

- the total volume of trading amounted to RUR 18.9 billion.
    - of that amount RUR 10.1 billion of trades on negotiations
    - RUR 8.8 billion of repurchase agreements.
- 963 trades were made
    - of them 523 trades on negotiations
    - 440 repurchase agreements
- the maximum trading price on the bonds was 108.6% par
- the bonds yield during the period ranged between 9.5% and 11.7% annual.

Issue background information:
Issue state registration number: 4-19-00194-A, the date of the registration: June 29, 2004. The issue volume is RUR 5.623 billion, maturity 1 830 days, the issue has 10 semi-annual coupons, the interest rate on the first coupon was set at 13.8%, the interest on coupons 2 through 10 is set equal to the rate of the first coupon.
Series 04 coupon certificated nonconvertible bearer bonds were placed on August 17-31, 2004. The placement was public at 100% par (RUR 1 000).
The bonds are putable to the issuer on the 821st day after the placement (or the first workday following the 821st day after the placement if the 821st day is a weekend or holiday).
The issue's lead manager and underwriter is AKB ROSBANK.
The co-managers and co-underwriters are Troika Dialogue Investment Company, AKB Soyuz bank, AKB Promsvyazbank, AKB Svyaz-Bank, KB GUTA- BANK.

82-5798

CENTER TELECOM

The total number of multiservice network ports in Lipetsk region has reached 1 954

Moscow, February 11, 2005, CenterTelecom has enhanced and upgraded the regional multiservice network (MSN). The total number of multiservice network ports has reached 1 954, in 2004 - 1 322 ports became operational. In early 2005 - 620 ports were employed.

Lipetsk regional multiservice network was built on equipment of the leading world manufacturers, such as Alcatel, Cisco Systems, Huawei, Corecess, ZyXEL, and Newbridge. The network is a modern transport system integrated into the national and global networks under the modern standards and protocols. The network is structured in such a way that it supports most modern technologies and enables to provide various network interfaces: G.703, v.24, v.35, Ethernet, TDM and the like.

The multiservice network allows the company to offer its clients a wide range of modern services, in particular, broadband Internet access, high-speed data transmission, etc. MSN was used as a backbone for VPN networks for Lipetsk region government, Finance Department, local federal treasury office, tax office, Lipetsk regional office of RF Central Bank as well as Novolipetskiy steel mill, Stinol refrigerator plant, Lebedyansk canning plant, Lipetskenergo utility and other corporate clients.

* * * * * *

CenterTelecom is a leading fixed communications company providing the entire range of telecommunication services in the Central Federal District where over 20 % of the population of Russia resides. CenterTelecom offers the full range of telecommunication services, including telephony service, the Internet, IP telephony, data communications, CATV, wired and VHF broadcasting. The company actively develops modern multiservice and SDH networks as well as new radio access systems. The Company trades on RTS (ESMO, ESMOP), Moscow Interbank Currency Exchange (CTEL, CTELP) and has ADR Level 1 common stock program (CRMUY).

CenterTelecom Lipetsk branch is a regional incumbent providing traditional telephony and value-added services in Lipetsk region. The electronic exchanges of CenterTelecom Lipetsk branch are among the highest in the central federal region and amounts to 62.7 %, including 81.28 % in the regional center, 72.41 % at the city network and 29.8 % at the rural network. Teledensity is 27.18 lines per 100 citizens of the region; including 33.04 lines in the urban network (35.24 lines in Lipetsk); and 16.53 lines in the rural network.

82-5798

CENTER TELECOM

Lipetsk region in-zone network is 100% digital

Lipetsk, February 8, 2005. CenterTelecom has built and commissioned an in-zone SDH network on the basis of fiber-optic communication lines in Lipetsk region. The project was completed one year ahead of time.

The last section of Dolgorukovo - Zadonsk in-zone network 60.7 km long closing the fourth in-zone regional fiber-optic ring was put into operation by CenterTelecom Lipetsk branch in the beginning of Q4 2004. The project scope comprised laying 777.6 km of fiber-optic cable. In-zone fiber-optic network of Lipetsk region, including that utilized in cooperation with Rostelecom, stretches for 1 021.95 km. With the completion of the construction, the backbone network of in-zone communications has become 100% digital.

The SDH network has STM-1, STM-4 level circular structure, which significantly increases the communication reliability and enables the company to provide modern multiservice network services and meet different requirements in terms of data volume, capacity and quality anywhere in Lipetsk region. City exchanges and substations of Lipetsk were linked with STM-1, STM-4, and STM-16 fiber-optic lines with the total length of 165 km back in 1999.

......

CenterTelecom is a leading fixed communications company providing the entire range of telecommunication services in the Central Federal District where over 20 % of the population of Russia resides. CenterTelecom offers the full range of telecommunication services, including telephony service, the Internet, IP telephony, data communications, CATV, wired and VHF broadcasting. The company actively develops modern multiservice and SDH networks as well as new radio access systems. The Company trades on RTS (ESMO, ESMOP), Moscow Interbank Currency Exchange (CTEL, CTELP) and has ADR Level 1 common stock program (CRMUY).

82 - 5798

CENTER TELECOM

NOTICE OF MATERIAL FACTS

INFORMATION ON THE EARNED AND (OR) PAID OUT INCOME ON THE ISSUER'S SECURITIES; INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS TOWARDS HOLDERS OF ITS SECURITIES

1. Full corporate name of the issuer specifying its legal-organizational form: **Joint-Stock Central Telecommunication Company**

2. Location of the registered office: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia**

3. Taxpayer identification number assigned to the issuer by tax authority (INN): **5000000970**

4. Unique identification code of the issuer assigned by the registration body: **00194-A**

5. Code of the material fact: **0600194A16022005; 0900194A16022005**

6. Website used by the issuer for posting notices of material facts: **http://www.centertelecom.ru/index.html?d=64**

7. Name of regularly issued printed publications used by the issuer for publishing notices of material facts: **Rossiiskaya Gazeta (The Russian Daily), Supplement to FSFM Herald**

8. Type, category (class), series and other identifications of the securities: **interest bearing documentary nonconvertible bearer bonds series 04 to be kept with the centralized custodian (hereinafter "the bonds")**

9. State registration number of the bond issue, date of the bond issue state registration: **4-19-00194-A of June 29, 200**

10. State registration authority which performed the state registration of the bond issue: **Federal Service for Financial Markets (FSFM)**

11. The Company's governing body which passed the resolution to determine the amount payable on coupons attached to the bonds issued by Company, the date of passing the said resolution and date of the minutes of the said body meeting (session) at which the said resolution was passed:

The interest rate of the first coupon was defined in accordance with the Decision on the bond issue (registration number 4-19-00194-A of June 29, 2004) as approved by the Board of Directors of JSC CenterTelecom on April 28, 2004, minutes #33 of May 5, 2004. Upon the results of the tender held on MICEX the first coupon interest rate was set at 13.80 per cent p.a. and approved by Order #372 of August 17, 2004, issued by Mr. R. Amaryan, the sole person executive body – the General Director of the Company

12. The issuer's obligations: **to effect payments of the first coupon attached to the bonds**

Total amount of the interest and/or other income payable on the issuer's bonds: **RUR389 027 348,05 (three hundred eighty nine million twenty seven thousand three hundred and forty eight Russian rubles and five copecks)**

Interest and/or other income payable per each of the bonds of the issuer: **RUR69.19 (sixty nine rubles and nineteen copecks)**

13. Mode of effecting payments of income on the issuer securities: **in the currency of the Russian Federation, by bank transfers/remittances**

14. Date at which the obligation to pay income on the issuer's securities should be met: **February 16, 2005**

15. Total amount of interest and/or other income paid on the issuer's securities: **RUR389 027 348,05 (three hundred eighty nine million twenty seven thousand three hundred and forty eight Russian rubles and five copecks)**

16. Statement of the obligation fulfillment: **the obligation is discharged in full**

R. Amaryan
General Director
Joint-Stock Central Telecommunication Company

February 16, 2005

82-5198

CENTER TELECOM

INFORMATION ABOUT OBTAINING BY THE ISSUER OF A PERMIT OF THE FSFM OF RUSSIA FOR TRADING AND/OR PLACEMENT OF SECURITIES BEYOND THE RUSSIAN FEDERATION

1. Full corporate name of the issuer: ***Joint-Stock Central Telecommunication Company***

2. Domicile of the issuer: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

3. Taxpayer Identification Number assigned to the issuer by tax authorities: ***5000000970***

4. Unique code of the issuer assigned by registration authorities: ***00194-A***

5. Address of the web page used by the issuer for posting information: http://www.centertelecom.ru/index.html?d=739

6. Type, category, class and quantity of securities of the issuer for which the Federal Service granted a permit for trading in them and/or placement beyond the Russian Federation: ***ordinary registered book-entry shares, total number 623,312,699 shares***

7. Quantity of the issuer's securities of the same type (category, class) already traded beyond the Russian Federation: ***at the date of the permit for trading in issued securities of Joint-Stock Central Telecommunication Company beyond the Russian Federation ordinary registered book-entry shares were not traded***

8. If trading in the issuer's securities beyond the Russian Federation is effected through placement according to foreign law on securities of a foreign issuer, the full corporate name of such foreign issuer: ***JPMorgan Chase Bank***

R. Amaryan
General Director,
Joint-Stock Central Telecommunication Company

Date: February 3rd, 2005 Seal

82- 5798

CENTER TELECOM

INFORMATION ABOUT AN ACQUISITION BY THE ISSUER OF AN INTEREST IN THE CHARTER (CONTRIBUTED) CAPITAL (UNIT FUND) OF ANOTHER COMMERCIAL ORGANIZATION TOTALING AT LEAST 5 PER CENT, OR OF A BLOCK OF ORDINARY SHARES OF OTHER JOINT-STOCK COMPANY ACCOUNTING FOR AT LEAST 5 PER CENT; and ABOUT CHANGES IN SUCH INTEREST MULTIPLE OF 5 PER CENT

1. Full corporate name of the issuer: ***Joint-Stock Central Telecommunication Company***

2. Domicile of the issuer: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

3. Taxpayer Identification Number assigned to the issuer by tax authorities: ***5000000970***

4. Unique code of the issuer assigned by registration authorities: ***00194-A***

5. Address of the web page used by the issuer for posting information: http://www.centertelecom.ru/index.html?d=739

6. Full corporate name, domicile of the for-profit organization, in which the issuer purchased an interest in the charter capital (ordinary shares); or the issuer's interest in which has changed: ***Private Joint-Stock Company CenterTelecomService of the Moscow region, 1a Kolomenski Proezd, Moscow, 115446, Russia***

7. The issuer's interest in the charter capital of the organization before the change: ***93.804 (ninety three and eight hundred and four thousandth) per cent***

Percentage of the ordinary shares of the organization owned by the issuer before the change: ***93.804 (ninety three and eight hundred and four thousandth) per cent***

8. The issuer's interest in the charter capital of the organization after the change: ***100 (one hundred) per cent***

Percentage of the ordinary shares of the organization owned by the issuer after the change: ***100 (one hundred) per cent***

9. The date on which the change of the issuer's interest in the charter capital of the above named organization took effect: ***February 2nd, 2005***

R. Amaryan
General Director,
Joint-Stock Central Telecommunication Company

Date: February 2nd, 2005 Seal

82 - 5798

CENTER TELECOM

INFORMATION ABOUT AN ACQUISITION BY THE ISSUER OF AN INTEREST IN THE CHARTER (CONTRIBUTED) CAPITAL (UNIT FUND) OF ANOTHER COMMERCIAL ORGANIZATION TOTALING AT LEAST 5 PER CENT, OR OF A BLOCK OF ORDINARY SHARES OF OTHER JOINT-STOCK COMPANY ACCOUNTING FOR AT LEAST 5 PER CENT; and ABOUT CHANGES IN SUCH INTEREST MULTIPLE OF 5 PER CENT

1. Full corporate name of the issuer: ***Joint-Stock Central Telecommunication Company***

2. Domicile of the issuer: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

3. Taxpayer Identification Number assigned to the issuer by tax authorities: ***5000000970***

4. Unique code of the issuer assigned by registration authorities: ***00194-A***

5. Address of the web page used by the issuer for posting information: http://www.centertelecom.ru/index.html?d=739

6. Full corporate name, domicile of the for-profit organization, in which the issuer purchased an interest in the charter capital (ordinary shares); or the issuer's interest in which has changed: ***Private Joint-Stock Company CenterTelecomService of the Moscow region, 1a Kolomenski Proezd, Moscow, 115446, Russia***

7. The issuer's interest in the charter capital of the organization before the change: ***74.999 (seventy four and nine hundred and ninety nine thousandth) per cent***

Percentage of the ordinary shares of the organization owned by the issuer before the change: ***74.999 (seventy four and nine hundred and ninety nine thousandth) per cent***

8. The issuer's interest in the charter capital of the organization after the change: ***93.804 (ninety three and eight hundred and four thousandth) per cent***

Percentage of the ordinary shares of the organization owned by the issuer after the change: ***93.804 (ninety three and eight hundred and four thousandth) per cent;***

9. The date on which the change of the issuer's interest in the charter capital of the above named organization took effect: ***February 1st, 2005***

R. Amaryan
General Director,
Joint-Stock Central Telecommunication Company

Date: February 1st, 2005 Seal

82-5798

CENTERTELECOM

News release

CENTERTELECOM SHARES TO BE TRADED ABROAD
FSFM of RUSSIA GRANTED A PERMIT TO CENTERTELECOM FOR TRADING IN ITS SHARES ABROAD

The Federal Service for Financial Markets (FSFM of Russia) at its meeting on January 19, 2004 resolved to issue a permit for trading of 623,312,699 ordinary registered book-entry shares of CenterTelecom beyond the territory of the Russian Federation. The quantity accounts for 39.5 per cent of the total number of the Company's ordinary shares. The permit under the existing Level I American Depositary Receipts (ADR) Program was necessitated by the registration of a new share issue undertaken to increase the legal (charter) capital through the increase of the nominal value of the ordinary registered book-entry and preference registered book-entry class A shares from RUR0.3 to RUR3.0. The increase does not affect parameters of the ADR Program.

On December 16, 2004 the FSFM of Russia performed the state registration of the relevant issues of CenterTelecom's shares and assigned state registration numbers: #1-04-00194-A to the ordinary registered book-entry shares and #2-04-00194-A to the preference registered book-entry shares.

Level I ADR Program for underlying ordinary shares of CenterTelecom was registered on August 22, 2001 by the US Securities and Exchange Commission. One ADR represents 100 ordinary shares of the Company. ADRs are traded on the OTC market (OTC: CRMUY). JPMorgan Chase Bank is the depositary bank for the Company's ADR Program. The depositary agreement between JSC CenterTelecom, JPMorgan Chase Bank and ADRs holders was entered into on September 4, 2001 and revised and amended on December 10, 2001.

24.01.2005

82-5798

CENTER TELECOM

NOTICE OF COMPLETION OF ISSUED SECURITIES PLACEMENT

1. Full and abbreviated corporate name of the issuer specifying its organizational-legal status: **Joint-Stock Central Telecommunication Company; JSC CenterTelecom**

2. Domicile of the issuer: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia**

3. Internet page used by the issuer for posting notices containing information to be disclosed by the issuer on the stages of the securities issue: **http://www.centertelecom.ru/index.html?d=64**

4. Name of regularly issued printed publications used by the issuer to publish notices containing information to be disclosed by the issuer on the stages of the securities issue: **Rossiiskaya Gazeta (The Russian Daily), Supplement to FSFM Herald**

5. Information about placed securities:

Type, category (class), series and other identifications of the securities: **ordinary registered book-entry shares**
State registration number of the securities issue: **1-04-00194-A**
Date of the state registration of the securities issue: **December 16, 2004**
Name of the registration body which performed the state registration of the securities issue: **the Federal Service for Financial Markets**
Par value of each placed piece of securities: **RUR3.0 (three Russian Rubles)**
Mode of placement: **conversion of previously placed shares into shares of the same category (type) with a higher par value**

6. Date of the actual start of the securities placement: **January 14, 2005**

7. Date of the actual end of the securities placement: **January 14, 2005**

8. Quantity and percentage share (of the total quantity of securities of the issue) of the actually placed securities: **1,578,006,833 (one billion five hundred and seventy eight million six thousand eight hundred and thirty three shares); 100%**
Form of payment: **not to be specified for the placement mode in question**

9. Actual placement price of the securities and quantity of securities placed at each of the placement price: **not to be specified for the placement mode in question**

10. Information on interested party deals and major deals made by the issuer during the securities placement, and information on approval of such deals by an authorized governing body of the issuer or lack of such approval: **the information is not provided for the placement mode in question**

R. Amaryan
General Director
Joint-Stock Central Telecommunication Company

(Seal)

Date: January 14, 2005

82-5198

CENTER TELECOM

NOTICE OF COMPLETION OF ISSUED SECURITIES PLACEMENT

1. Full and abbreviated corporate name of the issuer specifying its organizational-legal status: **Joint-Stock Central Telecommunication Company; JSC CenterTelecom**

2. Domicile of the issuer: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia**

3. Internet page used by the issuer for posting notices containing information to be disclosed by the issuer on the stages of the securities issue: **http://www.centertelecom.ru/index.html?d=64**

4. Name of regularly issued printed publications used by the issuer to publish notices containing information to be disclosed by the issuer on the stages of the securities issue: **Rossiiskaya Gazeta (The Russian Daily), Supplement to FSFM Herald**

5. Information about placed securities:

Type, category (class), series and other identifications of the securities: **preference registered book-entry shares**
State registration number of the securities issue: **2-04-00194-A**
Date of the state registration of the securities issue: **December 16, 2004**
Name of the registration body which performed the state registration of the securities issue: **the Federal Service for Financial Markets**
Par value of each placed piece of securities: **RUR3.0 (three Russian Rubles)**
Mode of placement: **conversion of previously placed shares into shares of the same category (type) with a higher par value**

6. Date of the actual start of the securities placement: **January 14, 2005**

7. Date of the actual end of the securities placement: **January 14, 2005**

8. Quantity and percentage share (of the total quantity of securities of the issue) of the actually placed securities: **525,992,822 (five hundred and twenty five million nine hundred and ninety two thousand eight hundred and twenty two shares); 100%**
Form of payment: **not to be specified for the placement mode in question**

9. Actual placement price of the securities and quantity of securities placed at each placement price: **not to be specified for the placement mode in question**

10. Information on interested party deals and major deals made by the issuer during the securities placement, and information on approval of such deals by an authorized governing body of the issuer or lack of such approval: **the information is not provided for the placement mode in question**

R. Amaryan
General Director
Joint-Stock Central Telecommunication Company

(Seal)

Date: January 14, 2005

82-5798

CENTER TELECOM

NOTICE OF A MATERIAL FACT
INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS TOWARDS HOLDERS OF ITS SECURITIES

1. Full corporate name of the issuer specifying its organizational-legal status: **Joint-Stock Central Telecommunication Company**

2. Domicile of the issuer: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia**

3. Taxpayer Identification Number (INN) assigned to the issuer by tax authorities: **5000000970**

4. The unique identification code of the issuer assigned to it by the registration body: **00194-A**

5. Code of the material fact: **0900194A14012005**

6. Internet page used by the issuer for posting notices of material facts: **http://www.centertelecom.ru/index.html?d=64**

7. Name of regularly issued printed publications to publish notices of material facts: **Rossiiskaya Gazeta (The Russian Daily), Supplement to FSFM Herald**

8. Type, category (class), series and other identifications of the securities: **preference registered book-entry Class A shares**

9. State registration number of the securities issue: **2-04-00194-A**

Date of the state registration of the securities issue: **December 16, 2004**

10. The issuer's obligation, and in case of a monetary obligation or any other obligation that can be expressed in monetary terms – also the value of such obligation in monetary form: **conversion of previously placed shares into shares of the same category (type) with a higher par value (one preference share with a nominal value of RUR0.3 is converted into one preference share with a nominal value of RUR3.0 retaining the category); the total nominal value of the issue is RUR1,577,978,466 (one billion five hundred and seventy seven million nine hundred and seventy eight thousand four hundred and sixty six rubles)**

11. Date when the issuer's obligation shall be performed, and if the obligation shall be performed within a certain term (period), then the deadline of the period: **January 14, 2005**

12. Statement of the obligation fulfillment: **the issuer's obligation is discharged in full**

R. Amaryan
General Director
Joint-Stock Central Telecommunication Company

(Seal)

Date: January 14, 2005

82-5798

CENTER TELECOM

NOTICE OF A MATERIAL FACT
INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS TOWARDS HOLDERS OF ITS SECURITIES

1. Full corporate name of the issuer specifying its organizational-legal status: **Joint-Stock Central Telecommunication Company**

2. Domicile of the issuer: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia**

3. Taxpayer Identification Number (INN) assigned to the issuer by tax authorities: **5000000970**

4. The unique identification code of the issuer assigned to it by the registration body: ***00194-A***

5. Code of the material fact: **0900194A14012005**

6. Internet page used by the issuer for posting notices of material facts: **http://www.centertelecom.ru/index.html?d=64**

7. Name of regularly issued printed publications to publish notices of material facts: **Rossiiskaya Gazeta (The Russian Daily), Supplement to FSFM Herald**

8. Type, category (class), series and other identifications of the securities: **ordinary registered book-entry shares**

9. State registration number of the securities issue: **1-04-00194-A**

Date of the state registration of the securities issue: **December 16, 2004**

10. The issuer's obligation, and in case of a monetary obligation or any other obligation that can be expressed in monetary terms – also the value of such obligation in monetary form: **conversion of previously placed shares into shares of the same category (type) with a higher par value (one ordinary share with a nominal value of RUR0.3 is converted into one ordinary share with a nominal value of RUR3.0 retaining the category); the total nominal value of the issue is RUR4,734,020,499 (four billion seven hundred and thirty four million twenty thousand four hundred and ninety nine rubles)**

11. Date when the issuer's obligation shall be performed, and if the obligation shall be performed within a certain term (period), then the deadline of the period: **January 14, 2005**

12. Statement of the obligation fulfillment: **the issuer's obligation is discharged in full**

R. Amaryan
General Director
Joint-Stock Central Telecommunication Company

(Seal)

Date: January 14, 2005

82 - 5798

CENTER TELECOM

Information about the issuer securities listed among securities admitted for trading by a trading arranger on securities market and delisting of the issuer's securities

1. ***Joint-Stock Central Telecommunication Company***

2. Domicile of the issuer: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

3. Taxpayer identification number (INN): ***5000000970***

4. Unique code of the issuer: **00194-A**

5. Internet page used by the issuer for posting notices of information that may significantly affect prices of the issuer's securities: http://www.centertelecom.ru/index.html?d=739

6. Full name of the trading arranger on securities market: ***Open (Public) Joint-Stock Company Stock Exchange RTS***

7. Type, category, class of the issuer securities listed among securities admitted for trading by the trading arranger on securities market: ***ordinary registered book-entry shares and preference registered book-entry Class A shares***

8. Name of the quotation list in which the issuer's securities are included: ***Quotation list B***

R. Amaryan
General Director
JSC CenterTelecom

Date: January 13, 2005 *Seal*

№ 82-5198

QUARTERLY REPORT

Joint-Stock Central Telecommunication Company

Code of the Issuer: 00194-A

for the III quarter of 2004

Domicile: 23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
Mailing address: 6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia

The information in this quarterly report is disclosed pursuant to applicable law of the Russian Federation on securities.

(signed by)
R. Amaryan
General Director
JSC CenterTelecom
Date: November 12, 2004

R. Konstantinova
Chief Accountant
Date: November 12, 2004
(seal)

Contact person: ***Ms. Natalia Sudareva, Deputy Director, Department of Securities and Corporate Management, Head of Securities Issues***
Tel.: ***(+7 095) 209-38-49***
Fax: ***(+7 095) 209-24-38***
e-mail: ocb@centertelecom.ru
The information disclosed in this quarterly report is posted at:
http://www.centertelecom.ru/index.html?d=63

TABLE OF CONTENTS

Introduction

Full registered name of the Issuer.

Открытое Акционерное Общество "Центральная телекоммуникационная компания" (in Russian)

Joint-Stock Central Telecommunication Company

The abbreviated name of the Issuer.

ОАО "ЦентрТелеком" (in Russian)

JSC CenterTelecom

Domicile, mailing address and contact data of the Issuer.

Domicile: ***23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia***

Mailing address: ***6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia***

Tel.: ***(+7 095) 209-3434*** Fax: ***(+7 095) 209-3007***

e-mail: info@centertelecom.ru

Website where the full text of the Issuer's quarterly report is posted:
http://www.centertelecom.ru/index.html?d=63

Overview of the outstanding (placed) securities:

Shares issued by the Issuer.

Type of the securities: *ordinary registered book-entry shares including Class B registered book-entry preference shares*

Type: ***ordinary***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR 0.3***

Mode of placement: ***conversion into lower nominal value shares at split-up***

Placement period: ***from November 2, 2001 through November 2, 2001***

Placement price: ***not to be specified for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***463,973,000***

Conditions of the conversion: ***split-up of shares placed by the issuer to be performed by converting each ordinary share including preference Class B shares, with the nominal value of RUR300 into 1000 shares with the nominal value of RUR0.3 each.***

Category of the securities: ***Class A registered book-entry preference shares***

Type: ***preference***

Share type: ***A***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: ***conversion into lower nominal value shares at split-up***

Placement period: ***from November 2, 2001 through November 2, 2001***

Placement price: ***not to be specified for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***154,658,000***

Conditions of the conversion: ***split-up of shares placed by the Issuer to be performed by converting each preference Class A share with the nominal value of RUR300 into 1000 preference Class A shares with the nominal value of RUR0.3 each.***

Category of the securities: ***ordinary registered book-entry shares***

Type: ***ordinary***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***0.3***

Mode of placement: ***conversion of a merged company's shares into shares of the consolidated company***

Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for this type of placement*
Number of actually placed securities pursuant to the registered report on the results of the issue: *76,915,532*
Conditions of the conversion: *additional ordinary shares of the Company were placed among shareholders of a merging company (OAO Belsvyaz) – owners of ordinary shares as follows: 19.2705465903 shares of the Company in exchange for 1 ordinary share of the merging company.*

Category of the securities: *Class A registered book-entry preference shares*
Type: *preference*
Class of shares: *A*
Form of the securities: *registered book-entry*
Nominal value of one piece of securities: *RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *25,638,256*
Conditions of the conversion: *preference Class A shares of the Company were placed among shareholders of a merging company (OAO Belsvyaz) – owners of preference Class A shares as follows: 19.2705465903 shares of the Company in exchange for 1 preference Class A share of the merging company.*

Category of the securities: *registered book-entry ordinary shares*
Type: *ordinary*
Form of the securities: *registered book-entry*
Nominal value of one piece of securities: *RUR0.3*
Mode of placement: *conversion of a merging company shares into shares of the consolidated company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *50,449,937*
Conditions of the conversion: *additional ordinary shares of the Company were placed among shareholders of a merging company (OAO Bryansksvyazinform) – owners of ordinary shares as follows: 4.4071766233 shares of the Company in exchange for 1 ordinary share of the merging company.*

Category of the securities: *Class A registered book-entry preference shares*
Type: *preference*
Class of shares: *A*
Form of the securities: *registered book-entry*
Nominal value of one piece of securities: *RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *16,809,937*
Conditions of the conversion: *preference Class A shares of the Company were placed among shareholders of a merging company (OAO Bryansksvyazinform) – owners of preference Class A shares as follows: 4.4071766233 shares of the Company in exchange for 1 preference Class A share of the merging company.*

Category of the securities: *registered book-entry ordinary shares*
Type: *ordinary*
Form of the securities: *registered book-entry*
Nominal value of one piece of securities: *RUR0.3*

Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***157,139,266***
Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company (OAO Voronezhsvyazinform) – owners of ordinary shares as follows: 47.4105322406 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***52,379,022***
Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company (OAO Voronezhsvyazinform) – owners of preference Class A shares as follows: 47.4105322406 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***47,141,629***
Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company (OAO Ivtelecom) – owners of ordinary shares as follows: 0.4484444751 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***15,713,797***
Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company (OAO Ivtelecom) – owners of preference Class A shares as follows: 0.4484444751 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***62,028,583***
Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company (OAO Lipetskelekrosvyaz) – owners of ordinary shares as follows: 1.9140596307 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***20,676,240***
Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company (OAO Lipetskelekrosvyaz) – owners of preference Class A shares as follows: 19.2705465903 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***60,374,595***
Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company (OAO Smolensksvyazinform) – owners of ordinary shares as follows: 5.2702465212 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***20,124,846***
Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company (OAO Smolensksvyazinform) – owners of preference Class A shares as follows: 5.2702465212 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***61,201,665***
Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company (OAO Tambovelektrosvyaz) – owners of ordinary shares as follows: 10.8001945695 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***20,400,253***
Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company (OAO Tambovelektrosvyaz) – owners of preference Class A shares as follows: 10.8001945695 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***103,381,414***
Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company (OAO Tulatelecom) – owners of ordinary shares as follows: 0.3757814137 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***34,460,412***
Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company (OAO Tulatelecom) – owners of preference Class A shares as follows: 0.3757814137 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***75,261,336***
Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company (OAO Elektrosvyaz of the Vladimir region) – owners of ordinary shares as follows: 0.4264068524 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***25,086,826***
Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company (OAO Elektrosvyaz of the Vladimir region) – owners of preference Class A shares as follows: 0.4264068524 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***68,314,103***
Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company (OAO Elektrosvyaz of the Kaluga region) – owners of ordinary shares as follows: 22.2652655061 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***22,771,451***
Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company (OAO Elektrosvyaz of the Kaluga region) – owners of preference Class A shares as follows: 22.2652655061 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***24,811,662***
Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company (OAO Elektrosvyaz of the Kostroma region) – owners of ordinary shares as follows: 20.9159185019 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***8,270,063***
Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company (OAO Elektrosvyaz of the Kostroma region) – owners of preference Class A shares as follows: 20.9159185019 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***45,818,124***
Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company (OAO Elektrosvyaz of the Kursk region) – owners of ordinary shares as follows: 6.8147905250 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***15,272,606***
Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company (OAO Elektrosvyaz of the Kursk region) – owners of preference Class A shares as follows: 6.8147905250 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: ***conversion of merging company shares into shares of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not applicable for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***43,833,566***

Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company (OAO Elektrosvyaz of the Orel region) – owners of ordinary shares as follows: 5.5321728363 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***

Type: ***preference***

Class of shares: ***A***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: ***conversion of merging company shares into shares of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not applicable for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***14,611,007***

Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company (OAO Elektrosvyaz of the Orel region) – owners of preference Class A shares as follows: 5.5321728363 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***

Type: ***ordinary***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: ***conversion of merging company shares into shares of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not applicable for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***48,795,863***

Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company (OAO Elektrosvyaz of the Ryazan region) – owners of ordinary shares as follows: 4.5455000014 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***

Type: ***preference***

Class of shares: ***A***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: ***conversion of merging company shares into shares of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not applicable for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***16,265,265***

Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company (OAO Elektrosvyaz of the Ryazan region) – owners of preference Class A shares as follows: 4.5455000014 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***78,569,103***
Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company (OAO Tvertelecom) – owners of ordinary shares as follows: 496.4093949295 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***26,189,469***
Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company (OAO Tvertelecom) – owners of preference Class A shares as follows: 496.4093949295 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***109,997,455***
Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company (OAO Yartelecom) – owners of ordinary shares as follows: 13.5737770543 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***36,665,332***
Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company (OAO Yartelecom) – owners of preference Class A shares as follows: 13.5737770543 shares of the Company in exchange for 1 preference Class A share of the merging company.***

According to Order #03-2110/r dated September 30, 2003 additional issues of issued securities of Joint-Stock Central Telecommunication Company were merged.
Based on the Notification provided by FCSM of Russia #03-DG-04/14682 dated October 10, 2003 on October 17, 2003 the consolidation of issues of securities of Joint-Stock Central Telecommunication Company was carried out by Private JSC Registrator-Svyaz; at the same time the state registration numbers of the consolidated securities issues were cancelled.

State registration numbers of the merging securities issues	Registration dates of the merging securities issues	State registration number, registration date of the consolidated securities issue	Number of securities of the consolidated issue
1-04-00194-A 1-05-00194-A 1-06-00194-A 1-07-00194-A 1-08-00194-A 1-09-00194-A 1-10-00194-A 1-11-00194-A 1-12-00194-A 1-13-00194-A 1-14-00194-A 1-15-00194-A 1-16-00194-A 1-17-00194-A 1-18-00194-A 1-19-00194-A	October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002	1-03-00194-A of September 30, 2003	1,578,006,833
2-04-00194-A 2-05-00194-A 2-06-00194-A 2-07-00194-A 2-08-00194-A 2-09-00194-A 2-10-00194-A 2-11-00194-A 2-12-00194-A 2-13-00194-A 2-14-00194-A 2-15-00194-A 2-16-00194-A 2-17-00194-A 2-18-00194-A 2-19-00194-A	October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002	2-03-00194-A of September 30, 2003	525,992,822

Overview of the bonds issued by the Issuer.

Category of the securities: *certified non-convertible interest-bearing series 02 bearer bonds*
Series: ***02***
Type: ***interest-bearing***
Form of the securities: ***documented bearer bonds***
Nominal value of one bond of the issue:***RUR1,000***
Mode of placement: ***public subscription***
Bond placement period: ***Placement start and end date is July 23, 2002***

Terms and arrangements of the bond issue placement:

As of the date of publishing by the Issuer of the notice of the state registration of the bond issue in the course of information disclosure regarding the securities issue all interested parties may review the decision to issue bonds and the bond issue prospectus at the following addresses:

Joint-Stock Central Telecommunication Company
6 Degtiarny Per., building 2, K-50, GSP-9, Moscow, 101999, Russia

Joint-Stock Commercial Bank Moskovski Delovoy Mir JSC (Moscow Business World)
3 Sadovnicheskaya Street, Moscow, 113035, Russia. Telephone: (+7 095) 795-2521

Private Joint-Stock Company Raiffeisenbank Austria
17/1 Troitstkaya Street, Moscow, 129090, Russia. Telephone: (+7 095) 721-99-29

Private Joint-Stock Company Investment Company Troyka-Dialog
4 Romanov Per., Moscow, 103009, Russia. Telephone: (+7 095) 258-05-00

The bond placement is effected by entering into sale-purchase deals at the bond placement price set by the Issuer's Board of Directors (starting from the second day from the bond placement start date the buyer during the closing of the sale-purchase deal shall also pay the coupon interest accrued on the bonds).

Closing of bond placement deals shall start on the first day of the bond placement period and end on the bond placement end date specified for the bond issue.

Bond placement shall be effected at the Securities Market Section of Private JSC Moscow Interbank Currency Exchange (henceforth MICEX).

Deals on the bond placement are made in the negotiations mode conducted at MICEX's Securities Market Section by granting applications for sale/purchase of the bonds filed using trade and settlement system of MICEX.

The Seller of the bonds is the Underwriters, acting in their owns names, but on a commission and for expenses of the issuer. The issue underwriters are Joint-Stock Commercial Bank Moskovski Delovoy Mir JSC (Moscow Business World – Public Joint-Stock Company), Private Joint-Stock Company Raiffeisenbank Austria, Private Joint-Stock Company Investment Company Troyka-Dialog (henceforth the "Underwriters").

A potential buyer of bonds who is a member of MICEX's Securities Market Section acts on its own.

In the event that a potential bond buyer is not a member of MICEX's Securities Market Section it/he/she should conclude a relevant agreement with any broker, who is a member of MICEX's Securities Market Section , and issue an order to the broker to acquire bonds of the issue.

A potential bond buyer shall open a relevant depo account with Not-for-profit Partnership National Depositary Center (henceforth NDC) effecting the centralized custody storage of the bonds of the issue, or with another depositary who is a depositor with respect to NDC. Arrangements and period for opening account are according to rules of procedure of the relevant depositaries.

Members of MICEX's Securities Market Section (the "Dealers") acting in their own names and for their own sake, or in their own name but on behalf and for the sake and at the expense of potential buyers, who are not dealers, may on any business day within the bond placement period file an application for a bond purchase at the placement price identifying number of bonds planned to be purchased.

The applications for securities purchases should granted by Underwriters in full, provided that the number of bonds identified in the application for purchase does not exceed the number of the unplaced bonds of the issue. If the number of bonds identified in the application for purchase does exceed the number of bonds remaining unplaced, the application for bond purchase should be granted to the amount of unplaced bonds of the issue.

Underwriters shall grant the applications for bond purchase according to First Come – First Served order. If the total bond issue is placed the further applications are not accepted.

A mandatory condition for bond purchase on MICEX during the bond placement is depositing of the buyer's funds on the account of the member of MICEX's Securities Market Section on whose behalf the application was filed, with MICEX's Clearing Chamber. The amount of deposited funds shall be enough to cover the whole payment for the bonds identified in the applications for bond purchases, including all applicable MICEX's fees and charges. If the conditions stated in a bond purchase application meet the requirements above, the Underwriter shall accept the application at MICEX on the date of filing and the application should be registered with MICEX. The sold bonds shall be entered by the Depositary into the bond buyer's depo account at the date of executing the sale-purchase transaction.

Placement period: ***from July 23, 2002 through July 23, 2002***

Placement price: ***RUR1,000***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***600,000***

Security provided for the bond issue:

Entity providing the security: ***Bassian invest Limited Liability Company***

Type of security: ***Surety***

Monetary value of the security: ***RUR600,000,000 and the accrued interest***

Conditions of the collateral provision:

Agreement to provide surety to Joint-Stock Central Telecommunication Company for the purpose of bond issue #611/02 – DO of April 30, 2002 concluded by and between the Issuer and Bassian invest LLC identifies the Agreement as an offer, open for third parties – owners of the bonds to join it through bond acquisition. Third parties gain the right to demand from Bassian invest to meet its obligations under the said Agreement as of the moment of bond acquisition by them, the said bonds being covered by the Agreement to provide surety for the Issuer's obligations. Disposal of the bonds by their owners is deemed as a waiver of the rights with respect to Bassian invest LLC granted by the said Agreement. With the transfer of rights for the bonds to the bond purchaser the latter gains the rights of a bond owner under the said Agreement and in the same scope and under the terms and conditions, as existed at the moment of the transfer of rights for the acquired bonds.

Acquisition of bonds means conclusion by the bond purchaser of a contract under which the surety for the bond issue is provided. With the transfer of rights for the bonds to the bond purchaser the latter gains the rights of a bond owner under the said contract and in the same scope and under the terms and conditions, as existed at the moment of the transfer of rights for the acquired bonds.

Bassian invest LLC undertakes to meet for the issuer its obligations toward the bond owners only after it was established that the issuer is unable to meet its obligations to the bond owners.

Bassian invest LLC undertakes to perform the issuer's obligations to the bond owners entitled to demand from the surety performance of its obligations according to the concluded Agreement subject to simultaneous fulfillment of the following conditions:

- the issuer failed to pay or paid partially coupon income as a percentage of the bond nominal value to bond owners at the time set out in decision on the bond issue and bond issue prospectus;
- the issuer failed to pay or paid partially the nominal value of bonds on the redemption to the bond owners at the time set out in decision on the bond issue and bond issue prospectus;

Simultaneous existence of these conditions constitutes an instance of default of the issuer on its obligations toward owners.

Should the fact of the issuer default be established Bassian invest LLC undertakes within 2 days from the date when the default was established as a fact to meet the issuer's obligations to pay the bond nominal value and coupon to all bond owners.

The arrangements and procedure of performance by Bassian invest LLC of the issuer's obligations toward the

bond owners are identical to the same set out for the issuer as described in decision on the bond issue and bond issue prospectus.

Category of securities: *book-entry registered series 1-K bonds*
Series: ***1-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue:***RUR500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period:***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***11,397***
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bonds are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered book-entry bonds series 2-K***
Series: ***2-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,000***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period:***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***260***
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bonds are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered book-entry bonds series 3-K***
Series: ***3-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period:***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***5,396***
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bonds are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered book-entry bonds series 4-K***
Series: ***4-K***

Type: *interest-bearing*
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue:***RUR1,000***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *70*
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bonds are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: *registered book-entry bonds series 5-K*
Series: *5-K*
Type: *interest-bearing*
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue:***RUR3,600***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***498***
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bonds are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: *registered book-entry bonds series 6-K*
Series: *6-K*
Type: *interest-bearing*
Form of the securities: ***registered documented bonds***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***499***
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bonds are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: *registered book-entry bonds series 7-K*
Series: *7-K*
Type: *interest-bearing*
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***

Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***499***
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bonds are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: *registered book-entry bonds series 8-K*
Series: ***8-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***500***
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bonds are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: *registered book-entry bonds series 9-K*
Series: ***9-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***50***
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bonds are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: *registered book-entry bonds series 10-K*
Series: ***10-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***200***
Security provided for the bond issue:
No security

Conversion conditions: *the Company bonds are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.*

Category of the securities: ***registered book-entry bonds series 11-K***
Series: ***11-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***500***
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bonds are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered book-entry bonds series 2-И***
Series: ***2-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR50***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***212,701***
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bonds are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered book-entry bonds series 3-И***
Series: ***3-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR6,000***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***349***
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bonds are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered book-entry bonds series 4-И***

Series: ***4-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue:***RUR4,000***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *68*
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bonds are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered interest-bearing non-convertible series 03 bearer bonds***
Series: *03*
Type: ***interest-bearing***
Form of the securities: ***documentary bearer bonds***
Nominal value of one bond of the issue:***RUR1,000***
Mode of placement: ***public subscription***

Bond placement period: ***Bond placement start date: September 16, 2003. Bond placement end date: September 17, 2003***

Bond placement arrangements:

Arrangements and terms and conditions for entering into civil legal agreements (terms and conditions for filing and granting applications)

Specifics of bond placement on the first day of placement:
The bond sellers shall be the Underwriters acting in their own names and/or on behalf of the issuer for the purpose of concluding relevant contracts and agreements with third parties, including without restrictions the bond buyers, and other persons; those contracts or agreements might accompany or be directly or indirectly necessary for placement of bonds by the Arrangers of the bond issue pursuant to the Agreement.

The bond placement is effected by entering into a sale-purchase deal at the bond nominal value (starting from the second day from the bond placement start the buyer in the completion of the sale-purchase deal shall also pay the coupon accrued on the bonds).

Bond placement shall be effected at the Securities Market Section of Private JSC Moscow Interbank Currency Exchange (henceforth MICEX).

Full registered name: Private Joint-Stock Company Moscow Interbank Currency Exchange.
Abbreviated corporate name: MICEX
Address: 13 Bolshoy Kislovski Per., building 1, Moscow, 125009, Russia.
Mailing address: 13 Bolshoy Kislovski Per., Moscow, 125009, Russia
License number #077-05870-000001
Date of issue: February 26, 2002
Valid till: Valid for an indefinite term
Licensing authority: issued by FCSM of Russia

Arrangements for concluding deals on the first day of placement
An auction for determination of the first coupon interest rate for the bond issue shall start and end on the first day of the bond placement period. The arrangements for holding the auction to determine the first coupon interest rate for the bond issue are set forth in item 57.11 of the Bond Issue prospectus and item 8.3 of the decision on the bond issue.
Upon expiry of the period for filing applications for the auction to determine the first coupon interest rate

MICEX shall compile registers of the entered applications filed with each of the Underwriters, and submit them to the Issuer and/or Underwriters. Based on the submitted registers of the applications the Underwriters compile a compounded list of applications.

Based on the analysis of compounded list of purchase applications filed for the auction the Issuer shall determine the first coupon interest rate and in writing advise of it MICEX and Underwriters.
Underwriters shall publish a notice of the first coupon interest rate using MICEX's trade system by sending electronic messages to all members of MICEX's Securities Market Section.
Upon receiving from the Issuer of a written notice of the first coupon interest rate Underwriters based on the compounded list of applications filed for the auction to determine the first coupon interest rate identify the general list of applications to be granted by them and the order of granting them. Underwriters shall put on the general list of accepted applications only those applications where the acceptable interest rate stated in the application by the prospective buyer of bonds is less or equal to the first coupon interest rate determined by the Issuer based on the results of the auction held by it.
By an acceptable first coupon interest rate is meant the first coupon interest rate which if announced by the Issuer will lead to a potential buyer's willingness to buy the number of bonds specified in its application at the par value.
Underwriters determine the order of granting applications, based on the following criteria:
In the first place applications where the least first coupon interest rates are stated.
If there are multiple applications for bond purchase registered in the list and stating the same first coupon interest rate, the applications filed earlier in time shall be granted in the first place.
After the general list of accepted by Underwriters applications is compiled and the order of granting them is identified, the Underwriters shall compile specific lists of applications to be granted, filed with each Underwriter and the order of granting them by each Underwriter specifically.

After compiling specific lists of applications to be granted, filed with each Underwriter and the order of granting them by each Underwriter specifically Underwriters shall grant these applications. Granting applications by the Underwriters shall start at the same agreed upon moment.
If on the first day of the bond issue placement the Underwriters accepted applications of prospective investors filed for the action to determine the first coupon interest rate and carrying on aggregate the number of bonds equal the total volume of the bond issue (i.e. 2,000,000 bonds), there shall be no further placement of the bond issue.

Arrangements for bond placement on the subsequent days of the placement.
If on the first day of the bond placement after the Underwriters have granted all applications filed for the auction to determine the first coupon interest rate, a part of the issue remains unplaced on the second and following days of the placement the remaining bonds will be placed.

Starting from the second day of the bond placement the bond buyer when completing a sale-purchase transaction shall also pay the accrued coupon income (the ACI) on the bonds, calculated by the following formula:
$ACI = Cj * Nom * (t - Tj\text{-}1)/ 365/ 100 \%$
where
Nom – nominal value per bond;
Cj – the relevant coupon interest rate(per cent p.a.)
Tj-the first day of the start of the jth coupon period;
t – current date.
j – the consecutive number of the relevant coupon period: 1-6;
The amount of the accrued coupon income is calculated with accuracy of 1 copeck (round-off follows mathematical rules, i.e. the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).

On the second and following bond placement days members of MICEX's Securities Market Section file applications for purchase of bonds both on their own expense and for the expense and pursuant to customers' orders. The time for filing applications for purchase is set by relevant MICEX's rules upon concurrence of the Issuer and/or the Underwriters. Applications for bond purchase are filed with one of the Underwriters and should specify the following significant conditions:

a.1) Purchase price - 100 % of the nominal value;
a.2) Number of bonds that the potential buyer would like to purchase.

Upon expiry of the period for filing applications for the bond purchase MICEX shall compile a list of entered applications filed with each Underwriter and submit it to the Issuer and/or the Underwriters. Based on the submitted list of filed applications the Underwriters shall compile a general list of applications.

After the general list of accepted by Underwriters applications is compiled and the order of granting them is identified, the Underwriters shall compile specific lists of applications to be granted, filed with each Underwriter, and the order of granting them by each Underwriter specifically.

After compiling specific lists of applications to be granted, accepted by each Underwriter and the order of granting them by each Underwriter specifically, Underwriters shall grant these applications. Granting applications by the Underwriters shall start at the same agreed upon moment.

Terms and conditions and arrangements for placement of the bond issue

Specifics of the bond placement on the first day of placement

The bonds shall be placed pursuant to effective regulations and rules of Private JSC Moscow Interbank Currency Exchange.

Potential buyers who are members of MICEX's Securities Market Section are admitted for purchasing bonds. In the event that a potential bond buyer is not a member of MICEX's Securities Market Section it should conclude a relevant agreement with any broker, who is a member of MICEX's Securities Market Section, and issue an order to the broker to acquire bonds of the issue.

A potential buyer of bonds who is a member of MICEX's Securities Market Section (Section Members) acts on its own.

A potential bond buyer shall open a relevant depo account with Not-for-profit Partnership National Depositary Center (henceforth NDC), or with another depositary who is a depositor with respect to NDC.

The Underwriters shall grant only those applications of the Section members which were earlier included in the list of accepted applications. Each Underwriter shall grant applications in the order specified earlier when compiling the list of accepted applications.

If the amount of bonds to be purchased specified in the application exceeds the number of bonds left unplaced, the relevant Underwriter shall grant the applications to the extent of the left unplaced bonds of the issue

The time for conducting transactions during the auction to determine the interest rate and closing placement deals shall be determined by MICEX upon agreement with the Issuer and/or Underwriters.

A mandatory condition to be met for bond purchase during their placement is a deposit of the buyer's funds on an account of the Section Member in whose name the application is filed, with Non-bank Credit organization Private joint-stock company Clearing House of Moscow Interbank Currency Exchange (the "MICEX CH"). The deposited funds shall be enough to cover in full the payment for the bonds specified in the applications and all applicable commissions and fees charged by MICEX. If an application meets the above requirements the application shall be accepted by the Underwriter on the day of its filing and registered by MICEX.

Bonds sold on the day of completing the sale-purchase deal during the bond placement in MICEX's Securities Market Section shall be transferred to the depo accounts of the bond buyers – depositors of NDC and other depositaries – NDC's depositors on the date of closing the sale-purchase transaction

Specifics of the bond placement with MICEX's Securities Market Section on the second and following days of the placement period.

The bonds shall be placed pursuant to effective regulations and rules of Private JSC Moscow Interbank Currency Exchange.

Potential buyers who are members of MICEX's Securities market Section are admitted for purchasing bonds. In the event that a potential bond buyer is not a member of MICEX's Securities Market Section it/he should conclude a relevant agreement with any broker, who is a member of MICEX's Securities Market Section , and issue an order to the broker to acquire bonds of the issue.

A potential buyer of bonds who is a member of MICEX's Securities Market Section (Section Members) acts on its own.

A potential bond buyer shall open a relevant depo account with Not-for-profit Partnership National

Depositary Center (henceforth NDC), or with another depositary who is a depositor with respect to NDC. The Underwriters shall grant only those applications of the Section members which were earlier included in the list of accepted applications. Each Underwriter shall grant applications in the order specified earlier when compiling the list of accepted applications.

If the amount of bonds to be purchased specified in the application exceeds the number of bonds left unplaced, the relevant Underwriter shall grant the application to the extent of the left unplaced bonds of the issue.

The time for conducting transactions shall be determined by MICEX upon agreement with the Issuer and/or Underwriters.

A mandatory condition to be met for bond purchase during their placement is a deposit of the buyer's funds on an account of the Section Member in whose name the application is filed, with MICEX CH. The deposited funds shall be enough to cover in full the payment for the bonds specified in the applications and all applicable commissions and fees charged by MICEX. If an application meets the above requirements the application shall be accepted by the Underwriter on the day of its filing and registered by MICEX.

Bonds sold on the day of completing the sale-purchase deal during the bond placement in MICEX's Securities Market Section shall be transferred to the depo accounts of the bond buyers – depositors of NDC and other depositaries – NDC's depositors on the date of closing the sale-purchase transaction.

Placement period:

Actual date of the bond placement start: ***September 16, 2003***

Actual date of the bond placement end: ***September 17, 2003***

Placement price: ***RUR1,000***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***2,000,000***

Security provided for the bond issue:

Entity providing the security: ***Bassian invest Limited Liability Company***

Type of security: ***Surety***

Monetary value of the security: ***RUR2,000,000,000 plus the accrued interest***

Terms and conditions for ensuring and exercising rights of the bond owners under the provided security:

Acquisition of bonds means conclusion by the bond purchaser of a contract under which the surety for the bond issue is provided. With the transfer of rights for the bonds to the bond purchaser the latter gains the rights of a bond owner under the said contract and in the same scope and under the terms and conditions, as existed at the moment of the transfer of rights for the acquired bonds, the written form of the agreement being deemed honored.

Bassian invest LLC undertakes to meet for the issuer its obligations toward the bond owners only after it was established that the issuer is unable to meet its obligations to the bond owners.

Bassian invest LLC undertakes to perform the issuer's obligations to the bond owners entitled to demand from the surety performance of its obligations according to the concluded Agreement subject to simultaneous fulfillment of the following conditions:

- ***the issuer failed to pay or paid partially coupon income as a percentage of the bond nominal value to bond owners at the time set out in decision on the bond issue and bond issue prospectus;***
- ***the issuer failed to pay or paid partially the nominal value of bonds on the redemption to the bond owners at the time set out in decision on the bond issue and bond issue prospectus;***

Simultaneous existence of these conditions constitutes an instance of default of the issuer on its obligations toward owners.

Should these circumstances occur the surety will perform the issuer's obligations pursuant to the following arrangements:

A bond owner or a person duly authorized by him is entitled to file a request in writing with the surety for performance of the issuer's obligations ("the request"). The request should contain:

- *the bondholder's full name, and if bonds are assigned for nominal holding and the assigned holder is authorized to receive payments due to the bond owner under the bond issue, the full name of the nominee holder;*
- *the number of bonds owned by the bond owner;*
- *domicile and actual address, contact numbers of the person authorized to receive payments due to the bond owner under the bond issue;*
- *tax status of the bond owner (resident, non-resident conducting activities in the Russian Federation through a permanent representative office, non-resident receiving income not linked to the permanent representative office, natural persons – tax residents of the Russian Federation, natural persons actually residing in the territory of the Russian Federation at least 183 days a year, a foreigner, stateless citizen);*
- *bank details (account name/number, etc.) of the person authorized to receive funds due to the bond owner under the bond issue;*

The following documents shall be attached to the request:

- *documents confirming the bond owner's rights on the number of bonds stated in the request (statement of the bond owner's depo account or other similar statement);*
- *a document certifying the authorized person's power to sign the request on behalf the bond owner;*
- *documents confirming default or inadequate performance by the issuer of its obligations.*

The request shall be signed by the bond owner or by his/her authorized person. If the bond owner or its authorized person is a legal entity – resident, the request shall be signed by the chief executive and chief accountant of the relevant legal entity, and stamped with its seal. If the bond owner or its authorized person is a legal entity – non-resident, the request shall be signed by the chief executive of the relevant legal entity, and stamped with the legal entity's seal, or signed by the authorized person of such legal entity.

The said request shall be filed with the Surety not later than 6 (six) months as of the due date of performance by the issuer of its obligations (the last date of the period assigned for performance, if it is set forth)

Within 1 (one) month following the day of filing the request the Surety shall pay out to the relevant bond owner or its nominal (assigned) holder authorized to receive funds due to the bond owner under the bond issue, the total nominal value of bonds owned by such owner and/or payable interest (coupon) on such bonds.

type, category (class), series (for bonds):

Type of securities: ***bonds***

Series: ***04***

Class: ***interest-bearing***

Full name of the securities of the issue: ***interest-bearing documentary non-convertible series 04 bearer bonds to be centrally kept with a custodian***

quantity of securities to be placed: ***7,000,000 (seven million) bonds.***

nominal value (if a nominal value is required by the Russian law: ***RUR1,000 (one thousand roubles)***

placement dates and arrangements: (placement start and end dates, or their determination):

Securities placement arrangements:

Execution and terms and conditions of civil-legal agreements (arrangements of filing and granting applications) during the bond placement:

Bond placement deals during the placement period shall be made by the Securities market section of Private Joint-Stock Company Moscow Interbank Currency Exchange (the "MICEX") by granting applications for purchase/sale of the bonds filed using trade and clearing system of MICEX.

The Bonds shall be placed by making the Bonds sale/purchase deals at the nominal value (starting from the second day of the bond placement the bond buyer shall also pay the accrued coupon income on the

Bonds, calculated according to the Decision on the bond issue and Prospectus of securities issue).

Making the bond placement deals shall start upon completion of the auction to determine the first coupon interest rate and end on the last date of the Bond placement.

Depositing the buyer's funds on an account of a member of the Securities section on whose behalf the purchase application is filed with the settlement chamber of MICEX shall be a mandatory condition for the bond purchase. The amount of the deposited funds shall be sufficient to cover the whole purchase price of the bonds taking into account commissions charged by MICEX. A potential buyer shall also open a depo account with NDC or other depositary which is a depositor with respect to NDC.

Sold bonds shall be transferred by the Depositary into the bond buyers' accounts at the date of making the bond sale/purchase deals.

The bond placement period:

The placement start date is August 17, 2004.

The bond placement end date or the procedure to determine it.

The bond placement end date shall be August 31, 2004.

The bond placement price or the method to determine it:

The bond placement price on the first and subsequent days of the bond placement period is set at 100% (one hundred per cent) of the par value of the bonds (RUR1,000 per bond).

Starting from the second day of the bond placement period a bond buyer closing a bond sale/purchase deal shall also pay the accrued coupon interest on the bonds calculated from the bond placement start date according to par. 15 of the Decision on the bond issue and par. 2.6 of the Prospectus of securities issue.

Terms and conditions of the collateral:

Information about the entity which provided collateral to secure the issuer's obligations under the bond issue.

The entity which provided the collateral:

Full name of the entity: *Telecom-Terminal Limited Liability Company*

Abbreviated name: *Telecom-Terminal LLC*

INN (TIN): *3731033198*

Principal State Registration Number (OGRN): *1033700059458*

Domicile: *13 Lenina Street, Ivanovo, 153000, Russia*

Type of the collateral (method of providing the collateral): *surety*

The collateral value (RUR): *Surety totaling the nominal value of the Bonds equal to RUR7,000,000,000 (seven billion roubles) and the total amount of accrued coupon income on the Bonds.*

Terms and conditions of the collateral provided to ensure performance of obligations under the Bond issue.

Provisions of par. 12.2 of the Decision on the bond issue and item 3) of par. 9.1.2 of the Prospectus of securities issue are the Surety's offer to enter into a surety agreement under terms and conditions specified therein (the "Offer").

Hereby the Surety undertakes in order to ensure due performance of Joint-Stock Central Telecommunication Company (the "Issuer") in respect of obligations under the Issuer's documentary non-convertible interest bearing series 04 bearer bonds subject to mandatory safe-keeping with a custodian, with a nominal value of RUR1,000 (one thousand roubles), the total number of the issued bonds is 7,000,000 (seven million bonds) (the "Bonds), to be liable to the Bond purchasers for repayment at redemption of the total nominal value of the Bond issue equal to RUR7,000,000,000 (seven billion roubles) and payment of the accrued coupon interest on the Bonds (the "Obligations") as set forth in the Decision on the bond issue and Prospectus of securities issue.

The Surety is jointly liable to the Bond owners for non-performance of its Obligations by the Issuer.

The Surety liability toward the Bond owner shall not exceed the total nominal value of the Bond issue equal to RUR7,000,000,000 (seven billion roubles) and the total accrued coupon interest on the 7,000,000 (seven million) bonds of the issue. The Surety shall not be liable for indemnity of legal expenses of the Bond owners and recovery of other losses and/or fines caused by undue performance or non-performance by the Issuer of its obligations to repay the nominal value of the Bonds and/or coupon interest on the Bonds.

The Surety shall be responsible for meeting by the Issuer of its Obligations subject to simultaneous occurrence of two conditions:

- A bond owner or a duly authorized person of a bond owner filed with the Surety a request to fulfill the relevant Obligation (the "Request");

- The request shall contain:

(a) the nature of unfulfilled obligations of the Issuer toward the bond Owner;

(b) the value of unfulfilled Obligations of the Issuer toward the bond Owner;

(c) the full corporate name of the Owner (name and surname if the Owner is a natural person) and the person authorized to receive consideration under the Obligations (if any is appointed);

(d) location (address) of the Owner and of the person authorized to receive consideration under the Obligations (if any is appointed);

(e) for a natural person – passport number, when and by whom issued;

(f) the country where the Owner is a tax resident;

(g) number of Bonds owned by the Owner making the Owner eligible to receive payments on them; and

(h) bank details (bank account number, etc.) of the Owner or the person authorized to receive consideration under the Obligations (if any is appointed).

- the following documents shall be attached to the Request:

(a) a copy of a statement of the depo account of the Owner, certified by the depositary performing the book-keeping and confirmation of rights attached to the Bonds, stating the number of Bonds, owned by the Owner;

(b) if the Request is filed by a representative of the Owner, the relevant documents executed according to effective legal acts and regulations of the RF, confirming the powers of the person who filed the request.

The Request shall be signed by the bond Owner or the person authorized to file the Request. If the Request is filed by a legal entity it should bear the seal of the legal entity.

Request may be filed with the Surety not later than two years after the date set as the redemption date of the Bonds as determined by the Prospectus of securities issue.

The Surety shall effect the payments as required not later than 30 (thirty) days as of the receipt of the Request into the bank account specified therein.

Purchase of the Bonds signifies the acceptance of the Offer, i.e. conclusion by the Bond purchaser of a surety agreement with the Surety under terms and conditions set forth herein. The said surety agreement shall be considered executed as of the moment of ownership rights on the Bonds of the first owner, the written form of the agreement being considered honored. The transfer of the Bond rights to the purchaser means transfer of all rights granted by the said surety agreement and under the same terms and conditions as existed at the moment of the bond right transfer. Transfer of rights under the surety agreement is invalid unless the transfer of rights on the bonds is effected.

The Offer is irrevocable.

All disputes arising from the Offer and the surety agreement executed by acceptance of the Offer shall be resolved by the Arbitration Court of Moscow or the court of general jurisdiction at the location of the defendant.

Legal relations arising in connection with the Offer and the surety agreement concluded by the acceptance of the Offer, shall be governed by the Russian Law.

Notification (disclosure of information) of changes in terms and conditions of providing collateral for performance of obligations under the Bond issue due to reasons beyond the control of the issuer or owner of secured bonds:

An official notice provided by the Issuer of changes in terms and conditions of the collateral provided to ensure performance of obligations under the Bonds due to reasons beyond the control of the Issuer or owners of the secured Bonds shall be published by the Issuer within the period and according to arrangements set forth in par. 11 of the Decision on the bond issue and par. 2.9 of the Prospectus of securities issue.

Terms and conditionsы of conversion (for convertible securities): ***the placed securities are non-convertible bonds.***

This quarterly report contains estimates and forecasts of authorized governing bodies of the Issuer regarding future events and/or developments, development outlook for the industry where the Issuer does business, and results of the Issuer's business activities, including the Issuer's prospects and plans, probability of certain event occurrences and undertaking certain actions. Investors are advised not to rely fully on the estimates and forecasts made by the Issuer's governing bodies, as actual results of the Issuer's activities in future may deviate from the forecast ones due to a number of reasons. Purchases of securities carry inherent risks outlined in this quarterly report.

I. Background of persons-members of the Issuer's governing bodies, information on bank accounts, the auditor, appraiser, and financial consultant of the Issuer, and other persons who signed the quarterly report

1.1 Members of the governing bodies of the Issuer

The Board of Directors of the Issuer.
The Board Chairman: ***Mr. Valeriyy N. Yashin, born in 1941***

Members of the Board of Directors:
Mr. Stanislav P. Avdiants, born in 1946
Mr. Ruben A. Amaryan, born in 1949
Mr. Boris Dm. Antonyuk, born in 1949
Mr. Vadim E. Belov, born in 1958
Mr. Alexander P. Gribov, born in 1972
Mr. Alexander V. Ikonnikov, born in 1971
Ms. Oksana V. Petrova, born in 1973
Ms. Elena V. Umnova, born in 1954
Mr. Grigoriy M. Finger, born in 1966
Mr. Evgeniy V. Yurchenko, born in 1968

The sole person executive body of the Issuer – the General Director

Mr. Ruben Andronikovich Amaryan, born in 1949

Collective executive body – the Management Board of the Issuer

Mr. Ruben A. Amaryan, born in 1949 – the Chairman of the Management Board
Mr. Arevshad A. Vartanyan, born in 1958
Ms. Ella M. Zhuravleva, born in 1961
Ms. Raisa P. Konstantinova, born in 1954
Mr. Aleksey A. Lokotkov, born in 1950
Mr. Nikolay V. Mezhuev, born in 1962
Mr. Maksim A. Pegasov, born in 1966
Mr. Alexander I. Polnikov, born in 1943
Mr. Sergey V. Pridantsev, born in 1967
Ms. Tatyana N. Sotskova, born in 1958
Mr. Valeriyy P. Sychev, born in 1947

1.2 Information on bank accounts of the issuer

Names of lending organizations with which the issuer opened current and other bank accounts.

List of JSC CenterTelecom bank accounts as on September 30, 2004

General Directorate of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
General Directorate	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	subsidiary of ZAO CB GUTA-BANK - GUTA MGTS	14/7 Sukharevskaya Square, Moscow, 107045, Russia	7710353606	40702810400010017541	044583153	30101810200000000153	current account
General Directorate	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810000120612326	044583119	30101810600000000119	current account
General Directorate	Joint-Stock Commercial Bank Moscow Business World (Moskovski Delovoy Mir - Public Joint Stock Company)	ACB MDM-Bank (OAO)	33 Kotelnicheskaya Embankment, Building 1, Moscow, 115172, Russia	ACB MDM-Bank	33 Kotelnicheskaya Embankment, Building 1, Moscow, 115172, Russia	7706074960	40702810100010026721	044525466	30101810900000000466	current account
General Directorate	Joint-Stock Commercial Bank ROSBANK (Public JSC)	ACB Rosbank (OAO)	11 Mashi Poryvaevoy Street, Moscow, 107078, Russia	Additional office Volokolamskoe, ACB Rosbank	1 Volokolamskoe Shosse, Moscow, 125080, Russia	7730060164	40702810830020011606	044525256	30101810000000000256	current account

General Directorate	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810740020100852	044525225	30101810400000000225	current account
General Directorate	Public Joint-Stock Company Vneshtorgbank	Public JSC Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Public JSC Vneshtorgbank	5 Marxistskaya Street, Moscow, 109147, Russia	7702070139	40702810000090220287	044525187	30101810700000000187	current account
Belgorodski subsidiary of JSC CenterTelecom										
Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Belgorodski subsidiary of JSC CenterTelecom, Vostochny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Alekseevskoe Branch #3775	56 Stepana Razina Street, Alekseevka, Belgorod region, Russia	7707083893	40702810307130100409	041403633	30101810100000000633	current account
Belgorodski subsidiary of JSC CenterTelecom, Vostochny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Alekseevskoe Branch #3775	56 Stepana Razina Street, Alekseevka, Belgorod region, Russia	7707083893	40702810707130100410	041403633	30101810100000000633	current account
Belgorodski subsidiary of JSC CenterTelecom, Vostochny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Valuyskoe branch #3794	31-a Gorkogo Street, Valuyki, Belgorod region, Russia	7707083893	40702810307190100371	041403633	30101810100000000633	current account

Belgorodski subsidiary of JSC CenterTelecom, Vostochny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Valuyskoe branch #3794	31-a Gorkogo Street, Valuyki, Belgorod region, Russia	7707083893	40702810907190100373	041403633	30101810100000000633	current account
Belgorodski subsidiary of JSC CenterTelecom, Gubkinski local TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Gubkinskoe branch #5103	41 Kirova Street, Gubkin, Belgorod region, Russia	7707083893	40702810507020100775	041403633	30101810100000000633	current account
Belgorodski subsidiary of JSC CenterTelecom, Gubkinski local TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Gubkinskoe branch #5103	41 Kirova Street, Gubkin, Belgorod region, Russia	7707083893	40702810107020100777	041403633	30101810100000000633	current account
Belgorodski subsidiary of JSC CenterTelecom, Severo-Vostochny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Novooskolskoe branch #3867	5 Lenina Square, Novy Oskol, Belgorod region, Russia	7707083893	40702810707120100323	041403633	30101810100000000633	current account
Belgorodski subsidiary of JSC CenterTelecom, Severo-Vostochny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Novooskolskoe branch #3867	5 Lenina Square, Novy Oskol, Belgorod region, Russia	7707083893	40702810007120100324	041403633	30101810100000000633	current account

"Belgorodski subsidiary of JSC CenterTelecom, Zapadny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Rakityanskoe branch #3881	13 Bazarnaya Street, Rakitnoe, Belgorod region, Russia	7707083893	40702810607150100231	041403633	30101810100000000633	current account
"Belgorodski subsidiary of JSC CenterTelecom, Zapadny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Rakityanskoe branch #3881	13 Bazarnaya Street, Rakitnoe, Belgorod region, Russia	7707083893	40702810907150100232	041403633	30101810100000000633	current account
Belgorodski subsidiary of JSC CenterTelecom, Starooskolski Town Telephone Office	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Starooskolskoe branch #8426	49/44 Lenina Street, Stary Oskol, Belgorod region, Russia	7707083893	40702810507070101339	041403633	30101810100000000633	current account
Belgorodski subsidiary of JSC CenterTelecom, Starooskolski Town Telephone Office	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Starooskolskoe branch #8426	49/44 Lenina Street, Stary Oskol, Belgorod region, Russia	7707083893	40702810907070101340	041403633	30101810100000000633	current account
Belgorodski subsidiary of JSC CenterTelecom, Yuzhny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Shebekinskoe branch #3920	9 Lenina Street, Shebekino, Belgorod region, Russia	7707083893	40702810707060100810	041403633	30101810100000000633	current account

Belgorodski subsidiary of JSC CenterTelecom, Yuzhny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Shebekinskoe branch #3920	9 Lenina Street, Shebekino, Belgorod region, Russia	7707083893	40702810007060100811	041403633	30101810100000000633	current account
Belgorodski subsidiary of JSC CenterTelecom, Severo-Zapadny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Yakovlevskoe branch #3906	21 Lenina Street, Stroitel', Belgorod region, Russia	7707083893	40702810707040100432	041403633	30101810100000000633	current account
Belgorodski subsidiary of JSC CenterTelecom, Severo-Zapadny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Yakovlevskoe branch #3906	21 Lenina Street, Stroitel', Belgorod region, Russia	7707083893	40702810007040100433	041403633	30101810100000000633	current account
Belgorodski subsidiary of JSC CenterTelecom Informsvyaz	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina pr., Belgorod, Russia	7707083893	40702810307000103044	041403633	30101810100000000633	current account
Belgorodski subsidiary of JSC CenterTelecom Informsvyaz	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina pr., Belgorod, Russia	7707083893	40702810407000103041	041403633	30101810100000000633	current account

Belgorodski bsidiary of JSC enterTelecom TTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina pr., Belgorod, Russia	7707083893	40702810507000103051	041403633	30101810100000000633	current account
Belgorodski bsidiary of JSC enterTelecom TTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina pr., Belgorod, Russia	7707083893	40702810207000103050	041403633	30101810100000000633	current account
Belgorodski bsidiary of JSC enterTelecom elgorodski City TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina pr., Belgorod, Russia	7707083893	40702810607000103045	041403633	30101810100000000633	current account
Belgorodski bsidiary of JSC enterTelecom elgorodski City TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina pr., Belgorod, Russia	7707083893	40702810107000103040	041403633	30101810100000000633	current account
Belgorodski bsidiary of JSC enterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina pr., Belgorod, Russia	7707083893	40702810007000103043	041403633	30101810100000000633	current account

Belgorodski bsidiary of JSC enterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina pr., Belgorod, Russia	7707083893	40702810707000103039	041403633	30101810100000000633	current account
Belgorodski bsidiary of JSC enterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina Pr, Belgorod, Russia	7707083893	40702810707000103042	041403633	30101810100000000633	current account
Belgorodski ıbsidiary of JSC CenterTelecom	Public Joint-Stock COmpany Commercial Stock Bank AVTOBANK-NIKOIL	OAO ACB AVTOBANK-NIKOIL	19 Vavilova Street, Moscow, 117997, Russia	Belgorod branch of OAO ACB AVTOBANK-NIKOIL	1-a Revolution Square, Belgorod, Russia	7707027313	40702810930240000448	041403758	30101810700000000758	current account
Belgorodski ıbsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	OAO Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of OAO Vneshtorgbank in Belgorod	35 Frunze Street, Belgorod, Russia	7702070139	40702810716000000818	041403757	30101810400000000757	current account
Belgorodski ıbsidiary of JSC CenterTelecom	Commercial Stock bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Belgorod subsidiary of ACB Promsvyazbank	59 Kommunisticheskaya Street, Belgorod, Russia	7744000912	40702810800000013101	041403765	30101810900000000765	current account
Belgorodski ıbsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina pr., Belgorod, Russia	7707083893	40702840807000100326	041403633	30101810100000000633	current account

Belgorodski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina pr., Belgorod, Russia	7707083893	40702840707000200326	041403633	30101810100000000633	current account
Belgorodski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina pr., Belgorod, Russia	7707083893	40702840607000300326	041403633	30101810100000000633	current account
Belgorodski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina pr., Belgorod, Russia	7707083893	40702978407000100326	041403633	30101810100000000633	current account
Belgorodski subsidiary of JSC CenterTelecom	Public Joint-Stock COmpany Commercial Stock Bank AVTOBANK-NIKOIL	OAO ACB AVTOBANK-NIKOIL	19 Vavilova Street, Moscow, 117997, Russia	Belgorod branch of OAO ACB AVTOBANK-NIKOIL	1-a Revolution Square, Belgorod, Russia	7707027313	40702840530240000449	041403758	30101810700000000758	current account
Belgorodski subsidiary of JSC CenterTelecom	Public Joint-Stock COmpany Commercial Stock Bank AVTOBANK-NIKOIL	OAO ACB AVTOBANK-NIKOIL	19 Vavilova Street, Moscow, 117997, Russia	Belgorod branch of OAO ACB AVTOBANK-NIKOIL	1-a Revolution Square, Belgorod, Russia	7707027313	40702840530241000451	041403758	30101810700000000758	current account
Belgorodski subsidiary of JSC CenterTelecom	Public Joint-Stock COmpany Commercial Stock Bank AVTOBANK-NIKOIL	OAO ACB AVTOBANK-NIKOIL	8 Efremova Street, Moscow, 119048, Russia	Belgorod branch of OAO ACB AVTOBANK-NIKOIL	1-a Revolution Square, Belgorod, Russia	7707027313	40702840230241000450	041403758	30101810700000000758	current account
Belgorodski subsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	OAO Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of OAO Vneshtorgbank in Belgorod	35 Frunze Street, Belgorod, Russia	7702070139	40702978716000000080	041403757	30101810400000000757	current account

Belgorodski subsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	OAO Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of OAO Vneshtorgbank in Belgorod	35 Frunze Street, Belgorod, Russia	7702070139	40702978116008000080	041403757	30101810400000000757	current account
Belgorodski subsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	OAO Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of OAO Vneshtorgbank in Belgorod	35 Frunze Street, Belgorod, Russia	7702070139	40702978816007000080	041403757	30101810400000000757	current account
Belgorodski subsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	OAO Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of OAO Vneshtorgbank in Belgorod	35 Frunze Street, Belgorod, Russia	7702070139	40702840016000000148	041403757	30101810400000000757	current account
Belgorodski subsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	OAO Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of OAO Vneshtorgbank in Belgorod	35 Frunze Street, Belgorod, Russia	7702070139	40702840716008000149	041403757	30101810400000000757	current account
Belgorodski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina pr., Belgorod, Russia	7707083893	45206810407000000551	041403633	30101810100000000633	current account
Belgorodski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina pr., Belgorod, Russia	7707083893	45206810007000000582	041403633	30101810100000000633	current account
Belgorodski subsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	OAO Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of OAO Vneshtorgbank in Belgorod	35 Frunze Street, Belgorod, Russia	7702070139	45206810016000000776	041403757	30101810400000000757	current account
Belgorodski subsidiary of JSC CenterTelecom	Commercial Stock bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810100120612336	044583119	30101810600000000119	current account
Bryanskski subsidiary of JSC CenterTelecom										

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Bryanski subsidiary/Directorate	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702810508000100887	41501601	30101810400000000601	current account
Bryanski subsidiary/Directorate	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702810808000100888	41501601	30101810400000000601	current account
Bryanski subsidiary/Directorate	Commercial bank Bryanski Narodny Bank (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	CB BNB (Public JSC)	1 Lyubeznogo Street, Bryansk, Russia	3201005759	40702810800000016830	41501770	30101810700000000770	current account
Bryanski subsidiary/Computing Center	Commercial bank Bryanski Narodny Bank (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	CB BNB (Public JSC)	1 Lyubeznogo Street, Bryansk, Russia	3201005759	40702810700000017230	41501770	30101810700000000770	current account
Bryanski subsidiary/Bryanski MOTC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702810208000100899	41501601	30101810400000000601	current account
Bryanski subsidiary/Bryanski MOTC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702810508000100900	41501601	30101810400000000601	current account
Bryanski subsidiary/City telephone network	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702810808000100901	41501601	30101810400000000601	current account
Bryanski subsidiary/City telephone network	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702810108000100902	41501601	30101810400000000601	current account
Bryanski subsidiary/Computing center	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702810608000100897	41501601	30101810400000000601	current account

Bryanski subsidiary/Computing center	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702810908000100898	41501601	30101810400000000601	current account
Bryanski subsidiary/GRTU	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702810008000100895	41501601	30101810400000000601	current account
Bryanski subsidiary/GRTU	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702810308000100896	41501601	30101810400000000601	current account
Bryanski subsidiary/Bryanski MOTC Vygonichski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8400	1 Lomonosova Street, Vygonichi, Bryansk region, Russia	7707083893	40702810508000109312	41501601	30101810400000000601	current account
Bryanski subsidiary/Bryanski MOTC Vygonichski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8400	1 Lomonosova Street, Vygonichi, Bryansk region, Russia	7707083893	40702810108000109327	41501601	30101810400000000601	current account
Bryanski subsidiary/Bryanski MOTC Dyatkovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Dyatkovskoe branch #5559	151 Lenina Street, Dyatkovo, Bryansk region, Moscow	7707083893	40702810508100100318	41501601	30101810400000000601	current account
Bryanski subsidiary/Bryanski MOTC Dyatkovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Dyatkovskoe branch #5559	151 Lenina Street, Dyatkovo, Bryansk region, Moscow	7707083893	40702810108100100310	41501601	30101810400000000601	current account
Bryanski subsidiary/Bryanski MOTC Zhiryatinski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8400/0122	15 Mira Street, Zhiryatino, Bryansk region, Russia	7707083893	40702810408000109124	41501601	30101810400000000601	current account
Bryanski subsidiary/Bryanski MOTC Zhiryatinski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8400/0122	15 Mira Street, Zhiryatino, Bryansk region, Russia	7707083893	40702810308000109114	41501601	30101810400000000601	current account
Bryanski subsidiary/Bryanski MOTC Karachevski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605/0150	99 50let Oktybrya Street, Karachev, Bryansk region, Russia	7707083893	40702810508000109587	41501601	30101810400000000601	current account

Bryanski subsidiary/Bryanski MOTC Karachevski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605/0150	99 50let Oktybrya Street, Karachev, Bryansk region, Russia	7707083893	40702810208000109531	41501601	30101810400000000601	current account
Bryanski subsidiary/Zhukovski MTOC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Zhukovskoe branch #5561	12 K. Marx Street, Zhukovka, Bryansk region, Russia	7707083893	40702810908110100526	41501601	30101810400000000601	current account
Bryanski subsidiary/Zhukovski MTOC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Zhukovskoe branch #5561	12 K. Marx Street, Zhukovka, Bryansk region, Russia	7707083893	40702810208110100527	41501601	30101810400000000601	current account
Bryanski subsidiary/Zhukovski MTOC Dubrovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Dubrovskoe branch #5587	114 Lenina Street, Dubrovka, Bryansk region, Russia	7707083893	40702810308110122023	41501601	30101810400000000601	current account
Bryanski subsidiary/Zhukovski MTOC Dubrovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Dubrovskoe branch #5587	114 Lenina Street, Dubrovka, Bryansk region, Russia	7707083893	40702810208110122065	41501601	30101810400000000601	current account
Bryanski subsidiary/Zhukovski MTOC Kletnyanski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Kletnyanskkoe branch #5590	87 Lenina Street, Kletnya, Bryansk region, Russia	7707083893	40702810508110133016	41501601	30101810400000000601	current account
Bryanski subsidiary/Zhukovski MTOC Kletnyanski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Kletnyanskkoe branch #5590	87 Lenina Street, Kletnya, Bryansk region, Russia	7707083893	40702810308110133067	41501601	30101810400000000601	current account
Bryanski subsidiary/Zhukovski MTOC Rognedinski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Dubrovskoe branch #5587	114 Lenina Street, Dubrovka, Bryansk region, Russia	7707083893	40702810508110111009	41501601	30101810400000000601	current account
Bryanski subsidiary/Zhukovski MTOC Rognedinski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Dubrovskoe branch #5588	114 Lenina Street, Dubrovka, Bryansk region, Russia	7707083893	40702810408110111044	41501601	30101810400000000601	current account
Bryanski subsidiary/Klintsovski MTOC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Klintsovskoe branch #1563	19 Oktyabrskaya Street, Gordeevka, Bryansk region, Russia	7707083893	40702810208120100494	41501601	30101810400000000601	current account

Bryanski ubsidiary/Klintsovski MTOC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Klintsovskoe branch #1563	19 Oktyabrskaya Street, Gordeevka, Bryansk region, Russia	7707083893	40702810908120100493	41501601	30101810400000000601	current account
Bryanski ubsidiary/Klintsovski MTOC Gordeevsli Linaer Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Klintsovskoe branch #1563 / 039	44 Lenina Street, Gordeevka, Bryansk region, Russia	7707083893	40702810308120100022	41501601	30101810400000000601	current account
Bryanski ubsidiary/Klintsovski MTOC Krasnogorski	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Klintsovskoe branch #1563/048	9 Kuybysheva Street, Krasnaya Gora, Bryansk region, Russia	7707083893	40702810108120120053	41501601	30101810400000000601	current account
Bryanski subsidiary/Navlinski MTOC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Navlinskoe branch #5567	5 30let Pobedy Street, Navya, Bryansk region, Russia	7707083893	40702810208130100002	41501601	30101810400000000601	current account
Bryanski subsidiary/Navlinski MTOC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Navlinskoe branch #5567	5 30let Pobedy Street, Navya, Bryansk region, Russia	7707083893	40702810108130100005	41501601	30101810400000000601	current account
Bryanski subsidiary/Navlinski MTOC Brasovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Brasovskoe branch # 5557	1a Krasnoarmeyskaya Street, Lokot, Bryansk region, Russia	7707083893	40702810508130101028	41501601	30101810400000000601	current account
Bryanski subsidiary/Navlinski MTOC Brasovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Brasovskoe branch # 5557	1a Krasnoarmeyskaya Street, Lokot, Bryansk region, Russia	7707083893	40702810408130101047	41501601	30101810400000000601	current account
Bryanski subsidiary/Navlinski MTOC Komarichski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Brasovskoe branch #5557	49a Sovetskaya Street, Komarichi, Bryansk region, Russia	7707083893	40702810908130102054	41501601	30101810400000000601	current account
Bryanski subsidiary/Navlinski MTOC Komarichski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Brasovskoe branch #5557	49a Sovetskaya Street, Komarichi, Bryansk region, Russia	7707083893	40702810008130102080	41501601	30101810400000000601	current account

Bryanski subsidiary/Navlinski MTOC Sevski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Navlinskoe branch #5567 full service branch 038	26 Lenina Street, Sevsk, Bryansk region, Russia	7707083893	40702810308130103035	41501601	30101810400000000601	current account
Bryanski subsidiary/Navlinski MTOC Sevski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Navlinskoe branch #5567 full service branch 038	26 Lenina Street, Sevsk, Bryansk region, Russia	7707083893	40702810808130103027	41501601	30101810400000000601	current account
Bryanski subsidiary/Navlinski MTOC Suzemski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Trubchevskoe branch #5571 / 079	49a Vokzalnaya Street, Suzemka, Bryansk region, Russia	7707083893	40702810808150102008	41501601	30101810400000000601	current account
Bryanski subsidiary/Navlinski MTOC Suzemski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Trubchevskoe branch #5571 / 079	49a Vokzalnaya Street, Suzemka, Bryansk region, Russia	7707083893	40702810908150102047	41501601	30101810400000000601	current account
Bryanski subsidiary/Novozybkovski MTOC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Novozybkovskoe branch #5580	33 Pervomayskaya Street, Novozybkov, Bryansk region, Russia	7707083893	40702810708190100432	41501601	30101810400000000601	current account
Bryanski subsidiary/Novozybkovski MTOC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Novozybkovskoe branch #5580	33 Pervomayskaya Street, Novozybkov, Bryansk region, Russia	7707083893	40702810008190100433	41501601	30101810400000000601	current account
Bryanski subsidiary/Novozybkovski MTOC Zlynkovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Novozybkovskoe branch #5580 / 061	17 Kommunalnaya Street, Zlynka, Bryansk region, Russia	7707083893	40702810208190103599	41501601	30101810400000000601	current account
Bryanski subsidiary/Novozybkovski MTOC Klimovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Novozybkovskoe branch #5580 / 061	12 Kommunisticheskaya Street, Klimovo, Bryansk region, Russia	7707083893	40702810508190105242	41501601	30101810400000000601	current account
Bryanski subsidiary/Novozybkovski MTOC Klimovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Novozybkovskoe branch #5580 / 061	12 Kommunisticheskaya Street, Klimovo, Bryansk region, Russia	7707083893	40702810808190105243	41501601	30101810400000000601	current account

Bryanski subsidiary/Pochepski MTOC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Trubchevskoe branch #5571	3 Pervomayskaya Street, Pochep, Bryansk region, Russia	7707083893	40702810008150103014	41501601	30101810400000000601	current account
Bryanski subsidiary/Pochepski MTOC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Trubchevskoe branch #5571	3 Pervomayskaya Street, Pochep, Bryansk region, Russia	7707083893	40702810908150103062	41501601	30101810400000000601	current account
Bryanski subsidiary/Pochepski MTOC Trubchevski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Trubchevskoe branch #5571	78 Lunacharskogo Street, Trubchevsk, Bryansk region, Russia	7707083893	40702810908150100337	41501601	30101810400000000601	current account
Bryanski subsidiary/Pochepski MTOC Trubchevski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Trubchevskoe branch #5571	78 Lunacharskogo Street, Trubchevsk, Bryansk region, Russia	7707083893	40702810108150100344	41501601	30101810400000000601	current account
Bryanski subsidiary/Pochepski MTOC Pogarski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Trubchevskoe branch #5571	4 Chapaeva Street, Pogar, Bryansk region, Russia	7707083893	40702810208150100338	41501601	30101810400000000601	current account
Bryanski subsidiary/Pochepski MTOC Pogarski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Trubchevskoe branch #5571	4 Chapaeva Street, Pogar, Bryansk region, Russia	7707083893	40702810808150100343	41501601	30101810400000000601	current account
Bryanski subsidiary/Unechski MTOC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Unechskoe branch #5586	2/2 Pervomayskaya Street, Unecha, Bryansk region, Russia	7707083893	40702810708230000191	41501601	30101810400000000601	current account
Bryanski subsidiary/Unechski MTOC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Unechskoe branch #5586	2/2 Pervomayskaya Street, Unecha, Bryansk region, Russia	7707083893	40702810008230000192	41501601	30101810400000000601	current account
Bryanski subsidiary/Unechski MTOC Mglinski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Mglinskoe branch #5579	7 Lenina Street, Mglin, Bryansk region, Russia	7707083893	40702810508230105050	41501601	30101810400000000601	current account
Bryanski subsidiary/Unechski MTOC Mglinski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Mglinskoe branch #5579	7 Lenina Street, Mglin, Bryansk region, Russia	7707083893	40702810008230105071	41501601	30101810400000000601	current account

Bryanski subsidiary/Unechski MTOC Starodubski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Starodubskoe branch #5583	18a Sverdlova Street, Starodub, Bryansk region, Russia	7707083893	40702810008210100180	41501601	30101810400000000601	current account
Bryanski subsidiary/Unechski MTOC Starodubski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Starodubskoe branch #5583	18a Sverdlova Street, Starodub, Bryansk region, Russia	7707083893	40702810308210100181	41501601	30101810400000000601	current account
Bryanski subsidiary/Unechski MTOC Surazhski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Surazhskoe branch #5584	16 Krasnaya Street, Surazh, Bryansk region, Russia	7707083893	40702810708230004061	41501601	30101810400000000601	current account
Bryanski subsidiary/Unechski MTOC Surazhski Linear Plant	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Surazhskoe branch #5584	16 Krasnaya Street, Surazh, Bryansk region, Russia	7707083893	40702810508230004009	41501601	30101810400000000601	current account
Bryanski subsidiary/Directorate	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702840808000101585	41501601	30101810400000000601	current account
Bryanski subsidiary/Directorate	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702840708000201585	41501601	30101810400000000601	current account
Bryanski subsidiary/Directorate	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702840608000301585	41501601	30101810400000000601	current account
Bryanski subsidiary/Directorate	Commercial bank Bryanski Narodny Bank (Public JSC)	CB BNB (OAO)	1 Lyubeznogo Street, Bryansk, Russia	CB BNB (OAO)	1 Lyubeznogo Street, Bryansk, Russia	3201005759	40702840700000000233	41501770	30101810700000000770	current account
Bryanski subsidiary/Directorate	Commercial bank Bryanski Narodny Bank (Public JSC)	CB BNB (OAO)	1 Lyubeznogo Street, Bryansk, Russia	CB BNB (OAO)	1 Lyubeznogo Street, Bryansk, Russia	3201005759	40702840800000010233	41501770	30101810700000000770	current account
Bryanski subsidiary/Directorate	Commercial bank Bryanski Narodny Bank (Public JSC)	CB BNB (OAO)	1 Lyubeznogo Street, Bryansk, Russia	CB BNB (OAO)	1 Lyubeznogo Street, Bryansk, Russia	3201005759	40702840600000090233	41501770	30101810700000000770	current account

Vladimirski subsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Vladimirski subsidiary of JSC CenterTelecom	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702840800260001682 40702840100261001682 40702840400262001682	041708716	30101810200000000716	foreign currency transit special transit
Vladimirski subsidiary of JSC CenterTelecom	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810800261001682 40702810100262001682	041708716	30101810200000000716	current account
Alexandrovski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810502261011682 40702810802262011682	041708716	30101810200000000716	current account
Vyaznikovski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810000261021682 40702810300262021682	041708716	30101810200000000716	current account
Gorokhovetski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810100261031682 40702810400262031682	041708716	30101810200000000716	current account
Gus-Khrustalni LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	42 Kalinina Street, Gus-Khrustalny, Vladimir region, 601550, Russia	7725039953	40702810400281041682 40702810700282041682	041708716	30101810200000000716	current account
Kameshkovski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	20/1 Socialisticheskaya Street, Kovrov, Vladimir region, 601909, Russia	7725039953	40702810400271051682 40702810700272051682	041708716	30101810200000000716	current account
Kirzhachski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	4 Karl Marx Street, Kolchugino, Vladimir region, 601750, Russia	7725039953	40702810700291061682 40702810000292061682	041708716	30101810200000000716	current account
Kovrovski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	20/1 Socialisticheskaya Street, Kovrov, Vladimir region, 601909, Russia	7725039953	40702810600271071682 40702810900272071682	041708716	30101810200000000716	current account

Kolchuginski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	4 Karl Marx Street, Kolchugino, Vladimir region, 601750, Russia	7725039953	40702810900291081682 40702810200292081682	041708716	30101810200000000716	current account
Melenkovski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	85b Moskovskaya street, Murom, Vladimir region, 602200, Russia	7725039953	40702810000301091682 40702810300302091682	041708716	30101810200000000716	current account
Muromski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	85b Moskovskaya street, Murom, Vladimir region, 602200, Russia	7725039953	40702810000301101682 40702810300302101682	041708716	30101810200000000716	current account
Petushinski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810800261111682 40702810100262111682	041708716	30101810200000000716	current account
Selivanovski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	85b Moskovskaya street, Murom, Vladimir region, 602200, Russia	7725039953	40702810200301121682 40702810500302121682	041708716	30101810200000000716	current account
Sobinski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810000261131682 40702810300262131682	041708716	30101810200000000716	current account
Sudogodski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810100261141682 40702810400262141682	041708716	30101810200000000716	current account
Suzdalski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810200261151682 40702810500262151682	041708716	30101810200000000716	current account
Yuriev-Polski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	4 Karl Marx Street, Kolchugino, Vladimir region, 601750, Russia	7725039953	40702810600291161682 40702810900292161682	041708716	30101810200000000716	current account
Vladimir City Telephone Network	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810400261171682 40702810700262171682	041708716	30101810200000000716	current account

Vladimir Telephone-Telegraph Exchange	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810500261181682 40702810800262181682	041708716	30101810200000000716	current account
Voronezhski subsidiary of JSC CenterTelecom										
Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Voronezhski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810313000108843	042007681	30101810600000000681	current account
Voronezhski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810613000108844	042007681	30101810600000000681	current account
Anninski telecommunications center (TC)	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Anninskoe Branch #3777	32 Lenina Street, Anna township, Voronezh region, Russia	7707083893	40702810013030100548	042007681	30101810600000000681	current account
Anninski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Anninskoe Branch #3777	32 Lenina Street, Anna township, Voronezh region, Russia	7707083893	40702810313030100549	042007681	30101810600000000681	current account
Bobrovski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bobrovskoe Branch #3783	73 22nd January Street, Bobrov, Voronezh region, Russia	7707083893	40702810613040100268	042007681	30101810600000000681	current account
Bobrovski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Bobrovskoe Branch #3783	73 22nd January Street, Bobrov, Voronezh region, Russia	7707083893	40702810913040100269	042007681	30101810600000000681	current account
Bogucharski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Pavlovskoe Branch #3872	11 Pokrovskaya Street, Pavlovsk, Voronezh region, Russia	7707083893	40702810113230102657	042007681	30101810600000000681	current account

ogucharski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Pavlovskoe Branch #3872	11 Pokrovskaya Street, Pavlovsk, Voronezh region, Russia	7707083893	40702810413230102658	042007681	30101810600000000681	current account
risoglebski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Borisoglebskoe Branch #193	176 Svobody Street, Borisoglebsk, Voronezh region, Russia	7707083893	40702810913060100977	042007681	30101810600000000681	current account
risoglebski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Borisoglebskoe Branch #193	176 Svobody Street, Borisoglebsk, Voronezh region, Russia	7707083893	40702810213060100978	042007681	30101810600000000681	current account
iturlinovka TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Buturlinovkskoe Branch #3793	49 Lenina Street, Buturlinovka, Voronezh region, Russia	7707083893	40702810113070100385	042007681	30101810600000000681	current account
iturlinovka TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Buturlinovkskoe Branch #3793	49 Lenina Street, Buturlinovka, Voronezh region, Russia	7707083893	40702810413070100386	042007681	30101810600000000681	current account
lacheevski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kalacheevskoe Branch #3836	12 1st Maya Street, Kalach, Voronezh region, Russia	7707083893	40702810513120100589	042007681	30101810600000000681	current account
lacheevski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kalacheevskoe Branch #3836	12 1st Maya Street, Kalach, Voronezh region, Russia	7707083893	40702810913120100590	042007681	30101810600000000681	current account
ıtemirovski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Rossoshanskoe Branch #382	12a Truda pr., Rossosh, Voronezh region, Russia	7707083893	40702810113300103078	042007681	30101810600000000681	current account
ıtemirovski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Rossoshanskoe Branch #382	12a Truda pr., Rossosh, Voronezh region, Russia	7707083893	40702810413300103079	042007681	30101810600000000681	current account
.iskinski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Liskinskoe Branch #3854	61a Sverdlova Street, Liski, Voronezh region, Russia	7707083893	40702810913160100385	042007681	30101810600000000681	current account

Liskinski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Liskinskoe Branch #3854	61a Sverdlova Street, Liski, Voronezh region, Russia	7707083893	40702810213160100386	042007681	30101810600000000681	current account
vousmanski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Novousmanskoe Branch #3869	272 Lenina Street, Novaya Usman', Voronezh region, Russia	7707083893	40702810313190100353	042007681	30101810600000000681	current account
vousmanski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Novousmanskoe Branch #3869	272 Lenina Street, Novaya Usman', Voronezh region, Russia	7707083893	40702810613190100354	042007681	30101810600000000681	current account
ovovoronezhski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Add. office # 0171	10 Parkovy Prospekt, Novovoronezh, Voronezh region, Russia	7707083893	40702810413180108841	042007681	30101810600000000681	current account
ovovoronezhski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	ad. office # 0171	10 Parkovy Prospekt, Novovoronezh, Voronezh region, Russia	7707083893	40702810713180108842	042007681	30101810600000000681	current account
strogozhski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ostrogozhskoe Branch #989	6 K.Marx Street, Ostrogozhsk, Voronezh region, Russia	7707083893	40702810713220100315	042007681	30101810600000000681	current account
strogozhski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ostrogozhskoe Branch #989	6 K.Marx Street, Ostrogozhsk, Voronezh region, Russia	7707083893	40702810013220100316	042007681	30101810600000000681	current account
Pavlovski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Pavlovskoe Branch #3872	11 Pokrovskaya Street, Pavlovsk, Voronezh region, Russia	7707083893	40702810113230100659	042007681	30101810600000000681	current account
Pavlovski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Pavlovskoe Branch #3872	11 Pokrovskaya Street, Pavlovsk, Voronezh region, Russia	7707083893	40702810513230100660	042007681	30101810600000000681	current account

Rossoshanski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Rossoshanskoe Branch #382	12a Truda pr., Rossosh, Voronezh region, Russia	7707083893	40702810713300100918	042007681	30101810600000000681	current account
Rossoshanski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Rossoshanskoe Branch #382	12a Truda pr., Rossosh, Voronezh region, Russia	7707083893	40702810013300100919	042007681	30101810600000000681	current account
Semilukski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Semiluksksoe Branch #3825	21a 9th January Street, Semiluki, Voronezh region, Russia	7707083893	40702810913310100452	042007681	30101810600000000681	current account
Semilukski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Semiluksksoe Branch #3825	21a 9th January Street, Semiluki, Voronezh region, Russia	7707083893	40702810213310100453	042007681	30101810600000000681	current account
Talovski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Buturlinovkskoe Branch #3793	49 Lenina Street, Buturlinovka, Voronezh region, Russia	7707083893	40702810013070101387	042007681	30101810600000000681	current account
Talovski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Buturlinovkskoe Branch #3793	49 Lenina Street, Buturlinovka, Voronezh region, Russia	7707083893	40702810313070101388	042007681	30101810600000000681	current account
Khokholski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Semiluksksoe Branch #3825	21a 9th January Street, Semiluki, Voronezh region, Russia	7707083893	40702810113310102454	042007681	30101810600000000681	current account
Khokholski TC	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Semiluksksoe Branch #3825	21a 9th January Street, Semiluki, Voronezh region, Russia	7707083893	40702810413310102455	042007681	30101810600000000681	current account
International Telephone-Telegraph Exchange	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810013000108855	042007681	30101810600000000681	current account
International Telephone-Telegraph Exchange	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810313000108856	042007681	30101810600000000681	current account

Voronezhski City Radio Center	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810613000108857	042007681	30101810600000000681	current account
Voronezhski City Radio Center	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810913000108858	042007681	30101810600000000681	current account
Customer Relations Center	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810813000108851	042007681	30101810600000000681	current account
Customer Relations Center	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810113000108852	042007681	30101810600000000681	current account
Technical Maintenance Center	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810913000108861	042007681	30101810600000000681	current account
Technical Maintenance Center	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810513000109804	042007681	30101810600000000681	current account
Supply and Procurement Center	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810213000108859	042007681	30101810600000000681	current account
Supply and Procurement Center	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810613000108860	042007681	30101810600000000681	current account
Voronezhskaya City Telephone Network	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810413000108853	042007681	30101810600000000681	current account
Voronezhskaya City Telephone Network	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810713000108854	042007681	30101810600000000681	current account

ronezhsvyazinfo m – a subsidiary of JSC CenterTelecom	Commercial Stock Bank Promsvyazbank (Private JSC), Moscow	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 2, Moscow, 109052, Russia	Voronezhski Branch of ACB Promsvyazbank	78 20let Oktyabrya Street, Voronezh, Russia	7744000912	40702810300010060301	042007882	30101810700000000882	current account
ronezhsvyazinfo m – a subsidiary of JSC CenterTelecom	Commercial Stock Bank Promsvyazbank (Private JSC), Moscow	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 2, Moscow, 109052, Russia	Voronezhski Branch of ACB Promsvyazbank	78 20let Oktyabrya Street, Voronezh, Russia	7744000912	40702810200010000319	042007882	30101810700000000882	current account
ronezhsvyazinfo m – a subsidiary of JSC CenterTelecom	Commercial Stock Bank Promsvyazbank (Private JSC), Moscow	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 2, Moscow, 109052, Russia	Voronezhski Branch of ACB Promsvyazbank	78 20let Oktyabrya Street, Voronezh, Russia	7744000912	40702810600010000320	042007882	30101810700000000882	current account
ronezhsvyazinfo m – a subsidiary of JSC CenterTelecom	Commercial Stock Bank Promsvyazbank (Private JSC)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810800120612335	044583119	30101810600000000119	current account

anovski subsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Ivanovski ubsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	159 Lezhevskaya Street, Ivanovo, 153000, Russia	7707083893	40702810017000101059	042406608	30101810000000000608	current account
Ivanovski ubsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	159 Lezhevskaya Street, Ivanovo, 153000, Russia	7707083893	40702810417000101060	042406608	30101810000000000608	current account
Ivanovski ubsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	159 Lezhevskaya Street, Ivanovo, 153000, Russia	7707083893	40702810717000101061	042406609	30101810000000000608	current account

Ivanovski ubsidiary of JSC CenterTelecoml OC Telecom Vychuga	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	15 Ulyanovskaya Street, Vychuga, Ivanovo region, 155000, Russia	7707083893	40702810917180100245	042406608	30101810000000000608	current account
Ivanovski ubsidiary of JSC CenterTelecom, IOC Telecom Vychuga	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	15 Ulyanovskaya Street, Vychuga, Ivanovo region, 155000, Russia	7707083893	40702810217180100246	042406608	30101810000000000608	current account
Ivanovski ubsidiary of JSC CenterTelecom, IOC Telecom Kineshma	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	106 Buchuzhskaya Street; Kineshma, Ivanovo region, 155800, Russia	7707083893	40702810517160100791	042406608	30101810000000000608	current account
Ivanovski ubsidiary of JSC CenterTelecom, IOC Telecom Kineshma	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	106 Buchuzhskaya Street, Kineshma, Ivanovo region, 155800, Russia	7707083893	40702810817160100792	042406608	30101810000000000608	current account
Ivanovski ubsidiary of JSC CenterTelecom IOC Telecom Puchezh	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	13 Sovetskaya Street, Puchezh, Ivanovo region, 155360, Russia	7707083893	40702810017080100559	042406608	30101810000000000608	current account
Ivanovski ubsidiary of JSC CenterTelecom IOC Telecom Puchezh	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	13 Sovetskaya Street, Puchezh, Ivanovo region, 155360, Russia	7707083893	40702810417080100560	042406608	30101810000000000608	current account
Ivanovski ubsidiary of JSC CenterTelecom IOC Telecom Teykovo	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	32 Oktyabrskaya Street, Teykovo, Ivanovo region, 155050, Russia	7707083893	40702810417040100173	042406608	30101810000000000608	current account
Ivanovski ubsidiary of JSC CenterTelecom IOC Telecom Teykovo	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	32 Oktyabrskaya Street, Teykovo, Ivanovo region, 155050, Russia	7707083893	40702810117040100172	042406608	30101810000000000608	current account

Ivanovski sidiary of JSC nterTelecom)C Telecom Furmanov	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	11 Sovetskaya Street, Furmanov, Ivanovo region, 155520, Russia	7707083893	40702810717070235598	042406608	30101810000000000608	current account
Ivanovski sidiary of JSC nterTelecom)C Telecom Furmanov	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	11 Sovetskaya Street, Furmanov, Ivanovo region, 155520, Russia	7707083893	40702810117070135599	042406608	30101810000000000608	current account
Ivanovski sidiary of JSC nterTelecom)C Telecom Shuya	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	15 Vasilyevskaya Street, Shuya, Ivanovo region, 155900, Russia	7707083893	40702810017140100541	042406608	30101810000000000608	current account
Ivanovski sidiary of JSC nterTelecom)C Telecom Shuya	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	15 Vasilyevskaya Street, Shuya, Ivanovo region, 155900, Russia	7707083893	40702810317140100542	042406608	30101810000000000608	current account
Ivanovski sidiary of JSC nterTelecom,)C Telecom Yuzha	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	12 Sovetskaya Street, Yuzha, Ivanovo region, 155630, Russia	7707083893	40702810317050100933	042406608	30101810000000000608	current account
Ivanovski sidiary of JSC nterTelecom, C Telecom Yuzha	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	12 Sovetskaya Street, Yuzha, Ivanovo region, 155630, Russia	7707083893	40702810017050100932	042406608	30101810000000000608	current account
Ivanovski sidiary of JSC nterTelecom	Commercial Stock Bank Investment Trade bank (Private JSC)	ACB Investtorgbank (ZAO)	52/45 Sadovnicheskaya Street, Moscow, 113035, Russia	Voznesenski subsidiary of ACB Investtorgbank	11a Bolshaya Vorobyevskaya Street, Ivanovo, 153000, Russia	7717002773	40702810400000000732	042406772	30101810800000000772	current account
Ivanovski sidiary of JSC nterTelecom	Commercial Stock Bank Kranbank (Private JSC)	ZAO ACB Kranbank	53 F. Engels Prospekt, Ivanovo, 153000, Russia	ZAO ACB Kranbank	53 F. Engels Prospekt, Ivanovo, 153000, Russia	3728018834	40702810200000000611	042406738	30101810200000000738	current account

Ivanovski sidiary of JSC nterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private JSC)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810200120612333	044583119	30101810600000000119	current account
Ivanovski sidiary of JSC nterTelecom	Commercial Investment bank EUROALLIANCE (Public JSC)	CIB EUROALLIANCE (OAO)	13 Stanko Street, Ivanovo, 153000, Russia	CIB EUROALLIANCE (OAO)	13 Stanko Street, Ivanovo, 153000, Russia	3702030072	40702840000002000168	042406701	30101810800000000701	foreign currency (USD)
Ivanovski sidiary of JSC nterTelecom	Commercial Investment bank EUROALLIANCE (Public JSC)	CIB EUROALLIANCE (OAO)	13 Stanko Street, Ivanovo, 153000, Russia	CIB EUROALLIANCE (OAO)	13 Stanko Street, Ivanovo, 153000, Russia	3702030072	40702978500002000174	042406701	30101810800000000701	foreign currency (Euro)
Ivanovski sidiary of JSC nterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private JSC)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810220000464701	044583119	30101810600000000119	current account

luzhski subsidiary of JSC CenterTelecom

Branch/ ructural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Kaluzhski sidiary of JSC nterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kaluzhskoe branch of SB of RF #8608	63 M. Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702810322240104184	42908612	30101810100000000612	current account
Kaluzhski sidiary of JSC nterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kaluzhskoe branch of SB of RF #8608	63 M. Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702810022240104183	42908612	30101810100000000612	current account
Kaluzhski sidiary of JSC nterTelecom	Kaluzhski gas and energy stock bank Gasenergobank (Public JSC)	ACB Gasenergobank OAO (Kaluga)	4 Plekhanova Street, Kaluga, 248030, Russia	Kaluzhski gas and energy stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702810500000000687	42908701	30101810600000000701	current account
Kaluzhski sidiary of JSC nterTelecom	Kaluzhski gas and energy stock bank Gasenergobank (Public JSC)	ACB Gasenergobank (OAO), Kaluga	4 Plekhanova Street, Kaluga, 248030, Russia	Kaluzhski gas and energy stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702810300000000667	42908701	30101810600000000701	current account
Kaluzhski sidiary of JSC nterTelecom	Kaluzhski gas and energy stock bank Gasenergobank (Public JSC)	ACB Gasenergobank (OAO), Kaluga	4 Plekhanova Street, Kaluga, 248030, Russia	Kaluzhski gas and energy stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702810800000000688	42908701	30101810600000000701	current account
Kaluzhski sidiary of JSC nterTelecom	Inter-regional bank for infocommunications development (Public JSC)	ICB Svyzbank	7 Tverskaya Street, Moscow, 125375, Russia	Kaluzhski ACB Svyaz-Bank	39 Dostoevskogo Street, Kaluga, 248600, Russia	7710301140	40702810500240000603	42908703	30101810200000000703	current account

Kaluzhski subsidiary of JSC CenterTelecom	Inter-regional bank for infocommunications development (Public JSC)	ICB Svyzbank	7 Tverskaya Street, Moscow, 125375, Russia	Kaluzhski ACB Svyaz-Bank	39 Dostoevskogo Street, Kaluga, 248600, Russia	7710301140	40702810400240100603	42908703	30101810200000000703	current account
Kaluzhski subsidiary of JSC CenterTelecom TOC-2	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	ACB SB OF RF (OAO) Obninskoe branch 7786	4 Marx Prospekt, Obninsk, Kaluga region, 249035, Russia	7707083893	40702810122230100657	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom TOC-2	Kaluzhski gas and energy stock bank Gasenergobank (Public JSC)	ACB Gasenergo bank (OAO), Kaluga	4 Plekhanova Street, Kaluga, 248030, Russia	Kaluzhski gas and energy stock bank Gasenergobank, additional office in Obninsk	2 Kaluzhskaya Street, Obninsk, Kaluga region, 49020, Russia	4026006420	40702810301040000305	42913709	30101810800000000709	current account
Kaluzhski subsidiary of JSC CenterTelecom TOC-3	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	ACB SB OF RF (OAO) Dzerzhinskoe branch #5607	4 Sovetskaya Street, Kondrovo, Kaluga region, 249832, Russia	7707083893	40702810322200100296	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom TOC-3	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	ACB SB OF RF (OAO) Dzerzhinskoe branch #5607	4 Sovetskaya Street, Kondrovo, Kaluga region, 249832, Russia	7707083893	40702810322200100295	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	ACB SB OF RF (OAO) Kozelskoe branch N5600	39 Bolshaya Sovetskaya Street, Kozelsk, Kaluga region, 249720, Russia	7707083893	40702810222160100889	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom TOC-4	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	ACB SB OF RF (OAO) Kozelskoe branch N5600	39 Bolshaya Sovetskaya Street, Kozelsk, Kaluga region, 249720, Russia	7707083893	40702810522160100893	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	SB of Rf, Kirovskoe Branch #5568	50 Proletrskaya Street, Kirov, Kaluga region, 249440, Russia	7707083893	40702810322120100347	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom TOC-5	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	SB of RF, Kirovskoe branch #5568	50 Proletrskaya Street, Kirov, Kaluga region, 249440, Russia	7707083893	40702810622120100348	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Khvastovichskoe branch of SB #5573	31 Lenina Street, Khvastovichi, Kaluga region, 249360, Russia	7707083893	40702810222110101045	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	ACB SB of RF (OAO) Lyudinovskoe branch #5565	11 Engels Street, lyudinovo, Kaluga region, 249400, Russia	7707083893	40702810022110100314	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC	Joint-Stock Saving Bank of the Russian	SAVING BANK OF	19 Vavilova Street,	ACB SB of RF (OAO)	11 Engels Street, lyudinovo, Kaluga	7707083893	40702810422110100600	42908612	30101810100000000612	current account

CenterTelecom	Federation (Public JSC)	RUSSIA (OAO)	Moscow, 117997, Russia	Lyudinovskoe branch #5565	region, 249400, Russia					
Kaluzhski subsidiary of JSC CenterTelecom TOC-6	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	ACB SB of RF (OAO) Lyudinovskoe branch #5565	11 Engels Street, lyudinovo, Kaluga region, 249400, Russia	7707083893	40702810622110100316	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	ACB SB of RF (OAO) Kozelskoe branch #5600	39 Bolshaya Sovetskaya Street, Kozelsk, Kaluga region, 249720, Russia	7707083893	40702810622160100890	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	ACB SB of RF (OAO) Sukhinichskoe branch #1560	58 Lenina Street, Sukhinichi, Kaluga region, 249270, Russia	7707083893	40702810022040000694	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	ACB SB of RF (OAO) Sukhinichskoe branch #1560	58 Lenina Street, Sukhinichi, Kaluga region, 249270, Russia	7707083893	40702810422040000168	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	ACB SB of RF (OAO) Obninskoe branch #7786	4 Marx Prospekt, Obninsk, Kaluga region, 249035, Russia	7707083893	40702810122230140138	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	ACB SB of RF (OAO) Borovskoe branch #2671	do Lenina Street, Borovsk, Kaluga region, 249010, Russia	7707083893	40702810422070100177	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	ACB SB of RF (OAO) Maloyaroslavetskoe branch #2673	1-a Uspenskaya Street, Maloyaroslavets, Kaluga region, 249000, Russia	7707083893	40702810522080100533	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Kaluzhski gas and energy stock bank Gasenergobank (Public JSC)	ACB Gasenergobank (OAO), Kaluga	4 Plekhanova Street, Kaluga, 248030, Russia	Kaluzhski gas and energy stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702978500000100018	42908701	30101810600000000701	foreign currency/current
Kaluzhski subsidiary of JSC CenterTelecom	Kaluzhski gas and energy stock bank Gasenergobank (Public JSC)	ACB Gasenergobank (OAO), Kaluga	4 Plekhanova Street, Kaluga, 248030, Russia	Kaluzhski gas and energy stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702978400000200018	42908701	30101810600000000701	foreign currency/transit
Kaluzhski subsidiary of JSC CenterTelecom	Kaluzhski gas and energy stock bank Gasenergobank (Public JSC)	ACB Gasenergobank (OAO), Kaluga	4 Plekhanova Street, Kaluga, 248030, Russia	Kaluzhski gas and energy stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702978300000300018	42908701	30101810600000000701	foreign currency/special transit
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kaluzhskoe branch of SB of RF #8608	63 M. Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702978922240104183	42908612	30301810100000000612	foreign currency/current
Kaluzhski subsidiary of JSC	Joint-Stock Saving Bank of the Russian	SAVING BANK OF	19 Vavilova Street,	Kaluzhskoe branch of SB of RF #8608	63 M. Gorkogo Street, Kaluga,	7707083893	40702978822240204183	42908612	30301810100000000612	foreign currency/transit

CenterTelecom	Federation (Public JSC)	RUSSIA (OAO)	Moscow, 117997, Russia		248003, Russia					
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kaluzhskoe branch of SB of RF #8608	63 M. Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702978722240304183	42908612	30301810100000000612	foreign currency/special transit
Kaluzhski subsidiary of JSC CenterTelecom	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	subsidiary of ZAO CB GUTA-BANK - GUTA MGTS	14/7 Sukharevskaya Square, Moscow, 107045, Russia	7710353606	40702810600010007979	044583153	30101810200000000153	current account

Kostromskoy sudbsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Kostromskoy sudbsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810629010118711	43469623	30101810200000000623	current account
Kostromskoy sudbsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810529010118921	43469623	30101810200000000623	current account
Kostromskoy sudbsidiary of JSC CenterTelecom	Bank for Foreign Trade	Bank for Foreign Trade (OAO)	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary in Kostroma	49 Sovetskaya Street, Kostroma, 156000, Russia	7702070139	40702810521000002861	43469713	30101810000000000713	current account
Kostromskoy sudbsidiary of JSC CenterTelecom	Imort-Export bank IMPEXBANK (Public JSC)	CB Impexbank (OAO)	20/10 Novopeschanaya Street, buidiing 1A, Moscow, Russia	A subsidiary Yaroslavski of Import-Export Bank IMPEXBANK	39 Nekrasova Street, Yaroslavl, 156005, Russia	7744001480	40702810700270000291	47888701	30101810000000000701	current account
Kostromskoy sudbsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	Bank for Foreign Trade (OAO)	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary in Kostroma	49 Sovetskaya Street, Kostroma, 156000, Russia	7702070139	40702810421000102861	43469713	30101810000000000713	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom SP LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810729010119021	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom SP	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810629010119011	43469623	30101810200000000623	current account

LTC										
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #1	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810929010119041	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #1	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810829010119031	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #1	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640 ad. office #8640/015	5 Oktyabrskaya Street, Nerekhta, Kostroma region, 157800, Russia	7707083893	40702810029030100150	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #1	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810129010119061	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #1	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810329010119081	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #1	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ostrovskoe branch #2497	22 Sovetskaya Street, Ostrovskoe, Kostroma region, 157960, Russia	7707083893	40702810229180100130	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #1	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810029010119051	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #1	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640 AD. OFFICE #8640/015	5 Oktyabrskaya Street, Nerekhta, Kostroma region, 157800, Russia	7707083893	40702810329030100151	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #1	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810229010119071	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom,	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810429010119091	43469623	30101810200000000623	current account

SP #1										
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #1	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ostrovskoe branch #2497	22 Sovetskaya Street, Ostrovskoe, Kostroma region, 157960, Russia	7707083893	40702810529180100131	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP # 2	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Sharyinskoe branch #4366	6 Pavlika Morozova Street, Sharya, Kostroma region, 157610, Russia	7707083893	40702810129140100393	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom SP #2	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Sharyinskoe branch #4366	6 Pavlika Morozova Street, Sharya, Kostroma region, 157610, Russia	7707083893	40702810829140100389	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #3	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640 ad. office #8640/022	44 Oktyabrskoy Revolution Street, Buy, Kostroma region, 157000, Russia	7707083893	40702810029050100114	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #3	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640 ad. office #8640/022	44 Oktyabrskoy Revolution Street, Buy, Kostroma region, 157000, Russia		40702810729050100113	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #3	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640 ad. office #8640/03	10 Lenina Street, Galich, Kostroma region, 157100, Russia	7707083893	40702810929060100178	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #3	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Chukhlomskoe branch #2510	14 Oktyabrya Street, Chukhloma, Kostroma region, 157130, Russia	7707083893	40702810529080100079	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #3	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Chukhlomskoe branch #2510	14 Oktyabrya Street, Chukhloma, Kostroma region, 157130, Russia	7707083893	40702810929080100080	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP # 4	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Manturovskoe branch #4372	2b, 2nd Pervomayskaya Street, Manturovo, Kostroma region, 157300, Russia	7707083893	40702810929150100224	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom,	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Manturovskoe branch #4372	2b, 2nd Pervomayskaya Street, Manturovo, Kostroma region,	7707083893	40702810629150100223	43469623	30101810200000000623	current account

SP # 4					157300, Russia					
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP # 4	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Manturovskoe branch #4372	2b, 2nd Pervomayskaya Street, Manturovo, Kostroma region, 157300, Russia	7707083893	40702810229150100225	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP # 4	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Manturovskoe branch #4372	2b, 2nd Pervomayskaya Street, Manturovo, Kostroma region, 157300, Russia	7707083893	40702810629150100524	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP # 4	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Makaryevskoe branch #2498	2 Ploschadnaya Street, Makaryev, Kostroma region, 157460, Russia	7707083893	40702810129190000142	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP # 4	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Makaryevskoe branch #2498	2 Ploschadnaya Street, Makaryev, Kostroma region, 157460, Russia	7707083893	40702810929190000151	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #5	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Neyskoe Branch #2511 of the Northern Bank, SB of RF	7 Lyubimova Street, Neya, Kostroma region, 157330, Russia	7707083893	40702810129090100126	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #5	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Neyskoe Branch #2511 of the Northern Bank, SB of RF	7 Lyubimova Street, Neya, Kostroma region, 157330, Russia	7707083893	40702810929090100122	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #5	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Neyskoe Branch #2511 of the Northern Bank, SB of RF	7 Lyubimova Street, Neya, Kostroma region, 157330, Russia	7707083893	40702810229090100123	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #5	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Makaryevskoe branch #2498	2 Ploschadnaya Street, Makaryev, Kostroma region, 157460, Russia	7707083893	40702810229190000563	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #5	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Neyskoe Branch #2511 of the Northern Bank, SB of RF	7 Lyubimova Street, Neya, Kostroma region, 157330, Russia	7707083893	40702810529090100124	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom,	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Makaryevskoe branch #2498	2 Ploschadnaya Street, Makaryev, Kostroma region, 157460, Russia	7707083893	40702810729190000571	43469623	30101810200000000623	current account

SP #5										
KostromaTelecom - a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	Bank for Foreign Trade (OAO)	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of Bank for Foreign Trade in Kostroma	49 Sovetskaya Street, Kostroma, 156000, Russia	7702070139	40702810221000090005	43469713	30101810000000000713	special file account

Kurski subsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Kurski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596	67 Lenina Street, Kursk, 305004, Russia	7707083893	40702810233020103121	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596	67 Lenina Street, Kursk, 305004, Russia	7707083893	40702810133020103140	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810400070000515	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810700071000515	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Gorshenchenski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Sovetskoe office 3896/044	22 Kirova Street, Gorshechnoe, Kursk region, 306800, Russia	7707083893	40702810233080100106	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Gorshenchenski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Sovetskoe office 3896/044	22 Kirova Street, Gorshechnoe, Kursk region, 306800, Russia	7707083893	40702810533080100107	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Gorshenchenski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810900070000552	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow,	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810200071000552	43807752	30101810500000000752	current account

orshenchenski TC	telecommunications and information (Public JSC)		125375, Russia							
ırski subsidiary of JSC enterTelecom orshenchenski Kshenski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Sovetskoe office 3896	55 Lenina Street, Kshen', Kursk region, 306600, Russia	7707083893	40702810133050100090	43807606	30101810300000000606	current account
ırski subsidiary of JSC enterTelecom orshenchenski Kshenski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810800070000555	43807752	30101810500000000752	current account
ırski subsidiary of JSC enterTelecom orshenchenski C Kastorenski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Sovetskoe office 3896/052	2 Kalinina Street, Solntsevo, Kursk region, 306700, Russia	7707083893	40702810933180100128	43807606	30101810300000000606	current account
ırski subsidiary of JSC enterTelecom orshenchenski C Kastorenski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810600070000551	43807752	30101810500000000752	current account
ırski subsidiary of JSC enterTelecom onstruction and epair service	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596	67 Lenina Street, Kursk, 305004, Russia	7707083893	40702810933020103159	43807606	30101810300000000606	current account
ırski subsidiary of JSC enterTelecom onstruction and epair service	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Kurskoe branch of SB #8596	67 Lenina Street, Kursk, 305004, Russia	7707083893	40702810333020103160	43807606	30101810300000000606	current account
ırski subsidiary of JSC enterTelecom ınstruction and epair service	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810200070000524	43807752	30101810500000000752	current account
rski subsidiary of JSC enterTelecom ınstruction and epair service	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810500071000524	43807752	30101810500000000752	current account
rski subsidiary of JSC	Joint-Stock Saving Bank of the Russian	SAVING BANK OF	19 Vavilova Street,	Kurskoe branch of SB #8596 ad.	42 Lenina Street, Oboyan, Kursk	7707083893	40702810133310100141	43807606	30101810300000000606	current account

enterTelecom)boyanski TC	Federation (Public JSC)	RUSSIA (OAO)	Moscow, 117997, Russia	office 124	region, 306230, Russia					
ırski subsidiary of JSC enterTelecom)boyanski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 ad. office 124	42 Lenina Street, Oboyan, Kursk region, 306230, Russia	7707083893	40702810433310100142	43807606	30101810300000000606	*current* account
ırski subsidiary of JSC enterTelecom)boyanski TC ›lntsevski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596ad. office 121	37 Lenina Street, Solntsevo, Kursk region, 306120, Russia	7707083893	40702810733300100085	43807606	30101810300000000606	current account
ırski subsidiary of JSC ;enterTelecom)boyanski TC 'ristenski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 ad. office 108	3 Lenina Street, Pristen', Kursk region, 306200, Russia	7707083893	40702810933160100070	43807606	30101810300000000606	current account
ırski subsidiary of JSC ;enterTelecom Fatezhski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 ad. office 0135	32 Karl Marx Street, Fatezh, Kursk region, 307100, Russia	7707083893	40702810033290000063	43807606	30101810300000000606	current account
ırski subsidiary of JSC ;enterTelecom Fatezhski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 ad. office 0135	32 Karl Marx Street, Fatezh, Kursk region, 307100, Russia	7707083893	40702810333290000064	43807606	30101810300000000606	current account
urski subsidiary of JSC CenterTelecom Fatezhski MTC lotukhinski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 ad. office 0138	17 Kirova Street, Zolotukhino, Kursk region, 306020, Russia	7707083893	40702810933280100086	43807606	30101810300000000606	current account
urski subsidiary of JSC CenterTelecom Fatezhski MTC onyrovski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 ad. office 110	22 Pochtovaya Street, Ponyri, Kursk region, 306000, Russia	7707083893	40702810433150100056	43807606	30101810300000000606	current account
urski subsidiary of JSC CenterTelecom Schigrovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Schigrovskoe office 1602	5 Lunacharskogo Street, Schigry, Kursk region, 307530, Russia	7707083893	40702810133100100157	43807606	30101810300000000606	current account
urski subsidiary of JSC CenterTelecom Schigrovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Schigrovskoe office 1602	5 Lunacharskogo Street, Schigry, Kursk region, 307530, Russia	7707083893	40702810433100100158	43807606	30101810300000000606	current account
urski subsidiary of JSC CenterTelecom Schigrovski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810400070000528	43807752	30101810500000000752	current account
urski subsidiary of JSC	Inter-regional commercial bank for	ICB Svyzbank	7 Tverskaya Street,	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004,	7710301140	40702810700071000528	43807752	30101810500000000752	current account

CenterTelecom Schigrovski TC	development of telecommunications and information (Public JSC)	(OAO)	Moscow, 125375, Russia		Russia				
Kurski subsidiary of JSC CenterTelecom Schigrovski TC Timski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Timski ad. office 1602/063	60 Kirova Street, Tim, Kursk region, 307060, Russia	7707083893	40702810533040000137	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Schigrovski TC Timski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810100070000530	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Schigrovski TC Manturovski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Manturovski ad. office 1602/064	1 Sadovaya Street, Manturovo, Kursk region, 307000, Russia	7707083893	40702810233040000136	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Schigrovski TC Manturovski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810700070000529	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Schigrovski TC Cheremisinovski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Cheremisinovski universal service 1602/047	27 Vokzalnaya Street, Cheremisinovo, Kursk region, 307440, Russia	7707083893	40702810733100100159	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Schigrovski TC Cheremisinovski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810400070000531	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Sudzhanskoe office 3903	22 Schepkina Street, Sudzha, Kursk region, 307800, Russia	7707083893	40702810433030100150	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Sudzhanskoe office 3903	22 Schepkina Street, Sudzha, Kursk region, 307800, Russia	7707083893	40702810733030100151	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC	Inter-regional commercial bank for development of telecommunications	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810600070000519	43807752	30101810500000000752	current account

	and information (Public JSC)									
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810900071000519	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC B. Soldatski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Sudzhanskoe office 3903 ad. office 056	38 Kooperativnaya Street, B. Soldatskoe, Kursk region, 307850, Russia	7707083893	40702810033030100152	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC B. Soldatski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810300070000521	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC Belovski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Sudzhanskoe office 3903 ad. office 059	18 Komsomolskaya Street, Belaya Sloboda, Kursk region, 307910, Russia	7707083893	40702810833230000074	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC Belovski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810300070000520	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Ryl'ski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Rylski ad. office 3891	18 Karl Liebkneht Street, Rylsk, Kursk region, 307370, Russia	7707083893	40702810233270000090	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Ryl'ski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Rylski ad. office 3891	18 Karl Liebkneht Street, Rylsk, Kursk region, 307370, Russia	7707083893	40702810533270000091	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Ryl'ski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810800070000542	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Ryl'ski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810100071000542	43807752	30101810500000000752	current account

Kurski subsidiary of JSC CenterTelecom Ryl'ski TC Glushkovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Rylski ad. office 3891/054	10 Sovetskaya Street, Korenevo, Kursk region, 307450, Russia	7707083893	40702810333070100155	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Ryl'ski TC Glushkovski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810400070000544	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Ryl'ski TC Korenevski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 ad. office 3842	16 70let Oktyabrya Street, Korenevo, Kursk region, 307410, Russia	7707083893	40702810333200100116	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Ryl'ski TC Korenevski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810100070000543	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Zheleznogorski ad. office 5117	5 Gaydara Street, Zhelezhogorsk, Kursk region, 307170, Russia	7707083893	40702810633060100564	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Zheleznogorski ad. office 5117	5 Gaydara Street, Zhelezhogorsk, Kursk region, 307170, Russia	7707083893	40702810933060100565	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC), Kurski regional branch	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810000070000533	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810300071000533	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC Konyshovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 L'govskoe office 585/67	20a Lenina Street, Konyshovka, Kursk region, 307620, Russia	7707083893	40702810833240100210	43807606	30101810300000000606	current account
Kurski subsidiary of JSC	Inter-regional commercial bank for	ICB Svyz-bank (OAO)	7 Tverskaya Street,	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004,	7710301140	40702810500070000538	43807752	30101810500000000752	current account

CenterTelecom Zheleznogorski TC Konyshovski TC	development of telecommunications and information (Public JSC)		Moscow, 125375, Russia		Russia					
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC Khomutovski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 ad. office 5117/044	5 Pionerskaya Street, Khomutovka, Kursk region, 307500, Russia	7707083893	40702810333120100160	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC Khomutovski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810300070000534	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC Dmitrievski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 ad. office 5117/043	82a Lenina Street, Dmitriev, Kursk region, 307500, Russia	7707083893	40702810633120100158	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC Dmitrievski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810300070000550	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Kurchatovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596/113	10 Energetikov Street, Kurchatov, Kursk region, 307250, Russia	7707083893	40702810133220100312	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Kurchatovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596/113	10 Energetikov Street, Kurchatov, Kursk region, 307250, Russia	7707083893	40702810433220100313	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Kurchatovski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810700070000516	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Kurchatovski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810000071000516	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Kurchatovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596/585	42/2 K.Marx Street, L'gov, Kursk region, 307750, Russia	7707083893	40702810533240000209	43807606	30101810300000000606	current account

L'govski MTC										
ırski subsidiary of JSC CenterTelecom rchatovski MTC L'govski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810500070000525	43807752	30101810500000000752	current account
ırski subsidiary of JSC CenterTelecom urchatovski TC dvedenski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596/0131	47 Sovetskaya Street, Medvedenka, Kursk region, 307030, Russia	7707083893	40702810433320000070	43807606	30101810300000000606	current account
ırski subsidiary of JSC CenterTelecom urchatovski TC dvedenski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810800070000526	43807752	30101810500000000752	current account
ırski subsidiary of JSC CenterTelecom urchatovski TC yamitsinski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596/114	99 Oktyabrskaya Street, Pryamitsino, Kursk region, 307200, Russia	7707083893	40702810733220100314	43807606	30101810300000000606	current account
ırski subsidiary of JSC CenterTelecom rchatovski MTC yamitsinski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810100070000527	43807752	30101810500000000752	current account
ırski subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrova Street, Kursk, 305004, Russia	7710301140	40702978600071000515	43807752	30101810500000000752	foreign currency special transit
ırski subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrova Street, Kursk, 305004, Russia	7710301140	40702840600073000515	43807752	30101810500000000752	foreign currency special transit
ırski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF (public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810040020101027	044525225	30101810400000000225	current account

petski subsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the	Correspondent Account	Account type (income/ budgetary)

		bank						subsidiary		
etski subsidiary of C CenterTelecom	Public Joint-Stock Company ACB Menatep Saint-Petersburg	OAO ACB Menatep SPb	1 Nevski Pr., Saint-Petersburg, 191186, Russia	Lipetski subsidiary of OAO ACB Menatep SPb	35a Gagarina Street, Lipetsk, 398002, Russia	7831001567	40702978000310000593	044225703	30101810100000000703	current account
etski subsidiary of C CenterTelecom	Public Joint-Stock Company ACB Menatep Saint-Petersburg	OAO ACB Menatep SPb	1 Nevski Pr., Saint-Petersburg, 191186, Russia	Lipetski subsidiary of OAO ACB Menatep SPb	35a Gagarina Street, Lipetsk, 398002, Russia	7831001567	40702978000310000593	044225703	30101810100000000703	current account
etski subsidiary of C CenterTelecom	Public Joint-Stock Company ACB Menatep Saint-Petersburg	OAO ACB Menatep SPb	1 Nevski Pr., Saint-Petersburg, 191186, Russia	Lipetski subsidiary of OAO ACB Menatep SPb	35a Gagarina Street, Lipetsk, 398002, Russia	7831001567	40702978300311000593	044225703	30101810100000000703	current account
etski subsidiary of C CenterTelecom	Public Joint-Stock Company ACB Menatep Saint-Petersburg	OAO ACB Menatep SPb	1 Nevski Pr., Saint-Petersburg, 191186, Russia	Lipetski subsidiary of OAO ACB Menatep SPb	35a Gagarina Street, Lipetsk, 398002, Russia	7831001567	40702978600312000593	044225703	30101810100000000703	current account
etski subsidiary of C CenterTelecom	Public Joint-Stock Company ACB Menatep Saint-Petersburg	OAO ACB Menatep SPb	1 Nevski Pr., Saint-Petersburg, 191186, Russia	Lipetski subsidiary of OAO ACB Menatep SPb	35a Gagarina Street, Lipetsk, 398002, Russia	7831001567	40702840400310000593	044225703	30101810100000000703	current account
etski subsidiary of C CenterTelecom	Public Joint-Stock Company ACB Menatep Saint-Petersburg	OAO ACB Menatep SPb	1 Nevski Pr., Saint-Petersburg, 191186, Russia	Lipetski subsidiary of OAO ACB Menatep SPb	35a Gagarina Street, Lipetsk, 398002, Russia	7831001567	40702840700311000593	044225703	30101810100000000703	current account
etski subsidiary of C CenterTelecom	Public Joint-Stock Company ACB Menatep Saint-Petersburg	OAO ACB Menatep SPb	1 Nevski Pr., Saint-Petersburg, 191186, Russia	Lipetski subsidiary of OAO ACB Menatep SPb	35a Gagarina Street, Lipetsk, 398002, Russia	7831001567	40702840000312000593	044225703	30101810100000000703	current account
etski subsidiary of C CenterTelecom	Bank for Foreign Trade (public JSC)	ACB Vnershtorgbank (OAO)	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of Vneshtorgbank in Voronezh	58 Revolution Square, Voronezh, 394006, Russia	7702070139	40702810025000000704	042007835	30101810100000000835	current account
etski subsidiary of C CenterTelecom	Bank for Foreign Trade (public JSC)	ACB Vnershtorgbank (OAO)	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of Vneshtorgbank in Voronezh	58 Revolution Square, Voronezh, 394006, Russia	7702070139	40702978925000000704	042007835	30101810100000000835	current account
etski subsidiary of C CenterTelecom	Bank for Foreign Trade (public JSC)	ACB Vnershtorgbank (OAO)	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of Vneshtorgbank in Voronezh	58 Revolution Square, Voronezh, 394006, Russia	7702070139	40702978225001000704	042007835	30101810100000000835	current account
etski subsidiary of C CenterTelecom	Public Joint-Stock Company Lipetski Regional bank	OAO Lipetski Regional bank	1 Plekhanova Street, Lipetsk, 398050, Russia	OAO Lipetski Regional bank	1 Plekhanova Street, Lipetsk, 398050, Russia	4825004973	40702810200010000510	044206708	30101810900000000708	current account
etski subsidiary of C CenterTelecom	Public Joint-Stock Company Lipetski Regional bank	OAO Lipetski Regional bank	1 Plekhanova Street, Lipetsk, 398050, Russia	OAO Lipetski Regional bank	1 Plekhanova Street, Lipetsk, 398050, Russia	4825004973	40702810800010000512	044206708	30101810900000000708	current account

Lipetski subsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	ACB Vnershtorgbank (OAO)	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of Vneshtorgbank in Voronezh	58 Revolution Square, Voronezh, 394006, Russia	7702070139	40702978425005000704	042007835	30101810100000000835	current account
Lipetski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe branch#8593 Lipetsk	2 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810135000102699	044206604	30101810800000000604	current account
Lipetski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe branch#8593 Lipetsk	2 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810435000102700	044206604	30101810800000000604	current account
Lipetski subsidiary/ Volovski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ad. office 045 of Terbunskoe branch of SB #3907	1 Lenina Street, Volovo, Lipetsk region, 399580, Russia	7707083893	40702810035140100295	044206604	30101810800000000604	current account
Lipetski subsidiary/ Gryazinski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Gryazinskoe office #3813 of Lipetskoe Branch #8593	20 Vorovskogo Street, Gryazi, Lipetsk region, Russia	7707083893	40702810735040000258	044206604	30101810800000000604	current account
Lipetski subsidiary/ Dankovski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Dankovskoe branch #815/26 of Lipetskoe Branch #8593	35 K. Marx Street, Dankov, Lipetsk region, 399850, Russia	7707083893	40702810635050000238	044206604	30101810800000000604	current account
Lipetski subsidiary/ Dobrinski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Dobrinskoe office #3818 of Lipetskoe Branch #8593	4 Sovetskaya Street, Dobrinka, Lipetsk region, 399430, Russia	7707083893	40702810135070000381	044206604	30101810800000000604	current account
Lipetski subsidiary/ Dobrovski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lebedyanskoe office #3850/050 of Lipetskoe Branch #8593	12 Oktyabrskaya Street, Dobroe, Lipetsk region, 398610, Russia	7707083893	40702810735080000250	044206604	30101810800000000604	current account
Lipetski subsidiary/Dolgorukovski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Zadonskoe office #3827 ad. office 051 of Lipetskoe Branch #8593	1 Sovetskaya Street, Dolgorukovo, 399510, Russia	7707083893	40702810235060140193	044206604	30101810800000000604	current account
Lipetski subsidiary/ Eletski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Eletskoe office #0927 of Lipetskoe Branch #8593	81 Komsomolskaya Street, Elets, 399770, Russia	7707083893	40702810035100000788	044206604	30101810800000000604	current account
Lipetski subsidiary/	Joint-Stock Saving	SAVING	19 Vavilova	Zadonskoe office	115 Sovetskaya	7707083893	40702810535060100325	044206604	30101810800000000604	current

Zadonski LTC	Bank of the Russian Federation (Public JSC)	BANK OF RUSSIA (OAO)	Street, Moscow, 117997, Russia	#3827 of Lipetskoe Branch #8593	Street, Zadonsk, Lipetsk region, Russia					account
Lipetski subsidiary/ Izmalkovski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Eletskoe office #0927/083 of Lipetskoe Branch #8593	7 Lenina Street, Izmalkovo, Lipetsk region, 399000, Russia	7707083893	40702810635120000786	044206604	30101810800000000604	current account
Lipetski subsidiary/ Krasninski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lebedyanskoe office #3850/038 of Lipetskoe Branch #8593	5 Pervomayskaya Street, Krasnoe, Lipetsk region, Russia	7707083893	40702810835130000068	044206604	30101810800000000604	current account
Lipetski subsidiary/ Lebedyanski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lebedyanskoe office #3850 Lipetskoe Branch #8594	23 Pochtovaya Street, Lebedyan', Lipetsk region, 399610, Russia	7707083893	40702810835150000187	044206604	30101810800000000604	current account
Lipetski subsidiary/ Leo-Tolstovski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Dankovskoe office #3815/044 of Lipetskoe Branch #8593	1 M. Gorkogo Street, Leo Tolstoy, Lipetsk region, 399870, Russia	7707083893	40702810835050008111	044206604	30101810800000000604	current account
Lipetski subsidiary/ Stanovlyanski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Eletskoe Branch #0927 of Lipetskoe Branch #8593	35A Stanovlyanskaya Street, Stanovoe, Lipetsk region, 399710, Russia	7707083893	40702810735100000787	044206604	30101810800000000604	current account
Lipetski subsidiary/ Terbunski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Terbunskoe Branch #66263907 of Lipetskoe Branch #8593	45 Oktyabrskaya Street, Terbuny, Lipetsk region, 399540, Russia	7707083893	40702810735030100294	044206604	30101810800000000604	current account
Lipetski subsidiary/ Usmanski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Usmanskoe office #0386 of Lipetskoe Branch #8593	18a Komsomolskaya Street, Usman', Lipetsk region, 399370, Russia	7707083893	40702810835180100455	044206604	30101810800000000604	current account
Lipetski subsidiary/ Khlevenski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Zadonskoe office #3827/036 of Lipetskoe Branch #8593	8a Leninskaya Street, Khlevnoe, Lipetsk region, 399260, Russia	7707083893	40702810235060150141	044206604	30101810800000000604	current account
Lipetski subsidiary/ Chaplyginski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Dankovskoe office #3815/055 of Lipetskoe Branch #8593	30 Moskovskaya Street, Chaplygin, Lipetsk region, 399900, Russia	7707083893	40702810935050009175	044206604	30101810800000000604	current account
Lipetski subsidiary/	Joint-Stock Saving	SAVING	19 Vavilova	Lipetskoe Branch	2 Pervomayskaya	7707083893	40702810635000102717	044206604	30101810800000000604	current

SP MTTC	Bank of the Russian Federation (Public JSC)	BANK OF RUSSIA (OAO)	Street, Moscow, 117997, Russia	#8593 Lipetsk city	Street, Lipetsk, 398600, Russia					account
Lipetski subsidiary/SP lektrosvyaz Center	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe Branch #8593 Lipetsk city	2 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810435000102713	044206604	30101810800000000604	current account
ipetski subsidiary/ SP Service Center	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe Branch #8593 Lipetsk city	2 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810535000102710	044206604	30101810800000000604	current account
ipetski subsidiary/ SP Service Center	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe Branch #8593 Lipetsk city	2 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810835000102711	044206604	30101810800000000604	current account
petski subsidiary of SC CenterTelecom / SP Service Center	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe Branch #8593 Lipetsk city	2 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810135000102712	044206604	30101810800000000604	current account
petski subsidiary of SC CenterTelecom	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	subsidiary of ZAO CB GUTA-BANK - GUTA MGTS"	14/7 Sukharevskaya Square, Moscow, 107045, Russia	7710353606	40702810000010007977	044583153	30101810200000000153	current account
etski subsidiary of C CenterTelecom / Chaplyginski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe Branch #8593 Lipetsk city	2 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810935050009175	044206604	30101810800000000604	current account
etski subsidiary of SC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe Branch #8593 Lipetsk city	2 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702840935000100117	044206604	30101810800000000604	current currency account, USD
etski subsidiary of SC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe Branch #8593 Lipetsk city	2 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702840935000200117	044206604	30101810800000000604	transit currency account, USD
etski subsidiary of SC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe Branch #8593 Lipetsk city	2 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702978935000100021	044206604	30101810800000000604	current currency account, Euro

	JSC)									
etski subsidiary of SC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe Branch #8593 Lipetsk city	2 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702978835000200021	044206604	30101810800000000604	transit currency account, Euro

Moscow subsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
alashikhinski TC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	7710353606	40702810700210010193	44525716	30101810100000000716	current account
alashikhinski TC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	7710353606	40702810600210000193	044525716	30101810100000000716	current account
alashikhinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Balashikhinskoe Branch #8038	7/27 Obyedinenia Street, Balashikha, Moscow region, Russia	7707083893	40702810040040100794	044525225	30101810400000000225	current account
alashikhinski TC, lektrostal'ski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Add. office Noginskoe branch #2557/066	18 Mira Street, Elektrostal, Moscow region, Russia	7707083893	40702810540280127118	044525225	30101810400000000225	current account
alashikhinski TC, avlovo-Posadski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orekhovo-Zuevskoe Branch #1556	4 Karl Liebknecht Street, Oekhovo-Zuevo, Moscow region, Russia	7707083893	40702810540310124117	044525225	30101810400000000225	current account
alashikhinski TC, Noginski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Balashikhinskoe Branch #8038	7/27 Obyedinenia Street, Balashikha, Moscow region, Russia	7707083893	40702810440280100358	044525225	30101810400000000225	current account
alashikhinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Balashikhinskoe Branch #8038	7/27 Obyedinenia Street, Balashikha, Moscow region, Russia	7707083893	40702840340040100794	044525225	30101810400000000225	current account
alashikhinski TC, Noginski TSC	Private Joint-Stock Company	ZAO CB GUTA-BANK	5 Dolgorukovska	Noginski sunsidiary of ZAO CB GUTA-	24-A Komsomolskaya	7710353606	40702810100340010098	044653840	30101810600000000840	current account

	Commercial bank for entrepreneurship development GUTA-BANK		ya Street, Moscow, 127006, Russia	BANK	Street, Noginsk, Moscow region, Russia					
Balashikhinski TC, Noginski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Noginski sunsidiary of ZAO CB GUTA-BANK	24-A Komsomolskaya Street, Noginsk, Moscow region, Russia	7710353606	40702810000340000098	044653840	30101810600000000840	current account
Balashikhinski TC, Pavlovo-Posadski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	7710353606	40702810400240000127	044525716	30101810100000000716	current account
Balashikhinski TC, Pavlovo-Posadski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	7710353606	40702810500240010127	044525716	30101810100000000716	current account
Balashikhinski TC, Elektrostal'ski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Noginski sunsidiary of ZAO CB GUTA-BANK	24-A Komsomolskaya Street, Noginsk, Moscow region, Russia	7710353606	40702810200340010105	044653840	30101810600000000840	current account
Balashikhinski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810400120612340	044583119	30101810600000000119	current account
Balashikhinski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810000120612339	044583119	30101810600000000119	current account
Balashikhinski TC, Noginski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810700120612341	044583119	30101810600000000119	current account
Balashikhinski TC, Noginski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow,	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810000120612342	044583119	30101810600000000119	current account

	Company)		109052, Russia							
Balashikhinski TC, Elektrostal'ski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810900120612361	044583119	30101810600000000119	current account
Balashikhinski TC, Balashikhinski TC, Pavlovo-Posadski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810600120612360	044583119	30101810600000000119	current account
Balashikhinski TC, Balashikhinski TC, Pavlovo-Posadski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810300120612343	044583119	30101810600000000119	current account
Balashikhinski TC, Elektrostal'ski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810200120612362	044583119	30101810600000000119	current account
Balashikhinski TC, Elektrostal'ski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Noginski sunsidiary of ZAO CB GUTA-BANK	24-A Komsomolskaya Street, Noginsk, *Moscow region*, Russia	7710353606	40702810100340000105	044653840	30101810600000000840	current account
Dmitrovski TC, Dmitrovski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810000000612307	044583119	30101810600000000119	current account
Dmitrovski TC, Dmitrovski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810700000612306	044583119	30101810600000000119	current account
Dmitrovski TC, Dubnenski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810600000612309	044583119	30101810600000000119	current account

Dmitrovski TC, Dubnenski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810300000612308	044583119	30101810600000000119	current account
Dmitrovski TC, Taldomski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810300000612311	044583119	30101810600000000119	current account
Dmitrovski TC, Taldomski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810000000612310	044583119	30101810600000000119	current account
Kolomenski TC	Commercial Bank Ogni Moskvy (Moscow Lights) (Limited Liability Company)	CB Ogni Moskvy (LLC)	27 Novaya Basmannaya Street, Moscow, 105066, Russia	Subsidiary Ogny Podmoskovya of CB Ogni Moskvy	4 Svobody Street, Ramenskoe, Moscow region, 140103, Russia	7701028536	40702810280070000134	044660713	30101810900000000713	current account
Kolomenski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kolomenskoe branch of SB 1555	31 Zelenaya Street, Kolomna, Moscow region, Russia	7707083893	40702810040200101465	044525225	30101810400000000225	current account
Kolomenski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kolomenskoe branch of SB 1555	31 Zelenaya Street, Kolomna, Moscow region, Russia	7707083893	40702810740200101464	044525225	30101810400000000225	current account
Kolomenski TC	Commercial Bank Ogni Moskvy (Moscow Lights) (Limited Liability Company)	CB Ogni Moskvy (LLC)	27 Novaya Basmannaya Street, Moscow, 105066, Russia	Subsidiary Ogny Podmoskovya of CB Ogni Moskvy	4 Svobody Street, Ramenskoe, Moscow region, 140103, Russia	7701028536	40702810580070000135	044660713	30101810900000000713	current account
Kolomenski TC, Lukhovitski TSC	Commercial Bank Ogni Moskvy (Moscow Lights) (Limited Liability Company)	CB Ogni Moskvy (LLC)	27 Novaya Basmannaya Street, Moscow, 105066, Russia	Subsidiary Ogny Podmoskovya of CB Ogni Moskvy	4 Svobody Street, Ramenskoe, Moscow region, 140103, Russia	7701028536	40702810680070000132	044660713	30101810900000000713	current account
Kolomenski TC, Lukhovitski TSC	Commercial Bank Ogni Moskvy (Moscow Lights) (Limited Liability	CB Ogni Moskvy (LLC)	27 Novaya Basmannaya Street, Moscow,	Subsidiary Ogny Podmoskovya of CB Ogni Moskvy	4 Svobody Street, Ramenskoe, Moscow region, 140103, Russia	7701028536	40702810980070000133	044660713	30101810900000000713	current account

	Company)		105066, Russia							
Kolomenski TC, Ozerski TSC	Commercial Bank Ogni Moskvy (Moscow Lights) (Limited Liability Company)	CB Ogni Moskvy (LLC)	27 Novaya Basmannaya Street, Moscow, 105066, Russia	Subsidiary Ogny Podmoskovya of CB Ogni Moskvy	4 Svobody Street, Ramenskoe, Moscow region, 140103, Russia	7701028536	40702810880070000136	044660713	30101810900000000713	current account
Kolomenski TC, Ozerski TSC	Commercial Bank Ogni Moskvy (Moscow Lights) (Limited Liability Company)	CB Ogni Moskvy (LLC)	27 Novaya Basmannaya Street, Moscow, 105066, Russia	Subsidiary Ogny Podmoskovya of CB Ogni Moskvy	4 Svobody Street, Ramenskoe, Moscow region, 140103, Russia	7701028536	40702810180070000137	044660713	30101810900000000713	current account
Kolomenski TC, Zarayski TSC	Commercial Bank Ogni Moskvy (Moscow Lights) (Limited Liability Company)	CB Ogni Moskvy (LLC)	27 Novaya Basmannaya Street, Moscow, 105066, Russia	Subsidiary Ogny Podmoskovya of CB Ogni Moskvy	4 Svobody Street, Ramenskoe, Moscow region, 140103, Russia	7701028536	40702810080070000130	044660713	30101810900000000713	current account
Kolomenski TC, Zarayski TSC	Commercial Bank Ogni Moskvy (Moscow Lights) (Limited Liability Company)	CB Ogni Moskvy (LLC)	27 Novaya Basmannaya Street, Moscow, 105066, Russia	Subsidiary Ogny Podmoskovya of CB Ogni Moskvy	4 Svobody Street, Ramenskoe, Moscow region, 140103, Russia	7701028536	40702810380070000131	044660713	30101810900000000713	current account
Krasnogorski TC	Joint-Stock Commercial Bank Link-Bank (Public Joint-Stock Company)	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	7713097982	40702810100000000248	044585128	30101810200000000128	current account
Krasnogorski TC	Joint-Stock Commercial Bank Link-Bank (Public Joint-Stock Company)	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	7713097982	40702810400001000248	044585128	30101810200000000128	current account
Krasnogorski TC, Krasnogorski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Krasnogorskoe branch of SB #7808	24 Lenina Street, Krasnogorsk, Moscow region, Russia	7707083893	40702810640210101825	044552323	30101810900000000323	current account
Krasnogorski TC, Krasnogorski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Krasnogorskoe branch of SB #7808	24 Lenina Street, Krasnogorsk, Moscow region, Russia	7707083893	40702810940210101826	044552323	30101810900000000323	current account
Krasnogorski TC, Istrinski TSC	Joint-Stock Saving Bank of the Russian	SAVING BANK OF	19 Vavilova Street,	Khimkinskoe branch of SB	73 Yubileyny pr., Khimki, Moscow	7707083893	40702810240440101558	044552323	30101810900000000323	current account

	Federation (Public JSC)	RUSSIA (OAO)	Moscow, 117997, Russia	#7825	region, Russia					
Krasnogorski TC, Volokolamski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Volokolamskoe branch of SB #2559	14A Novosodatskaya Street, Volokolamsk, Russia	7707083893	40702810740060100170	044552323	30101810900000000323	current account
Krasnogorski TC, Lotoshinski	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Volokolamskoe branch of SB #2559	14A Novosodatskaya Street, Volokolamsk, Russia	7707083893	40702810940060114018	044552323	30101810900000000323	current account
Krasnogorski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Volokolamskoe branch of SB #2559	14A Novosodatskaya Street, Volokolamsk, Russia	7707083893	40702810540060120156	044552323	30101810900000000323	current account
Lyuberetski TC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary Zhukovski	4 Lomonosova Street, Zhukovski, Moscow region, 140160, Russia	7710353606	40702810000100011578	044660773	30101810500000000773	current account
Lyuberetski TC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary Zhukovski	4 Lomonosova Street, Zhukovski, Moscow region, 140160, Russia	7710353606	40702810300100011579	044660773	30101810500000000773	current account
Lyuberetski TC, Ramenski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary Zhukovski	4 Lomonosova Street, Zhukovski, Moscow region, 140160, Russia	7710353606	40702810900100001578	044660773	30101810500000000773	current account
Lyuberetski TC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary Zhukovski	4 Lomonosova Street, Zhukovski, Moscow region, 140160, Russia	7710353606	40702810200100001579	044660773	30101810500000000773	current account
Zhukovski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary Zhukovski	403 Oktyabrski Prospekt, Lyubertsy, Moscow region, Russia	7707083893	40702810600100001580	044660773	30101810500000000773	current account
Lyuberetski TC	Joint-Stock Saving Bank of the Russian	SAVING BANK OF	19 Vavilova Street,	Lyuberetskoe branch of SB 7809	403 Oktyabrskiy Prospekt, build.2,	7707083893	40702810240240100132	044552323	30101810900000000323	current account

	Federation (Public JSC)	RUSSIA (OAO)	Moscow, 117997, Russia		Lyubertsy, Moscow region, Russia					
Lyuberetski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810800120612348	044583119	30101810600000000119	current account
Lyuberetski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810100120612349	044583119	30101810600000000119	current account
Lyuberetski TC, Ramenski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810500120612350	044583119	30101810600000000119	current account
Lyuberetski TC, Ramenski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810800120612351	044583119	30101810600000000119	current account
Zhukovski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810500120612363	044583119	30101810600000000119	current account
Lyuberetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ramenskoe branch of SB 2580	39 Mikhalevicha Street, Ramenskoe, Moscow region, Russia	7707083893	40702810040350104710	044552323	30101810900000000323	current account
Lyuberetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ramenskoe branch of SB 2580	85 Gagarina Street, Zhukovski, Moscow region, Russia	7707083893	40702810040350104532	044552323	30101810900000000323	current account
Mytischenski TC, Dolgoprudnenski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Dedovski subsidiary	9 Gagarina Street, Dedovsk, Moscow region, 143530, Russia	7710353606	40702810900300000500	044651793	30101810300000000793	current account
Mytischenski TC,	Private Joint-Stock	ZAO CB	5	Subsidiary of SB	9 Gagarina Street,	7710353606	40702810000300010500	044651793	30101810300000000793	current

Dolgoprudnenski TSC	Company Commercial bank for entrepreneurship development GUTA-BANK	GUTA-BANK	Dolgorukovskaya Street, Moscow, 127006, Russia	Dedovski	Dedovsk, Moscow region, 143530, Russia					account
Mytischenski TC, Mytischenski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary of SB Korolevski	1A Udarnika Proezd, Korolev, Moscow region, 141070, Russia	7710353606	40702810500320000693	044661826	30101810700000000826	current account
Mytischenski TC, Mytischenski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary of SB Korolevski	1A Udarnika Proezd, Korolev, Moscow region, 141070, Russia	7710353606	40702810600320010693	044661826	30101810700000000826	current account
Mytischenski TC, Korolevski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary of SB Korolevski	1A Udarnika Proezd, Korolev, Moscow region, 141070, Russia	7710353606	40702810300320000039	044661826	30101810700000000826	current account
Mytischenski TC, Mytischenski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Mytischenskoe branch of SB 7810	2 1st Vokzalnaya Street, Mytischi, Moscow region, Russia	7707083893	40702810040260100985	044552323	30101810900000000323	current account
Korolevski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Korolevskoe branch of SB 2570	6a Kosmonavtov Pr., Korolev, Moscow region, Russia	7707083893	40702810140170100205	044552323	30101810900000000323	current account
Dolgoprudnenski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Mytischenskoe branch of SB 7810	2 1st Vokzalnaya Street, Mytischi, Moscow region, Russia	7707083893	40702810640260123003	044552323	30101810900000000323	current account
Mytischenski TC, Korolevski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary of SB Korolevski	1A Udarnika Proezd, Korolev, Moscow region, 141070, Russia	7710353606	40702810400320010039	044661826	30101810700000000826	current account
Mytischenski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810500120612347	044583119	30101810600000000119	current account

Mytischenski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810500120612344	044583119	30101810600000000119	current account
Mytischenski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810500120612346	044583119	30101810600000000119	current account
Mytischenski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810500120612345	044583119	30101810600000000119	current account
Naro-Fominski Telecommunication Center	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810500000612302	044583119	30101810600000000119	current account
Naro-Fominski Telecommunication Center	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Naro-Fominskoe branch of SB 2572	18a Marshala Zhukova Street, Naro-Fominsk, Moscow region, Russia	7707083893	40702810740270100042	044552323	30101810900000000323	current account
Naro-Fominski Telecommunication Center	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810400000612305	044583119	30101810600000000119	current account
Odintsovski TC, Odintsovski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810700000612319	044583119	30101810600000000119	current account
Odintsovski TC, Odintsovski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810400000612318	044583119	30101810600000000119	current account
Odintsovski TC, Zvenigorodski TSC	Joint-Stock Commercial Bank Promsvyazbank	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052,	7744000912	40702810700000612322	044583119	30101810600000000119	current account

	(Private Joint-Stock Company)		22, Moscow, 109052, Russia		Russia					
Odintsovski TC, Ruzski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810300000612324	044583119	30101810600000000119	current account
Odintsovski TC, Mozhayski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810400000612321	044583119	30101810600000000119	current account
Odintsovski TC, Mozhayski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810740370172035	044525225	30101810400000000225	current account
Odintsovski TC, Mozhayski TSC	Joint-Stock Commercial Bank PROMSVYAZBANK (Private JSC)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810100000612320	044583119	30101810600000000119	current account
Orekhovo-Zeuvski TC	Joint-Stock Commercial Bank Link-Bank (Public Joint-Stock Company)	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	7713097982	40702810900001000243	044585128	30101810200000000128	current account
Orekhovo-Zeuvski TC	Joint-Stock Commercial Bank Link-Bank (Public Joint-Stock Company)	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	7713097982	40702810600000000243	044585128	30101810200000000128	current account
Orekhovo-Zeuvski TC, Egoryevski TSC	Joint-Stock Commercial Bank Link-Bank (Public Joint-Stock Company)	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	7713097982	40702810800000000247	044585128	30101810200000000128	current account
Orekhovo-Zeuvski TC, Voskresenski TSC	Joint-Stock Commercial Bank Link-Bank (Public Joint-Stock Company)	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	7713097982	40702810500000000246	044585128	30101810200000000128	current account

Orekhovo-Zeuvski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810140310100337	044525225	30101810400000000225	current account
Orekhovo-Zeuvski TC, Shaturski TSC	Joint-Stock Commercial Bank Link-Bank (Public Joint-Stock Company)	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	7713097982	40702810200000000245	044585128	30101810200000000128	current account
Orekhovo-Zeuvski TC	Joint-Stock Commercial Bank Link-Bank (Public Joint-Stock Company)	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	7713097982	40702810700000000295	044585128	30101810200000000128	current account
Shaturski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810300000001456	044583119	30101810600000000119	current account
Podolski TC, Podolski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810100000612304	044583119	30101810600000000119	current account
Podolski TC, Podolski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810800000612316	044583119	30101810600000000119	current account
Podolski TC, Leninski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810800000612317	044583119	30101810600000000119	current account
Podolski TC, Leninski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810900000612313	044583119	30101810600000000119	current account
Podolski TC, Domodedovski TSC	Joint-Stock Commercial Bank Promsvyazbank	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052,	7744000912	40702810800000612315	044583119	30101810600000000119	current account

	(Private Joint-Stock Company)		22, Moscow, 109052, Russia		Russia					
Podolski TC, Domodedovski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810600000612312	044583119	30101810600000000119	current account
Podolski TC, Domodedovski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810200000612314	044583119	30101810600000000119	current account
Serpukhovski TC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary Protbinski of ZAO CB GUTA-Bank	24b Lenina Street, Protvino, Moscow region, 142284, Russia	7710353606	40702810700260000951	044695709	30101810000000000709	current account
Serpukhovski TC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary Protbinski of ZAO CB GUTA-Bank	24b Lenina Street, Protvino, Moscow region, 142284, Russia	7710353606	40702810700261000950	044695709	30101810000000000709	current account
Serpukhovski TC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary Protbinski of ZAO CB GUTA-Bank	24b Lenina Street, Protvino, Moscow region, 142284, Russia	7710353606	40702810400260000950	044695709	30101810000000000709	current account
Serpukhovski TC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary Protbinski of ZAO CB GUTA-Bank	24b Lenina Street, Protvino, Moscow region, 142284, Russia	7710353606	40702810500260010950	044695709	30101810000000000709	current account
Serpukhovski TC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary Protbinski of ZAO CB GUTA-Bank	24b Lenina Street, Protvino, Moscow region, 142284, Russia	7710353606	40702810000260000952	044695709	30101810000000000709	current account
Serpukhovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Serpukhovskoe branch of SB 1554	14 Moskovskoe Shosse, Serpukhov, Moscow region, Russia	7707083893	40702810240400100040	44552225	30101810400000000225	current account

Serpukhovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Serpukhovskoe branch of SB 1554	14 Moskovskoe Shosse, Serpukhov, Moscow region, Russia	7707083893	40702810440400100329	44552225	30101810400000000225	current account
Serpukhovski TC, Chekhovski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Podolskoe branch of SB 2573	21 Street, Podolsk, Moscow region, Russia	7707083893	40702810240330192376	44552225	30101810400000000225	current account
Stupinski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Stupinskoe branch of SB 6626	63a Andropova Street, Stupino, Moscow region, Russia	7707083893	40702810740420100037	44552225	30101810400000000225	current account
Serpukhovski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810100120612352	044583119	30101810600000000119	current account
Serpukhovski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810600120612357	044583119	30101810600000000119	current account
Stupinski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810000120612355	044583119	30101810600000000119	current account
Serpukhovski TC, Kashirski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810700120612354	044583119	30101810600000000119	current account
Serpukhovski TC, Kashirski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810400120612353	044583119	30101810600000000119	current account
Serpukhovski TC, Chekhovski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052,	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810300120612356	044583119	30101810600000000119	current account

			Russia							
Serpukhovski TC, Kashirski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Stupinskoe branch of SB 6626	63a Andropova Street, Stupino, Moscow region, Russia	7707083893	40702810540420100431	44552225	30101810400000000225	current account
Serpukhovski TC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	7710353606	40702810700290000071	044525716	30101810000000000712	current account
Khimkinski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810480030000107	044583119	30101810600000000119	current account
Khimkinski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810600120612328	044583119	30101810600000000119	current account
Khimkinski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810300120612330	044583119	30101810600000000119	current account
Khimkinski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810600120612331	044583119	30101810600000000119	current account
Khimkinski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810900120612329	044583119	30101810600000000119	current account
Khimkinski TC, Solnechnogorski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810900120612332	044583119	30101810600000000119	current account
Khimkinski TC, Solnechnogorski	Joint-Stock Saving Bank of the Russian	SAVING BANK OF	19 Vavilova Street,	Klinskoe branch #2563	1 Levo-Berezhnaya Street,	7707083893	40702810140190101640	44525225	30101810400000000225	current account

TSC	Federation (Public JSC)	RUSSIA (OAO)	Moscow, 117997, Russia		Klin, Moscow region, Russia					
Khimkinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Khimkinskoe branch of SB #7825	73 Yubileyny pr., Khimki, Moscow region, Russia	7707083893	40206810440440310002	44525225	30101810400000000225	foreign currency
Khimkinski TC	Commercial Bank Ogni Moskvy (Moscow Lights) (Limited Liability Company)	CB Ogni Moskvy (LLC)	27 Novaya Basmannaya Street, Moscow, 105066, Russia	Subsidiary Ogny Podmoskovya of CB Ogni Moskvy	4 Svobody Street, Ramenskoe, Moscow region, 140103, Russia	7701028536	40702810480140000110	044660713	30101810900000000713	current account
Khimkinski TC	Commercial Bank Ogni Moskvy (Moscow Lights) (Limited Liability Company)	CB Ogni Moskvy (LLC)	27 Novaya Basmannaya Street, Moscow, 105066, Russia	Subsidiary Ogny Podmoskovya of CB Ogni Moskvy	4 Svobody Street, Ramenskoe, Moscow region, 140103, Russia	7701028536	40702810080140000141	044660713	30101810900000000713	current account
Khimkinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Khimkinskoe branch of SB #7825	73 Yubileyny pr., Khimki, Moscow region, Russia	7707083893	40702840440440010511	44525225	30101810400000000225	current account
Khimkinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Khimkinskoe branch of SB #7825	73 Yubileyny pr., Khimki, Moscow region, Russia	7707083893	40702810640440105249	44525225	30101810400000000225	foreign currency
Khimkinski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810300120612327	044583119	30101810600000000119	current account
Schelkovski TC, Schelkovski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	7710353606	40702810500230010218	044525716	30101810100000000716	current account
Schelkovski TC, Schelkovski TSC	Bank Vozrozhdenie Public Joint-Stock Company	Bank Vozrozhdenie (OAO)	7/4 Luchnokov per., Building 1, Moscow, GSP-9, 101999, Russia	Schelkovski branch	5 Lenina Street, Schelkovo, Moscow region, 141100, Russia	5000001042	40702810606000140319	044525181	30101810900000000181	current account
Schelkovski TC, Pushkinski TSC	Private Joint-Stock Company	ZAO CB GUTA-BANK	5 Dolgorukovska	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow,	7710353606	40702810900370000037	044525716	30101810100000000716	current account

	Commercial bank for entrepreneurship development GUTA-BANK		ya Street, Moscow, 127006, Russia		127006, Russia					
Schelkovski TC, Pushkinski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	7710353606	40702810800370000037	044525716	30101810100000000716	current account
Schelkovski TC, ergievo-Posadski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	7710353606	40702810100330010235	044525716	30101810100000000716	current account
Schelkovski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810900120612358	044583119	30101810600000000119	current account
Schelkovski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810200120612359	044583119	30101810600000000119	current account
Schelkovski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810800120612364	044583119	30101810600000000119	current account
Schelkovski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810100120612365	044583119	30101810600000000119	current account
Schelkovski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810400120612366	044583119	30101810600000000119	current account
Supply and Procurement Service of the oscow subsidiary	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810000120612368	044583119	30101810600000000119	current account

	Company)		109052, Russia							
Supply and Procurement Service of the Moscow subsidiary	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lyublinskoe branch of SB 7977	38 Lyublinskaya Street, Moscow, Russia	7707083893	40702810638250101416	44525225	30101810400000000225	current account
Supply and Procurement Service of the Moscow subsidiary	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	ZAO CB GUTA-BANK MGTS	14/7 B.Sukharevskaya Square, Building 2, Moscow, Russia	7710353606	40702810900010007624	044583153	30101810200000000153	current account
Schelkovski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810700120612367	044583119	30101810600000000119	current account
Schelkovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Schelkovskoe branch of SB 2575	11 Komsomolskaya Street, Schelkovo, Moscow region, Russia	7707083893	40702810540480100414	44525225	30101810400000000225	current account
Schelkovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Pushkinskoe branch of SB 2570/0128	11a Moskovski prospekt, Pushkino, Moscow region, Russia	7707083893	40702810940170110806	44525225	30101810400000000225	current account
Schelkovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Sergievo-Posadskoe branch of SB 2578	27/3 Valovaya Street, Sergiev-Posad, Moscow region, Russia	7707083893	40702810340380100510	44525225	30101810400000000225	current account
Schelkovski TC, Sergievo-Posadski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	7710353606	40702810000330000235	044525716	30101810100000000716	current account
Moscow subsidiary of JSC CenterTelecom	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	GUTA-MGTS, subsidiary of ZAO GUTA-BANK	14/7 B.Sukharevskaya Square, Moscow, Russia	7710353606	40702810800010007847	044583153	30101810200000000153	current account
Moscow subsidiary of JSC CenterTelecom	Private Joint-Stock Company Commercial bank for entrepreneurship	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow,	GUTA-MGTS, subsidiary of ZAO GUTA-BANK	14/7 B.Sukharevskaya Square, Moscow, Russia	7710353606	40702810900010017847	044583153	30101810200000000153	current account

	development GUTA-BANK		127006, Russia							
Moscow subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810700120612338	044583119	30101810600000000119	current account
Moscow subsidiary of JSC CenterTelecom	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	GUTA-MGTS, subsidiary of ZAO GUTA-BANK	14/7 B.Sukharevskaya Square, Moscow, Russia	7710353606	40702810300010007541	044583153	30101810200000000153	current account
Moscow subsidiary of JSC CenterTelecom	Commercial Bank Ogni Moskvy (Moscow Lights) (Limited Liability Company)	CB Ogni Moskvy (LLC)	27 Novaya Basmannaya Street, Moscow, 105066, Russia	FCB Ogni Moskvy Ogni Podmoskovia	24 Myasnitskaya Street, Moscow, Russia	7701028536	40702810000060003883	044660713	30101810900000000713	current account
Moscow subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810200000612301	044583119	30101810600000000119	current account
Moscow subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Link-Bank (Public Joint-Stock Company)	ACB LIK-BANK (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	ACB LINK-BANK (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	7713097982	40702810200000000232	044585128	30101810200000000128	current account
Moscow subsidiary of JSC CenterTelecom	Public Joint-Stock Company Vneshtorgbank	Public JSC Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Public JSC Vneshtorgbank	5 Marxistskaya Street, Moscow, 109147, Russia	7702070139	40702810200090020287	044525187	30101810700000000187	current account
Moscow subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810640020101142	044525225	30101810400000000225	current account

Orlovski subsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Orlovski Subsidiary (Sverdlovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997,	Orlovskoe branch # 8595 RF Sverdlovskoe office # 3893	62-A Lenina Street, Zmievka, Orel region, 303320, Russia	7707083893	40702810247210100093	BIC 045402601	cor. acc. 30101810300000000601	current account

	Joint-Stock Company)		Russia							
Orlovski Subsidiary (Sverdlovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 RF Sverdlovskoe office # 3893	62-A Lenina Street, Zmievka, Orel region, 303320, Russia	7707083893	40702810747210130055	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Sverdlovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 RF Sverdlovskoe office # 3893	62-A Lenina Street, Zmievka, Orel region, 303320, Russia	7707083893	40702810947210100092	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Sverdlovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 RF Sverdlovskoe office # 3893	63 Lenina Street, Glazunovka, Orel region, 303320, Russia	7707083893	40702810747110120065	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Sverdlovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 RF Sverdlovskoe office # 3893	63 Lenina Street, Glazunovka, Orel region, 303320, Russia	7707083893	40702810047210110076	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Sverdlovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 RF Sverdlovskoe office # 3893	63 Lenina Street, Glazunovka, Orel region, 303320, Russia	7707083893	40702810647140008085	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Kromskoy RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595	50 25let Oktyabrya Street, Kromy, Orel region, 303320, Russia	7707083893	40702810747000150038	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Kromskoy RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595	50 25let Oktyabrya Street, Kromy, Orel region, 303320, Russia	7707083893	40702810047000150039	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Livenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Livenskoe office #3853	39 Sverdlov Street, Livny, Orel region, 303800, Russia	7707083893	40702810647140000504	BIC 045402601	cor. acc. 30101810300000000601	current account

Orlovski Subsidiary (Livenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Livenskoe office #3853	39 Sverdlov Street, Livny, Orel region, 303800, Russia	7707083893	40702810347140000503	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Livenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Verkhovskoe office #3797	4A 7th of November Street, Verkhovie, Orel region, 303800, Russia	7707083893	40702810847220105093	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Livenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Verkhovskoe office #3797	4A 7th of November Street, Verkhovie, Orel region, 303800, Russia	7707083893	40702810247220110044	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Livenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Verkhovskoe office #3797	4A 7th of November Street, Verkhovie, Orel region, 303800, Russia	7707083893	40702810447220100113	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Livenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Livenskoe office #3853	39 Sverdlov Street, Livny, Orel region, 303800, Russia	7707083893	40702810747140007067	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Bolkhovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Mtsenskoe office #3862 add. office 053	37 Lenina Street, Bolkhov, Orel region, 303000, Russia	7707083893	40702810147170110074	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Bolkhovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595	89 Lenina Street, Naryshkino, Orel region, 303000, Russia	7707083893	40702810147000170058	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Bolkhovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Mtsenskoe office #3862 add. office 053	37 Lenina Street, Bolkhov, Orel region, 303000, Russia	7707083893	40702810847170110073	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Mtsenski RTC)	Joint-Stock Commercial Saving	SAVING BANK OF	19 Vavilova Street,	Orlovskoe branch # 8595 Mtsenskoe	23 Lenina Street, Mtsensk, Orel	7707083893	40702810647170100319	BIC 045402601	cor. acc. 30101810300000000601	current account

	Bank of the Russian Federation (Public Joint-Stock Company)	RUSSIA (OAO)	Moscow, 117997, Russia	branch #3862	region, 303000, Russia					
Orlovski Subsidiary (Mtsenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Mtsenskoe branch #3862	23 Lenina Street, Mtsensk, Orel region, 303000, Russia	7707083893	40702810047170100320	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Mtsenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Verkhovskoe office #3797	4a 7th of November Street, Verkhovie, Orel region, 303720, Russia	7707083893	40702810947220115080	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Mtsenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Mtsenskoe branch #3862	63 Lenina Street, Glazunovka, Orel region, 303320, Russia	7707083893	40702810347170130087	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Mtsenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Mtsenskoe branch #3862	63 Lenina Street, Glazunovka, Orel region, 303320, Russia	7707083893	40702810947170120086	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Directorate)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Orel city	8 Brestskaya Street, Orel, 302028, Russia	7707083893	40702810047000110794	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Directorate)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Orel city	8 Brestskaya Street, Orel, 302028, Russia	7707083893	40702810347000110795	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Central TC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Orel city	8 Brestskaya Street, Orel, 302028, Russia	7707083893	40702810647000110864	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Central TC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997,	Orlovskoe branch # 8595 Orel city	8 Brestskaya Street, Orel, 302028, Russia	7707083893	40702810947000110865	BIC 045402601	cor. acc. 30101810300000000601	current account

	Joint-Stock Company)		Russia							
Orlovski Subsidiary (Directorate)	Public Joint-Stock Company Import-Export Bank Impexbank	OAO Impexbank	20/10 Novopeschanaya Street, Building 1a, Moscow, 125252, Russia	Public Joint-Stock Company Import-Export Bank Impexbank	117 Moskovskaya Street, Orel, Russia	7744001480	40702810600070000896	BIC 045402758	cor. acc. 30101810800000000758	current account
Orlovski Subsidiary (Directorate)	Public Joint-Stock Company Import-Export Bank Impexbank	OAO Impexbank	20/10 Novopeschanaya Street, Building 1a, Moscow, 125252, Russia	Public Joint-Stock Company Import-Export Bank Impexbank	117 Moskovskaya Street, Orel, Russia	7744001480	40702810900070000897	BIC 045402758	cor. acc. 30101810800000000758	current account
Orlovski Subsidiary (Directorate)	Public Joint-Stock Company Import-Export Bank Impexbank	OAO Impexbank	20/10 Novopeschanaya Street, Building 1a, Moscow, 125252, Russia	Public Joint-Stock Company Import-Export Bank Impexbank	117 Moskovskaya Street, Orel, Russia	7744001480	40702810400070000698	BIC 045402758	cor. acc. 30101810800000000758	current account
Orlovski Subsidiary (Directorate)	Joint-Stock Commercial Bank Crosna-bank Public Joint-Stock Company	ACB Crosna-bank OAO	27 Presnenski Val, Moscow, 123557, Russia	Joint-Stock Commercial Bank Crosna-bank Public Joint-Stock Company	27 Presnenski Val, Moscow, 123557, Russia	7703002999	40702810800000000520	BIC 044579773	cor. acc. 30101810900000000773	current account
Orlovski Subsidiary (Directorate)	Joint-Stock Commercial Bank Crosna-bank Public Joint-Stock Company	ACB Crosna-bank OAO	27 Presnenski Val, Moscow, 123557, Russia	Joint-Stock Commercial Bank Crosna-bank Public Joint-Stock Company	27 Presnenski Val, Moscow, 123557, Russia	7703002999	40702840100000000520	BIC 044579773	cor. acc. 30101810900000000773	current account
Orlovski Subsidiary (Directorate)	Joint-Stock Commercial Bank Crosna-bank Public Joint-Stock Company	ACB Crosna-bank OAO	27 Presnenski Val, Moscow, 123557, Russia	Joint-Stock Commercial Bank Crosna-bank Public Joint-Stock Company	27 Presnenski Val, Moscow, 123557, Russia	7703002999	40702840700002000520	BIC 044579773	cor. acc. 30101810900000000773	special transit
Orlovski Subsidiary (Directorate)	Joint-Stock Commercial Bank Crosna-bank Public Joint-Stock Company	ACB Crosna-bank OAO	27 Presnenski Val, Moscow, 123557, Russia	Joint-Stock Commercial Bank Crosna-bank Public Joint-Stock Company	27 Presnenski Val, Moscow, 123557, Russia	7703002999	40702840400001000520	BIC 044579773	cor. acc. 30101810900000000773	transit
Orlovski Subsidiary (Service Center)	Public Joint-Stock Company Import-Export Bank Impexbank	OAO Impexbank	20/10 Novopeschanaya Street, Building 1, Moscow, 125252, Russia	Public Joint-Stock Company Import-Export Bank Impexbank	11 Moskovskaya Street, Orel, Russia	7744001480	40702810200070001185	BIC 045402758	cor. acc. 30101810800000000758	current account
Orlovski Subsidiary	Joint-Stock	SAVING	19 Vavilova	Orlovskoe branch	8 Brestskaya	7707083893	40702810047000111007	BIC	cor. acc.	current

(Service Center)	Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	BANK OF RUSSIA (OAO)	Street, Moscow, 117997, Russia	# 8595 Orel city	Street, Orel, 302028, Russia			045402601	30101810300000000601	account
Orlovski Subsidiary (Service Center)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Orel city	8 Brestskaya Street, Orel, 302028, Russia	7707083893	40702810347000111008	BIC 045402601	cor. acc. 30101810300000000601	current account

Ryazanski subsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Ryazanski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702810353000161505	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702810653000161506	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom/ Kasimovski Telecommunications Center (TC)	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kasimovskoe branch of SB 2613	94 Sovetskaya Street, Kasimov, Ryazan region, Russia	7707083893	40702810553050100264	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom/ Kasimovski (TC)	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kasimovskoe branch of SB 2612	94 Sovetskaya Street, Kasimov, Ryazan region, Russia	7707083893	40702810853050100265	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom/ Ryazhski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ryazhskoe branch of SB2619	106 Maxima Gorkogo Street, Ryazhsk, Ryazan region, Russia	7707083893	40702810753130100528	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom/ Ryazhski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ryazhskoe branch of SB2619	106 Maxima Gorkogo Street, Ryazhsk, Ryazan region, Russia	7707083893	40702810053130100529	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom/ Ryazanski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702810353000101507	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom/ Ryazanski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702810653000101508	046126614	30101810500000000614	current account

Ryazanski subsidiary of JSC CenterTelecom/ Sasovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Sasovskoe branch of SB 2621	16 Lenina Street, Sasovo, Ryazan region, Russia	7707083893	40702810553150100630	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom/ Sasovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Sasovskoe branch of SB 2621	16 Lenina Street, Sasovo, Ryazan region, Russia	7707083893	40702810853150100631	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom/ Skopinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Skopinskoe branch of SB 2650	20 Lenina Street, Skopin, Ryazan region, Russia	7707083893	40702810353250100361	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom/ Skopinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Skopinskoe branch of SB 2650	20 Lenina Street, Skopin, Ryazan region, Russia	7707083893	40702810653250100362	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom/ Shilovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Shilovskoe branch of SB 2629	9 Sovetskaya Street, Shilovo, Ryazan region, Russia	7707083893	40702810653220100392	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom/ Shilovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Shilovskoe branch of SB 2629	9 Sovetskaya Street, Shilovo, Ryazan region, Russia	7707083893	40702810953220100393	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702840153000100228	046126614	30101810500000000614	foreign currency
Ryazanski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702840053000200228	046126614	30101810500000000614	transit foreign currency
Ryazanski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702840953000300228	046126614	30101810500000000614	special transit foreign currency
Ryazanski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702978753000100228	046126614	30101810500000000614	foreign currency
Ryazanski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702978653000200228	046126614	30101810500000000614	transit foreign currency
Ryazanski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702978553000300228	046126614	30101810500000000614	special transit foreign currency
Ryazanski subsidiary of JSC	Public Joint-Stock Company Prio-	OAO Prio-Vneshtorgba	82/26 Esenina Street, Ryazan,	OAO Prio-Vneshtorgbank	82/26 Esenina Street, Ryazan,	6227001779	40702978300000000786	046126708	30101810500000000708	foreign currency

CenterTelecom	Vneshtorgbank (Public Joint-Stock Company)	nk	390023, Russia		390023, Russia					
Ryazanski subsidiary of JSC CenterTelecom	Public Joint-Stock Company Prio-Vneshtorgbank (Public Joint-Stock Company)	OAO Prio-Vneshtorgbank	82/26 Esenina Street, Ryazan, 390023, Russia	OAO Prio-Vneshtorgbank	82/26 Esenina Street, Ryazan, 390023, Russia	6227001779	40702978900002000786	046126708	30101810500000000708	transit foreign currency
Ryazanski subsidiary of JSC CenterTelecom	Public Joint-Stock Company Prio-Vneshtorgbank (Public Joint-Stock Company)	OAO Prio-Vneshtorgbank	82/26 Esenina Street, Ryazan, 390023, Russia	OAO Prio-Vneshtorgbank	82/26 Esenina Street, Ryazan, 390023, Russia	6227001779	40702978800002100786	046126708	30101810500000000708	special transit foreign currency

Smolenski subsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Smolenski subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Smolenski branch of OAO ACB Svyaz-Bank	5 Panfilova Street, Smolensk, 215018, Russia	7710301140	40702810100291000196	046614737	30101810400000000737	debit
Smolenski subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Smolenski branch of OAO ACB Svyaz-Bank	5 Panfilova Street, Smolensk, 215018, Russia	7710301140	40702810800290000196	046614737	30101810400000000737	debit
Smolenski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunisticheskaya Street, Smolensk, 214000, Russia	7707083893	40702810159020101963	046614632	30101810000000000632	debit
Smolenski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunisticheskaya Street, Smolensk, 214000, Russia	7707083893	40702810859020101962	046614632	30101810000000000632	debit
Smolenski subsidiary of JSC CenterTelecom	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Smolenski branch of ZAO CB GUTA-BANK	5 Isakovskogo Street, Smolensk, 214014, Russia	7710353606	40702810900440000013	046614775	30101810000000000775	debit
Smolenski subsidiary of JSC	Private Joint-Stock Company	ZAO CB GUTA-BANK	5 Dolgorukovskaya	Smolenski branch of ZAO CB	5 Isakovskogo Street,	7710353606	40702810000440010013	046614775	30101810000000000775	debit

CenterTelecom	Commercial Bank for entrepreneurship development GUTA-BANK		Street, Moscow, 127006, Russia	GUTA-BANK	Smolensk, 214014, Russia					
SGCCI-SP Smolensk-Telecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Smolenski branch of OAO ACB Svyaz-Bank	5 Panfilova Street, Smolensk, 215018, Russia	7710301140	40702810400291000197	046614737	30101810400000000737	debit
SGCCI-SP Smolensk-Telecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Smolenski branch of OAO ACB Svyaz-Bank	5 Panfilova Street, Smolensk, 215018, Russia	7710301140	40702810100290000197	046614737	30101810400000000737	debit
SGCCI-SP Smolensk-Telecom	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Smolenski branch of ZAO CB GUTA-BANK	5 Isakovskogo Street, Smolensk, 214014, Russia	7710353606	40702810900440000039	046614775	30101810000000000775	debit
SGCCI-SP Smolensk-Telecom	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Smolenski branch of ZAO CB GUTA-BANK	5 Isakovskogo Street, Smolensk, 214014, Russia	7710353606	40702810000440010039	046614775	30101810000000000775	debit
Smolenski OMTC-SP Smolensk-Telecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Smolenski branch of OAO ACB Svyaz-Bank	5 Panfilova Street, Smolensk, 215018, Russia	7710301140	40702810700291000198	046614737	30101810400000000737	debit
Smolenski OMTC-SP Smolensk-Telecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Smolenski branch of OAO ACB Svyaz-Bank	5 Panfilova Street, Smolensk, 215018, Russia	7710301140	40702810400290000198	046614737	30101810400000000737	debit
Smolenski OMTC-SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunistiches kaya Street, Smolensk, 214000, Russia	7707083893	40702810059190101964	046614632	30101810000000000632	debit
Smolenski OMTC-SP Smolensk-Telecom	Private Joint-Stock Company Commercial Bank for entrepreneurship	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Smolenski branch of ZAO CB GUTA-BANK	5 Isakovskogo Street, Smolensk, 214014, Russia	7710353606	40702810600440000041	046614775	30101810000000000775	debit

	development GUTA-BANK									
Smolenski OMTC-SP Smolensk-Telecom	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Smolenski branch of ZAO CB GUTA-BANK	5 Isakovskogo Street, Smolensk, 214014, Russia	7710353606	40702810700440010041	046614775	30101810000000000775	debit
Vyazemski TSC-SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Vyazemskoe branch #1561	9 25 of October Street, Vyazma, Smolensk region, 215100, Russia	7707083893	40702810859200100592	046614632	30101810000000000632	debit
Vyazemski TSC-SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Vyazemskoe branch #1561	9 25 of October Street, Vyazma, Smolensk region, 215100, Russia	7707083893	40702810559200100591	046614632	30101810000000000632	debit
Ugranski TC of Vyazemski TSC-SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Vyazemskoe branch #1561	9 25 of October Street, Vyazma, Smolensk region, 215100, Russia	7707083893	40702810659080100077	046614632	30101810000000000632	debit
Novoduginski TC of VyazemskiTSC- SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Gagarinskoe branch # 5609 Novoduginski ad. office	58 Gagarina Street, Gagarin, Smolensk region, 215010, Russia	7707083893	40702810059050100429	046614632	30101810000000000632	debit
Sychevski TC of Vyazemski TSC-SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Gagarinskoe branch # 5609 Sychevski add. office	58 Gagarina Street, Gagarin, Smolensk region, 215010, Russia	7707083893	40702810859090100430	046614632	30101810000000000632	debit
Vyazemski OMTC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Vyazemskoe branch #1561	9 25 of October Street, Vyazma, Smolensk region, 215100, Russia	7707083893	40702810159200100593	046614632	30101810000000000632	debit
Gagarinski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Gagarinskoe branch # 5609	58 Gagarina Street, Gagarin, Smolensk region, 215010, Russia	7707083893	40702810559030100431	046614632	30101810000000000632	debit

Gagarinski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Gagarinskoe branch # 5609	58 Gagarina Street, Gagarin, Smolensk region, 215010, Russia	7707083893	40702810859030100432	046614632	30101810000000000632	debit
Temkinski TC of Gagarinski TSC-SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Vyazemskoe branch # 1561	9 25 of October Street, Vyazma, Smolensk region, 215100, Russia	7707083893	40702810459200101043	046614632	30101810000000000632	debit
Dorogobuzhski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Dorogobuzhskoe branch # 5651	3 Chistyakova Street, Dorogobuzh, Smolensk region, 215713, Russia	7707083893	40702810859140100225	046614632	30101810000000000632	debit
Dorogobuzhski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Dorogobuzhskoe branch # 5651	3 Chistyakova Street, Dorogobuzh, Smolensk region, 215713, Russia	7707083893	40702810559140100224	046614632	30101810000000000632	debit
Glinkovski TC of Dorogobuzhski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Elninskoe branch # 5652	38 Sovetskaya Street, Elnya, Smolensk region, 216330, Russia	7707083893	40702810559150100175	046614632	30101810000000000632	debit
Elninski TC of Dorogobuzhski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Elninskoe branch # 5652	38 Sovetskaya Street, Elnya, Smolensk region, 216330, Russia	7707083893	40702810259150100174	046614632	30101810000000000632	debit
Monastyrschinski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Pochinkovskoe branch # 5592	26 Sovetskaya Street, Pochinok, Smolensk region, 216600, Russia	7707083893	40702810059170100228	046614632	30101810000000000632	debit
Monastyrschinski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Pochinkovskoe branch # 5592	26 Sovetskaya Street, Pochinok, Smolensk region, 216600, Russia	7707083893	40702810759170100227	046614632	30101810000000000632	debit
Krasninski TC of Monastyrschinski	Joint-Stock Commercial Saving	SAVING BANK OF	19 Vavilova Street, Moscow,	Krasninskoe branch # 5654	9 Kirova Street, Krasny,	7707083893	40702810759160100091	046614632	30101810000000000632	debit

TSC -SP Smolensk-Telecom	Bank of the Russian Federation (Public Joint-Stock Company)	RUSSIA (OAO)	117997, Russia		Smolensk region, 216100, Russia					
Khislavichski TC of Monastyrschinski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Pochinkovskoe branch # 5592	26 Sovetskaya Street, Pochinok, Smolensk region, 216600, Russia	7707083893	40702810159260100229	046614632	30101810000000000632	debit
Pochinkovski TC of Monastyrschinski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Pochinkovskoe branch # 5592	26 Sovetskaya Street, Pochinok, Smolensk region, 216600, Russia	7707083893	40702810259250100249	046614632	30101810000000000632	debit
Roslavlski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Roslavlskoe branch # 1562	33 Proletarskaya Street, Roslavl, Smolensk region, 216500, Russia	7707083893	40702810459210100500	046614632	30101810000000000632	debit
Roslavlski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Roslavlskoe branch # 1562	33 Proletarskaya Street, Roslavl, Smolensk region, 216500, Russia	7707083893	40702810159210100499	046614632	30101810000000000632	debit
Desnogorski TC of Roslavlski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Roslavlskoe branch # 1562	33 Proletarskaya Street, Roslavl, Smolensk region, 216500, Russia	7707083893	40702810259210100496	046614632	30101810000000000632	debit
Ershicheski TC of Roslavlski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Roslavlskoe branch # 1562	33 Proletarskaya Street, Roslavl, Smolensk region, 216500, Russia	7707083893	40702810559210100497	046614632	30101810000000000632	debit
Shumyachski TC of Roslavlski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Roslavlskoe branch # 1562	33 Proletarskaya Street, Roslavl, Smolensk region, 216500, Russia	7707083893	40702810859210100498	046614632	30101810000000000632	debit
Rudnyanski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Rudnyanskoe branch # 5657	1 Kolkhoznaya Street, Rudnya, Smolensk region, 21760, Russia	7707083893	40702810959180100198	046614632	30101810000000000632	debit

	Joint-Stock Company)									
Rudnyanski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Rudnyanskoe branch # 5657	1 Kolkhoznaya Street, Rudnya, Smolensk region, 21760, Russia	7707083893	40702810659180100197	046614632	30101810000000000632	debit
Velizhski TC of Rudnyanski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Rudnyanskoe branch # 5657	1 Kolkhoznaya Street, Rudnya, Smolensk region, 21760, Russia	7707083893	40702810759100100200	046614632	30101810000000000632	debit
Demidovski TC of Rudnyanski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Rudnyanskoe branch # 5657	1 Kolkhoznaya Street, Rudnya, Smolensk region, 21760, Russia	7707083893	40702810659120100199	046614632	30101810000000000632	debit
Safonovski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Safonovskoe branch # 5566	19 Krasnogvardeyskaya Street, Safonovo, Smolensk region, 215500, Russia	7707083893	40702810459230100373	046614632	30101810000000000632	debit
Safonovski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Safonovskoe branch # 5566	19 Krasnogvardeyskaya Street, Safonovo, Smolensk region, 215500, Russia	7707083893	40702810159230100372	046614632	30101810000000000632	debit
Yartsevski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Yartsevskoe branch # 1612	29 Chaykovskogo Street, Yartsevo, Smolensk region, 215800, Russia	7707083893	40702810359040100430	046614632	30101810000000000632	debit
Yartsevski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Yartsevskoe branch # 1612	29 Chaykovskogo Street, Yartsevo, Smolensk region, 215800, Russia	7707083893	40702810659040100431	046614632	30101810000000000632	debit
Dukhovschinski TC of Yartsevski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Dukhovschinskoe branch # 5650	52 Karl Marx Street, Dukhovschina, Smolensk region, 216200, Russia	7707083893	40702810259130100097	046614632	30101810000000000632	debit

Smolenski subsidiary	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunisticheskaya Street, Smolensk, 214000, Russia	7707083893	40702840359020101393	046614632	30101810000000000632	current USD
Smolenski subsidiary	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunisticheskaya Street, Smolensk, 214000, Russia	7707083893	40702840259020201393	046614632	30101810000000000632	transit USD
Smolenski subsidiary	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunisticheskaya Street, Smolensk, 214000, Russia	7707083893	40702840159020301393	046614632	30101810000000000632	special transit USD
Smolenski subsidiary	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunisticheskaya Street, Smolensk, 214000, Russia	7707083893	40702978959020101393	046614632	30101810000000000632	current in Euro
Smolenski subsidiary	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunisticheskaya Street, Smolensk, 214000, Russia	7707083893	40702978859020201393	046614632	30101810000000000632	transit in Euro
Smolenski subsidiary	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunisticheskaya Street, Smolensk, 214000, Russia	7707083893	40702978759020301393	046614632	30101810000000000632	special transit in Euro
Smolenski subsidiary	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunisticheskaya Street, Smolensk, 214000, Russia	7707083893	45205810759020000144	046614632	30101810000000000632	loan
Smolenski subsidiary	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Smolenski branch of ZAO CB GUTA-BANK	5 Isakovskogo Street, Smolensk, 214014, Russia	7710353606	45207810400443010013	046614775	30101810000000000775	loan
Smolenski subsidiary	Private Joint-Stock Company	ZAO CB GUTA-BANK	5 Dolgorukovskaya	subsidiary of ZAO CB GUTA-BANK -	14/7 Sukharevskaya	7710353606	40702810700010007976	044583153	30101810200000000153	current account

	Commercial Bank for entrepreneurship development GUTA-BANK		Street, Moscow, 127006, Russia	GUTA MGTS"	Square, Moscow, 107045, Russia					
Smolenski subsidiary	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunistichеskaya Street, Smolensk, 214000, Russia	7707083893	45206810459020000139	046614632	30101810000000000632	loan
SGCSI –SP Smolenski subsidiary	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunistichеskaya Street, Smolensk, 214000, Russia	7707083893	40702810959190102762	046614632	30101810000000000632	current account
SGCSI –SP Smolenski subsidiary	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunistichеskaya Street, Smolensk, 214000, Russia	7707083893	40702810159190102795	046614632	30101810000000000632	current account

Tambovski a subsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Tambovski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702810061000103297	046850649	30101810800000000649	current account
Tambovski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702810761000103296	046850649	30101810800000000649	current account
Tambovski subsidiary of JSC CenterTelecom Zherdeevkski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Zherdeevskoe office #3826	134 Pervomayskaya Street, Zherdeevka	7707083893	40702810861030100169	046850649	30101810800000000649	current account
Tambovski subsidiary of JSC CenterTelecom Zherdeevkski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Zherdeevskoe office #3826	134 Pervomayskaya Street, Zherdeevka	7707083893	40702810261030100170	046850649	30101810800000000649	current account
Tambovski subsidiary of JSC CenterTelecom Inzhavinski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Uvarovskoe office #3912	Building 29, township 4, Uvarov	7707083893	40702810761220103076	046850649	30101810800000000649	current account
Tambovski	Joint-Stock	SAVING	19 Vavilova	Uvarovskoe office	Building 29,	7707083893	40702810061220103077	046850649	30101810800000000649	current

subsidiary of JSC CenterTelecom Inzhavinski TC	Commercial Saving Bank of RF Public Joint-Stock Company	BANK OF RUSSIA (OAO)	Street, Moscow, 117997, Russia	#3912	township 4, Uvarov					account
Tambovski subsidiary of JSC CenterTelecom Kirsanovski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kirsanovskoe office #3840	23 Sovetskaya Street, Kirsanov	7707083893	40702810961060000207	046850649	30101810800000000649	current account
Tambovski subsidiary of JSC CenterTelecom Kirsanovski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kirsanovskoe office #3840	23 Sovetskaya Street, Kirsanov	7707083893	40702810661060000206	046850649	30101810800000000649	current account
Tambovski subsidiary of JSC CenterTelecom Kotovski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kotovskoe office #6692	6 Svobody Street, Kotovsk	7707083893	40702810761270000242	046850649	30101810800000000649	current account
Tambovski subsidiary of JSC CenterTelecom Kotovski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kotovskoe office #6692	6 Svobody Street, Kotovsk	7707083893	40702810461270000241	046850649	30101810800000000649	current account
Tambovski subsidiary of JSC CenterTelecom/Michurinski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Michurinskoe office #141	56a Ukrainskaya Street, Michurinsk	7707083893	40702810961260100169	046850649	30101810800000000649	current account
Tambovski subsidiary of JSC CenterTelecom/Michurinski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Michurinskoe office #141	56a Ukrainskaya Street, Michurinsk	7707083893	40702810361260100170	046850649	30101810800000000649	current account
Tambovski subsidiary of JSC CenterTelecom/Morshanski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Morshanskoe office #3773	85 Internatsionalnaya Street, Morshansk	7707083893	40702810761080100387	046850649	30101810800000000649	foreign currency
Tambovski subsidiary of JSC CenterTelecom/Morshanski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Morshanskoe office #3773	85 Internatsionalnaya Street, Morshansk	7707083893	40702810061080100388	046850649	30101810800000000649	transit foreign currency
Tambovski subsidiary of JSC CenterTelecom/Pervomayski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Michurinskoe office #141	56a Ukrainskaya Street, Michurinsk	7707083893	40702810061260102070	046850649	30101810800000000649	special transit foreign currency
Tambovski subsidiary of JSC CenterTelecom/ Pervomayski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Michurinskoe office #141	56a Ukrainskaya Street, Michurinsk	7707083893	40702810661260102069	046850649	30101810800000000649	foreign currency
Tambovski subsidiary of JSC CenterTelecom/ Rasskazovski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Rasskazovskoe office #3884	20 Pushkana Street, Rasskazovo	7707083893	40702810861160100233	046850649	30101810800000000649	transit foreign currency
Tambovski subsidiary of JSC CenterTelecom/	Joint-Stock Commercial Saving Bank of RF Public	SAVING BANK OF RUSSIA	19 Vavilova Street, Moscow, 117997, Russia	Rasskazovskoe office #3884	20 Pushkana Street, Rasskazovo	7707083893	40702810161160100234	046850649	30101810800000000649	special transit foreign currency

Rasskazovski TC	Joint-Stock Company	(OAO)								
Tambovski subsidiary of JSC CenterTelecom/ Sosnovski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Morshanskoe office #3773	85 Internatsionalnaya Street, Morshansk	7707083893	40702810361080101605	046850649	30101810800000000649	foreign currency
Tambovski subsidiary of JSC CenterTelecom/ Sosnovski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Morshanskoe office #3773	85 Internatsionalnaya Street, Morshansk	7707083893	40702810061080101604	046850649	30101810800000000649	transit foreign currency
Tambovski subsidiary of JSC CenterTelecom/ Uvarovski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Uvarovskoe office #3912	Building 29, township 4, Uvarov	7707083893	40702810761220100215	046850649	30101810800000000649	special transit foreign currency
Tambovski subsidiary of JSC CenterTelecom/ Uvarovski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Uvarovskoe office #3912	Building 29, township 4, Uvarov	7707083893	40702810061220100216	046850649	30101810800000000649	current account
Tambovski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702840361000100151	046850649	30101810800000000649	current account
Tambovski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702840061000200157	046850649	30101810800000000649	current account
Tambovski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702840661000300127	046850649	30101810800000000649	current account
Tambovski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702978261000100026	046850649	30101810800000000649	current account
Tambovski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702978861000200025	046850649	30101810800000000649	current account
Tambovski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702978161000300023	046850649	30101810800000000649	current account
Tambovski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF Public	SAVING BANK OF RUSSIA	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow,	7707083893	40702810740020101026	044525225	30101810400000000225	current account

	Joint-Stock Company	(OAO)			109544, Russia					
Tambovski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	45207810761000000129	046850649	30101810800000000649	current account
Tverskoy subsidiary of JSC CenterTelecom										
Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Tverskoy subsidiary of JSC CeterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607	8 Trekhsvyatskaya Street, Tver, 170000, Russia	7707083893	40702810663070101802	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CeterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607	8 Trekhsvyatskaya Street, Tver, 170000, Russia	7707083893	40702810963070101803	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Bezhetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810463210100449	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Bezhetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810863210100450	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Bezhetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810463210100643	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Bezhetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810763210100644	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Bezhetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810963210100457	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Bezhetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810263210100458	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Bezhetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810863210100641	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC	Joint-Stock Saving Bank of the Russian	SAVING BANK OF RUSSIA	19 Vavilova Street, Moscow,	Tverskoe branch # 8607 Bezhetskoe	21-a Sadovaya Street, Bezhetsk,	7707083893	40702810163210100642	042809679	30101810700000000679	current account

CenterTelecom Bezhetski TC	Federation (Public JSC)	(OAO)	117997, Russia	office #1558	Tver region, 171950, Russia				
Tverskoy subsidiary of JSC CenterTelecom Nelidovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Nelidovskoe office #5624	6 Panfilova Street, Nelidovo, Tver region, 172500, Russia	7707083893	40702810763110100278	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Nelidovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Nelidovskoe office #5624	6 Panfilova Street, Nelidovo, Tver region, 172500, Russia	7707083893	40702810063110100279	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Nelidovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Nelidovskoe office #5624	6 Panfilova Street, Nelidovo, Tver region, 172500, Russia	7707083893	40702810563110100339	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Nelidovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Nelidovskoe office #5624	6 Panfilova Street, Nelidovo, Tver region, 172500, Russia	7707083893	40702810963110100340	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Nelidovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Zapadnodvinskoe office #5639	32 Lenina Street, Zapadnaya Dvina, Tver region, 172610, Russia	7707083893	40702810263150100178	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Nelidovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Zapadnodvinskoe office #5639	32 Lenina Street, Zapadnaya Dvina, Tver region, 172610, Russia	7707083893	40702810563150100179	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Rzhevski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Rzhevskoe office #1559	8 Gratsinskogo Street, Rzhev, Tver region, 172350, Russia	7707083893	40702810163220100784	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Rzhevski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Rzhevskoe office #1559	8 Gratsinskogo Street, Rzhev, Tver region, 172350, Russia	7707083893	40702810463220100785	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Rzhevski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Nelidovskoe office #5624	6 Panfilova Street, Nelidovo, Tver region, 172500, Russia	7707083893	40702810463110104095	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Rzhevski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Nelidovskoe office #5624	6 Panfilova Street, Nelidovo, Tver region, 172500, Russia	7707083893	40702810763110104096	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Rzhevski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Rzhevskoe office #1559	8 Gratsinskogo Street, Rzhev, Tver region, 172350, Russia	7707083893	40702810163220108786	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Rzhevski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Rzhevskoe office #1559	8 Gratsinskogo Street, Rzhev, Tver region, 172350, Russia	7707083893	40702810463220108787	042809679	30101810700000000679	current account

Tverskoy subsidiary of JSC CenterTelecom Vyshnevolotski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Vyshevolotskoe office #2593	18 Siversova Street, Vyshni Volochek, Tver region, 171110, Russia	7707083893	40702810463310100611	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Vyshnevolotski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Vyshevolotskoe office #2593	18 Siversova Street, Vyshni Volochek, Tver region, 171110, Russia	7707083893	40702810063310100613	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Vyshnevolotski TC	Commercial Stock bank Tver (Public JSC)	ACB Tver (OAO)	6 Tverskoy Prospekt, Tver, 170000, Russia	Add. office of ACB Tver (OAO) - Vyshni Volochek	41 Ekaterininskaya Street, Vyshni Volochek, Tver region, 171110, Russia	6905011218	40702810400080000016	042809706	30101810000000000706	current account
Tverskoy subsidiary of JSC CenterTelecom Vyshnevolotski TC	Commercial Stock bank Tver (Public JSC)	ACB Tver (OAO)	6 Tverskoy Prospekt, Tver, 170000, Russia	Add. office of ACB Tver (OAO) - Vyshni Volochek	41 Ekaterininskaya Street, Vyshni Volochek, Tver region, 171110, Russia	6905011218	40702810700080000017	042809706	30101810000000000706	current account
Tverskoy subsidiary of JSC CenterTelecom Vyshnevolotski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bologovskoe office #1921	6 Lenina Street, Bologoe, Tver region, 171060, Russia	7707083893	40702810463100100229	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Vyshnevolotski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bologovskoe office #1921	6 Lenina Street, Bologoe, Tver region, 171060, Russia	7707083893	40702810863100100230	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Vyshnevolotski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Vyshevolotskoe office #2593	18 Siversova Street, Vyshni Volochek, Tver region, 171110, Russia	7707083893	40702810263310120037	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Kashinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Kashinskoe office #2680	6 Lunacharskogo Street, Kashin, Tver region, 171640, Russia	7707083893	40702810963250100239	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Kashinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Kashinskoe office #2680	6 Lunacharskogo Street, Kashin, Tver region, 171640, Russia	7707083893	40702810363250100240	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Kashinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch #8607 Kalyazinskoe office #2657	38/15 Cominterna Street, Kalyazin, Tver region, 171550, Russia	7707083893	40702810163200100241	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Kashinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch #8607 Kalyazinskoe office #2657	38/15 Cominterna Street, Kalyazin, Tver region, 171550, Russia	7707083893	40702810463200100242	042809679	30101810700000000679	current account
Tverskoy	Joint-Stock Saving	SAVING BANK	19 Vavilova	Tverskoe branch #	6 Lunacharskogo	7707083893	40702810163250155107	042809679	30101810700000000679	current

subsidiary of JSC CenterTelecom Kashinski TC	Bank of the Russian Federation (Public JSC)	OF RUSSIA (OAO)	Street, Moscow, 117997, Russia	8607 Kashinskoe office #2680	Street, Kashin, Tver region, 171640, Russia					account
Tverskoy subsidiary of JSC CenterTelecom Kashinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Kashinskoe office #2680	6 Lunacharskogo Street, Kashin, Tver region, 171640, Russia	7707083893	40702810463250155108	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Kimrski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Kimrskoe office #7505	9/11 Troitskaya Street, Kimry, Tver region, 170000, Russia	7707083893	40702810063060100358	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Kimrski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Kimrskoe office #7505	9/11 Troitskaya Street, Kimry, Tver region, 170000, Russia	7707083893	40702810363060100359	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Kimrski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607	8 Trekhsvyatskaya Street, Tver, 170000, Russia	7707083893	40702810263070150046	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Kimrski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607	8 Trekhsvyatskaya Street, Tver, 170000, Russia	7707083893	40702810563070150047	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Ostashkovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Ostashkovskoe office #5640	19-a Leninski per., Ostashkov, Tver region, b72730, Russia	7707083893	40702810963160100468	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Ostashkovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Ostashkovskoe office #5640	19-a Leninski per., Ostashkov, Tver region, 172730, Russia	7707083893	40702810963160100471	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Ostashkovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Torzhokskoe office #2596	5 9th of January Square, Torzhok, Tver region, 172060, Russia	7707083893	40702810963320100347	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Ostashkovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Ostashkovskoe office #5640	19-a Leninski per., Ostashkov, Tver region, 172730, Russia	7707083893	40702810963160100470	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Ostashkovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Ostashkovskoe office #5640	19-a Leninski per., Ostashkov, Tver region, 172730, Russia	7707083893	40702810963160100469	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Torzhokski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Torzhokskoe office #2596	5 9th of January Square, Torzhok, Tver region, 172060, Russia	7707083893	40702810963320100350	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC	Joint-Stock Saving Bank of the Russian	SAVING BANK OF RUSSIA	19 Vavilova Street, Moscow,	Tverskoe branch # 8607 Torzhokskoe	5 9th of January Square, Torzhok,	7707083893	40702810563320100349	042809679	30101810700000000679	current account

CenterTelecom Torzhokski TC	Federation (Public JSC)	(OAO)	117997, Russia	office #2596	Tver region, 172060, Russia					
Tverskoy subsidiary of JSC CenterTelecom Torzhokski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Vyshevolotskoe office #2593	18 Siversova Street, Vyshni Volochek, Tver region, 171110, Russia	7707083893	40702810563310130057	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Torzhokski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Vyshevolotskoe office #2593	18 Siversova Street, Vyshni Volochek, Tver region, 171110, Russia	7707083893	40702810863310130058	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Torzhokski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607	8 Trekhsvyatskaya Street, Tver, 170000, Russia	7707083893	40702810763070160057	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Torzhokski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607	8 Trekhsvyatskaya Street, Tver, 170000, Russia	7707083893	40702810063070160058	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Krasnokholmski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810763210100453	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Krasnokholmski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810063210100454	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Krasnokholmski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810363210100455	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Krasnokholmski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810663210100456	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Krasnokholmski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810163210100451	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Krasnokholmski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810463210100452	042809679	30101810700000000679	current account

Tverskoy subsidiary of JSC CenterTelecom Krasnokholmski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810063210100548	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Krasnokholmski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810363210100549	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Toropetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Toropetskoe office #5644	7 Nekrasova Street, Toropets, Tver region, 172840, Russia	7707083893	40702810563170100227	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Toropetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Toropetskoe office #5644	7 Nekrasova Street, Toropets, Tver region, 172840, Russia	7707083893	40702810863170100228	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Toropetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Zapadnodvinskoe office #5639	32 Lenina Street, Zapadnaya Dvina, Tver region, 172610, Russia	7707083893	40702810963150100180	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Toropetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Zapadnodvinskoe office #5639	32 Lenina Street, Zapadnaya Dvina, Tver region, 172610, Russia	7707083893	40702810263150100181	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Toropetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Andreapolskoe office #5644/045	17 O.Stibel Street, Andreapol, Tver region, 172800, Russia	7707083893	40702810563170100230	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Toropetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Andreapolskoe office #5644/045	17 O.Stibel Street, Andreapol, Tver region, 172800, Russia	7707083893	40702810863170100231	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Udomel'ski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Udomelskoe office #2601	2 Energetikov Prospekt, Udomlya, Tver region, 171841, Russia	7707083893	40702810563040100331	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Udomel'ski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Udomelskoe office #2601	2 Energetikov Prospekt, Udomlya, Tver region, 171841, Russia	7707083893	40702810863040100332	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank ROSBANK (Public JSC)	ACB ROSBANK (OAO)	11 Mashi Poryvaevoy Street, Moscow, 107078, Russia	ACB ROSBANK	11 Mashi Poryvaevoy Street, Moscow, 107078, Russia	7730060164	40702810000000011993	044525256	30101810000000000256	current account
Tverskoy subsidiary of JSC	Commercial Stock bank Tver (Public	ACB Tver (OAO)	6 Tverskoy Prospekt, Tver,	ACB Tver (OAO)	6 Tverskoy Prospekt, Tver,	6905011218	40702810600000003152	042809706	30101810000000000706	current account

CenterTelecom	JSC)		170000, Russia		170000, Russia					
Tverskoy subsidiary of JSC CenterTelecom	Public JSC Uralo-Sibirski Bank, Ufa city	OAO UralSib	41 Revolutsionnaya Street, Ufa-center, 450000, Russia	OAO UralSib	22 Volodarskokgo Street, ver, 170000, Russia	0274062111	40702810593000000339	042809918	30101810700000000918	current account
Tverskoy subsidiary of JSC CenterTelecom	Private Joint-Stock Company Raiffeisenbank Austria, Moscow	ZAO Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	ZAO Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	7744000302	40702810800001401658	044525700	30101810200000000700	current account
Tverskoy subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607	8 Trekhsvyatskaya Street, Tver, 170000, Russia	7707083893	45206810063070000185	042809679	30101810700000000679	loan
Tverskoy subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607	8 Trekhsvyatskaya Street, Tver, 170000, Russia	7707083893	40702840663070100239	042809679	30101810700000000679	foreign currency, current account
Tverskoy subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607	8 Trekhsvyatskaya Street, Tver, 170000, Russia	7707083893	40702840563070200239	042809679	30101810700000000679	foreign currency transit
Tverskoy subsidiary of JSC CenterTelecom	Private Joint-Stock Company Raiffeisenbank Austria, Moscow	ZAO Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	ZAO Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	7744000302	40702392700001401658	044525700	30101810200000000700	foreign currency, current account
Tverskoy subsidiary of JSC CenterTelecom	Private Joint-Stock Company Raiffeisenbank Austria, Moscow	ZAO Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	ZAO Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	7744000302	40702392400000401658	044525700	30101810200000000700	foreign currency transit
Tverskoy subsidiary of JSC CenterTelecom	Private Joint-Stock Company Raiffeisenbank Austria, Moscow	ZAO Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	ZAO Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	7744000302	45208392853601200113	044525700	30101810200000000700	foreign currency loan
Tverskoy subsidiary of JSC CenterTelecom	Public Joint-Stock Company Uralo-Sibirski bank, the of Ufa	OAO UralSib	41 Revolutsionnaya Street, Ufa-Center, 450000, Russia	Branch of OAO UralSib	22 Volodarskogo Street, Tver, 170000, Russia	0274062111	45206810193000000247	042809918	30101810700000000918	foreign currency, loan

Tulski subsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Tulski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tulskoe branch # 8604	1 Chelyuskintsev Street, Tula, 300000, Russia	7707083893	40702810166020101427	047003608	30101810300000000608	current account
Tulski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tulskoe branch # 8604	1 Chelyuskintsev Street, Tula, 300000, Russia	7707083893	40702810466020101428	047003608	30101810300000000608	current account

	Federation (Public Joint-Stock Company)									
Tulski subsidiary/ Tulski subsidiary service	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tulskoe branch # 8604	1 Chelyuskintsev Street, Tula, 300000, Russia	7707083893	40702810766020101429	047003608	30101810300000000608	current account
Tulski subsidiary/ Tula regional operating and maintenance telecommunications center	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tulskoe branch # 8604	1 Chelyuskintsev Street, Tula, 300000, Russia	7707083893	40702810166020101430	047003608	30101810300000000608	current account
Tulski subsidiary/ Tula city telephone and telegraph exchange	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tulskoe branch # 8604	1 Chelyuskintsev Street, Tula, 300000, Russia	7707083893	40702810466020101431	047003608	30101810300000000608	current account
Tulski subsidiary/ Tula city telephone network	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tulskoe branch # 8604	1 Chelyuskintsev Street, Tula, 300000, Russia	7707083893	40702810766020101432	047003608	30101810300000000608	current account
Tulski subsidiary/ Leninski local telecommunications center (LTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tulskoe branch # 8604	1 Chelyuskintsev Street, Tula, 300000, Russia	7707083893	40702810266020150132	047003608	30101810300000000608	current account
Tulski subsidiary/ Leninski LTC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Tulskoe branch # 8604	1 Chelyuskintsev Street, Tula, 300000, Russia	7707083893	40702810566020150133	047003608	30101810300000000608	current account
Tulski subsidiary/ Aleksinski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Aleksinskoe branch #2631	9 Pakhomova Street, Aleksin, Tula region, 301361, Russia	7707083893	40702810766070101220	047003608	30101810300000000608	current account
Tulski subsidiary/ Aleksinski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Aleksinskoe branch #2631	9 Pakhomova Street, Aleksin, Tula region, 301361, Russia	7707083893	40702810366070101219	047003608	30101810300000000608	current account

	Company)									
Tulski subsidiary/ Novomoskovski LTC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Novomoskovskoe branch # 2697	16/8 Shakhterov Street, Novomoskovsk, Tula region, 301650, Russia	7707083893	40702810166210102032	047003608	30101810300000000608	current account
Tulski subsidiary/ Novomoskovski LTC	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Novomoskovski subsidiary of CB GUTA-BANK (Private JSC)	34/25 Komsomolskaya Street, Novomoskovsk, Tula region, 301650, Russia	7710353606	40702810200450000508	047054772	30101810500000000772	current account
Tulski subsidiary/ Novomoskovski LTC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Novomoskovskoe branch # 2697	16/8 Shakhterov Street, Novomoskovsk, Tula region, 301650, Russia	7707083893	40702810466210102033	047003608	30101810300000000608	current account
Tulski subsidiary/ Suvorovski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Suvorovskoe branch # 7035	1-v Tulskaya Street, Suvorov, Tual region, 301430, Russia	7707083893	40702810866100100172	047003608	30101810300000000608	current account
Tulski subsidiary/ Suvorovski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Suvorovskoe branch # 7035	1-v Tulskaya Street, Suvorov, Tual region, 301430, Russia	7707083893	40702810566100100171	047003608	30101810300000000608	current account
Tulski subsidiary/ Donskoy area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Novomoskovskoe branch # 2697	16/8 Shakhterov Street, Novomoskovsk, Tula region, 301650, Russia	7707083893	40702810966210110208	047003608	30101810300000000608	current account
Tulski subsidiary/ Donskoy area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Novomoskovskoe branch # 2697	16/8 Shakhterov Street, Novomoskovsk, Tula region, 301650, Russia	7707083893	40702810666210110207	047003608	30101810300000000608	current account
Tulski subsidiary/ Donskoy area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Novomoskovskoe branch # 2697	16/8 Shakhterov Street, Novomoskovsk, Tula region, 301650, Russia	7707083893	40702810266210114276	047003608	30101810300000000608	current account
Tulski subsidiary/	Joint-Stock	SAVING BANK	19 Vavilova	Novomoskovskoe	16/8 Shakhterov	7707083893	40702810366210112220	047003608	30101810300000000608	current

Donskoy area TC	Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	OF RUSSIA (OAO)	Street, Moscow, 117997, Russia	branch # 2697	Street, Novomoskovsk, Tula region, 301650, Russia					account
Tulski subsidiary/ Efremovski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Efremovskoe branch # 2639	25 Slovak Rebellion Street, Efremov, Tula region, 301840, Russia	7707083893	40702810666120100420	047003608	30101810300000000608	current account
Tulski subsidiary/ Efremovski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Efremovskoe branch # 2639	25 Slovak Rebellion Street, Efremov, Tula region, 301840, Russia	7707083893	40702810966120100421	047003608	30101810300000000608	current account
Tulski subsidiary/ Uzlovski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Uzlovskoe branch # 2652	34 Tregubova Street, Uzlovaya, Tula region, 301600, Russia	7707083893	40702810666170100289	047003608	30101810300000000608	current account
Tulski subsidiary/ Uzlovski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Uzlovskoe branch # 2652	34 Tregubova Street, Uzlovaya, Tula region, 301600, Russia	7707083893	40702810366170100288	047003608	30101810300000000608	current account
Tulski subsidiary/ Schekinski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Efremovskoe branch # 2639	25 Slovak Rebellion Street, Efremov, Tula region, 301840, Russia	7707083893	40702810266120100422	047003608	30101810300000000608	current account
Tulski subsidiary/ Schekinski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Schekinskoe branch # 2655	1 Lenina Square, Schekino, Tula region, 301240, Russia	7707083893	40702810166190100581	047003608	30101810300000000608	current account
Tulski subsidiary/ Schekinski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Schekinskoe branch # 2655	1 Lenina Square, Schekino, Tula region, 301240, Russia	7707083893	40702810766190100583	047003608	30101810300000000608	current account
Tulski subsidiary/ Schekinski area TC	Joint-Stock Commercial Saving Bank of the Russian	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Schekinskoe branch # 2655	1 Lenina Square, Schekino, Tula region, 301240,	7707083893	40702810066190100584	047003608	30101810300000000608	current account

	Federation (Public Joint-Stock Company)				Russia					
Tulski subsidiary/ Schekinski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Schekinskoe branch # 2655	1 Lenina Square, Schekino, Tula region, 301240, Russia	7707083893	40702810466190100582	047003608	30101810300000000608	current account
Tulski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	Tulski subsidiary of ACB Promsvyazbank (ZAO)	36 Oktyabrskaya Street, Tula, 300002, Russia	7744000912	40702810400000011701	047003783	30101810500000000783	current account
Tulski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	Tulski subsidiary of ACB Promsvyazbank (ZAO)	36 Oktyabrskaya Street, Tula, 300002, Russia	7744000912	40702810400000012001	047003783	30101810500000000783	current account
Tulski subsidiary of JSC CenterTelecom	Bank for Foreign Trade (Public JSC)	OAO Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Branch of JSC Vneshtorgbank in Tula city	134 Leo Tolstoy Street, Tula, 300034, Russia	7702070139	40702810015000000637	047003794	30101810900000000794	current account
Tulski subsidiary of JSC CenterTelecom	Bank for Foreign Trade (Public JSC)	OAO Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Branch of JSC Vneshtorgbank in Tula city	134 Leo Tolstoy Street, Tula, 300034, Russia	7702070139	40702810315000000638	047003794	30101810900000000794	current account
Tulski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810300120612301	044583119	30101810600000000119	current account
Tulski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810500120612334	044583119	30101810600000000119	current account
Tulski subsidiary/ Tula regional operating and maintenance telecommunications center	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	Tulski subsidiary of ACB Promsvyazbank (ZAO)	36 Oktyabrskaya Street, Tula, 300002, Russia	7744000912	40702810500000013201	047003783	30101810500000000783	current account
Tulski subsidiary/ Tula city telephone and telegraph exchange	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	Tulski subsidiary of ACB Promsvyazbank (ZAO)	36 Oktyabrskaya Street, Tula, 300002, Russia	7744000912	40702810700000013001	047003783	30101810500000000783	current account
Tulski subsidiary/ Tula city telephone network	Joint-Stock Commercial Bank Promsvyazbank	ACB Promsvyazbank (ZAO),	10 Smirnovskaya Street, building 22, Moscow,	Tulski subsidiary of ACB Promsvyazbank	36 Oktyabrskaya Street, Tula, 300002, Russia	7744000912	40702810600000013101	047003783	30101810500000000783	current account

	(Private Joint-Stock Company)	Moscow	109052, Russia	(ZAO)						
Tulski subsidiary/ Tulski subsidiary service	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	Tulski subsidiary of ACB Promsvyazbank (ZAO)	36 Oktyabrskaya Street, Tula, 300002, Russia	7744000912	40702810400000013301	047003783	30101810500000000783	current account
Tulski subsidiary of JSC CenterTelecom	Bank for Foreign Trade (Public JSC)	OAO Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Branch of JSC Vneshtorgbank in Tula city	134 Leo Tolstoy Street, Tula, 300034, Russia	7702070139	40702978015000000016	047003794	30101810900000000794	foreign currency
Tulski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	Tulski subsidiary of ACB Promsvyazbank (ZAO)	36 Oktyabrskaya Street, Tula, 300002, Russia	7744000912	40702840000001012001	047003783	30101810500000000783	current account in foreign currency
Tulski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	Tulski subsidiary of ACB Promsvyazbank (ZAO)	36 Oktyabrskaya Street, Tula, 300002, Russia	7744000912	40702840300002012001	047003783	30101810500000000783	transit foreign currency
Tulski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	Tulski subsidiary of ACB Promsvyazbank (ZAO)	36 Oktyabrskaya Street, Tula, 300002, Russia	7744000912	40702978300002012001	047003783	30101810500000000783	transit foreign currency
Tulski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	Tulski subsidiary of ACB Promsvyazbank (ZAO)	36 Oktyabrskaya Street, Tula, 300002, Russia	7744000912	40702978600001012001	047003783	30101810500000000783	special transit foreign currency
Tulski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702840600120612301	044583119	30101810600000000119	current account in foreign currency
Tulski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702840900121612301	044583119	30101810600000000119	transit foreign currency
Tulski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702840200122612301	044583119	30101810600000000119	special transit foreign currency
Tulski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702978200120612301	044583119	30101810600000000119	current account in foreign currency

	Company)									
Tulski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702978500121612301	044583119	30101810600000000119	transit foreign currency

Yaroslavski subsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Directorate of Yaroslavski subsidiary of JSC CenterTelecom	Inter-regional Commercial bank for development of telecommunications and information (Public Joint-Stock Company)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyazbank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810300200000770	047888711	30101810100000000711	debit
Directorate of Yaroslavski subsidiary of JSC CenterTelecom	Inter-regional Commercial bank for development of telecommunications and information (Public Joint-Stock Company)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyazbank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810400200010770	047888711	30101810100000000711	debit
Directorate of Yaroslavski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Yaroslavski Branch of ACB Promsvyazbank	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810700000001103	047888707	30101810800000000707	debit
Directorate of Yaroslavski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Yaroslavski Branch of ACB Promsvyazbank	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810400000001102	047888707	30101810800000000707	debit
Directorate of Yaroslavski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Severny (Northern) Bank of SB of RF, Yaroslavl	8 Oktyabrya pr., Yaroslavl, Russia	7707083893	40702810677020102653	047888670	30101810500000000670	debit
Directorate of Yaroslavski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Severny (Northern) Bank of SB of RF, Yaroslavl	8 Oktyabrya pr., Yaroslavl, Russia	7707083893	40702810377020102652	047888670	30101810500000000670	debit
Directorate of Yaroslavski subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyazbank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702840900201000770	047888711	30101810100000000711	current account in USD

Directorate of Yaroslavski subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyazbank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702978500201000770	047888711	30101810100000000711	current account in Euro
Directorate of Yaroslavski subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyazbank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702978800202000770	047888711	30101810100000000711	transit foreign currency in Euro
Directorate of Yaroslavski subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyazbank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702978100203000770	047888711	30101810100000000711	special transit foreign currency account in Euro
Directorate of Yaroslavski subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyazbank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702840500203000770	047888711	30101810100000000711	special transit foreign currency account in USD
Directorate of Yaroslavski subsidiary of JSC CenterTelecom	Inter-regional Commercial bank for development of telecommunications and information (Public Joint-Stock Company)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyazbank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702840200202000770	047888711	30101810100000000711	transit foreign currency account in USD
Yaroslavski subsidiary - SP TTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyazbank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810200200000773	047888711	30101810100000000711	debit
Yaroslavski subsidiary - SP TTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyazbank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810300200010773	047888711	30101810100000000711	debit
Yaroslavski subsidiary - SP TTC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Yaroslavski Branch of ACB Promsvyazbank	16 Respublikanskaya Street, Yaroslavl, 150003, Russia	7744000912	40702810900000009701	047888707	30101810800000000707	debit
Yaroslavski subsidiary - SP	Joint-Stock Commercial Bank	ACB Promsvyazbank	10 Smirnovskaya Street, Building 22,	Yaroslavski Branch of ACB	16 Respublikanskaya	7744000912	40702810200000009702	047888708	30101810800000000707	debit

TTC	Promsvyazbank (Private Joint-Stock Company)	(ZAO)	Moscow, 109052, Russia	Promsvyazbank	Street, Yaroslavl, 150003, Russia					
Yaroslavski subsidiary - SP Rostov MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	SAVING BANK OF RUSSIA (OAO) (OAO) Rostovskoe office 2525	36-a 1st township, Rostov, Yaroslavl region	7707083893	40702810077110100505	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP Rostov MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	SAVING BANK OF RUSSIA (OAO) (OAO) Rostovskoe office 2525	36-a 1st township, Rostov, Yaroslavl region	7707083893	40702810377110100506	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP Rybinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Rybinski branch #1576	47/49 Volzhskaya Embankment, Rybinsk	7707083893	40702810177190102410	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP Rybinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Rybinski branch #1576	47/49 Volzhskaya Embankment, Rybinsk	7707083893	40702810177190102411	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP Rybinski TC	Inter-regional Commercial bank for development of telecommunications and information (Public Joint-Stock Company)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyaz-bank (add. office in Rybinsk), Yaroslavl	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810001200010218	047888711	30101810500000000670	debit
Yaroslavski subsidiary - SP Rybinski TC	Inter-regional Commercial bank for development of telecommunications and information (Public Joint-Stock Company)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyaz-bank (add. office in Rybinsk), Yaroslavl	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810901200000218	047888711	30101810500000000670	debit
Yaroslavski subsidiary - SP Pereyaslavski TC	Severny bank of the Saving Bank of Russia	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Pereyaslavskoe office #7443	2 Mendeleeva Street, Pereyaslavl	7707083893	40702810277180100733	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP Pereyaslavski TC	Severny bank of the Saving Bank of Russia	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Pereyaslavskoe office #7443	2 Mendeleeva Street, Pereyaslavl	7707083893	40702810577180100734	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP Yartelecom service	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Yaroslavski Branch of ACB Promsvyazbank	3-a Respubl. proezd, Yaroslavl, 150003, Russia	7744000912	40702810500000008801	047888707	30101810800000000707	debit
Yaroslavski subsidiary - SP Yartelecom service	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Yaroslavski branch of ACB Promsvyazbank	3-a Respubl. proezd, Yaroslavl, 150003, Russia	7744000912	40702810800000008802	047888707	30101810800000000707	debit
Yaroslavski	Inter-regional	ICB Svyz-bank	7 Tverskaya	Yaroslavski branch	18 Svobody Street,	7710301140	40702810700200010771	047888711	30101810100000000711	debit

subsidiary - SP Yartelecom service	commercial bank for development of telecommunications and information (Public JSC)	(OAO)	Street, Moscow, 125375, Russia	of ACB Svyaz-bank	Yaroslavl, 150000, Russia					
Yaroslavski subsidiary - SP Yartelecom service	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyaz-bank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810600200000771	047888711	30101810100000000711	debit
Yaroslavski subsidiary - SP Yartelecom service	Severny Bank of SB of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Branch of AC SB of RF	57/17 Saltykova-Schedrina Street, Yaroslavl, 150014, Russia	7707083893	40702810677030101738	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP Yartelecom service	Severny Bank of SB of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	town office # 17	57/17 Saltykova-Schedrina Street, Yaroslavl, 150014, Russia	7707083893	40702810977030101739	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP Uglicheski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Uglicheskoe office #2531 of Severny Bank of SB of RF	9 Mirny township, Uglich, Yaroslavl, 152610, Russia	7707083893	40702810377160100239	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP Uglicheski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Uglicheskoe office #2531 of Severny Bank of SB of RF	9 Mirny township, Uglich, Yaroslavl, 152610, Russia	7707083893	40702810077160100241	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP YarOMTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Severny bank of SB of RF	8 Oktyabrya Pr., Yaroslavl, Russia	7707083893	40702810077020102648	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP YarOMTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyaz-bank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810000200010772	047888711	30101810100000000711	debit
Yaroslavski subsidiary - SP YarOMTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyaz-bank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810900200000772	047888711	30101810100000000711	debit
Yaroslavski subsidiary - SP YarOMTC, Danilovski MO Linear Plant 2	Severny (Northern) Bank of SB of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Danilovskoe office #2518	43/12 Volodarskogo Street, Danilov	7707083893	40702810477050100126	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP	Severny Bank of SB of RF	SAVING BANK OF RUSSIA	19 Vavilova Street, Moscow, 117997,	Danilovskoe office #2518	43/12 Volodarskogo	7707083893	40702810777050100127	047888670	30101810500000000670	debit

YarOMTC, Danilovski MO Linear Plant 2		(OAO)	Russia		Street, Danilov					
Yaroslavski subsidiary - SP YarOMTC, Nekrasovski MO Linear Plant 3	Severny Bank of SB of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Yaroslavskoe branch #6625	91 Svobody Street, Yaroslavl, Russia	7707083893	40702810677120107118	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP YarOMTC, Nekrasovski MO Linear Plant 3	Severny Bank of SB of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Yaroslavskoe branch #6625	91 Svobody Street, Yaroslavl, Russia	7707083893	40702810977120107119	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP YarOMTC Gavrilov-Yamski MO Linear Plant 5	Severny Bank of SB of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Yaroslavskoe branch #6625	91 Svobody Street, Yaroslavl, Russia	7707083893	40702810677120106122	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP YarOMTC Gavrilov-Yamski MO Linear Plant 5	Severny Bank of SB of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Yaroslavskoe branch #6625	91 Svobody Street, Yaroslavl, Russia	7707083893	40702810377120106121	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP YarOMTC Pervomayski MO Linear Plant 6	Severny Bank of SB of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Danilovskoe office #2518	43/12 Volodarskogo Street, Danilov	7707083893	40702810377050101034	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP YarOMTC, Pervomayski MO Linear Plant 6	Severny Bank of SB of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Danilovskoe office #2518	43/12 Volodarskogo Street, Danilov	7707083893	40702810077050101033	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP YarOMTC Lyubimski MO Linear Plant 67	Severny Bank of SB of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Danilovskoe office #2518	43/12 Volodarskogo Street, Danilov	7707083893	40702810277050002039	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP YarOMTC Lyubimski MO Linear Plant 67	Severny Bank of SB of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Danilovskoe office #2518	43/12 Volodarskogo Street, Danilov	7707083893	40702810677050002040	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP YarOMTC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Yaroslavski branch of ACB Promsvyazbank	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810100000009802	047888707	30101810800000000707	debit
Yaroslavski subsidiary - SP	Joint-Stock Commercial Bank	ACB Promsvyazbank	10 Smirnovskaya Street, Building 22,	57/17 Saltykova-Schedrina Street,	16 Respublikanski Pr., Yaroslavl,	7744000912	40702810100000009801	047888707	30101810800000000707	debit

YarOMTC	Promsvyazbank (Private Joint-Stock Company)	(ZAO)	Moscow, 109052, Russia	Yaroslavl, Russia	150003, Russia					
Yaroslavski subsidiary - SP Construction and Repair Service Stroitel	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch	18 Svobody Street, Yaroslavl, 150000, Russia	7627002546	40702810900200000769	047888711	30101810100000000711	debit
Yaroslavski subsidiary - SP Construction and Repair Service Stroitel	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch	18 Svobody Street, Yaroslavl, 150000, Russia	7627002546	40702810000200010769	047888711	30101810100000000711	debit
Yaroslavski subsidiary - SP Construction and Repair Service Stroitel	Severny Bank of the Saving Bank of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Town office #17	57/17 Saltykova-Schedrina Street, Yaroslavl, Russia	7707083893	40702810177030101720	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP Construction and Repair Service Stroitel	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Yaroslavski branch	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810900000011401	047888707	30101810800000000707	debit
Yaroslavski subsidiary - SP Construction and Repair Service Stroitel	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Yaroslavski branch	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810900000011402	047888708	30101810800000000707	debit
Yaroslavski subsidiary - SP CMTO	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyaz-bank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810600200000768	047888711	30101810100000000711	debit
Yaroslavski subsidiary - SP CMTO	Inter-regional Commercial bank for development of telecommunications and information (Public Joint-Stock Company)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyaz-bank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810700200010768	047888711	30101810100000000711	debit
Yaroslavski subsidiary - SP CMTO	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Yaroslavski branch of ACB Promsvyazbank	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810400000012502	047888707	30101810800000000707	debit
Yaroslavski subsidiary - SP	Joint-Stock Commercial Bank	ACB Promsvyazbank	10 Smirnovskaya Street, Building 22,	Yaroslavski branch of ACB	16 Respublikanski Pr., Yaroslavl,	7744000912	40702810100000012501	047888707	30101810800000000707	debit

CMTO	Promsvyazbank (Private Joint-Stock Company)	(ZAO)	Moscow, 109052, Russia	Promsvyazbank	150003, Russia					
Yaroslavski subsidiary - SP Rybinski ETC	Severny Bank of SB of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Rybinskoe office of Sb #1576	47/49 Volzhskaya Embankment, Rybinsk	7707083893	40702810177190101110	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP Rybinski ETC	Severny Bank of SB of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Rybinskoe office of Sb #1576	47/49 Volzhskaya Embankment, Rybinsk	7707083893	40702810477190101111	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP Rybinski OMC Linear Plant #2 Poshekhonye	Severny Bank of SB of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Rybinskoe office of Sb #1576	7 Svobody Street, Poshekhonie	7707083893	40702810977190109105	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP Rybinski OMC Linear Plant #2 Poshekhonye	Severny Bank of SB of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Rybinskoe office of Sb #1576	7 Svobody Street, Poshekhonie	7707083893	40702810677190109104	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP Rybinski OMC Linear Plant #3 Nekouz	Severny Bank of SB of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Uglichskoe office of SB #2532	50 Sovetskaya Street, N. Nekouz	7707083893	40702810177150100054	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP Rybinski OMC Linear Plant #3 Nekouz	Severny Bank of SB of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Uglichskoe office of SB #2532	50 Sovetskaya Street, N. Nekouz	7707083893	40702810877150100053	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP Rybinski OMC Linear Plant #4 Myshkin	Severny Bank of SB of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Uglichskoe office of SB #2532	53 Karl Liebknecht Street, Myshkin	7707083893	40702810777150110033	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP Rybinski OMC Linear Plant #4 Myshkin	Severny Bank of SB of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Uglichskoe office of SB #2532	53 Karl Liebknecht Street, Myshkin	7707083893	40702810077150110034	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP Rybinski OMC Linear Plant #4 Breytovo	Severny Bank of SB of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Uglichskoe office of SB #2532	28 Respublikanskaya Street, Breytovo	7707083893	40702810277150120028	047888670	30101810500000000670	debit
Yaroslavski subsidiary - SP Rybinski OMC Linear Plant #4 Breytovo	Severny Bank of SB of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Uglichskoe office of SB #2532	28 Respublikanskaya Street, Breytovo	7707083893	40702810577150120029	047888670	30101810500000000670	debit
Yaroslavski	Severny Bank of SB	SAVING BANK	19 Vavilova Street,	Town office #17	57-17 Saltykova-	7707083893	40702810577030160303	047888670	30101810500000000670	debit

subsidiary - SP Tutaevski MTC	of RF	OF RUSSIA (OAO)	Moscow, 117997, Russia		Schedrina Street, Yaroslavl, Russia					
Yaroslavski subsidiary - SP Tutaevski MTC	Severny Bank of SB of RF	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Town office #17	57-17 Saltykova-Schedrina Street, Yaroslavl, Russia	7707083893	40702810877030160304	047888670	30101810500000000670	debit
Directorate of Yaroslavski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810300120612369	044583119	30101810600000000119	расходный
Directorate of Yaroslavski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810700120612370	044583119	30101810600000000119	расходный

1.3 Auditor of the Company

Full corporate name of the auditor: ***Private Joint-Stock Company Ernst&Young Vneshaudit***
Abbreviated name: ***ZAO Ernst&Young Vneshaudit***
Location: ***20/12 Podsosenski Pereulok, building 1-1A, Moscow, 103062, Russia***
INN: *7717025097*
Mailing address: ***20/12 Podsosenski Pereulok, building 1-1A, Moscow, 103062, Russia***
Telephone: *7 (+7 095) 705 9292* Fax: *7 (+7 095) 705 9293*
e-mail: ***vadim.balashov@ru.eyi.com***

The auditor license:
License No: ***E003246***
Date of issue: ***January 17, 2003***
Valid till: ***January 17, 2008***
License issuing body: ***Ministry of Finance of the Russian Federation***
Fiscal years for which the auditor carried out an independent audit of accounts and financial (accounting) statements: 2002, 2003.
The annual general meeting of shareholders approved ZAO Ernst&Young Vneshaudit as the auditor for 2004.
There were no special assignments for the auditor.

The Company auditor is a legal entity independent from JSC CenterTelecom.
Selection of the auditor:
The auditor is elected by a general meeting of shareholders of the Company. A shareholder (shareholders) owing on aggregate at least 2 per cent of voting shares of the Company is entitled to put issues on agenda of an annual general meeting of shareholders and propose nominees for governing and control bodies of the Company.

Terms and conditions of a contract entered into with the auditor, including compensation package for its services, shall be approved by the Board of Directors of the Company.

For 9 months of 2004 the Company entered into contracts with audit company ***Ernst&Young Vneshaudit*** to provide consultancy and information services according to IAS and to provide an independent auditor report on accounts according to the Russian accounting standards. The cost of services to be provided by audit companies was specified in the relevant contract.

The auditor (officers of the auditor) has no interest in the charter capital of the issuer. No loans were granted to the auditor (officers of the auditor) for 9 months of 2004.

As on September 30, 2004 there were no overdue debt regarding accounts settlement with ZAO Ernst&Young Vneshaudit.

There are no significant interests linking the auditor (officers of the auditor) and the issuer (officers of the issuer).

There are no close business relations (participation in promotion of the issuer's products/services, joint business activities in partnership, etc.), and family relations between the auditor and the issuer.
The issuer's officers are not at the same time officers of the auditor (auditors).

1.4. Appraisor of the Issuer

In 3Q2004 no appraisor was engaged by the Company for th efollowing purposes:

determination of the market price of securities being placed and already placed, outstanding (obigations under which are not performed);

determination of the market price of property pledged as a security for palced bonds of the issuer secured by surety, or for placed bonds of the issuer secured by a pledge obligaitons under which are not performed;

determination of the market price of fixed assets or immovable property of the issuer for which the issuer carried out revaluation reflected in other sections of the quarterly report;

provision of other services related to issuing securities, information on which is privided in the quarterly report.

1.5 Consultants of the issuer

Full corporate name: ***Public Joint-Stock Company Federal Stock Corporation***
Abbreviated name: ***JSC FSC***
Address: ***25 Ostozhenka Street, Moscow, 119034, Russia***
Contact telephone number: *(+7 095) 737-86-30, (+7 095) 737-86-31*
Fax: *(+7 095) 737-86-32*
e-mail: *fsc@fscorp.ru*

License number and date of issue of a professional securities market participant; the authorities which issued the license.

License of a professional participant in the securities market to carry out broker activities:
License No: # ***077-06174-100000***
Date of issue: ***August 29, 2003***
Valid till: ***unlimited term of validity***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

License of a professional participant in the securities market to carry out dealer activities:
License No: # ***077-06178-010000***
Date of issue: ***August 29, 2003***
Valid till: ***unlimited term of validity***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Services to be rendered by the consultancy: monitoring of disclosure by JSC CenterTelecom of the information in the following forms: notices of material facts, quarterly reports. Monitoring of information disclosure consists of verifying the timeliness of the information disclosure, completeness and compliance with the procedure of the disclosed information with provisions of effective regulations and applicable law of the Russian Federation, including regulations issued by the FCSM of Russia.

Internet page address to be used by the financial consultant for disclosure of information about the issuer: *www.fscorp.ru*

1.6 Information on other persons who signed the quarterly report

No such other persons.

II. Basic information regarding the financial position and economic state of the issuer.

2.1 Financial and business performance of the issuer

Description	9 months of 2003	9 months of 2004
Net assets of the issuer, RUR in thousands	15,521,787	15,203,478
Ratio of debt financing to capital and reserves, %	93.31	178.83
Ratio of short-term liabilities to capital and reserves, %	57.38	87.55
Debt service payments covered, %	158.18	31.65
Overdue debt, %	2.98	2.0
Net asset turnover, times	0.96	1.18
Accounts payable turnover, times	3.03	2.58
Accounts receivable turnover, times	4.88	4.51
Portion of profit tax in the pre-tax profit, %	32.08	98.56

Guidelines provided by regulations issued by federal authorities for securities market were used to calculate the shown performance data.

The data shown witness a satisfactory solvency level of the issuer.

Growth in raised funds in the reporting period was caused by a significant expansion of the investment program, growing switching capacity and fixed assets put into operation.

The accelerated net assets turnover for 9 months of 2004 as compared to the same period last year was caused by growing revenues in the period being analyzed.

Growth of the ratio of debt financing to capital and reserves for 9 months of 2004 resulted from increase in raised funds.

Lesser turnover of accounts receivable of the issuer was due to faster growth rates of accounts receivable as compared to the revenues growth rates as compared to the same period of the previous year.

Growing government debt to the issuer (social welfare bodies and budget-funded organizations) for telecommunications services was one of the main reasons fore growth of accounts receivable.

Accounts receivable related to provision of telecommunications services to population eligible for benefits appeared due to insufficient compensation from the government for telecommunications services rendered to this population.

A similar situation existed also in previous years.

Given the yearly under-compensation trend, and tariff hikes for telecommunications services, accounts receivable actually grew.

Lower accounts receivable turnover of the issuer is attributed also to faster growth rates of accounts payable as compared to those of the costs for 9 months of 2004 compared to the same period in 2003.

2.2 Market capitalization of the issuer

Market capitalization

Month	Market capitalization, USD
December 1999	28,851,818
December 2000	101,354,959
December 2001	16,226,717
December 2002	153,428,191
December 2003	690,638,646
March 2004	796,606,360
June 2004	785,392,568
September 2004	**561,478,718**

Notes:

The figures are calculated based on bilateral deals completed at trading sessions. To prepare the data over the reporting period starting from July 1, 2003 only addressless deals are taken into account pursuant to Information disclosure rules enacted on July 1, 2003 (Ordinance of the Russian FCSM #03-32ps).

Market capitalization was calculated based on Prices of 10 major deals using data on the number of outstanding ordinary and preference shares available from RTS stock exchange.

2.3 The issuer's liabilities

2.3.1 Accounts payable

Break down of accounts payable of the issuer as on September 30, 2004

RUR in thousands

Liabilities	Payments falling due within					
	45 days	from 46 to 90 days	from 91 to 180 days	from 181 days to one year	over 1 year	
Short and long term liabilities, total	5,834,129	1,317,465	2,885,891	2,363,756	13,435,350	**25,836,590**
Accounts payable, total	4,877,039	237,899	241,215	434,499	0	5,790,651
including:						
- debt to suppliers and contractors	2,096,727	200,480	229,150	398,113	0	2,924,469
- notes payable	7,254	1,631	0	0	0	8,885
- debt to affiliates and associates of the issuer	207,450	0	0	0	0	207,450
- payroll debt	203,759	0	0	0	0	203,759
- debt to budget and out of budget funds	830,042	221	230	662	0	831,154
- debt to members (founders) of issuer with respect to income outpayments	199,371	954	0	2,047	0	202,373
- other accounts payable	1,332,437	34,613	11,835	33,677	0	1,412,561
Credit facilities, total	955,586	821,002	785,436	1,257,651	2,496,834	6,316,509
Loans, total	1,504	258,564	1,859,240	671,606	8,134,785	10,925,699
including: - bond issues	197	60,205	41,011	0	7,268,672	7,370,085
other liabilities	0	0	0	0	2,803,731	2,803,731
1. Overdue accounts payable, total						175,694
including owed to budget and out of budget funds						1,545
2. Overdue debt with respect to credit facilities						350,347
3. Overdue debt with respect to loans						698
Overdue debt, total (sum of items 1, 2 and 3)						526,739

There are no creditors in the structure of the accounts payable accounting for 10% of the total amount of the accounts payable. (As on September 30, 2004 the total amount of accounts payable was RUR25,836,590 thousand (Form 1 lines 590+690-640), 10 per cent of which is RUR2,583,659 thousand).

2.3.2. Credit history of the issuer

There were no credit and loan facilities with principals valued at over 10% of the net assets as on September 30, 2004.

Net asset value as on September 30, 2004 was RUR15,203,478 thousand (10 per cent of which is RUR1,520,348 thousand).

2.3.3. The issuer liabilities arising from securities provided to third parties

The total amount of securities provided by the issuer in the total amount of third parties' obligations on which the Company provided securities both in the form of pledge and surety.

Total obligations as on June 30, 2004, RUR in thousands: 10,950,986

including:

pledge (the issuer's liabilities) as on September 30, 2004, RUR in thousands: 6,750,045

value of surety provided to third parties as on September 30, 2004, RUR in thousands: 2,231,836

There were no issuer's obligations to provide security to third parties (including pledge and surety) valued at over 5% of the book value of the issuer's assets for 3Q2004, as the amounts shown above represent different liabilities, each valued at less than 5% of the assets book value.

2.3.4 Other liabilities of the issuer

No other liabilities

2.4 The objectives of securities issues and channeling the proceeds from placement of issued securities

A bond issue undertaken by JSC CenterTelecom, series 04 was placed in August 2004. The bond issue proceeds totaling RUR5.622 billion were appropriated to finance the Company investment activities.

BRIEF DESCRIPTION OF THE MAJOR INVESTMENT PROJECTS OF THE ISSUER

Projects aimed at provision of modern telecommunications services to subscribers are considered as top priority ones when making decisions regarding investments.

By lines of telecommunications development:

- Cable TV

In Kostroma deployment of a broadband hybrid (coaxial – fiber-optic) cable TV network is scheduled. The network will enable offerings of 12 TV channels, sound program multicasts and data (internet). Expected number of subscribers: 6070- thousand.

- Multiservice networks

Network deployment is planned based on equipment manufactured by Cisco implementing backbone transmission technologies: ATM, Gigabit Ethernet, Frame Relay, MPLS. Deployment is scheduled in the following regional branches: Lipetski, Tambovski, Moscow, and Voronezhski. Simultaneously, it is planned to provision video-conference facilities to render corporate and commercial services (bidding for supply contracts), and implementation of data network of CenterTelecom, using capacities of RTComm.RU.

- Call Centers

It is planned to install operator service centers Protey locally manufactured by LONIIS to provide directory, information services using call distribution system.

- Intelligent networks

Deployment is planned in Voronezhski and Tverskoy subsidiaries based on APC STC Dialog equipment.

- IP-telephony

Networks are scheduled for construction in Voronezhski, Tverskoy and Tambovski subsidiaries based on Cisco equipment and in Orlovski subsidiary based on locally manufactured Svetets equipment.

According to preliminary forecasts within the period before maturity of the securities issued by the issuer, i.e. in 2004-2006 cash proceeds will consistently exceed the expenses for relevant activities (including coupon payments and repayment of series 01, 02 and 03 bonds of the issuer).

Projected cash flow (RUR in thousand)	2004	2005	2006	2007	2008	2009
Cash proceeds including bond issue	42,523,368	47,401,160	56,519,624	65,250,837	70,640,313	85,644,506
Expenses including coupon payments and bond repayments	43,205,482	47,481,401	56,394,224	65,328,191	70,707,599	85,689,428
Proceeds/expense ratio	0.9842	0.9983	1.0022	0.9988	0.9990	0.9995

2.5. Risks related to purchases of outstanding issued (to be placed) securities

2.5.1. Risks in the telecommunications industry

The key risk factors taken into account by the Company in doing business are:

- enactment of the Federal Telecommunications Act; summing up an increased government pressure may expected to be brought to bear on JSC CenterTelecom toward solving social issues. The declared priorities favor customers and simplify licensing arrangements will lower the barrier for new market entrants in favor of competition.
- ongoing consolidation of alternative operators creating large international holdings;
- uncertainty in tariff shaping set by the Federal Antimonopoly Service, and their impact on the Company business.

It should be noted, however, that CenterTelecom anticipates likely negative impacts of these risk factors and undertakes necessary measures to alleviate the consequences.

Currently JSC CenterTelecom implements marketing strategies aimed primarily at maintaining its market share, increasing revenues generated by non-regulated telecommunications services, and improving the Company's competitive edge.

The following economic factors may result in worsening of the Issuer market position and in the situation in the telecom industry as a whole:

- falling demand of the businesses due to declining oil and gas and non-ferrous metal prices on the world markets;
- general reduction in production output and economy growth rates;
- rouble depreciation rates surpassing tariff growth resulting in significant growth of negative translation adjustments and higher costs of servicing hard currency nominated liabilities;
- growing competition in the mobile communications of Russian and foreign operators, expansion on the mobile market by operators using competing standards;
- increase of settlement rates charged by Rostelecom – the principal domestic long-distance and international carrier, providing to the Issuer an access to the nationwide and international networks;
- economic risks inherent to the Russian Federation as a whole, including the level of macro-economic instability in the country, probability of changes in the legislation resulting to possible reduction in the Issuer profit, or hardening regulations governing taxation of income from securities.

The Issuer is expected to undertake the following actions, should changes occur.

In the event of negative developments the Issuer is going to capitalize on the following competitive strengths:

- fairly extensive network infrastructure
- high quality of service despite ever growing number of subscribers;

Additionally, the Issuer plans:

- to optimize production costs structure;
- to revise the investment program of the Company;
- to adjust pricing and marketing policies of the Company;
- to change the break down of offerings to maximize profits.

Risks related to possible changes in prices for raw materials, services used by the Issuer in its activities are mainly risks involving changes of rates charged by Rostelecom for leasing circuits and for international telecom services, and changes in prices charged by key equipment suppliers.

Impact of these factors on the issuer business and performance of its obligations related to issued securities:

no tangible impact.

Risks connected to changes in prices for government regulated telecommunications services may result in short-term decline in demand for these services and tougher competition. In such circumstances JSC CenterTelecom will aggressively promote services offered at unregulated prices, thus preventing significant reduction of revenues.

JSC CenterTelecom successfully manages risks inherent to the Company activities. On the whole, exposure of the Issuer to the industrial risks and performance of obligations on its securities can be assessed as minimal. The Company owns a single united network infrastructure in the Central Federal District, enabling provision of a wide range of services in the telecom market, remaining a competitive company and increase margins of services provision.

2.5.2 Sovereign and regional risks.

FORECAST OF EMERGENCIES

1. Regional risks (*risks related to possible military conflicts, introduction of the state of emergency and industrial actions/strikes*).

The Issuer is registered as a taxpayer and performs its core business activities in the Central Federal District (Okrug) of the RF, where risks of military conflicts, introduction of the state of emergency are estimated as **minimal possible**.

Political and social situation in the territory of the Issuer business operations is viewed as calm enabling to do business running lowest social and political risks.

The risk of an overt military conflict, introduction of the state of emergency in the area **cannot be assessed by the Issuer**. Should these circumstances occur the Issuer will act pursuant to effective legislation.

2. Risks related to the geographic features of the region (*emergencies of the natural character*).

Forecast of natural disasters.

General climatic temperature trend indicating warming in the major part of the Russian territory is characterized by a higher frequency of occurrence of natural sources of emergencies featuring abnormal deviation of their parameters from average long-term values. Due to the existing patterns of atmospheric circulation the frequency of occurrence of dangerous phenomena in the past decade reached its highest values for the whole period of observations. Instabilities in the atmospheric circulation will remain in 3Q2004.

The heaviest damage to the economy of the Central Federal District and highest social tension are caused by forest and peat fires, fires in population centers and industrial facilities, disruptions in fuel and heat supply and utilities functioning, transport system disruptions.

Solar and geomagnetic activity

In 3Q2004 solar and geomagnetic activity is forecast to be lower compared to 2Q2004 and close to average in terms of disturbances. During geomagnetic disturbance one cannot exclude man induced emergencies resulting from human errors of operators and failures in complex electronic and electronic-mechanical systems.

Natural fires

The following areas are treated as potentially dangerous: Shatura, Orekhovo-Zuevo, Klinski areas of the Moscow region, Ivanovo, Vladimir, Tver, Smolensk, Tambov, Yaroslav, Kostroma regions.

The scale of natural fires in the territory of the Russian Federation in 3Q2004 is forecast as somewhat lower than that of the previous year.

Earthquakes

Earthquakes in the territory of the CFD in the reporting period are extremely unlikely to happen.

Climatic emergencies

Deviation of climatic conditions from normal ones (hurricanes, tornadoes, heavy rains, hails) can cause failures resulting in disruptions of normal life and activity of population and functioning of economy.

Shorter cycles of weather changes observed in the recent years causes some difficulties in forecasting natural weather phenomena impacting timely warning and to a higher degree the possibility to estimate their consequences.

All region of the CFD are running such risks.

Droughts

3Q2004 is expected to be more favorable in terms of this type of emergencies than 3Q2003.

Other dangers (landslides, avalanches, mudstreams, bank erosion, etc.)

No danger in the territory of the CFD, except bank erosion in the **Yaroslavl region**.

3. Risks related to man induced emergencies

Forecast of man induced emergencies.

No significant decrease in failure occurrences is expected in 2004.

Generally, the prevailing types of man induced emergencies in 2004 will be:

- major transportation failures;
- fires in residential housing and industrial sites;
- human factor: violation of operation rules, low skills of personnel and poor infrastructure, negligence.

Transportation dangers

The highest risk of most frequent transport failures is expected: in July – railways; in August – in automobile transportation; in August – air transportation.

The biggest number of man induced local emergencies is forecast to happen in Moscow, the Moscow region, Tula,

Voronezh, Tambov, Kursk, Ryazan, Belgorod regions, as regions with developed transport and industrial infrastructure carrying such risks in the first place.

Radiation danger

Areas carrying the highest risk of radiation leaks are those where nuclear reactors are deployed: Moscow, Kursk, Voronezh, Smolensk, Tver, Kaluga regions.

There is a clear trend of **lower number of accidents** at nuclear plants and their more stable and safer operation observed in the recent years.

According to forecast, security and safety of nuclear facilities will remain the same as in the previous year.

Chemical danger

Moscow and he Moscow region, Bryansk, Tula, Ryazan, Voronezh regions run the risk of chemical accidents. In case of a major accident a huge area may be affected leading to a high toll of casualties.

Forecast of biological and social emergencies

Probability of contagious diseases in 2004 is expected to be the same as in the previous year.

Seasonal peaks of incidents of diseases transmitted by insect bites are expected as follows:

leptspirosis – in August;

hemorrhagic fever with kidney syndrome – in June-September.

Socially aggravated diseases are expected to grow: HIV and sexually transmitted diseases.

TB situation will remain in general serious.

Mortality level will remain high.

Loss of population due to natural mortality exceeding birth rate will remain in 2004. The highest overall loss is expected in Tver, Voronezh and Tula regions.

The Issuer actions to be undertaken in case of unfavorable changes in the situation in the area (region) will be in line with effective regulations and legislation governing legal relationship arising while protecting personnel and territories from emergencies of natural and man induced character.

2.5.3 Financial risks

The issuer's activities are affected by financial risks such as overdue credit repayments and interest payments, and as a consequence, imposing fines and late payment charges and increasing interest rates charged by commercial banks.

The highest degree of the risk is inherent to accounts payable.

Overdue debt connected with borrowed funds as compared to the total value of borrowed funds over the past three years on average did not exceed 2.1%, which is rather insignificant. Additional expenses of the issuer resulting from fines and additional late payment charges do not significantly affect the issuer's financial position.

As refinancing rates set by the CB of Russia diminish, the issuer takes measures to amend terms and conditions of the concluded loan agreements towards lower capital costs of the granted loan facilities and early repayment of high capital cost loans.

Susceptibility of the Issuer financial position (its liquidity, financing sources, results of operations, etc.) to currency exchange rate volatility.

JSC CenterTelecom has some obligations under credit facilities, supplier credits, leasing liabilities nominated in foreign currencies, so that substantial changes in the currency exchange rates may affect the Company financial position.

Projected actions to be undertaken by the Issuer in case of negative impact of currency exchange rate changes and interest rates on the Issuer operations.

In case of significant changes in currency exchange rates in order to reduce the impact of this risk the Issuer intends to do the following:

- to optimize production costs structure;
- to revise the investment program of the Company;
- to raise tariffs charged by the Company for rendered telecommunications services;
- to adjust pricing and marketing policies of the Company;
- to change the break down of service offerings to maximize profits.

Impact of inflation on payments made on securities:

Before the deadline for meeting by the Issuer of its obligations under its bond issues, the Company Economic Development forecast for 2004-2010 envisages annual tariff growth rates and operating margins growth for offered

services exceeding those of the inflation. The relevant annual inflation rates are estimated by the Issuer at the level of 10-12%. The risk will not significantly affect financial performance of the issuer; nor will it influence its ability to meet its obligations connected with securities.

Critical for the Issuer inflation rates and projected actions of the issuer aimed at reduction of the inflation risks

In the Issuer's view critical inflation rate values are far beyond the inflation rates forecast for 2004-2009, in the vicinity of 30-40% yearly. Should inflation rates reach their critical for the issuer values the Issuer intends to adequately raise prices for its services to compensate the negative impact of this factor. If inflation rates exceed the critical values, the issuer intends to raise prices for services rendered and undertake cost cutting exercises, reduce accounts receivable and average period in arrears of accounts receivable.

Indicators of financial reports of the issuer most susceptible to changes due to impact of financial risks affecting financial reports of the issuer; probability of their occurrence and nature of changes in reported indicators.

Profit and loss account (income statement)

Line 010 Revenues from sales of goods, products, works, services

Line 020 Costs of goods sold (products, works, services)

Line 120 Non-sales revenue (income)

Linl 130 Non-sales costs

Line 140 Pre-tax profit (loss)

The main factor affecting financial statements of the issuer is sharp deviation of the inflation rates from the predicted ones.

Inflation growth unless adequate measures in business management are undertaken by the Issuer, could result in growing costs of sold goods, products, (works, services) reflected in financial statement Form 2 Profit and loss account Line 020, and as a consequence, reduction of posted profit (loss) in Form 2 Line 140.

If adequate countermeasures to resist growing inflation rates are taken by the Issuer management, the growth may not significantly affect operation results. Then in Form 2 Profit and loss account figures in Line 010 Revenues from sales of goods, products (works, services) and Line 020 Costs of sold goods, products (works, services) will be up.

2.5.4. Legal risks

The Issuer carries out its core operations as a telecommunications carrier without export of services, and works and goods likewise. Therefore legal risks related to the Issuer business arise mostly in activities of the Issuer on the internal market, which characteristic of a majority of businesses in the territory of the Russian Federation.

Only a small portion of the equipment required for provision of services is purchased by the Issuer based on foreign-trade sale-purchase contracts on supply of equipment by foreign suppliers, so that the Issuer runs certain legal risk related to compliance with effective currency and customs regulations, as well as legislation governing foreign trade activities. Additionally, there are some legal risks within normal business risks related to a possibility of non-performance or undue performance of obligations under foreign trade contracts by counterparties in contracts.

A significant part of telecommunications equipment required for doing business directly as a telecommunications operator is acquired by the Issuer as a lessee initially for usage and then as a property under leasing deals, including those with participation of foreign suppliers. Nevertheless, risks inherent to execution and performance of foreign trade contracts are mainly run by the lessor which is the purchaser and owner of the leased property.

In the currency control regulations:

The Federal Law On currency regulation and currency control #173-FZ of December 10, 2003 took effect on June 17, 2004. To enforce the Law a number of regulations and other legal acts were enacted amending relevant federal laws as required.

In particular:

Federal Law #118-FZ of August 18, 2004 On amending Code of Administrative Offences of the Russian Federation and Tax Code of the Russian federation relevant amendments were introduced into the Code of Administrative Offences of the Russian Federation, and among others a new issue of Article 15.25 violation of Currency Regulations Legislation of the Russian Federation and acts of currency regulation authorities, enacted as from October 1, 2004. Compared to the previous issue of the Article the new version significantly extends the grounds for taking to account for administrative violations including besides those directly related to currency operation which are illegal, some violations that could be made in conducting illegal currency operation, in particular, violation of execution of foreign trade deal passport, violations in making deposits to support currency operations, violation of

rules and deadlines for submitting reports and accounts dealing with currency operations, etc.

Thus, in the normal course of business both on internal and external markets the Issuer runs normal business risks related to compliance with requirements of currency regulations in conducting currency operations, and a possibility of non-performance or undue performance of their obligations under foreign trade contracts by contract counterparties.

Tax legislation:

There were no significant changes in tax legislation in 3Q2004. No federal laws regulating tax relations were passed or took effect in the reporting period, except introduction of some amendments in the Tax Code of the Russian Federation, caused by taking effect as from January 1, 2004 of the new Tax Code of the Russian federation passed by Federal Law #63-FZ of May 28, 2003.

Changes in regulations touched upon legal governance of relationship between tax authorities and taxpayers. For instance, Order by the Ministry of Tax Duties #SAE-3-27/468 as stated in Order of the same ministry #SAE-3-27/499 of September 16, 2004 approved Regulations of taxpayers treatment, including those regarding verification of settlements with budget of major taxpayer. Tax authorities in charge of dealing with constituent entities of the Russian Federation are required to be directed by the Regulations in the part, not contradictory to the previously passed legal acts. Additionally, Order of the Ministry for Taxes and Duties of the RF #SAE-3-27/483 approved new accounting forms for verification of settlements with budget and advising taxpayers of the status of settlements with budget and Guidelines for filling out the forms to be enacted as of November 1, 2004.

However, being a conscientious taxpayer without any overdue payments with respect to taxes and duties to budgets of all levels and due to strict abidance and correct application of tax regulations the Issuer runs no higher risks in performing its activities.

Customs legislation:

Due to enactment as from January 1, 2004 of the new Customs Code of the Russian Federation passed by Federal Law #63-FZ of May 28, 2003 required amendments in federal laws are being introduced, and supporting regulations are aligned. In particular, some changes are made in the Tax Code of the Russian Federation and the Code of Administrative Offences of the Russian Federation.

As the new Tax Code of the Russian Federation aims at providing streamlined, clear and detailed regulations of customs procedures, to the same extent businesses have an opportunity to avoid or minimize risks involved in misunderstanding or being unaware of these procedures.

Though a substantial part of provisions regulated by both the Tax Code and Customs Code remains inconsistent, leading to some risks related to legal conflicts that should be eliminated in near future.

The Customs Code of the Russian Federation approved by the Supreme Soviet of the Russian Federation #5221-1 of June 18, 1993 remains in force regarding Par. 6,8, Article 110, Article 114, 116 and Article 119 (regarding customs duties) effective until December 31, 2004.

An Instruction letter of the State Customs Committee (SCC) of the Russian Federation #14-10/7236 of February 27, 2004 On enactment of legal acts regulations acts of the SCC issued for the purpose of implementation of the Customs Code of the Russian Federation clarified that until enactment of legal acts of the SCC issued in order to implement the new issue of the Customs Code of the Russian Federation, legal acts/regulations of the SCC are applicable and enforced in the part not contradictory to the new issue of the Customs Code of the Russian Federation.

Thus, as a portion of the equipment required for provision of telecommunications services and acquired by the issuer through sale-purchase or financial lease is imported or manufactured from foreign made components, changes occurred in the legislation regulating customs procedures including those governing payment of customs duties may carry additional insignificant risks for the issuer related to accurate execution of foreign trade contracts and compliance with requirements of customs clearance of purchased equipment.

Legal risks related to changes in requirements for licensing of the core business of the issuer, or licensing facilities/sites with restricted negotiability.

The new Federal Telecommunications Act was enacted as of January 1, 2004. Pursuant to this law the list of services to be stated in licenses and respective lists of licensing requirements shall be set by the Russian Government to reviewed annually. The law also expanded the list of data to be provided to the licensing authority.

In order to renew a license or make amendments/changes related to changes in radiofrequency spectrum and service area of the license the same documents should be submitted as when initially applying for a license.

Pursuant to the Presidential Decree of March 9, 2004 # 314 and Ordinance of the Government of the RF #163 of April 6, 2004 licensing of activities in telecommunications is entrusted to the Federal Telecommunications Supervision Service.

These changes may cause additional expenses of the licensee in performing telecommunications activities.

There are no significant legal risks that may arise due to changes in the judiciary practice in the reporting period connected with activities of the Company and adversely affect the results of its operations, and the outcome of ongoing litigations.

2.5.5. Risks inherent to the activities of the issuer

The following law suits can be treated as significant ones:

- law suits valued at over 10% of the book-value of the Company, which is equal to 3,713,516 thousand roubles;
- law suites hampering business activities of the issuer or aimed at their prohibition or discontinuance (suits requesting wind-up of the Company, admission of insolvency or bankruptcy of the Company or its daughter and affiliated companies, alienation of property (assets), contesting license or patent rights, recovery of arrears in taxes and budget payments and out-of-budget funds in a significant amount).

There were no law suites valued at or over 10% of the assets carrying value filed against the Company.

In view of the above it can be stated that there were no significant legal risks involved in the Company participation as a party in ongoing litigations.

Risks related to a non-renewal of the issuer's licenses to carry out certain activities or to use facilities with restricted usage:

Risks related to inability to renew licenses may be related to:

1) changes in the applicable law governing licensing;

2) reorganization of licensing authorities.

Risks related to possible liability of the issuer for debt of third parties, including its daughter companies.

According to the registration of contracts concluded by the Company, performed by the Contract Division of Contractual and Property Relations of the Company in 3Q2004 the Company concluded two surety contracts with OAO RTC-Leasing for OAO Russian Telecommunications Networks. The risks involved in possible liability of the issuer for third party debt are insignificant due to a negligible value of the granted security. There are no agreements to pledge the issuer's property to secure third party's obligations, or other agreements involving possible liability of the Company for third party's obligations.

III. Detailed profile of the issuer

3.1. Background and history of the Issuer

3.1.1. Registered corporate name of the issuer.

According to the Charter of JSC CenterTelecom as approved by the general meeting of shareholders (minutes #10 of February 20, 2003) the corporate registered name of the issuer is "Joint-Stock Central Telecommunication Company", abbreviated to JSC CenterTelecom.

The company emerged in June 1994 (state registration certificate #127 of June 20, 1994) as a result of a transformation of state enterprise for telecommunications and informatization Rossvyazinform (GPSI) of the Moscow region into a public joint-stock company Elektrosvyaz of the Moscow region. Public joint-stock company Elektrosvyaz of the Moscow region (abbreviated as Elektrosvyaz of the Moscow region) was renamed as (open) joint-stock company Elektrosvyaz of the Moscow region (Amendments and additions #3 to the Charter of Joint-Stock Company Elektrosvyaz of the Moscow region approved by Meeting of shareholders of AO Elektrosvyaz of the Moscow region, minutes #3 of June 27, 1997), abbreviated as Elektrosvyaz of the Moscow region. The changes were registered by the Moscow region registration chamber on July 23, 1997. On June 1, 2001 the Company was given a new name – Joint-Stock Central Telecommunication Company, or JSC CenterTelecom in short, pursuant to the decision of a general meeting of shareholders of JSC Elektrosvyaz of the Moscow region (Minutes #7 of June 1, 2001).

3.1.2 Information about registration of the issuer with state authorities

Information on the state registration of the Company:

the Company was registered pursuant to ordinance # 567-r dated June 9, 1994 of the Chief of Administration of the Moscow region, state registration certificate # 127 of June 20, 1994.

The Company is re-registered with the Moscow region registration chamber, state registration certificate of a legal entity # 50:10:00124 of July 23, 1997.

Pursuant to the Federal Law On the state registration of legal entities the Company is registered with the Inspection of the Ministry for Taxes and Levies of the RF for the town of Khimki in the Unified register of legal entities on November 1, 2002, a generic number of 1025006174710.

The certificate confirming making an entry in the Unified register of legal entities registered before July 1, 2002 is # 001494534 and dated November 1, 2002.

3.1.3. Evolvement and development of the issuer

Period of existence of the issuer: *from June 1994 up to now.*

The Issuer is established for an unlimited term.

The Issuer background and development history.

JSC CenterTelecom – a telecommunications carrier in the Center of the European part of Russia was established on October 1, 1886. At that time a postal and telegraph service district was organized in the territory of the Moscow and Ryazan provinces of the tsarist Russia functioning as a telecommunications operator. As of May 12, 1890 the service took over the country telephone network of the Moscow region; since then the Moscow regional operator offers the full range of customer telecommunications services. In 1994 postal services were separated; and during the privatization process the company was transformed into a public joint-stock company. As of December 1, 2002 public telecommunications operators in the Central and Central-Black-soil areas of the Russian Federation joined JSC CenterTelecom as its regional branches (wholly owned subsidiaries).

With over 6 million access lines CenterTelecom is one of Russia's largest fixed line telecoms, owning a telecommunications infrastructure in Russia's most populated Federal districts with 20% of Russia's total population, fairly well developed manufacturing industry, agriculture, innovative ventures.

CenterTelecom's customers and subscribers in 17 constituent entities of the RF are government agencies and bodies, general public and a prevailing majority of businesses. CenterTelecom was granted licenses to provide a wide range of telecom services: traditional POTS, Internet access, data, air and cable TV, wireline and UHF sound program broadcasting, trunking, lease of channels and other facilities, to offer public network interconnection to other operators.

Under stiff competitive conditions the Company pursues proactive marketing policies, maintaining domineering positions in the fixed line telephony, expanding its sales of new services where rates are not regulated by the government.

In the traditional telephony CenterTelecom's share is maintained over 85% both across the regions and overall in the CFD, slightly falling. Given the projected service development rates the company's position in the traditional service market will be preserved.

Competition is particularly tough in the Internet access segment. CenterTelecom regional operating branches manage to keep intact their leading positions with on average 60% of corporate and 70% of individual customers.

CenterTelecom share of Internet service market in the CFD was around 50% in 2003.

The goals of setting up JSC CenterTelecom:

The main goals for setting up the Company are making profit and provision of telecommunications services to population, government bodies and other organizations.

The Company mission: ***Its mission the Company views in rendering modern high-quality telecommunications services and world class service in the territory of the Central Federal District with the aim:***

- *to satisfy customers' needs based on a personal approach to everyone;*
- *to ensure growing shareholders value and income and make proper contribution into development of the society where the Company is doing business;*
- *to build up long-term mutually beneficial relations with partners based on mutual trust, integrity and transparency;*
- *to ensure comprehensive realization of the potential of each employee;*
- *to perform the duties of the public telecommunications operator.*

3.1.4. Contact information

Address of the registered office: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***
Mailing address: ***6 Degtiarny Pereulok, building 2, GSP-3, Moscow, 125993, Russia***
Address of the issuer permanently operating executive body: ***23 Proletarskaya Street, Khimki, Moscow region,***

141400, Russia
Telephone: (+7 095)*209-34-34; Fax: (+7 095) 209-30-07*
E-mail*: info@centertelecom.ru;*
Website where information on the issuer, its issued or being issued securities can be accessed: [*www.centertelecom.ru*]
Department of Securities and Corporate Management:
Address: *23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia.*
Mailing address: *6 Degtiarny Pereulok, building 2, GSP-3, Moscow, 125993, Russia*

Shareholders relations team:
Telephone: (+7 095) 209-58-15; Fax: (+7 095) 793-23-82
E-mail*: vedeta@centertelecom.ru;*

Investor Relations
Telephone: (+7 095) 209-57-21 ; Fax: (+7 095)209-28-29
E-mail*: kalin@centertelecom.ru*
Website address: *www.centertelecom.ru*

3.1.5. Taxpayer Identification Number (INN)

INN 5000000970.

3.1.6. Subsidiaries and representative offices of the issuer.

The Company comprises the following regional branches – subsidiaries:

1. Belgorodski subsidiary of JSC CenterTelecom, domiciled at: 3 Revolution Square, Belgorod, 308000, Russia
Power of attorney is issued to Mr.Grigoriy N. Kuzmenko, Deputy General Director – Director of Belgorodski, a subsidiary of JSC CenterTelecom, dated June 28, 2004, #12853.

2. Bryanski subsidiary of JSC CenterTelecom, domiciled at: 9 Karl Marx Square, Bryansk, 241000, Russia
Power of attorney is issued to Mr. Vasiliyy A. Gapeenko, Deputy General Director – Director of Bryanski subsidiary of JSC CenterTelecom, dated June 28, 2004, #12855.

3. Vladimirski subsidiary of JSC CenterTelecom, domiciled at: 42 Gorkogo Street, Vladimir, 600000, Russia
Power of attorney is issued to Mr. Anatoliy N. Korovin, Deputy General Director – Director of Vladimirski subsidiary of JSC CenterTelecom, dated June 28, 2004, #12857.

4. Voronezhski subsidiary of JSC CenterTelecom, domiciled at: 35 Revolution Prospect, Voronezh, 394000, Russia
Power of attorney is issued to Mr. Alexander Haustovich, Deputy General Director – Director of Voronezhski subsidiary of JSC CenterTelecom, dated June 28, 2004, #12859.

5. Ivanovski subsidiary of JSC CenterTelecom, domiciled at: 1 the 10th of August Street, Ivanovo, 153000, Russia
Power of attorney is issued to Mr. Gennadiy P. Brusentsev, Deputy General Director – Director of Ivanovski subsidiary of JSC CenterTelecom, dated June 28, 2004, #12861.

6. Kaluzhski subsidiary of JSC CenterTelecom, domiciled at: 38 Teatralnaya Street, Kaluga, 248600, Russia.
Power of attorney is issued to Mr. Vladislav M. Ledkov, Deputy General Director – Director of Kaluzhski subsidiary of JSC CenterTelecom, dated June 28, 2004, #12863.

7. Kostromskoy subsidiary of JSC CenterTelecom, domiciled at: 1 Podlipaeva Street, Kostroma, 156961, Russia.
Power of attorney is issued to Mr. Alexander G. Dogadin, Acting Deputy General Director – Director of Kostromskoy subsidiary of JSC CenterTelecom, dated June 28, 2004, #12865.

8. Kurski subsidiary of JSC CenterTelecom, domiciled at: 8 Red Square, Kursk, 305000, Russia

Power of attorney is issued to Mr. Gennadiy V, Serbin, Acting Deputy General Director – Director of Kurski subsidiary of JSC CenterTelecom, dated August 25, 2004, #442.

9. Lipetski subsidiary of JSC CenterTelecom, domiciled at: 35a Tereshkovoy Street, Lipetsk, 398000, Russia
Power of attorney is issued to Mr. Valeriyy G. Nikolaev, Deputy General Director – Director of Lipetski subsidiary of JSC CenterTelecom, dated June 28, 2004, #12871.

10. Moscow subsidiary of JSC CenterTelecom, domiciled at: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia
Power of attorney is issued to Mr. Nikolay V. Mezhuev, Deputy General Director – Director of Moscow subsidiary of JSC CenterTelecom, dated June 28, 2004, #12887.

11. Orlovski subsidiary of JSC CenterTelecom, domiciled at: 43 Lenin Street, Orel, 302000, Russia
Power of attorney is issued to Mr. Ivan D. Makhov, Deputy General Director – Director of Orlovski subsidiary of JSC CenterTelecom, dated June 28, 2004, #12873.

12. Ryazanski subsidiary of JSC CenterTelecom, domiciled at: 43 Schedrina Street, Ryazan, 390006, Russia
Power of attorney is issued to Mr. Yuri A. Cheremikin, Deputy General Director – Director of Ryazanski subsidiary of JSC CenterTelecom, dated August 18, 2004, #15231.

13. Smolenski subsidiary of JSC CenterTelecom, domiciled at: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia
Power of attorney is issued to Mr. Andrey V. Balchunas, Deputy General Director – Director of Smolenski subsidiary of JSC CenterTelecom, dated August 10, 2004, #6432.

14. Tambovski subsidiary of JSC CenterTelecom, domiciled at: 2-v Astrakhanskaya Street, Tambov, 392002, Russia
Power of attorney is issued to Mr. Sergey M. Klychev, Deputy General Director – Director of Tambovski subsidiary of JSC CenterTelecom, dated June 28, 2004, #12879.

15. Tverskoy subsidiary of JSC CenterTelecom, domiciled at: 24 Novotorzhskaya Street, 170000, Tver, Russia
Power of attorney is issued to Mr. Evgeniy I. Savenkov, Deputy General Director – Director of Tverskoy subsidiary of JSC CenterTelecom, dated June 28, 2004, #12881.

16. Tulski subsidiary of JSC CenterTelecom, domiciled at: 33 Prospekt Lenina, Tula, 300000, Russia
Power of attorney is issued to Mr. Yuri N. Lepikhov, Deputy General Director – Director of Tulski subsidiary –a subsidiary of JSC CenterTelecom, dated June 28, 2004, #12883.

17. Yaroslavski subsidiary of JSC CenterTelecom, domiciled at: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia
Power of attorney is issued to Mr. Andrey V. Saprykin, Deputy General Director – Director of Yaroslavski subsidiary of JSC CenterTelecom, dated June 28, 2004, #12855.

All the listed Powers of Attorney are valid till December 31, 2005.

The Company's subsidiaries were established pursuant to a decision of the Board of Directors (Minutes # 15 of April 10, 2002), and amendments to the Company's Charter related to the renaming of the subsidiaries (Minutes #12 of June 11, 2004of the general meeting of shareholders of JSC CenterTelecom) were recorded in the Unified Register of Legal Entities on June 24, 2004 by the Inspection of Ministry of the Russian Federation for Taxes and Duties for the town of Khimki.

The opening date of the subsidiaries is May 29, 2002.

3.2 Core business activities of the issuer

3.2.1 Industrial designations of the issuer

Codes of business activities

OCVED - 64.20; 64.20.1; 64.20.3; 45.31; 74.20.4; 63.40; 50.20.1; 50.20.2; 50.20.3; 45.21.3; 45.21.4; 45.21.1; 74.13.1; 74.14; 55.12; 55.23.1

3.2.2 Core business activities of the issuer

The core business of JSC CenterTelecom is provision of telecommunications services.

Share of revenues from telecommunications service provision in the total revenues in 3Q2004.

	Description	3Q2004
1	Revenues, RUR in thousands	6,183,764
2	Revenues from telecommunications services, RUR in thousands	6,091,366
3	The share of telecommunications services in the total revenues, %	98.51

Service types generating over 10% of the income (revenues) in 3Q2004:

- provision of local telephone calls (connections);
- provision of domestic long-distance and international connections (calls) (direct dialing or operator assisted).

Operating revenues breakdown in 3Q2004, %

	Line of business	Share of revenues in 3Q2004, %
1	Domestic long-distance and international telephone service	39.86
2	Urban and rural telephone service	40.51
3	Radio-communications, broadcasting, TV and satellite communications	0.17
4	Wireline broadcasting	2.77
5	Wireless telecommunications	1.30
6	Documents transmission	3.82
7	"New services"	0.47
8	Revenues from telecommunications operators	9.04
9	Other revenues from telecommunications services (core business)	0.57
10	Other sales revenues (non-core business)	1.49
11	TOTAL	100.00

Growth rates of revenues from telecommunications services in 3Q2004, %

	Line of business	Growth rates (3Q2004 to 2Q2004)
1	Domestic long-distance and international telephone service	104.36
2	Urban and rural telephone service	102.07
3	Radio-communications, broadcasting, TV and satellite communications	117.27
4	Wireline broadcasting	101.25
5	Wireless telecommunications	99.54
6	Documents transmission	101.64
7	"New services"	106.92
8	Revenues from telecommunications operators	106.55
9	Other revenues from telecommunications services (core business)	103.95
10	Other sales revenues (non-core business)	99.58

Causes of changes in 3Q2004 as compared to 2Q2004 are as follows:

- item 4: wireline broadcasting tariff hikes;
- item 5: decrease of tariffs and volume of services rendered;
- items 1, 2, 3, 6, 7, 8, 9: growth of sales of services rendered.

Seasonal variations in provision of telecom services are clear in a growing number of long-distance telephone calls and transmitted telegrams, and less telephone calls with per minute billing.

3.2.3 Principal types of products (services, works)

Description	3Q2004	
	Local telephone calls	International and domestic long-distance calls
Total output, units	6,115,823	746,047
Average income, RUR	294	3.2
Sales of products (works, services), RUR	1,799,520	2,359,508
Percentage of the total revenues, %	29.1	38.2
Relevant price index, %	101.98	102.23

Description	3Q2004			
	Volume of service rendered	Sales of the service, RUR in thousands	% of the total revenues	Average income rate, RUR
1	2	3	4	5
Local telephone calls, number of calls	6,115,823	1,799,520	29.1	294
Domestic long-distance and international telephone calls, thous. minutes of use	746,047	2,359,508	38.2	3.2

Tariffs charged for local telephone calls and provision of domestic long-distance and international telephone calls, and provision of access and transmission of telegrams were not changed in 3Q2004 as compared to 2Q2004.

Growth of revenues generated by local, domestic long-distance and international telephone calls resulted from the increased volume of services rendered.

The volume of local telephone services – number of subscriber lines is shown according to Form 14 Information on telecommunications facilities; for provision of domestic long-distance and international telephone connections – traffic volume according to Form 4 Information on traffic interchanges of telecommunications networks.

Average income is calculated as the ratio of revenues to volume of services rendered.

Sales channels for key telecommunications services in 3Q2004

Business	Sales channel	Reporting period
Telephone communications	direct sales	3Q2004
Document transmission	direct sales	3Q2004
Transmission (broadcasting) and distribution of TV programs	direct sales	3Q2004
Transmission (broadcasting) and distribution of sound programs	direct sales	3Q2004
Other telecommunications business	direct sales	3Q2004

CenterTelecom costs breakdown in 3Q2004, %

	Share of the total costs, %
Raw materials, purchased components, semi-finished products, %	5,0
Works and services of production nature provided by third parties, %	1,4
Fuel, %	1,5
Energy supply, %	1,7
Payroll expenses, %	32,7
Interest payments on credit facilities, %	-
Rent and lease payments, %	2,4
Allocations to social needs, %	10,2
Fixed assets depreciation, %	13,7
Taxes included in the production costs	0,7
Other costs (specify which)	30,7
intangible assets amortization, %;	0
% of remuneration for improvements;	-
mandatory insurance payments, %;	0,3
entertainment accounts, %	0,1
other, %	99,6
Total: production and sales costs of products (services, works), %	100
Revenues from sales of products (services, works), %	130

Significantly important new types of products (works, services) offered by the issuer on the market of its core business, to the extent the information is consistent with public information about these types of products (works, services).

In 2004 the Company embarked on aggressive deployment of Call Centers, to be used as a platform for provision of advanced services like telemarketing, HelpDesk, phone card support platform. In future Call Center functionality will be expanded to provide outsourcing services.

Current state of development/implementation of such product types (works, services):

At the moment it is already determined in which regions of the CFD Call Centers will be established.

The main Call Center (50 operator positions) – based on Moscow subsidiary of JSC CenterTelecom (2004-2005).

Regional Call Centers will be based in the following regional subsidiaries of

<u>1st implementation stage (2004)</u>

- Kaluzhski (30 operator positions)
- Yaroslavski (30 operator positions)

<u>2nd implementation stage (late 2004 – 2005)</u>

- Voronezhski (30 operator positions
- Tulski (20 operator positions)
- Belgorodski (20 operator positions)
- Vladimirski (20 operator positions).
- Conducting researches and studies to identify the most attractive subsidiaries for deployment of Call Centers.

Current status: completed.

The following milestones for implementing Call Centers have been successfully reached:

- Gathering initial data for the project of network distributed Call Center;
- Drafting requirements to be met by the equipment supplier and software vendor for implementing the network Call Center;
- Selection of the equipment supplier and software vendor for implementing the network Call Center based on

the tender results;

- Signing of a contract for supply of the Call Center equipment and software.
- Delivery of equipment to Kaluzhski and Yaroslavski subsidiaries of JSC CenterTelecom – completed.
- Equipment to Moscow subsidiary of JSC CenterTelecom is delivered partially. Additional deliveries are expected in December 2004.
- Based on Kaluzhski subsidiary of the Company, installation and commissioning of the Call Center server equipment were completed. Set-up and tests of Definity mini-switch were carried out. The switch is linked to PSTN with two E1 trunks. Temporary numbering is allocated. Trial operation is started. Interface with EWSD switch is streamlined. Software modules of the Call Center are installed. Installation of equipment and software required for gathering statistics of the Call Center operation is underway.
- A demo-version of the Call Center operator position is completed for two trial positions.
- In Yaroslavski subsidiary of JSC CenterTelecom installation of hardware and software is underway. Installation and preparation for testing of the Call Center server equipment is also carried out.
- In Moscow subsidiary of JSC CenterTelecom a survey of the buildings assigned for Call Center deployment is completed, including operators' room, server site, maintenance and support services.
- Streamlining of services to be offered by Call Center is initiated.

3.2.4 Suppliers of the issuer accounting for at least 10% of all supplies of tangible materials, and their shares in the total value of supplies.

The Issuer's suppliers accounting for over 10 per cent of all supplies of tangible items, specifying their respective shares in the total value of supplies for 5 last completed financial years, and for the last reporting quarter before approval of the Prospectus of securities issue:

Full corporate name of the supplier	Share in the total supplies
	1H2004
Technoserv A/S Limited Liability Company	32.4 %
Private Joint-Stock Company Open Technologies 98	12.0 %
Private Joint-Stock Company DataTel	6.06%

The import portion in the supplies to the Issuer: ***In 3Q2004 import supplies accounted for less than 10% of the total supplies to the Issuer.***

The issuer forecast of the availability of these supply sources in future:

Full corporate name of the supplier	Share in the total supplies
Technoserv A/S Limited Liability Company	25%
Private Joint-Stock Company Open Technologies 98	7%
Private Joint-Stock Company DataTel	12%

Possible alternative sources:

There are no local equivalents on the Russian telecommunications market of digital switching equipment and synchronous digital hierarchy (SDH) transmission systems.

3.2.5 Markets for sales of the issuer's products (works, services)

Customers accounting for over 10% of the total revenues generated by provision of telecommunications services are the residential sectors and organizations not-funded by respective budgets. Besides these customers the Company renders its services to various budget funded organizations though their share in the total revenues in 3Q2004 did not exceed 10%.

Period	Revenues from provision of telecom services RUR in thousands	Customer type	
		Residential sector	Organizations not funded from relevant budgets
2Q2004	**5,889,906**	**3,609,690**	**1,805,431**
%	*100.0*	*61.3*	*30.7*
3Q2004	**6,091,366**	**3,726,954**	**1,938,727**
%	*100.0*	*61.2*	*31.8*

Organizations not funded from respective budgets – businesses.

The core business of the issuer on the market in the Central Federal District is provision of telecommunications services. JSC CenterTelecom offers access to PSTN, domestic long-distance and international telephone services, Internet access and data, lease of channels, wireline broadcasting, etc.

The Central Federal District where the Company interests are focused consists of 17 regions (oblasts) with a population accounting for 20% of Russia's total. The district share of Russia's GDP (less Moscow) is estimated by experts at 12.8% signifying a fairly large share compared to other federal districts. In terms of the living standards the district is ranked forth among Russia's seven federal districts, while in terms of the per capita income it is only the seventh. Uneven development of the region is quite evident. There are both fairly well developed regions like the Moscow, Yaroslavl, Belgorod regions, and less developed regions like Kostroma, Ivanovo and Orel.

During past several years a justifiable trend of redistribution of revenues generated by different types of telecommunications services in favor of modern advanced services mostly mobile services was quite obvious. The Central federal District is not an exception. Starting from 1999 the share of traditional telephony (POTS) in the revenues break down fell from 87% to mere 66% benefiting modern services emerged owing to technology development.

Negative factors that are likely to adversely affect sales of the issuer's services.

- economy downturn
- decline in solvency of major customers
- stiffer competition of alternative operators.

In such a case the Company will take the following measures:

1. Completion of the build-out of multiservice networks (MSNs) enabling a significant expansion of the range of offered services with simultaneous improvement of quality of service.
2. Implementation of packaged services based on modern multiservice networks
3. Increasing the activated switching capacity and raising the number of subscribers.
4. Utilizing open code software products to enable the workflow and technology processes (particular to ensure functioning of switching equipment).
5. Making use of leasing for expanding the output.

Provision of substitute services (In particular, there is a surge observed in proliferation of IP-telephony, that under certain changes in market situation may become a substitute for long-distance service). Migration to packet switching from circuit switching for long-distance service.

3.2.6 Policies of using current assets and inventories

Ratio	Calculation following guidelines recommended by FCSM of Russia	9 months of 2003	9 months of 2004
Turnover ratio (days)	365/Costs/Year average inventories	31.17	19.57

The issuer's current assets policies are aimed basically at reducing accounts receivable and inventories, and accelerating the current assets turnover in days.

Acceleration of the turnover for 9 months of 2004 over 9 months of 2003 is due to the reduction by 36% of inventories and growth by 33% of the costs in the reporting period compared to the same period last year.

3.2.7 Raw materials

As JSC CenterTelecom core business is provision of telecommunication services, there are no "raw materials" used in the process; materials are used .

3.2.8 Major competition

Currently CenterTelecom is doing business in the territory of the Central Federal District in 17 regions (Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula and Yaroslavl regions).

Market share of CenterTelecom regional subsidiaries in the telecom service market of the CFD at the 2004 start was 63% (including local cellular operators, but excluding revenues of BeeLine and MTS).

Main competitors of CenterTelecom are **national carriers**. Their combined market share depending on the service type and the region is varying from 1 to 18%. Comincom company is successfully promoting its services in the Black-Soil area, while JSC Central Telegraph is gaining ground in the market of the Moscow region.

Private network operators are no less threatening. Their share is significant in the long-distance market and Internet access, while in the local telephony market their exposure is fairly limited. These operators aggressively penetrate most lucrative market segments. TransTelecom pursues particularly active policy.

As far as the cellular companies are concerned they are searching for entries to other market segments, for instance, Internet access.

Local operators themselves are not competitors of the MegaRegional Company JSC CenterTelecom (henceforth MRC), as their operation areas are limited, though they are prospective partners for national and private network operators, and often present serious competition to regional subsidiaries of JSC CenterTelecom on strategically important markets. IP-operators should be noted specifically, as they offer serious competition on the long-distance and IP access markets.

It should be noted that CenterTelecom's strategic plans envisage changing terms and conditions of interconnection with these carriers to use local operators as channels for promotion of CenterTelecom's services (if the ownership structure of local operators does not ensure control of national operators over them).

Despite active pushing of competitors of CenterTelecom to regional markets CenterTelecom continues to gather substantial infrastructural and financial capacity while for majority of alternative operators this is impossible to do.

One of **the threatening trends** for JSC CenterTelecom in the telecom market of the CFD is over-saturation of the Moscow market and predicted by analysts shifting of telecom activities into regions, resulting in tougher competition.

Market shares, captured in the issuer's opinion, by the issuer itself and its major competitors:

Company	*Market share in 2002, %*	*Market share in 2003, %*
JSC CenterTelecom	*73%*	*63%*
Equant	*1%*	*1.2%*
Golden Telecom	*3%*	*3.6%*
Transtelecom	*1.4%*	*2.4%*
Comincom	*0.2%*	*0.4%*

Source: CominfoConsulting

As JSC CenterTelecom was set up as a unified company in 2002, the information is shown starting from 2002.

Competitive strengths of the Issuer:

- ***extensive infrastructure***
- ***high quality of service despite growing subscriber base.***

The extent to which, in the issuer's opinion, the competitive strengths affects the competitiveness of its products (works, services):

- ***Extensive infrastructure enables offering of a full range of services, including those using advanced technology solutions, thus improving competitiveness of the Company;***
- ***High quality of service ensures strong positive image of the Company and attracts new customers.***

3.2.9 Licenses granted to the issuer

Register of Licenses
Licensees issued by the Ministry of the Russian Federation for Communications and Information

#	License title (terms and conditions of activities)	License Number	Date of the license registration in the Unified Register of Telecommunications Licenses	Valid till	Coverage area
1.	Provision of local and intra tariff band telephone service	# 24064	24.10.2002	24.10.2012	Central Federal District
2.	Provision of international and domestic long-distance telephone services	# 23250	14.11.2002	14.11.2007	Central Federal District
3.	Lease of communications channels:	# 23247	14.11.2002	14.11.2007	Central Federal District
4.	Data services-	# 23248	14.11.2002	14.11.2007	Central Federal District
5.	Provision of telematic services	# 23249	14.11.2002	14.11.2007	Central Federal District
6.	Provision of telegraph services	# 24065	14.11.2002	14.11.2007	Central Federal District
7.	Broadcasting of sound programs on wireline network	# 24339	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions.
8.	Wireline sound program broadcasting: - broadcasting of sound programs on wireline network	#25058	07.02.2003	07.02.2008	Vostochny community, Severnoe, Nekrasovka, township of Kosino of the metropolitan Moscow
	Provision of cellular communications services				
9.	Provision of cellular telephone service in 450 MHz	# 24066	14.11.2002	14.11.2005	Ivanovo region
10.	Provision of cellular telephone service in 450 MHz band (using IMT-MC)	# 30244	30.12.2003	30.12.2013	Ivanovo region
11.	Provision of cellular telephone service in 450 MHz band	# 24067	14.11.2002	14.11.2005	Kostroma region

12.	Provision of cellular telephone service in 450 MHz band (using IMT-MC)	# 30245	30.12.2003	30.12.2013	Kostroma region
13.	Provision of cellular telephone service in 900 MHz band	# 24069	14.11.2002	01.03.2006	Tambov region
14.	Provision of cellular telephone service in 800 MHz band:	# 24070	28.11.2002	28.10.2005	Tula region
15.	Provision of cellular telephone service in 450 MHz band (using IMT-MC)	# 24068	14.11.2002	14.11.2005	Yaroslavl region
16.	Provision of cellular telephone service in 450 MHz band (using IMT-MC)	# 30246	30.12.2003	30.12.2013	Yaroslavl region
	Personal paging services				
17.	Personal radio paging	# 23251	14.11.2002	14.11.2005	Ivanovo region
18.	Personal radio paging	# 23252	14.11.2002	14.11.2005	Yaroslavl region
	Mobile radio communications services				
19.	Mobile radio telephone service	# 24325	14.11.2002	14.11.2007	Belgorod region
20.	Mobile radio telephone service	# 24326	14.11.2002	14.11.2007	Vladimir region
21.	Mobile radio telephone service	# 24327	14.11.2002	14.11.2007	Voronezh region
22.	Mobile radio telephone service	# 24328	14.11.2002	14.11.2007	Ivanovo region
23.	Provision of radio telephone communications services	# 24695	30.12.2002	30.12.2007	Ivanovo region
24.	Mobile radio telephone service	# 24329	14.11.2002	14.11.2007	Kaluga region
25.	Mobile radio telephone service	# 24330	14.11.2002	14.11.2007	Kursk region
26.	Mobile radio telephone service	# 24331	14.11.2002	14.11.2007	Lipetsk region
27.	Mobile radio telephone service	# 24332	14.11.2002	14.11.2007	Moscow region
28.	Mobile radio telephone service	# 14297	09.03.2000	09.03.2005	Moscow region, Stupino area
29.	Mobile radio telephone service	# 24333	14.11.2002	14.11.2007	Orel region
30.	Mobile radio telephone service	# 24334	14.11.2002	14.11.2007	Ryazan region
31.	Mobile radio telephone service:	# 24335	14.11.2002	14.11.2007	Smolensk region
32.	Mobile radio telephone service	# 24336	14.11.2002	14.11.2007	Tver region
33.	Mobile radio telephone service	# 24337	14.11.2002	14.11.2007	Tula region
34.	Mobile radio telephone service	# 24338	14.11.2002	14.11.2007	Yaroslavl region
	TV and radio program broadcasting				
35.	On-air broadcasting of sound programs	# 16541	17.10.2000	17.10.2005	Vladimir region

36.	On-air broadcasting of sound programs	# 23262	01.08.2002	01.08.2005	Voronezh region
37.	On-air broadcasting of sound programs	# 21497	14.03.2002	14.03.2005	Ivanovo region
38.	Broadcasting of sound and TV programs on cable TV networks	# 23533	29.08.2002	29.08.2007	Ivanovo city
39.	TV program broadcasting on Cable TV network	# 27631	18.08.2003	20.08.2006	Vorotynsk community, Babyninski area, Kaluga region
40.	On-air broadcasting of sound programs	# 17394	15.02.2001	15.02.2006	Kaluga region
41.	On-air broadcasting of TV programs	# 28681	31.10.2003	27.08.2008	Kaluga region
42.	On-air broadcasting of TV programs	# 13402	30.11.99	30.11.2004	Kostroma region
43.	TV and sound program broadcasting on a Cable TV network	# 28953	12.11.2003	12.11.2006	Kostroma region
44.	On-air broadcasting of TV programs	# 14429	09.03.2000	09.03.2005	Schigry community, Kursk region
45.	On-air broadcasting of sound programs	# 23557	29.08.2002	29.08.2007	Kursk region
46.	TV program broadcasting on Cable TV network	# 11786	19.03.1999	19.03.2004	Kursk city
47.	On-air broadcasting of sound programs	# 23543	29.08.2002	29.08.2007	Lipetsk region
48.	On-air broadcasting of TV programs	# 23924	04.10.2002	04.10.2007	Towns of Serpukhov, Chekhov of the Moscow region
49.	On-air broadcasting of TV programs	# 20413	10.12.2001	10.12.2006	Towns of Istra, Orekhovo-Zuevo of the Moscow region
50.	On-air broadcasting of sound programs	# 15423	09.06.2000	09.06.2005	the Moscow region
51.	Provision of TV and sound program broadcasting on a Cable TV network	# 28932	12.11.2003	12.11.2006	Towns of Kolomna, Losino-Petrovski, Orekhovo-Zuevo and Orekhovo-Zuevo area of the Moscow region
52.	On-air broadcasting of sound programs	# 18299	18.05.2001	18.05.2006	Tambov region
53.	Broadcasting on a Cable TV network	# 12225	31.05.1999	15.03.2005	Yaroslavl city
54.	On-air broadcasting of sound programs	# 26670	05.06.2003	05.02.2008	Yaroslavl city and adjacent communities of the Yaroslavl region

Licenses issued by the Ministry of the Russian Federation for Publishing, TV and radio broadcasting and mass media.

#	*License title*	*License number*	*Media entity*	*Mass media type*	*Date of issue*	*Valid till*	*License coverage area*
1.	TV program broadcasting	# 7585	Novokhoperskie Zori	On-air sound program broadcasting	27.08.2003	30.11.2005	*The Voronezh region (Yelan'-Koleno and neighboring communities, Novokhopersk and neighboring communities)*
2.	TV broadcasting	# 7696	Ternovskaya wave	On-air radio broadcasting	08.10.2003	29.04.2008	*Ternovka community, Voronezh region*
3.	Sound program broadcasting	# 7508	Iva-Radio	Wireline sound program broadcasting	24.07.2003	24.07.2008	*Ivanovo city, Ivanovo region*
4.	TV broadcasting	# 7655	Cable TV network of Ivanovo region	Cable TV	23.10.2003	23.10.2008	*Ivanovo city*
5.	TV broadcasting	# 7586	Kaluzhskaya Soil	On-air TV	27.08.2003	27.08.2008	*Town of Lyudinovo, Kaluga region neighboring communities)*
6.	Sound program broadcasting	# 7339	Radio Elex	Wireline sound program broadcasting	28.05.2003	11.11.2004 Applications for license renewals are filed with the Federal Services for Supervision of law enforcement in mass media and for protection of cultural heritage as of October 1, 2004. Prospects for the license renewal are favorable, as there were no claims regarding the application..	*Kaluga city*
7.	Sound program	# 7220	Kursk-	Wireline sound program	24.04.2003	14.02.2006	*Kursk city, Kaluga region*

	broadcasting		Channel-Melodia	broadcasting			
8.	TV broadcasting	# 7466	Cable TV Kurskelektrosvyaz	Cable TV	08.07.2003	11.07.2005	*Kursk city*
9.	Radio broadcasting	# 7738	Lipetsk Informradio	Wireline radio	20.09.2003	20.09.2008	*Lipetsk city and the Lipetsk region*
10.	Radio broadcasting	# 8094	Informsvyaz	On-air sound broadcast	23.01.2004	23.01.2009	*Communities: Volovo, town of Dankov, Dobrinka, Izmalkovo, Ploty, Terbuny, Usman', Chaplygin of the Lipetsk region*
11.	Sound program broadcasting	# 7265	Priokskie Zori	Wireline sound program broadcasting	12.05.2003	01.06.2005	*Ryazan city*
12.	Sound program broadcasting	# 7192	Radio Chance	On-air sound program broadcasting	18.04.2003	16.07.2007	*Yaroslavl city and neighboring communities (transmitter located in Dubki)*
13.	Sound program broadcasting	# 7246	Radio Chance	Wireline sound program broadcasting	05.05.2003	24.10.2007	*Yaroslavl city*
14.	TV program broadcasting	# 7195	The Third Planet	Cable TV	18.04.2003	07.05.2006	*Yaroslavl city*

Licenses for non-core activities

#	License title	License number	Date of license registration	Valid till	License coverage area	License issuing authorities
1.	Construction of building of I and II level of responsibility pursuant to the government standards	GS-1-99-02-27-0-5000000970-003321-1	05.12.2002	05.12.2007	Russian Federation	Gosstroy of Russia (Construction regulation agency)
2.	Design and of buildings and facilities of I and II level of responsibility pursuant to the government standards	GS-1-99-02026-0-5000000970-003320-1	05.12.2002	05.12.2007	Russian Federation	Gosstroy of Russia (Construction regulation agency)
3.	Surveying	MOG – 01056G	21.11.2002	21.11.2007	Kursk and Tambov regions	Federal Agency for Geodesics and Mapping
4.	Mapping (map drawing)	MOG – 01057K	21.11.2002	21.11.2007	Kursk and Tambov regions	Federal Agency for Geodesics and Mapping
5.	Medical care	0824	03.02.2003	03.02.2008	Kursk region	Public Health Committee of Kursk region
6.	Medical care	0211/00841	20.12.2003	20.12.2008	Tula region	Public Health Department of Tula region

7.	Medical care	721	18.11.2002	26.04.2008	Yaroslavl region	Public Health and Pharmacy Department of Yaroslavl region Administration
8.	Education activities under education programs	# 54276	11.08.2003	12.08.2006	Moscow region	Ministry of Education of Moscow region
9.	Education	76242502/I 0508	17.12.2002	15.08.2007	Yaroslavl region	Education Department of Yaroslavl region Administration on behalf of Yaroslavl region Administration
10.	Fire alarm and extinguishing	# 1 /00818	21.02.2003	21.02.2008	Russian Federation	Ministry of the Russian Federation for Civil Defense, Emergencies, coping with natural disasters Fire fighting department
11.	Installation, repair, and maintenance of fire fighting equipment and tools for building and facilities	# 2/ 01455	21.02.2003	21.02.2008	Russian Federation	Ministry of the Russian Federation for Civil Defense, Emergencies, coping with natural disasters Fire fighting department
12.	Operation of electric power grids	50007938	28.04.2003	27.04.2008	Russian Federation	Ministry of Power Industries of the Russian Federation
13.	Retail sales of alcoholic liquor	BRN AR 06009	23.12.2002	23.12.2005	Bryansk region	Licensing Committee of Bryansk region
14.	Repair of measurement devices	# 001500-R	03.03.2004	03.03.2009	Russian Federation	State Committee of RF for Standardization and Metrology
15.	Operation and maintenance of explosion-hazard production facilities	# 00-EV-002491 (C)	25.03.2004	25.03.2009	Russian Federation	Federal industrial and mining supervisory body of Russia
16.	Geologic exploration and site production of field fresh water for drinking and other purposes at recuperation and rest facilities.	#53172	14.07.2003	01.01.2020	Plot of land and underground near Gomonikha village in Krasnosel'ski area of the Kostroma region	Office for Kostroma region of the Ministry of Natural Resources of the RF
17.	Maintenance of cipher (cryptographic) machines	1816 H	20.09.2004	13.05.2009	Tambovski subsidiary of JSC CenterTelecom	Licensing, certification and state secret protection center of the Federal Security Service (FSB)
18.	Distribution of cipher (cryptographic) machines	1817 R	20.09.2004	13.05.2009	Tambovski subsidiary of JSC CenterTelecom	Licensing, certification and state secret protection center of the Federal Security Service (FSB)
19.	Provision of services for information ciphering	1818 U	20.09.2004	13.05.2009	Tambovski subsidiary of JSC CenterTelecom	Licensing, certification and state secret protection center of the

						Federal Security Service (FSB)
20.	Activities on technical protection of confidential information	#0210	11.05.2004	11.05.2009	Subsidiaries of JSC CenterTelecom	State Technical Commission with the President office
21.	Activities related to handling information containing state secrets	№ 5500	16.12.2003	16.12.2008	6 Degtiarny Per., build. 2, GSP-3, Moscow, Russia	Local office for Moscow city and Moscow region of the Federal Security Service
1	Activities related to handling information containing state secrets (original copy)	№ 5500/1	28.01.2004	16.12.2008	22 Komsomolskaya Street, Yaroslavl	Local office for Moscow city and Moscow region of the Federal Security Service
2	Activities related to handling information containing state secrets (original copy)	№ 5500/2	28.01.2004	16.12.2008	38 Teatralnaya Street, Kaluga	Local office for Moscow city and Moscow region of the Federal Security Service
3	Activities related to handling information containing state secrets (original copy)	№ 5500/3	28.01.2004	16.12.2008	33 Lenina Prospekt, Tula	Local office for Moscow city and Moscow region of the Federal Security Service
4	Activities related to handling information containing state secrets (original copy)	№ 5500/4	28.01.2004	16.12.2008	9 Karl Marx Square, Bryansk	Local office for Moscow city and Moscow region of the Federal Security Service
5	Activities related to handling information containing state secrets (original copy)	№ 5500/5	28.01.2004	16.12.2008	1b Mira Street, Pochep, Bryansk region	Local office for Moscow city and Moscow region of the Federal Security Service
6	Activities related to handling information containing state secrets (original copy)	№ 5500/6	28.01.2004	16.12.2008	14 Sevskaya Street, Trubchevsk, Bryansk region	Local office for Moscow city and Moscow region of the Federal Security Service
7	Activities related to handling information containing state secrets (original copy)	№ 5500/7	28.01.2004	16.12.2008	35 Revolution pr., Voronezh	Local office for Moscow city and Moscow region of the Federal Security Service
8	Activities related to handling information containing state secrets (original copy)	№ 5500/8	28.01.2004	16.12.2008	19 Sovetskaya Street, Anna town, Voronezh region	Local office for Moscow city and Moscow region of the Federal Security Service
9	Activities related to handling information containing state secrets (original copy)	№ 5500/9	28.01.2004	16.12.2008	23 Lenina Street, Liski, Voronezh region	Local office for Moscow city and Moscow region of the Federal Security Service
10	Activities related to handling information containing state secrets (original copy)	№ 5500/10	28.01.2004	16.12.2008	6 Oktyabrskoy Revolution Street, Smolensk	Local office for Moscow city and Moscow region of the Federal Security Service

	11	Activities related to handling information containing state secrets (original copy)	№ 5500/11	28.01.2004	16.12.2008	township, Yartsevo, Smolensk region	Local office for Moscow city and Moscow region of the Federal Security Service
	12	Activities related to handling information containing state secrets (original copy)	№ 5500/12	28.01.2004	16.12.2008	8 Krasnaya Square, Kursk	Local office for Moscow city and Moscow region of the Federal Security Service
	13	Activities related to handling information containing state secrets (original copy)	№ 5500/13	28.01.2004	16.12.2008	17 Karl Marx Street, Fatezh, Kursk region	Local office for Moscow city and Moscow region of the Federal Security Service
	14	Activities related to handling information containing state secrets (original copy)	№ 5500/14	28.01.2004	16.12.2008	28 Astrakhanskaya Street, Tambov	Local office for Moscow city and Moscow region of the Federal Security Service
	15	Activities related to handling information containing state secrets (original copy)	№ 5500/15	28.01.2004	16.12.2008	6 Kotovskogo Street, Sosnovka, Tambov region	Local office for Moscow city and Moscow region of the Federal Security Service
	16	Activities related to handling information containing state secrets (original copy)	№ 5500/16	28.01.2004	16.12.2008	42 Gorkogo Street, Vladimir	Local office for Moscow city and Moscow region of the Federal Security Service
	17	Activities related to handling information containing state secrets (original copy)	№ 5500/17	28.01.2004	16.12.2008	29 Narodnogo Opolchenia Street, building 2, Moscow	Local office for Moscow city and Moscow region of the Federal Security Service
	18	Activities related to handling information containing state secrets (original copy)	№ 5500/18	28.01.2004	16.12.2008	6 Nekrasova Street, Zvenigorod, Moscow region	Local office for Moscow city and Moscow region of the Federal Security Service
	19	Activities related to handling information containing state secrets (original copy)	№ 5500/19	28.01.2004	16.12.2008	69 Karl Marx Street, Egoryevsk, Moscow region	Local office for Moscow city and Moscow region of the Federal Security Service
	20	Activities related to handling information containing state secrets (original copy)	№ 5500/20	14.04.2004	16.12.2008	43 Lenina Street, Orel	Local office for Moscow city and Moscow region of the Federal Security Service
	21	Activities related to handling information containing state secrets (original copy)	№ 5500/21	14.04.2004	16.12.2008	30 25 Oktyabrya Street, Kromy, Orel region	Local office for Moscow city and Moscow region of the Federal Security Service
	22	Activities related to handling information containing state secrets (original copy)	№ 5500/22	12.05.2004	16.12.2008	43 Schedrina Street, Ryazan	Local office for Moscow city and Moscow region of the Federal Security Service

	23	Activities related to handling information containing state secrets (original copy)	№ 5500/23	12.05.2004	16.12.2008	7 Gagarina Street, Starozhilovo, Ryazan region	Local office for Moscow city and Moscow region of the Federal Security Service
22.		Performing measures and/or provision of services for protection of state secrets	№ 5501	16.12.2003	16.12.2008	6 Degtiarny Pereulok, Building 3, Moscow	Local office for Moscow city and Moscow region of the Federal Security Service
	1	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/1	16.12.2003	16.12.2008	38 Teatralnaya Street, Kaluga	Local office for Moscow city and Moscow region of the Federal Security Service
	2	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/2	16.12.2003	16.12.2008	35 Revolution pr., Voronezh	Local office for Moscow city and Moscow region of the Federal Security Service
	3	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/3	04.03.2004	16.12.2008	6 Oktyabrskoy Revolution Street, Smolensk	Local office for Moscow city and Moscow region of the Federal Security Service
	4	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/4	04.03.2004	16.12.2008	38 Teatralnaya Street, Kaluga	Local office for Moscow city and Moscow region of the Federal Security Service
	5	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/5	14.04.2004	16.12.2008	43 Lenina Street, Orel	Local office for Moscow city and Moscow region of the Federal Security Service
	6	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/6	14.04.2004	16.12.2008	8 Krasnaya Square, Kursk	Local office for Moscow city and Moscow region of the Federal Security Service
	7	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/7	22.04.2004	16.12.2008	2v Astrakhanskaya Street, Tambov	Local office for Moscow city and Moscow region of the Federal Security Service
	8	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/8	22.04.2004	16.12.2008	33 Lenina Prospekt, Tula	Local office for Moscow city and Moscow region of the Federal Security Service
	9	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/9	12.05.2004	16.12.2008	43 Schedrina Street, Ryazan	Local office for Moscow city and Moscow region of the Federal Security Service
23		Performing measures and/or provision of services for protection of state secrets (original copy)	#1246 M	05.05.2004	16.12.2008	JSC CenterTelecom	Licensing, certification and state secret protection center of the FSB of Russia

	1	Performing measures and/or provision of services for protection of state secrets (original copy)	#1246 /1 M	05.05.2004	16.12.2008	3 Revolution Square, Belgorod	Licensing, certification and state secret protection center of the FSB of Russia
	2	Performing measures and/or provision of services for protection of state secrets (original copy)	#1246 /2 M	05.05.2004	16.12.2008	9 Karl Marx Square, Bryansk	Licensing, certification and state secret protection center of the FSB of Russia
	3	Performing measures and/or provision of services for protection of state secrets (original copy)	#1246 /3 M	05.05.2004	16.12.2008	42 Gorkogo Street, Vladimir	Licensing, certification and state secret protection center of the FSB of Russia
	4	Performing measures and/or provision of services for protection of state secrets (original copy)	#1246 /4 M	05.05.2004	16.12.2008	35 Revolution Prospekt, Voronezh	Licensing, certification and state secret protection center of the FSB of Russia
	5	Performing measures and/or provision of services for protection of state secrets (original copy)	#1246 /5 M	05.05.2004	16.12.2008	1 10th of August Street, Ivanovo	Licensing, certification and state secret protection center of the FSB of Russia
	6	Performing measures and/or provision of services for protection of state secrets (original copy)	#1246 /6 M	05.05.2004	16.12.2008	38 Teatralnaya Street, Kaluga	Licensing, certification and state secret protection center of the FSB of Russia
	7	Performing measures and/or provision of services for protection of state secrets (original copy)	#1246 /7 M	05.05.2004	16.12.2008	1 Podlipaeva Street, Kostroma	Licensing, certification and state secret protection center of the FSB of Russia
	8	Performing measures and/or provision of services for protection of state secrets (original copy)	#1246 /8 M	05.05.2004	16.12.2008	8 Krasnaya Square, Kursk	Licensing, certification and state secret protection center of the FSB of Russia
	9	Performing measures and/or provision of services for protection of state secrets (original copy)	#1246 /9 M	05.05.2004	16.12.2008	35a Tereshkovoy Street, Lipetsk	Licensing, certification and state secret protection center of the FSB of Russia
	10	Performing measures and/or provision of services for protection of state secrets (original copy)	#1246 /10 M	05.05.2004	16.12.2008	23 Proletarskaya Street, Khimki, Moscow region	Licensing, certification and state secret protection center of the FSB of Russia
	11	Performing measures and/or provision of services for protection of state secrets (original copy)	#1246 /11 M	05.05.2004	16.12.2008	43 Lenina Street, Orel	Licensing, certification and state secret protection center of the FSB of Russia
	12	Performing measures and/or provision of services for protection of state secrets (original copy)	#1246 /12 M	05.05.2004	16.12.2008	43 Schedrina Street, Ryazan	Licensing, certification and state secret protection center of the FSB of Russia

13	Performing measures and/or provision of services for protection of state secrets (original copy)	#1246 /13 M	05.05.2004	16.12.2008	6 Ortyabrskoy Revolution Street, Smolensk	Licensing, certification and state secret protection center of the FSB of Russia
14	Performing measures and/or provision of services for protection of state secrets (original copy)	#1246 /14 M	05.05.2004	16.12.2008	2v Astrakhanskaya Street, Tambov	Licensing, certification and state secret protection center of the FSB of Russia
15	Performing measures and/or provision of services for protection of state secrets (original copy)	#1246 /15 M	05.05.2004	16.12.2008	24 Novotorzhskaya Street, Tver	Licensing, certification and state secret protection center of the FSB of Russia
16	Performing measures and/or provision of services for protection of state secrets (original copy)	#1246 /16 M	05.05.2004	16.12.2008	33 Lenina Prospekt, Tula	Licensing, certification and state secret protection center of the FSB of Russia
17	Performing measures and/or provision of services for protection of state secrets (original copy)	#1246 /17 M	05.05.2004	16.12.2008	22 Komsomolskaya Street, Yaroslavl	Licensing, certification and state secret protection center of the FSB of Russia
24.	Production of underground fresh water for production needs of an enterprise	#502365	22.09.2003	01.09.2013	South-Western part of Alekseevka town, Belgorod region	Ministry of Natural Resources of the Russian Federation
25.	Use of water	#00333	10.10.2003	10.10.2006	Tver city	Main Department of natural resources and environment protection for Tver region of the Ministry of Natural resources of the Russian Federation
26	Utilization of underground resources	56230	09.09.2004	20.06.2008	Tambov region	Main Department of natural resources and environment protection for Tambov region

If a renewal is required the application for renewal shall be filed not later than 2 months and not earlier than 6 months before expiry of the license.

As a rule JSC CenterTelecom is able to secure license renewals.

3.2.10 Joint activities in partnership

No joint partnership activities

3.2.11 Additional requirements to be met by issuers for which telecom service provision is the core activities.

a) Licenses to render telecommunications services

Licenses issued by the Ministry of the Russian Federation for Telecommunications and Information

Licenses issued by the Ministry of the Russian Federation for Telecommunications and Information

#	License title	License number	Conditions of activities	Subscriber base	Date of issue	Valid till
1.	Provision of local and intra tariff band telephone service	# 24064	- local and intra tariff band public telephone service - telephone service using intelligent network features.	Total installed switching capacity at least 6,657,000 lines	24.10.2002	24.10.2012
2.	Provision of international and domestic long-distance telephone services (at public telephone offices and public pay phones).	# 23250	- local, domestic long-distance and international public telephone services at public telephone officers and using a network of payphones	Total installed capacity at 30,044 public payphones and 3,837 public telephone offices.	14.11.2002	14.11.2007
3.	Lease of telecommunications channels	# 23247	- provision to customers of local, long-distances channels and links, channels for TV and sound programs, circuits for transmission of telecommunications signals.	Total number of provisioned voice-frequency channels, digital bearers including in network paths is 11,083	14.11.2002	14.11.2007
4.	Data services	# 23248	- public data network services	Installed switching capacity should ensure connection of at least 257,460 users by the expiry, at least 119,338 users must be connected by the end of 2003.	14.11.2002	14.11.2007
5.	Provision of telematic services	# 23249	- public telematic services (e-mail, access to directory services, fax transmission, message handling service, voice mail services, speech message service, audio and video conference call service);	Installed switching capacity shall ensure connection of at least 502,115 users by the license expiry, including at least 270,156 users by the end of 2003. Throughput of voice by the license expiry date shall be at least 2,986 simultaneous calls and at least 970 calls by the end of 2003. Number of participants in a video-conference call shall be 603. Number of public studios for users by the license expiry at least 1,097 and at least 664 by the end of 2003	14.11.2002	14.11.2007

6.	Provision of telegraph services	# 24065	- telegraph services (receive/transmit, delivery of telegrams, AT/telex network services)	Installed capacity of telegraph switching facilities should ensure meeting the demand for the telegraph services in the licensed territory.	14.11.2002	14.11.2007
7.	Provision of sound program broadcasting over a wireline network	# 24339	- broadcasting of sound program over a wireline network	-	14.11.2002	14.11.2007
8.	Provision of sound program broadcasting over a wireline network	#25058	- broadcasting of sound program over a wireline network	-	07.02.2003	07.02.2008
9.	Provision of cellular telephone service in 450 MHz band	# 24066	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 2,000 lines and 10%, by the end of 2005: 3,000 lines and 60%.	14.11.2002	14.11.2005
10.	Provision of cellular telephone service in 450 MHz band using IMT-MC	#30244	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6,000 lines, by 2013 – 16,000 lines	30.12.2003	30.12.2013
11.	Provision of cellular telephone service in 450 MHz band	# 24067	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 2,000 lines and 10%, by the end of 2005: 3,000 lines and 60%.	14.11.2002	14.11.2005
12.	Provision of cellular telephone service in 450 MHz band using IMT-MC	#30245	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6,000 lines, by 2013 – 16,000 lines	30.12.2003	30.12.2013
13.	Provision of cellular telephone service in 900 MHz band	# 24069	- cellular public telephone service using GSM standard in 900 MHz band	Installed network capacity and coverage as at 01.01.2006: at least 80,000, 80% coverage.	14.11.2002	01.03.2006
14.	Provision of cellular telephone service in 800 MHz band	# 24070	- cellular public telephone service using GSM standard in 800 MHz band	Installed network capacity and coverage as at 01.01.2006: at least 1,000, 100% coverage.	28.11.2002	01.10.2006
15.	Provision of cellular telephone service in 450 MHz band	# 24068	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 3,000 lines and 15%, by the end of 2005: 10,000 lines and 60%.	14.11.2002	14.11.2005
16.	Provision of cellular telephone service in 450 MHz band using IMT-MC	#30246	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6,000 lines, by 2013 – 16,000 lines	30.12.2003	30.12.2013
17.	Personal radio paging service	# 23251	- personal radio paging on public telecommunications network	Upper limit– 10,000, using the frequency of 159,6375 MHz.	14.11.2002	14.11.2005
18.	Personal radio paging service	# 23252	- personal radio paging on public telecommunications network	Upper limit– 20,000, using the frequency of 157,225 MHz, 165,000 MHz.	14.11.2002	14.11.2005
19.	Mobile radio telephone service	# 24325	- mobile radio telephone service on public telecommunications network	Upper limit of number of subscribers is 300 using 330 MHz band	14.11.2002	14.11.2007
20.	Mobile radio telephone service	# 24326	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 500, using 330 MHz band	14.11.2002	14.11.2007

21.	Mobile radio telephone service	# 24327	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 1,800, using 330 MHz band	14.11.2002	14.11.2007
22.	Mobile radio telephone service	# 24328	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 800, using 330 MHz band	14.11.2002	14.11.2007
23.	Provision of radio-telephone service	# 24695	- radio-telephone service over a public network	Installed capacity by 2007 end – at least 600 lines in 828-831 MHz and 873-876 MHz bands	30.12.2002	30.12.2007
24.	Mobile radio telephone service	# 24329	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 480, using 330 MHz band	14.11.2002	14.11.2007
25.	Mobile radio telephone service	# 24330	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007
26.	Mobile radio telephone service	# 24331	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007
27.	Mobile radio telephone service	# 24332	- mobile radio telephone service on public telecommunications network.	Upper limit of subscriber number 4000, using 330 MHz band	14.11.2002	14.11.2007
28.	Mobile radio telephone service	# 14297	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 150, of which 50 entitled to be connected to user corporate network.	09.03.2000	09.03.2005
29.	Mobile radio telephone service	# 24333	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 200, using 330 MHz band	14.11.2002	14.11.2007
30.	Mobile radio telephone service	# 24334	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 500, using 330 MHz band	14.11.2002	14.11.2007
31.	Mobile radio telephone service	# 24335	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 500, using 330 MHz band	14.11.2002	14.11.2007
32.	Mobile radio telephone service	# 24336	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 270, using 330 MHz band	14.11.2002	14.11.2007
33.	Mobile radio telephone service	# 24337	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 900, using 330 MHz band	14.11.2002	14.11.2007
34.	Mobile radio telephone service	# 24338	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007
35.	On-air broadcasting of sound programs	# 16541	- on-air broadcasting of sound programs	Some 862.5 thousand listeners in the Vladimir region are able to receive radio broadcasting programs.	17.10.2000	17.10.2005
36.	On-air broadcasting of sound programs	# 23262	- on-air broadcasting of sound programs	Some 58.3 thousand listeners in the Vladimir region are able to receive radio broadcasting programs.	01.08.2002	01.08.2007
37.	On-air broadcasting of sound programs	# 21497	- on-air broadcasting of sound programs	Some 272.4 thousand listeners in the Ivanovo region are able to receive radio broadcasting programs.	14.03.2002	14.03.2007
38.	Broadcasting of sound and TV programs on cable TV networks	# 23533	- broadcasting of sound and TV programs on cable TV networks	Up to 10 thousand subscribers	29.08.2002	29.08.2007
39.	TV program broadcasting on Cable TV network	# 27631	- broadcasting of TV programs on cable TV networks	Up to 1.3 thousand subscribers	18.08.2003	20.08.2006
40.	On-air broadcasting of	# 17394	- on-air broadcasting of sound programs	Some 64 thousand listeners in the Kaluga region are	15.02.2001	15.02.2006

	sound programs			able to receive radio broadcasting programs		
41.	On-air broadcasting of TV programs	# 28681	- on-air broadcasting of TV and sound programs	Some 64.1 thousand viewers are able to receive TV broadcasting programs	31.10.2003	27.08.2008
42.	On-air broadcasting of TV programs	# 13402	- On-air broadcasting of TV and sound programs	Some 77.4 thousand viewers are able to receive TV broadcasting programs	30.11.99	30.11.2004
43.	On-air broadcasting of TV programs over cable TV network	№ 28953	- Provision of on-air broadcasting of TV programs over cable TV network	Up to 60,000 subscribers	12.11.2003	12.11.2006
44.	On-air broadcasting of TV programs	# 14429	- On-air broadcasting of TV programs	Some 22.4 thousand viewers are able to receive TV broadcasting programs in the Kursk region	09.03.2000	09.03.2005
45.	On-air broadcasting of sound programs	# 23557	- on-air broadcasting of sound programs	Some 90 thousand listeners in the Kursk region are able to receive radio broadcasting programs	29.08.2002	29.08.2007
46.	TV program broadcasting on Cable TV network	# 11786	- broadcasting of TV programs on a Cable TV network	Up to 30 thousand subscribers	19.03.1999	19.03.2004
47.	On-air broadcasting of sound programs	# 23543	- on-air broadcasting of sound programs	Some 744 thousand listeners in the Lipetsk region are able to receive radio broadcasting programs	29.08.2002	29.08.2007
48.	On-air broadcasting of TV programs	# 23924	- On-air broadcasting of TV programs	Service provision shall start from December 1, 2003	04.10.2002	04.10.2007
49.	On-air broadcasting of TV programs	# 20413	- On-air broadcasting of TV programs	Some 304.2 thousand viewers are able to receive TV broadcasting programs in the Moscow region	10.12.2001	10.12.2006
50.	On-air broadcasting of sound programs	# 15423	- on-air broadcasting of sound programs	Some 5,096.1 thousand listeners in the Moscow region are able to receive radio programs	09.06.2000	09.06.2005
51.	Broadcasting of TV and sound programs over cable TV network	# 28932	- provision of on-air broadcasting of TV and sound programs over cable TV network	68,000 subscribers	12.11.2003	12.11.2006
52.	On-air broadcasting of sound programs	# 18299	- on-air broadcasting of sound programs	Some 381.8 thousand listeners in the Tambov region are able to receive radio broadcasting programs	18.05.2001	18.05.2006
53.	Broadcasting on a Cable TV network	# 12225	- broadcasting of sound and TV programs over a Cable TV network	Up to 120,000 subscribers	31.05.1999	15.03.2005
54.	On-air broadcasting of sound programs	# 26670	- on-air broadcasting of sound programs	Some 789.2 thousand listeners are able to receive radio broadcasting programs	05.06.2003	16.07.2007

Terms and conditions for a possibility of license renewals:

1. Carrying out activities under a license by the licensee without violations of the license conditions.
2. Timely application to the licensing authorities with a request for the license renewal and submission of all required documents as provided for by the Federal Telecommunications Act.
3. Compliance by the licensee with standards, rules, regulations.
4. Technical availability of implementation of the licensed activities.

Deadlines for meeting by the issuer of its obligations on creation of a subscriber base are met according to the license validity conditions.
Extent of meeting by the issuer of these obligations: fulfilled according to the license requirements.
Factors that might adversely affect fulfillment by the issuer of its license obligations: circumstances beyond the reasonable control.
Probability of occurrence of such negative factors: not found

b) Telecommunications networks

Local telecommunications

JSC CenterTelecom is the principal operator in the telecom market of central Russia for provision of an access to the local telephone network.

JSC CenterTelecom is the largest among MultiRegional telecommunications companies created in 2002. The Company owns a well developed telecommunications infrastructure in the most densely populated area of Russia, accounting for 20% of Russia's total population.

The Company operates in 17 constituents entities of the Russian Federation.

JSC CenterTelecom provides a wide range of services, like POTS, Internet, data, on-air and Cable TV, wireline and UHF radio, lease of channels and other resources, etc. The Company also offers public network interconnection to other operators.

Installed switching capacity of JSC CenterTelecom telephone network as of October 1, 2004 according to current information is 6,681,660 subscriber lines.

Nowadays local telephone networks constitute a complex system with some 9,000 switches of different makes. Telecommunications network of JSC CenterTelecom is constantly improved and modernized. New digital exchanges and switching nodes are brought into service, digital links and microwave lines are built. Capacity of digital switches as of October 1, 2004 accounts for 45.9% of the total installed switching capacity. Installation of modern digital switches both locally made and from foreign vendors not only expands network switching capacity but also makes it possible to offer a wider range of services, including Internet, ISDN, data, etc. In 3Q2004 some 133,017 lines were installed and put into operation at telephone exchanges, of which 115,757 lines at urban switches, and 17,260 at switches in rural areas.

Urban telephone lines account for 85 % of the total PSTN capacity of JSC CenterTelecom, while capacity of rural networks makes up the rest (15%); evidencing a clear dominance of urban telephone networks in the overall structure of local telecommunications of the Company.

Cable and linear assets of the local networks of JSC CenterTelecom are installed and used for provision of services according to licenses. Total length of the cable links is 715,239 km, and the figure is constantly growing, of which some 4.992 thousand are fiber-optic links.

Long-distance telecommunications

JSC CenterTelecom offers domestic long-distance and international telecommunication services based on agreements with Russia's leading long-distance carrier – OJSC Rostelecom.

Traffic between local telephone networks and trunk network of Rostelecom is routed via long-distance exchanges. At the moment JSC CenterTelecom owns 25 such switches. Both fiber-optic and microwave links are used for trunk links and distribution networks.

The length of intra tariff band trunk transmission channels according to current data as of October 1, 2004 is 30,534.283 km, including 11,633.883 km of fiber-optic links laying a solid basis for provision of high-quality digital channels and trunk links. Only certified for compliance and meeting strict requirements fiber-optic cables are used. Some 885.083 km of intra tariff-band fiber-optic links were commissioned for service for 9 months of 2004.

Installed capacity of long-distance telephone switches is currently 116,115 ports (as of October 1, 2004). In 3Q2004 there was no increase in the capacity of the long-distance exchanges.

All local centers and key regional cities have an access to IDD telephone service. The Company bills its customers for long-distance services, collects payments in respect of the services rendered, and settles accounts with Rostelecom for carrying long-distance traffic.

SUMMARY

of radio frequencies allocated by bodies of the State radio-frequency service according to applicable law for provision of telecommunications services using radio-electronic means in the Central Federal District of the Russian Federation

In order to provide telecommunications services using means of radio-electronic communications the following frequency resources were allocated to JSC CenterTelecom:

1. To provide on-air TV and radio broadcasting (TV and sound program on-air broadcasting) in the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Tambov, Tver, Yaroslavl regions – altogether 132 radio frequency assignments, executed

in 42 permits granted by the Federal State Unitary Enterprise Main Radio Frequency Center and Ministry of Communications (the "permits").

2. To provide cellular radio-telephone services using NMT-450 standard in the territory of Ivanovo, Kostroma and Yaroslavl regions – altogether 440 frequency assignments, executed in 8 permits.
3. To provide cellular radio-telephone services in the territory of Tambov region:
using GSM-900 – altogether 712 frequency assignments in 6 permits;
using GSM-1800 standards – 36 frequency assignments in one permit.
4. To provide cellular radio-telephone services using AMPS/DAMPS standards in the territory of Tula – altogether 24 frequency assignments in one permit.
5. To provide mobile radio-telephone service using MRT 1327 (Altay) standard in the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tver, Tula, Yaroslavl regions – altogether 910 frequency assignments in 27 permits.
6. To provide personal radio-paging services in the territory of the Ivanovo and Yaroslavl regions – altogether 15 frequency assignments in two permits.
7. To provide local telephony services using wireless access systems in the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tula regions – altogether 228 radio frequency assignments (radio channels) in 65 permits.

Additionally, 456 frequency assignments in 102 permits were secured for provisioning of transmission systems on local and trunk lines using microwave facilities.

3.4 Plans of future activities of the issuer

Until the year end scheduled developments to expand and upgrade the existing local and trunk networks will be continued based on implementation of new technologies. In4Q2004 it is planned to commission for operation facilities with installed switching capacity of 171,485 lines, in some subsidiaries fiber-optic links with the total length of over 1,500 km will be brought into operation; in Tulski and Yaroslavski subsidiaries new long-distance exchanges will be built with installed capacity of 1,260 circuits. Gradual migration of PSTN to multiservice networks offering a wide range of services is the strategic direction of network development.

JSC CenterTelecom continues a wide-scale deployment of multiservice networks in keeping with CenterTelecom's plans to consolidate the Company's position on new service markets (Internet access, packet telephony, data) and to meet the demand for these services of individual subscribers, private businesses and state authorities.

Under Svyazinvest's guidance JSC CenterTelecom participates in the development of a system design to deploy a corporate data network of Svyazinvest's Group of companies, that will unite local networks of subsidiaries with the General Directorate of JSC CenterTelecom and Svyazinvest, will ensure reliable communications for integrated corporate information infrastructure. This network is scheduled for completion within short-term period to enable JSC CenterTelecom as early as in near future to switch to new information technologies in the management of the Company.

3.5 The issuer's participation in industrial, banking and financial groups, holdings, concerns and associations.

Industrial, banking, financial groups, holdings, concerns, association in which the issuer is a participant (member).

	Organization	Joined in	Functions	Objectives of participation
1	Association of joint-stock telecommunications companies of the Central Black-Soil area of Russia.	1995	Coordination of activities in the Central Black-Soil area in the field of telecommunications. Representation and pursuit of common interests in government	Participation in the development of new forms of management in telecommunications companies. Setting up a consistent system of training of

			and other bodies and international organizations.	managers, experts and other specialist in telecommunications. Facilitating government efforts and initiatives aimed at development of telecommunications systems in the area.
2	Association of quality of service control in telecommunications and informatics – International Congress of quality in telecommunications.	2000	Encouraging and facilitating development and improvement of quality of government, corporate management, investment attractiveness and competitive strength of organizations on information and telecommunications market.	Gathering information about quality of products and services on the Russian telecommunications market, on activities of other telecommunications companies in Russia.
3	Association of Paging Operators	1996	Coordination of telecom operators' activities in providing paging services.	Encouraging and facilitating development of paging services.
4	Association of operators of CDMA networks.	1998	Development of common approaches to solution of common network and system issues.	Coordination of business activities, protection of interests of operators providing services using CDMA standard. Relations with CDMA equipment manufactures.
5	International association MART	2000	Coordination of telecom operators' activities in providing TV and sound program broadcasting.	Offering technical and information assistance to members of the Association and regional companies of Cable and on-air TV.
6	Association of operators of federal business service Iskra	1999	Promotion of and facilitating development of the Interconnected Telecommunications Network of the Russian Federation; installation of locally manufactured and foreign made equipment and software to improve quality of telecommunications services offered by SDO Iskra.	Participation in development of the Interconnected Telecommunications Network of the Russian Federation; installation of locally manufactured and foreign made equipment and software to improve quality and expand the range of telecommunications services offered by SDO Iskra.
7	Bryansk regional association of industrial and commercial enterprises (employers).	1990	Consolidation of efforts of the staff and personnel of businesses and organizations – members of the Association to implement the Comprehensive program of social and economic	Improving efficiency and protecting interests of commercial and industrial enterprises of the region. Uniting and coordinating activities of the regional employers in economic development. Creating

			development of the region.	conducive environment for growth and implementation of new technologies in businesses.
8	Kaluzhskaya regional Association of manufacturers and entrepreneurs Region.	1994	Creating favorable conditions for faster development and implementation of achievements of science and technology by industrial enterprises.	Facilitating development, co-operation and specialization of production in the evolving market environment. Improving expertise of managers and employees of businesses. Facilitating stabilization of economy and improving living standards of the regional population.
9	Autonomous not-for-profit organization Kaluzhski scientific center.	1997	Special annual allowances named after Golubitski are paid to 10 students of Moscow Bauman's Technical University and Kaluga State University.	Development of scientific and technology potential of the region.
10	Not-for-profit partnership TelecomForum.	2003	Supporting and facilitating emerging information society in Russia as a part of the global information village. Facilitating development of the information-telecommunications infrastructure in the Russian federation.	Solving by an informal dialogue issues of relations with foreign telecommunications companies, Ministry of Information technology and Communications of the Russian Federations, JSC Svyazinvest, other government bodies, and Russian businesses and organizations active in telecommunications and informatization.
11	Volga regional association of telecommunications and IT engineers Teleinfo	1996	Assisting implementation of the state-of-the-art technologies on telecommunications networks in the country. Upgrade, reconstruction and digitalization of urban, local and rural telecommunications nodes. Publishing the regional scientific and practical magazine Telecommunications field of the regions (TPR). Organizing annual International telecommunications workshops, conferences, Samara telecommunications	Training of young experts and specialist. Upgrade and construction of digital exchanges and their technical maintenance. Cooperation with the regional scientific and practical magazine TPR. Implementation of scientific and technology products within the framework of school curriculum.

			symposium.	
12	Not-for-profit partnership Football Club Spartak-Telecom.	1996	representation of the region's interest in the II and III divisions of Russia's football championship. In December 2003 the administration of Ivanovo region and founders of the football clubs Spartak-telecom and Tekstilschik Ivanovo decided to unite both clubs. The club has two pitches on the books (in Ivanovo and Shuya in Ivanovo region) featuring the required infrastructure, youth sports school, transportation.	Formation of teams representing the football club in various competitions; participation in the championship and cup of Russia, and international competitions.
13	Union of industrialists and entrepreneurs of the Ivanovo region.	n/a	Developing and making proposals to executive bodies and legislation authorities of Ivanovo region aimed at optimizing the pursued economic policies.	Receiving information about rates charged by monopolies.
14	Association of joint-stock telecommunications companies of the Central Black-soil Area.	1997	Solution of issues related to an accelerated development of telecommunications organizations and improving living standards of telecommunications workers. Facilitating development, cooperation and specialization in provision of telecommunications services. Ensuring implementation of the government policies in the telecommunications industry in the area through implementation of federal, industrial, regional programs and projects.	Coordination of activities in the telecommunications industry in the Central Black-soil Area. Presentation of common interest before government bodies, in relations with other entities, including international organizations.
15	Non-government pension fund Telecom-Soyuz.	2002	Realization of social objectives by payment of non-governmental pensions to the Fund participants, payment of accumulated pension to	Serving prominent veterans of subsidiaries and General Directorate of JSC CenterTelecom, eligible for non-government pension care.

			the insured persons and payment of professional pensions to the insured members.	
6	Organization: International association of cellular operators GSM MoU.	1998	Development of systems using GSM900/1800 standards, satellite GSM communications systems and GSM platform. Provision of international roaming. Maintenance and development of standardized services (voice, data, multimedia); equipment certification, drawing up international agreements on mobile stations, SIM-cards (algorithms A3-A8, A5), signaling protocols (MAP, INAP), billing and settlement systems (TAP1-TAP3), security tone codes.	receiving coding algorithms for SIM-cards used in mobile phones to ensure information security. Replacement of coding used in mobile phones (RUS-98 in Tambov GSM).
17	Association of cellular mobile operators using GSM standard.	1995	Development GSM900/1800 systems, satellite GSM systems and GSM platform. Provision of international roaming. Maintenance and development of standardized services (voice, data, multimedia).	Development of standards, equipment certification, drawing up international agreements on mobile stations, SIM-cards (algorithms A3-A8, A5), signaling protocols (MAP, INAP), billing and settlement systems (TAP1-TAP3), security tone codes. Taking part in drafting legal acts and regulations in telecommunications, healthcare and environment protection.
18	Association of operators providing telecommunications services by way of public payphones, equipment manufacturers, research and development institutes, design and implementation institutions in telecommunications industry (ATO).	2001	Development, production, implementation of payphone equipment, management and control systems, payment systems, security and protection. Provision of services to people on the basis of the payphone network.	Coordination of activities with Russian telecommunications operators in deployment, development and operation of payphone networks.
19	Organization: Not-for-profit partnership Center for telecommunications development studies.	Joined in: 2002	Studies of problems of the development of telecommunications service market.	Studies of problems of the development of telecommunications service market. Joint drafting of regulations,

			Facilitating improvement of competitive abilities of organizations in the telecommunications industry. Creation and support of an attractive image of telecommunications organizations and the Partnership itself for Russian and international investors and customers.	legal acts aimed at improving efficiency of operations of telecommunications companies. Provision of consulting, information and other assistance to telecommunications organizations. Jointly arranging events and implementing programs aimed at improving efficiency of functioning of telecommunications companies. Information activity, including relations with media.
20	Public-government union Association of document transmission providers.	2002	Development of Internet technologies. Arranging workshops on information protection and security. Assistance in implementation of government programs in info-communications. Analysis of standardization processes in telecommunications.	Monitoring of telecommunications services in the Russian Federation. Obtaining consulting on information risks and insurance of liabilities. Publishing business-proposals for telecommunications operators in the quarterly edition of analytical and information magazine Document transmission.
21	Russian Telecommunications History Foundation.	2002	Refurbishment of Popov's telecommunications history museum in Saint-Petersburg. Establishing a personal allowance named after A. Popov. Arranging all-Russia student competition in physics named after A.Popov. Reconstruction of Saint-Petersburg Main Post-Office. Annual celebration of veterans of Russian radiotechnology and telecommunications on the Day of Radio (May 7).	Provision of sponsor's assistance in refurbishment of Popov's telecommunications museum, Arranging all-Russia student competition in physics named after A.Popov. Reconstruction of Saint-Petersburg Main Post-Office. Annual celebration of veterans of Russian radiotechnology and telecommunications on the Day of Radio (May 7).

3.6 Daughter and affiliated businesses/companies of the issuer

#	Full name of the organization	Abbreviated name of the organization	Location	Basis for recognition of the organization as daughter of or affiliated to JSC CenterTelecom	Activities	Importance of the company for the activities of the issuer	Center Telecom's interest in the Charter Capital of the organization (%)	Percentage of the organization's ordinary shares owned by Center Telecom	Interest owned by the affiliated/ daughter organization in the authorized (charter) capital of JSC Center Telecom (%)
Daughter companies									
1	Limited Liability Company TelecomStroy	Telecom Stroy LLC	2 2nd Minski Pereulok, Ivanovo, 153017, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	- construction and repair	The entity business is auxiliary to the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	100	Interest	0
2	Limited Liability Company Teleport-Ivanovo (TPI)	Teleport-Ivanovo LLC	90 Tashkentskaya Street, Ivanovo, 153032, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	-data network services; -cellular and paging services; -trade in telecommunications equipment	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	100	Interest	0
3	Limited Liability Company Telecom-Terminal	Telecom-Terminal LLC	13 Lenina Prospekt, Ivanovo, 153000, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	-trade in terminal devices; -repair of terminal devices -servicing subscribers of cellular GSM 1800 network based on	The entity business is auxiliary to the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner	100	Interest	0

					agreement with JSC MTS, subsidiary in Ivanovo -consulting services to information system hardware.	relationship.			
4	Limited Liability Company MobilCom	MobilCom LLC	40 Gorkogo Street, Vladimir, 600017, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Trunking services to legal entities and individuals in the Vladimir region	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	100	Interest	0
5	(Public) Joint-Stock Company Russian Telecommunications Network	JSC RTS	2/15 Maroseyka Street, Moscow, 101000, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Provision of telecom services system integration for deployment of corporate networks,, including supply of telecom equipment	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	100	100	0
6	Limited Liability Company VladPage	VladPage LLC	42 Gorkogo Street, Vladimir, 600017, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Personal radiopaging service in Vladimir and the region, using ROSSAG standard and 157.925 Hz frequency.	The company is in the process of winding up.	75	Interest	0
7	Private Joint-Stock Company CenterTelecom Service	Private JSC CenterTelecom Service	23 Proletarskaya Street, office 101, Khimki, Moscow region, 141400, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Provision of telecom services	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner	74.9	74.9	0

						relationship.			
8	Limited Liability Company Manufacturing and implementation plant Svyaz-Service-Irga	Svyaz-Service-Irga LLC	20 Lermontovskaya Street, Office 13, Ryazan, 390046, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Repair and maintenance of telecom equipment, design of telecommunications lines.	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	70	70	-
9	Private Joint-Stock Company CenterTelecomService of the Moscow region	ZAO CTCS MO	1a Kolomenski proezd, Moscow, 115446, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Dial-up and dedicated Internet access, data, integration project implementation.	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	51	51	-
10	Limited Liability Company Vladimirski Payphone	Vladimirski Payphone LLC	32-B Stroiteley Prospect, Vladimir, 620014, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Deployment and provisioning in Vladimir and the region of a universal payphone network to offer intl. and long-distance telecom services, phone card services.	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	51	51	
11	Private Joint-Stock Company Telecom of Ryazan region	ZAO Telecom of Ryazan region	33 Uritskogo Street, Ryazan, 390006, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Local, long-distance and international services; lease of equipment	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	50.9	50.9	

12	Private Joint-Stock Company TeleRoss Voronezh	ZAO TeleRoss Voronezh	25 Krasnoarmeyskaya Street, Voronezh, 394006, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	IP-telephony, provisioning and operation of telecommunications channels and networks; Internet access provision.	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	50	50	
13	Private Joint-Stock Company Vladimir-Teleservice	ZAO Vladimir-Teleservice	45a Krasnoarmeyskaya Street, Vladimir, 600021, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Telematic and data services in Vladimir region	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	100	100	
14	Private Joint-Stock Company Cellular Communications of Black-Soil Area	ZAO Cellular Communications of Black-Soil Area	25 Plekhanovskaya Street, Voronezh, 394018, Russia.	The Company is entitled to control 45% of votes assigned to shares, has three positions in the board of directors (of the total 5); the interests in the Charter capital of other shareholders is less, than owned by JSC CenterTelecom.	Cellular services using NMT-450 standard	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	45.00	45	
Affiliated entities									
15	Private Joint-Stock Company Kaluzhskaya Cellular Communications	Private JSC Kaluzhskaya Cellular Communications ("KCC")	38 Teatralnaya Street, Kaluga, 248600, Russia	The Company is entitled to control 45% of votes assigned to shares, has three positions in the board of directors (of the total 5)/	Provision of cellular telephone service in 450 MHz band	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	42.00		

16	Private Joint-Stock Company Smolenskaya Cellular Communications	ZAO Smolenskaya Cellular Communications	6 October Revolution Street, Smolensk, 214000, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Provision of cellular AMPS-800, GSM-1800 communications	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	40.00	40	
17	Private Joint-Stock Company Tverskaya Cellular Communications	ZAO Tverskaya Cellular Communications	52 Radischeva boulevard, Tver, 170000, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	NMT Cellular Communications in 450 MHz band	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	40.00	40	
18	Private Joint-Stock Company Bryanskie Cellular Networks	ZAO Bryanskie Cellular Networks	44 Emlyutina Street, Bryansk, 241011, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Cellular Communications services	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	34.38	34.38	
19	Private Joint-Stock Company Belgorodskaya Cellular Communications	ZAO Belgorodskaya Cellular Communications	35 Kostyukova Street, Belgorod, 308024, Russia.	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Cellular communications in AMPS-800, GSM-1800 standard	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	30.00	30	
20	Limited Liability Company Tver Telecom	Tver Telecom LLC	24 Novotorzhskaya Street, Tver,	The Company is entitled to control over 20% votes assigned to shares	Local and area telecommunications; data and telematic	The entity business is in line with the core business of JSC CenterTelecom and	26.00	26	The interest in the authorized (charter)

			170000, Russia,	(contributions, stakes) constituting the charter (contributed) capital of the entity	services; local, long-distance and international telephone services over dedicated lines.	participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.			capital is 0.017572%. TverTelecom owns 0.023429% of the Issuer's ordinary shares
21	Public Joint-Stock Company Telecommunications Company RINFOTELS	JSC Telecommunications Company Rinfotels	43 Esenina Street, Ryazan, 390023, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Data, telematic services, Internet access	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	26.00	26	The interest in the authorized (charter) capital is – 0.00109%. Rinfotels owns 0.001452% the Issuer's ordinary shares
22	Limited Liability Company Trunksvyaz	Trunksvyaz LLC	14 Plekhanovskaya Street, Voronezh, 394018, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Mobile radiocommunications telephone services.	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	25.00	25	

3.7 Composition, structure and value of the issuer's fixed assets, plans on acquisition, replacement and retirement of fixed assets, and instances of encumbrances of the issuer's fixed assets.

3.7.1 Fixed assets

Structure, composition and value of fixed assets (in RUR) as on September 30, 2004

Group of fixed assets	Total pre revaluation value	Depreciated (less depreciation) value before revaluation	Revaluation date	Total after revaluation value	Depreciated (less depreciation) value after revaluation
Fixed assets in operation (except social sphere)	**35,711,631,840**	**21,410,900,041**		**35,711,631,840**	**21,410,900,041**
Land plots and nature utilization facilities	8,660,149	8,660,149		8,660,149	8,660,149
Buildings except social sphere	3,955,565,808	3,071,713,896		3,955,565,808	3,071,713,896
Telecommunications lines	10,269,566,423	4,998,095,404		10,269,566,423	4,998,095,404
Other facilities, except social sphere	486,143,761	316,526,880		486,143,761	316,526,880
Transportation vehicles, except social sphere	564,379,286	241,630,573		564,379,286	241,630,573
Switches	11,291,993,438	7,376,169,329		11,291,993,438	7,376,169,329
Other network equipment	6,605,881,492	4,045,167,292		6,605,881,492	4,045,167,292
Computers and office equipment	1,097,798,701	549,474,509		1,097,798,701	549,474,509
Other machinery and equipment except social sphere	1,117,449,557	635,775,915		1,117,449,557	635,775,915
Other fixed assets, except social sphere	314,193,225	167,686,094		314,193,225	167,686,094
Fixed assets in warehouses and kept before operation (except social sphere)	**49,312,212**	**43,442,473**		**49,312,212**	**43,442,473**
Buildings kept in storing state, except social sphere	3,363,949	1,224,917		3,363,949	1,224,917
Other facilities, except social sphere	23,502	6,073		23,502	6,073
Transportation vehicles, except social sphere	1,327,054	1,287,458		1,327,054	1,287,458
Switches	835,540	479,354		835,540	479,354
Other network equipment	27,228,505	25,103,484		27,228,505	25,103,484
Computers and office equipment	2,298,863	2,131,583		2,298,863	2,131,583
Other machinery and equipment except social sphere	8,065,803	7,600,713		8,065,803	7,600,713
Other fixed assets, except social sphere	6,168,996	5,608,891		6,168,996	5,608,891
Fixed assets received on leasing	**3,213,323,950**	**2,505,382,803**		**3,213,323,950**	**2,505,382,803**
Transportation vehicles, except social sphere	5,300,004	3,863,680		5,300,004	3,863,680
Switches	2,364,087,348	1,842,953,190		2,364,087,348	1,842,953,190

Other network equipment	746,318,373	607,654,139		746,318,373	607,654,139
Computers and office equipment	84,519,389	41,365,054		84,519,389	41,365,054
Other machinery and equipment except social sphere	9,386,101	8,235,565		9,386,101	8,235,565
Other fixed assets, except social sphere	3,712,735	1,311,175		3,712,735	1,311,175
Fixed assets with depreciation charged to account 29	**236,428,412**	**193,114,175**		**236,428,412**	**193,114,175**
Not intended (according to IAS) for deriving income:					
Land plots and nature utilization facilities	285,855	172,050		285,855	172,050
Buildings	99,655,159	87,593,437		99,655,159	87,593,437
Facilities and devices	16,945,599	14,827,351		16,945,599	14,827,351
Transportation vehicles	1,687,206	980,331		1,687,206	980,331
Computers and office equipment	2,001,299	1,433,994		2,001,299	1,433,994
Machinery and equipment	18,226,801	13,645,102		18,226,801	13,645,102
Other fixed assets	42,184,509	31,643,641		42,184,509	31,643,641
Intended (according to IAS) for deriving income:					
Buildings	33,314,507	25,771,407		33,314,507	25,771,407
Facilities and devices	8,523,221	7,352,797		8,523,221	7,352,797
Transportation vehicles	454,162	306,795		454,162	306,795
Computers and office equipment	203,507	71,155		203,507	71,155
Machinery and equipment	3,835,775	2,401,869		3,835,775	2,401,869
Other fixed assets	9,110,812	6,914,246		9,110,812	6,914,246
Fixed assets valued at less than 10 thousand roubles.	**281,488,816**	**2,155,210**		**281,488,816**	**2,155,210**
Other telecommunications network equipment	64,691,633	898,533		64,691,633	89,8533
Computers and office equipment	35,856,283	501,784		35,856,283	501,784
Other machinery and equipment except social sphere	29,076,571	82,096		29,076,571	82,096
Other fixed assets, except social sphere	151,864,329	672,797		151,864,329	672,797
Fixed assets with depreciation charged to account 29, valued at less than RUR10 thousand	**10,321,757**	**17,183**		**10,321,757**	**17,183**
Not intended (according to IAS) for deriving income:		0			0
Computers and office equipment	16,321	0		16,321	0
Machinery and equipment	962,439	0		962,439	– 0
Other fixed assets	8,151,926	17,183		8,151,926	17,183
Intended (according to IAS)		0			0

for deriving income:					
Computers and office equipment	411	0		411	0
Machinery and equipment	168,772	0		168,772	0
Other fixed assets	1,021,888	0		1,021,888	0
Housing	**116,172,070**	**116,172,070**		**116,172,070**	**116,172,070**
Not intended (according to IAS) for deriving income:	68,015,752	68,015,752		68,015,752	68,015,752
Intended (according to IAS) for deriving income:	48,156,318	48,156,318		48,156,318	48,156,318
Fixed asset items put into useful services without state registration certificate	**832,242,303**	**757,142,376**		**832,242,303**	**757,142,376**
Buildings except social sphere	188,177,530	135,514,246		188,177,530	135,514,246
Telecommunications lines	614,277,128	592,882,100		614,277,128	592,882,100
Other facilities except social sphere	27,055,084	26,431,918		27,055,084	26,431,918
Transportation vehicles except social sphere	2,732,561	2,314,112		2,732,561	2,314,112
Total	**40,450,921,360**	**25,028,326,331**	-	**40,450,92,1360**	**25,028,326,331**

Before the consolidation of the Company that took place on November 30, 2002, there was no revaluation of the issuer's fixed assets. Fixed assets of the merged companies were valued for accounting purposes at their depreciated book value as at November 30, 2003. Though it should be noted that in some of the merged companies in 2000-2002 revaluations were actually carried out. As revaluations were made by independent at that time companies and due to different revaluation time (Voronezh, Orel, Tambov – 2000, Tula, Kaluga, Kostroma – 2001, Tver – 2000-2002) and various valuation techniques (different appraisers) the issuer does not think it makes any sense to report detailed data on revaluation history for each of the merged companies before the consolidation.

For 9 months of 2004 JSC CenterTelecom put into operation fixed assets totaling RUR4,239,117 thousand.

Information on lien/encumbrance of fixed assets:

The Company pledged under credit facility agreements fixed assets valued at RUR6,750,045 thousand (as of September 30, 2004). The pledge takes effect as of the credit facility drawdown and terminates at the moment of repayment of outstanding amounts under credit facility agreements (up to 2008).

Terms and conditions of credit facility agreements are confidential.

Information on acquisition, replacement, retirement of fixed assets valued at 10% or more of the total fixed assets value, and other fixed assets at the issuer's discretion, existing at the date of approval of the issue prospectus: ***no information***

3.7.2 Value of immovable property of the issuer

Value of the immovable property of the issuer (land lots, buildings, telecommunications facilities) was:

- RUR14,233.79 million as on September 30, 2004;
- Depreciation (buildings, telecommunications lines) as on September 30, 2004 was RUR6,155.32 million.

The total value of immovable property includes value of telecommunications facilities (cable ducts, telecommunications lines). It should be noted that the list of telecommunications facilities to be state registered is not finalized yet; neither the state registration procedure is identified. Article 8 of the Telecommunications Act stipulates that arrangements for state registration of telecommunications facilities shall be determined by the Government of the Russian Federation. According to Par. 21 of the Order of the Russian Government #1776-r of December 4, 2003 it was planned to pass regulations On specifics of the state registration of ownership and other property rights for linear cable telecommunications facilities in 2Q2004. At the moment of writing the regulations were not passed.

IV. Financial and business performance of the issuer

4.1 Results of the financial and business operations of the issuer

4.1.1 Profit and losses

Description	3Q2004
Revenues, RUR	6,183,764,000
Gross profit, RUR	1,401,034,000
Net profit (undistributed profit/nor-covered loss), RUR	27,870,000
Productivity, RUR per employee	93,239
Revenue per average value of fixed assets, %	24.7
Return on assets, %	0.07
Return on equity, %	0.18
Sales margin, %	22.7
Not-covered loss on the reporting date, RUR	-
Ratio of not-covered loss to book value	-

Revenues of JSC CenterTelecom from sales of goods, products, works, services in 3Q2004 totaled RUR6,183,764 thousand (growth of 3.3% over 2Q2004), including revenues from sales of telecommunications services of RUR6,091,366 thousand (growth of 3.4%).

Net profit for 3Q2004 reached RUR27.87 million.

Productivity in 3Q2004 grew 5% over 2Q2004 and reached RUR93,239 per employee.

Fairly low indices of return on assets and equity (0.07% and 0.18% respectively) were due to the fact that during the reporting period the Company implemented the bulk of its investment program financed mainly through debt and borrowing. The cost of the borrowing took its toll on the financial result in 3Q2004.

Sales margin in 3Q2004 grew 4% over 2Q2004 and reached 22.7%.

4.1.2. Causes of changes in the issuer's revenues from sales of goods, products, works, services and profit (losses) from recurrent operations.

Revenues in 3Q2004 were RUR6,183,764 thousand.

Changes in revenues in 3Q2004 occurred owing to raising rates for telecommunications services and growing number of subscriber telephone lines.

Period	Change in revenues, RUR in thousands	Factors causing changes in revenues
3Q2004	+1,401,034	Growing sales of basic services: 43.5% Raising tariffs and other causes: 56.5%

4.2. Liquidity of the issuer

Description	9 months of 2003	9 months of 2004
Own working capital, RUR in thousands	-64,653,340	-16,741,591
Financial dependence ratio (Equity to Total Assets)	0.88	1.70
Own capital autonomous ratio	0.53	0.37
Inventory coverage by own working capital	-3.50	-14.24
Permanent asset index	1.42	2.10
Current ratio	0.87	0.73
Quick ratio	0.53	0.52

Calculation of the financial ratios followed the guidelines recommended by regulations approved by federal stock market regulatory bodies.

The data in the Table clearly indicate that the issuer extensively uses raised funds alongside with its own funds in order to carry on business and financial activities. This takes its toll on growing ratio of financial dependence and decreasing autonomous ratio. Growth of financial dependence ratio is caused by increasing raised credit facilities and loans, mainly long-term ones, to be repaid after 2008. The permanent asset index increased due to growing value of non-current assets related to technical modernization and upgrade of the Company. Decrease of liquidity is attributed to the faster growth rates of current assets in the reporting period compared to the same period previous year.

4.3 Amount, structure and sufficiency of the issuer's capital and current assets

4.3.1 Value and structure of the issuer's capital and current assets

The charter (authorized) capital of the issuer is according to its foundation documents.

RUR in thousands

Description	9 months of 2003	9 months of 2004
Charter (authorized) capital of the issuer	631,200	631,200
Total value of shares (interest) of the issuer bought out by the issuer for further resale (transfer):		
Percentage of the outstanding shares (charter capital) of the issuer, formed by shares (interest) of the issuer bought out by the issuer for further resale (transfer):		
Allocations from the issuer's profit to reserves:	31,560	31,560
Additional capital of the issuer	6,337,481	6,331,697
Undistributed net profit of previous years	6,789,103	7,718,900
Undistributed profit of the reporting year	1,294,703	5,096
Target financing funds of the issuer (including amounts allocated for specified target financing, funds received from other organizations and individuals, budget funds, etc.):		
Total capital of the issuer	15,084,047	14,718,453

Decreasing share of the own capital in the Issuer's liabilities in the reporting period (36%) compared to the same period previous year (51%0 was caused by growing debt financing to fund the achievement of the Company's targets.

RUR in thousands

Description	9 months of 2003	9 months of 2004
Inventories	1,848,899	1,175,288
VAT	989,088	1,481,110
Accounts receivable (payments expected more than 12 months after the reporting date)	56,660	52,832
Accounts receivable (payments expected within 12 months after the reporting date)	2,993,025	3,932,634
Short-term financial investments	17,288	1,863,824
Cash and equivalents	1,323,193	640,986
Other current assets		1,156

Total current assets	7,228,153	9,147,830

Current assets grew 26.6% for 9 months of 2004 compared to 9 months of 2003, mainly due to growing VAT, accounts receivable and short-term financial investments of the issuer.

In the assets break down of the Company for 9 months of 2004 the share of current assets fell compared to the same period previous year and reached 225 (25% for 9 months of 2003), so the share of non-current, mainly fixed, assets increased to 78% (75% for 9 months of 2003), owing to industrial specifics of the Company possessing a huge extensive telecommunications infrastructure. Current assets are mainly accounts receivable, almost all of which are short-term.

Financing sources of the working capital are own and raised funds the latter being short and long-term credit facilities from banks.

Factors that may result in changes in the policies of financing current assets:

- changes in accounts receivable, inventories, current assets turnover;
- changes related to interest rates charged by banks;
- changes in market prices of inventories and other tangible items;
- changes in prices of services rendered by the Issuer.

Likelihood of those factors:

- the Issuer's policies of current asset management and in particular, accounts receivable and inventory management are aimed at reducing the amount and turnover periods. Negative impact of this factor on the practice of current asset financing is unlikely;
- cost of bank loans and refinancing rate set by the Central Bank of Russia tend to decline. Negative impact of this factor on the practice of current asset financing is unlikely;
- prices of tangible items and goods employed by the Issuer in the process of business activities are not exposed to large volatility. Negative impact of this factor on the practice of current asset financing is unlikely;
- market strategy of the issuer is aimed at expanding business in unregulated sectors where prices are not subject to government regulation. Negative impact of this factor on the practice of current asset financing is unlikely.

4.3.2 Sufficiency of the capital and current assets of the issuer

Operating expenses for 9 months of 2004 (lines 070+100) reached RUR2,659,344 thousand.
Own capital as on September 30, 2004 was RUR14,718,453 thousand.
Short-term liabilities as on September 30, 2004 were RUR12,886,265 thousand.
According to guidelines recommended by regulations issued by federal stock market regulatory bodies of Russia, the issuer's own capital is deemed sufficient to cover current operating expenses and meet short-term liabilities, as the amount stated in line 490 of Form 1 of the balance sheet for 9 months of 2004 exceeds that of line 690 by 1.14 times. Average daily operating expenses and debt servicing amounts of the Issuer in 2Q2004 were RUR8,159 thousand, and RUR12,981 thousand for 3Q2004. Forecast for 4Q2004 is RUR8,282 thousand. The Issuer expects that current assets in 4Q2004 will be enough to finance current operating expenses anticipated in 4Q2004.

4.3.3 Cash and cash equivalents

The issuer's needs in cash funds are anticipated as follows:

for 2004 - RUR43,005,482 thousand, the amount in 3Q2002 (actual) is RUR15,417,582 thousand, the estimate for 4Q2004 is RUR11,717,313 thousand.. Sources for financing are cash flow from rendering telecommunications services, proceeds from other realizations and other financing (mainly short and long-term bank loans and credits).

Possible factors that are likely to affect growing cash financing requirements of the Issuer are: changes in investment policies, changes in market prices for raw materials, tangible items, services, power supply and energy resources, changes in tax policies, interest rate policies of the CB of Russia, etc.

Lending from commercial banks and proceeds of bond issues are main financing sources to fund investment policies of the issuer. Loan agreements set forth provisions common in the practice of the Issuer for doing business with credit organizations: interest rate, total amount, terms and period of

repayment, security provided for lender. Violation of basic terms and conditions of doing business with lending organizations may negatively affect the issuer's image and standing and subsequently be an obstacle for securing loan resources.

Information on balance of arrested bank accounts:

No balances of arrested bank accounts.

Information on accounts payable of the issuer accumulated in the bank records:

No accounts receivable of the Issuer on the bank records.

4.3.4 Financial investments of the issuer

Share of investments is over 10% of the total at the end of the reporting quarter.

10% of the total financial investments of JSC CenterTelecom as on October 1, 2004 is RUR244,441,747

1) Issued securities:

Type of securities	Full name of the organization	Abbreviated name of the organization	Location	Number of the state registration of the securities issues	Date of the registration of the securities issues and authorities which performed the registration	Quantity of securities owned by JSC CenterTelecom	Nominal value of investments owned by JSC CenterTelecom, RUR	Book value of investments, owned by JSC CenterTelecom, RUR	Dividend (RUR per share) for 2002	Timeframe for dividend payments
ordinary shares	Public Joint-Stock Company Russian telecommunications Network	OAO RTS	2/15 Maroseyka Street, Moscow, 101000, Russia	1-03-01033-A	05.03.1998, MRO of FCSM of Russia	876,477	8,764,770	860,630,943	no	n/a

2) There are no issuer's investments in other financial investments accounting for over 10%of all financial investments of the issuer on the reporting date.

Provisions to cover depreciation of financial investments as on December 31, 2002 were not allocated.

Total provisions to cover depreciation of financial investments of the Company:

As on December 31, 2003: RUR3,486 thousand;

as on September 30, 2004: RUR3,122thousand.

Information on the amount of potential losses related to bankruptcy of organizations (businesses) in which the issuer made investments: ***potential losses in the issuer's view are limited by the book value of the investments.***

The issuer's funds on deposit and other bank accounts in banks and other lending organizations with licenses suspended or revoked, or regarding which a decision to liquidate or wind up was passed, a bankruptcy procedure was initiated or ruling to deem such organizations bankrupt was made: ***no such funds***

Standards (rules) of accounting according to which the issuer made calculations depicted in the this paragraph of the report: ***Federal Law On Accounting #129-FZ of November 21, 1996, Regulations on financial accounting and reporting in the RF, approved by Order of the Ministry of Finance #34-n of July 29, 1998; PBU 19/02 Accounting for financial investments approved by Order of the Ministry of Finance #126n of December 10, 2002.***

4.3.5 Intangible assets of the issuer

Intangible assets of the Issuer.

	Group of intangible items	Total value, RUR	Depreciation, RUR
1.	Exclusive rights on software, databases	967,114	967,114
2.	Exclusive brand names and trade marks	58,229	11,646
3	Exclusive rights on an invention, industrial sample, useful model	37,510	347
	Total	1,062,853	981,048

Intangible items were accounted for according to PBU 14/2000 approved by Order #91n of October 16, 2000 issued by the Ministry of Finance.

4.4 Policies and expenses of the issuer in respect of R&D, licenses and patents, new designs and research reports

Development and implementation of the invention to monitor security state of rural exchanges in Mozhayski CTS of the Moscow subsidiary of JSC CenterTelecom were completed. Patent #2231125 for the invention of a device for transmission of alarm signals on seized digital channels.

The Federal Service for intellectual property, patents and trade marks granted to the Company a Useful model patent for the invention of a Network for broadcasting (initial title was A method to integrate TV studios in a single network using a public data network) #40558 of September 10, 2004.

Currently the Federal Service for intellectual property, patents and trade marks is reviewing an application fort a patent A Broadcasting Network. According to the application the issue is now being examined.

At the moment a patent application is finalized to have a patent granted for a method of integration of TV studios into a single network using public data network, developed by employees of JSC CenterTelecom.

Under a contract for taking stock of intellectual property items and other results of intellectual activities in Yaroslavski – a subsidiary of JSC CenterTelecom a technical audit is under way to identify such items. 10 items of intellectual are now identified capable of gaining legal protection under copy-right law.

The Company was issued Trademark Certificate # 200257 of March 11, 2001. The trademark is used by the Company to differentiate and make distinct and recognizable its products, works and services. The registration of the Company trademark is effective across the whole of the Russian territory for 10 years as of October 16, 2000.

An application was filed on August 18, 2004 with the Federal Service for intellectual property, patents and trade marks for registration of a trade mark (service mark) for the editorial board of a wireline sound program radio station Iva-radio of Ivanovski subsidiary of JSC CenterTelecom. After a formal examination the application was accepted for a review (A notice of September 1, 2004 given by the Federal Service for intellectual property, patents and trade marks).

Patent validity term, trademarks (service marks) registration is defined according to applicable law. Effective legislation provides for extension of validity term of patents and registered trademark (service mark) registration.

4.5 Trend analysis of the core business of the issuer

Telecommunications is one of the rapidly evolving industries of the nation's economy with growth rates significantly surpassing that of other industries. Share of the telecommunications in the GDP persistently grows (2001 – 2.1%, 2002 – 2.39%, 2003 – 2.9%).

According to CominfoConsulting forecast the total Russian telecommunications market volume by 2006 will jump 2.6 times (as compared to 2002) and reach over RUR550 billion. Data market will grow 5 times through expansion of Internet access and acceptance of new services, like IP-telephony, VPN, etc.

Mobile communications market will grow by 2.8 times (from 2002 level) due to expansion of subscriber base. All industry analysts agree that further mobile market growth will be in the regions.

Over past several years revenues generated by various services are naturally rebalanced in favor of advanced services, mostly mobile services. The CFD is not an exception. Starting from 1999 the share of fixed line telephony in revenues fell from 87% to 66% due to evolving new technologies.

Revenues generated by telecommunications services tend to grow steadily; according to Goscomstat data average annual growth rates of revenues from core business of telecommunications companies were 140% (or around RUR40

billion per year). Source: Goscomstat.

General positive trends in the development of telecommunications invariably affect operations of JSC CenterTelecom.

The number of subscriber lines grew by 89,157 lines in 3Q2004. Growth of revenues from telecommunications services as on July 1, 2004 as compared to the same date in 2003 was 127%. In the beginning of 2004 the percentage of revenues generated by new services in the total revenues reached 3% as compared to 1.8% in 2002.

In the future the key negative impact should be expected from tougher competition, particularly, on the part of mobile operators.

The probability of tougher competition of mobile operators is very high, as they are aggressively expanding into all regional markets and widening the range of service offerings.

JSC CenterTelecom is going to benefit from its competitive advantages. It should be noted however that JSC CenterTelecom is realizing possible adverse implications of the changes and takes measure to overcome them.

Currently JSC CenterTelecom implements a marketing strategy aimed primarily at maintaining its market share, increasing revenues generated by non-regulated telecommunications services, and improving the Company's competitive edge on telecommunications service market. Key strategies are developed for the period up to 2006.

V. Detailed information about individuals – members of the issuer's governing bodies, internal control and supervisory bodies of the issuer, brief data on the issuer's employees (personnel).

5.1 Structure and powers of the issuer's governing bodies.

General meeting of shareholders, Board of Directors, Management Board.

Powers of the general meeting of shareholders of the issuer pursuant to its charter (founding documents):

Article 13 (The Charter of JSC CenterTelecom) GENERAL MEETING OF SHAREHOLDERS

13.1 The General Meeting of Shareholders is the Company's highest management body.

13.2 The following matters lie within the authority of the General Meeting of Shareholders and may not be referred for resolution to the Company's Board of Directors, General Director or Management Board:

1) introduction of amendments and addenda hereto or approval of a new version of the Company Charter (subject as provided in the Federal Law 'On Joint Stock Companies'), resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

2) reorganization of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

3)liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

4) election of members of the Board of Directors, to be conducted by cumulative voting;

5) early termination of the authority of members of the Board of Directors, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

6) determination of the quantity, nominal value and category (type) of declared shares of the Company and rights to be conferred by such shares, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

7) increase of the Company's charter capital by increasing the nominal value of shares, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

8) increase of the Company's charter capital by placement of additional common (ordinary) shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.;

9) increase of the Company's charter capital through placement of additional shares by closed subscription, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

10) reduction of the Company's charter capital by reducing the nominal value of shares, through acquisition by the Company of a part of shares in order to reduce their total number and also through redemption of shares acquired or repurchased by the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company and taking part in the meeting;

11) election of members of the Company's internal audit commission and early termination of their authority, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
12) approval of the Company's auditor, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
13) approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
14) determination of the procedure for conducting the Company's General Meeting of Shareholders, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
15) split-up and consolidation of shares, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
16) adoption of resolutions approving interested party transactions, resolutions on which must be adopted in circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';
17) adoption of resolutions approving major transactions connected with the Company's direct or indirect acquisition, disposal or possible disposal of assets worth more than 50 percent of the balance-sheet value of the Company's assets determined according to the accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
18) adoption of a resolution to participate in holding companies, financial-industrial groups, associations and other unions of commercial organizations, to be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
19) approval of internal documents regulating the activity of the Company's bodies, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
20) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (other mass-issued securities) are placed through closed subscription or through open subscription where, in the process of open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of previously placed common shares, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
21) adoption of resolutions on the compensation by the Company of expenses incurred in connection with the preparation for and conduction of an extraordinary General Meeting of Shareholders of the Company where the Board of Directors has, in violation of requirements of effective legislation of the Russian Federation, failed to adopt a resolution to convene an extraordinary General Meeting and the meeting has been convened by other persons. Such resolutions must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
22) releasing a person that has, alone or jointly with its affiliates, acquired 30 or more percent of placed common shares of the Company from the obligation to acquire shares from other shareholders of the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting, without regard to the votes conferred by shares belonging to such person party and its affiliates;
23) adoption of a resolution to transfer the authority of the Company's General Director to a management company or manager, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
24) adoption of resolutions on other matters as provided in the Federal Law 'On Joint Stock Companies' and herein.

13.3 The General Meeting of Shareholders has the right to adopt resolutions on matters specified in sub-clauses 2, 7, 8, 9, 15 – 19 and 23 of Clause 13.2 herein only upon a proposal from the Board of Directors. Other persons entitled under effective legislation of the Russian Federation to propose items for the agenda of an annual or extraordinary General Meeting of Shareholders may not demand that the Board of Directors put such items on the agenda of a meeting.

The General Meeting of Shareholders may not consider or adopt resolutions on matters not included in its authority pursuant to the Federal Law 'On Joint Stock Companies'.

The General Meeting may not adopt resolutions on matters not included in the agenda, nor may it amend the agenda.

13.4 A resolution of the General Meeting of Shareholders amending or restricting the rights of shareholders holding a particular type of preferred share of the Company will be deemed adopted, if at least three quarters of votes of shareholders holding common shares of the Company participating in the meeting and three quarters of votes of all shareholders holding preferred shares of the Company of such type are cast for it.

Powers of the Board of Directors (Supervisory Board) of the issuer pursuant to its charter:

Article 14 (the Charter of JSC CenterTelecom) Company's Board of Directors

14.1 The Board of Directors is the Company's collective management body and carries out general management of the Company's activities.

14.2 The 11 members of the Company's Board of Directors are elected each year by the annual General Meeting of Shareholders, by cumulative voting.

14.3 The General Meeting of Shareholders has the right to adopt a resolution to early terminate the authority of members of the Board of Directors. Such a resolution may be adopted only in respect of all members of the Board of Directors simultaneously.

In the event of early termination of the authority of the Board of Directors the authority of the new Board of Directors will remain in effect until the nearest annual General Meeting of Shareholders.

14.4 The following matters will be referred to the authority of the Company's Board of Directors:

1) determination of priority directions of the activity of the Company, including approval of the annual budget, mid- and long-term budgets, development strategies and programs; amendment to such documents and consideration of the results of their implementation;

2) prior approval of operations outside the limits of the annual budget of the Company;

3) convocation of annual and extraordinary General Meetings of Shareholders, subject to circumstances provided in Article 55.8 of the Federal Law 'On Joint Stock Companies';

4) approval of the agenda for the General Meeting of Shareholders;

5)determination of the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders and other matters within the competence of the Company's Board of Directors under Chapter VII of the Federal Law 'On Joint Stock Companies' and connected with preparation for and conduction of the General Meeting of Shareholders;

6) preliminary approval of the Company's annual report;

7) an increase of the Company's charter capital by placement by the Company of additional shares within the limits of the number of declared shares determined herein, subject to circumstances provided in sub-clauses 8 and 9 of Clause 13.2 herein;

8) placement by the Company of bonds and other mass-issued securities in the event such bonds and other mass-issued securities are not convertible into shares of the Company under the terms of the their placement;

9) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (mass-issued securities) are placed through open subscription and such convertible bonds (mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the previously placed common shares;

10) determination of the price (market value) of assets, placement and repurchase price of mass-issued securities under circumstances provided by the Federal Law 'On Joint Stock Companies';

11) approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, and reports on the results of acquisition by the Company of shares for the purposes of redemption;

12) acquisition of shares, bonds and other mass-issued securities placed by the Company;

13) approval of the Company's registrar and the terms of the agreement with it and adoption of a resolution to terminate such agreement;

14) recommendations on the amount of dividend payable on shares and the form and time of its payment and approval of internal documents on payment of dividends on shares of the Company;

15) use of the reserve fund and other of funds of the Company;

16) supervising implementation of internal supervision procedures;

17) recommendations on the amount of fees and compensation payable to members of the Company's internal audit commission and approval of the terms of the agreement with the auditor, including determination of fees payable for its services;

18) approval of Regulations on the structural subdivision of the Company implementing internal supervisory functions, agreeing of candidates for the position of manager of such subdivision and also consideration of other matters within the authority of the Board of Directors pursuant to Regulations on the subdivision; approval of the organizational chart of the Company including key functions.

19) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible

disposal of assets worth from 0.4 to 25 percent of the balance-sheet value of the Company's assets, determined according to the accounts as of the last reporting date;

20) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth 25-50 percent of the balance-sheet value of the Company's assets determined according to accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement through subscription of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company;

21) approval of interested party transactions, under circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';

22) defining the key principles of the organizational structure of the Company;

23) establishment of branch offices and opening of representative offices, liquidation thereof and approval of the Regulations on branch and representative offices;

24) preliminary approval of candidates for the position of heads of branch and representative offices and relieving them of duty;

25) approval of annual budgets and development strategies and programs for branch offices; introduction of amendment to such documents and consideration of the results of their implementation;

26) appointment of the Company's General Director, determination of the term of his authority and early termination of his authority;

27) election (re-election) of the Chairman of the Company's Board of Directors and his deputy;

28) formation of the Management Board, determination of the term of its authority and early termination of the authority of members of the Management Board;

29) permitting the person performing the functions of Company's General Director and members of the Company's Management Board to combine [these functions] with positions in the management bodies of other organizations;

30) permitting the person performing the functions of Company's General Director to work pluralistically in a paid position in other organizations;

31) establishment of permanent or temporary (to address specific matters) committees of the Board of Directors and approval of the Regulations on the committees;

32) Appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Corporate Secretary and the Office of the Company Corporate Secretary;

33) approval of the terms of the agreements (supplementary agreements) with the Company's General Director, members of the Management Board, the heads of branch and representative offices, the head of the Company's structural subdivision performing internal supervisory functions and the Company Corporate Secretary and consideration of matters within the authority of the Board of Directors pursuant to such agreements;

34) adoption of resolutions to participate (act as participant, terminate participation, alter share of participation) in other organizations through the purchase or sale of shares or participatory interests in other organizations and also through additional investment in the charter capitals of such organizations;

35) adoption of resolutions to participate in non-commercial organizations, subject as provided in sub-clause 18 of Clause 13.2 herein, through acting as a participant, terminating participation and making additional investments (contributions) connected with the Company's participation in non-commercial organizations;

36) adoption of resolutions on matters on the agenda of general meetings of subsidiary companies (senior management bodies of other organizations) in which the Company is the sole participant;

37) determination of the procedure for cooperation between the Company and organizations in which the Company is a participant;

38) approval of the internal document on disclosure of information about the Company;

39) approval of the Code of Corporate Conduct of the Company, making amendments and additions thereto;

40) approval of the Company's internal documents regulating matters within the authority of the Company's Board of Directors, other than those provided in Clause 14.4 herein, subject to internal documents the approval of which lies within the authority of the Company's General Meeting of Shareholders and executive bodies pursuant to the Company's Charter;

41) other matters as provided by the Federal Law 'On Joint Stock Companies' and herein.

14.5 Matters within the authority of the Company's Board of Directors may not be referred for resolution to the Company's Management Board or General Director.

14.6 Resolutions on matters specified in sub-clauses 7 and 20 of Clause 14.4 herein shall be adopted unanimously by all members of the Company's Board of Directors without regard the votes of former members of the Company's Board of Directors.

In the event that the Board of Directors fail to reach a unanimous decision on issues listed in sub-clauses 7, 20 of Clause 14.4 hereof those issues may be referred to the relevant General Meeting of Shareholders, and in the latter case

resolutions on those issues shall be passed by a majority of votes of shareholders – owners of voting shares of the Company taking part in the general meeting.

Decision on the issues specified in item 21, par. 14.4 shall be taken by a majority of votes of the independent directors who are not an interested party in closing related party transactions. In the event that all members of the Company's Board of Directors are recognized as interested parties and/or are not independent directors, the deal may be approved by a decision of a general meeting of shareholders by a majority of votes of all shareholders – owners of voting shares who are not interested parties to the deal.

14.7 Other issues except those listed in Clause 14.6 hereof referred to the authority of the Board of Directors according to the Federal Law On Joint-Stock Companies and by this Charter shall be decided by a majority of votes of members of the Board of Directors taking part in the relevant meeting of the Board.

Powers of the sole person and collective executive bodies of the issuer pursuant to its charter:

Article 16 General Director of the Company *(The Charter of JSC CenterTelecom)*

16.1 The General Director is the individual executive body managing the Company's day-to-day activities. The General Director shall be appointed by the Company's Board of Directors.

16.2 The General Director shall adopt resolutions on matters not referred to the authority of the Company's General Meeting of Shareholders, Board of Directors or Management Board pursuant to this Charter.

16.3 The General Director shall perform the functions of Chairman of the Company's Management Board.

16.4 The General Director shall acts on behalf of the Company without a power of attorney, including representation of the interests of the Company, conclusion of transactions on behalf of the Company, approval of staff-lists and issue of orders and instructions binding upon all of the Company's employees.

The General Director's rights, duties, salary and liability shall be determined in the agreement that he enters into with the Company. The Chairman of the Company's Board of Directors shall sign the agreement on behalf of the Company.

16.5 During the General Director's absence (illness, business trips, vacation etc.) the officer performing through the established procedure the duties of General Director shall have the right to issue power of attorneys on behalf of the Company.

16.6 The Company's Board of Directors may at any time adopt a resolution early terminating the authority of the Company's General Director and terminating the agreement with him.

Article 15 (The Charter of JSC CenterTelecom) COMPANY'S MANAGEMENT BOARD

15.1 The Management Board is the collective executive body organizing the implementation of resolutions of the Company's General Meeting of Shareholders and Board of Directors.

15.2 The number of members and members of the Management Board shall be determined by a resolution of the Company's Board of Directors upon proposal from the General Director and members of the Company's Board of Directors.

15.3 The Management Board shall be constituted for a term to be determined by the Company's Board of Directors when appointing its members.

Pursuant to a resolution of the Company's Board of Directors the authority of any member (all members) of the Company's Management Board may be terminated early.

In the event that the authority of individual members of the Management Board are terminated early the authority of newly appointed members of the Management Board will remain effective within the term for which the Company's Management Board was constituted.

15.4 The following matters relating to management of the Company's day-to-day activities will be referred to the authority of the Company's Management Board:

1) developing proposals relating to the principal directions of activity of the Company, including drafts of the annual budget, mid-term and long-term budgets, development strategies and programs for the Company and proposals relating to amendments to such documents;
2) approving internal supervisory procedures;
3) determining the Company's staff and social policy;
4) approving the internal document regulating the general provisions for working incentives and considering and adopting resolutions on conclusion of collective agreements and contracts;
5) preparing materials and draft resolutions on matters to be considered by the General Meeting of Shareholders or Board of Directors and presenting materials to committees of the Board of Directors;
6) organizational and technical support of the activities of the Company's bodies;
7) determining the technical, financial, economic and pricing policies of the Company and its branch offices;
8) determining accounting policy and supervising improvements to accounting and administrative methods and the adoption of international accounting standards for the Company and its branch offices;

9) determining the methods for planning, budgeting and financial control for the Company and its branch offices;
10) determining security policies for the Company and its branch offices; 11) determining the procedure for allocating assets to branch offices and withdrawal of allocated assets from branch offices;
12) determining the number of members of the collective executive bodies of branch offices, appointing them, terminating their authority early and approving the regulations on branch offices' collective executive bodies;
13) preliminary approval of candidates for the position of deputy heads and chief accountants of branch and representative offices and relieving them of their duty;
14) approving the terms of agreements (supplementary agreements) with members of branch offices' collective executive bodies and the deputy heads and chief accountants of branch and representative offices and considering matters within the authority of the Management Board pursuant to such agreements;
15) approving branch offices' quarterly budgets and amending such documents;
16) analyzing the results of performance of the Company's structural subdivisions, including separate structural subdivisions, and developing binding instructions for improvement of their work;
17) approving internal documents regulating matters within the authority of the Company's Management Board, subject to of documents to be approved by the Company's General Meeting of Shareholders or Board of Directors;
18) approval of the organizational chart of the Company including job descriptions/key functions.

15.5 The Company's Management Board also has the right to adopt resolutions on other matters connected with the day-to-day management of the activities of the Company pursuant to the instructions from the Board of Directors or a proposal from the Company's General Director.

15.6 The procedure for convening and holding sessions of the Management Board and also the procedure for adoption of resolutions by the Management Board, the amount and procedure for paying compensations to members of the Management Board shall be established by the Regulation On the Management Board of the Company, to be approved by the Company's General Meeting of Shareholders.

15.7 The rights, duties and liability of members of the Management Board shall be determined in the agreement that each of them enters into with the Company. The Company's General Director shall sign the agreement on the behalf of the Company.

On February 20, 2004 the Company Board of Directors approved Code of Corporate Governance of JSC CenterTelecom developed giving consideration to comment and proposals of expert organizations – the Russian Institute of Directors, Association of Independent Directors, International Financial Corporation (IFC).

In a study conducted jointly by Expert rating agency and the Russian Institute of Directors the Company's Code was named the best among all codes of corporate governance (corporate conduct) of Russian companies (numbered over 60) both with regard of its quality and full compliance with provisions of the Code of FCSM of Russia.

The Code of Corporate Governance of JSC CenterTelecom is posted on the website at http://www.centertelecom.ru/files/corpmgmt/codex_corp_mng.pdf - for review by investors and shareholders.

The Charter and internal documents regulating functioning of the bodies of JSC CenterTelecom are posted at http://www.centertelecom.ru/index.html?d=60 - ***the Company's website, for review by shareholders and investors.***

In the reporting quarter there were no changes introduced in the Company's Charter and internal documents regulating activities of the issuer's bodies.

5.2 Information on individuals – members of the governing bodies of the issuer.

Board of Directors

Chairman of the Board of Directors:
Mr. Valeriyy N. Yashin
Born in ***1941***
Education: ***Higher***

Positions held over the past 5 years

Period: ***1999-2002***
Organization: ***JSC Peterburgskaya Telefonnaya Set' (JSC North-Western Telecom as of*** **2001*)***
Position: ***member of the Board of Directors***

Period: *1999 - 2000*
Organization: *JSC Saint-Petersburg International and Long-Distance Telephone Service*
Position: *Member of the Supervisory Board*

Period: *2000 - 2002*
Organization: *Public JSC Svyazinvest-Media*
Position: *Chairman of the Board of Directors*

Period: *2001 – 2004*
Organization: *Public JSC RTComm.RU*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Organization: *Public JSC Elektrosvyaz of the Orel region*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2003*
Organization: *Non-governmental Pension Fund Rostelecom-Guarantia*
Position: *Chairman of the Fund Board*

Period: *2000 - 2003*
Organization: *Private JSC MobiTel*
Position: *Chairman of the Board of Directors*

Period: *1999 - up to now*
Organization: *Private JSC Saint-Petersburg Payphones*
Position: *Chairman of the Board of Directors*

Period: *1999 - up to now*
Organization: *Public JSC Telecominvest*
Position: *Chairman of the Board of Directors*

Period: *1999 - up to now*
Organization: *Non-governmental Pension Fund Telecom-Soyuz*
Position: *Chairman of the Fund Board*

Period: *1999- up to now*
Organization: *JSC Investitsionnaya Kompania Svyazi (Svyazinvest)*
Position: *General Director and Chairman of the Management Board*

Period: *2000 – up to now*
Organization: *Public Joint-Stock Company Elektrosvyaz of the Moscow region (JSC CenterTelecom as of 2001)*
Position: *Chairman of the Board of Directors*

Period: *2000 - up to now*
Organization: *Public JSC Moscow Metropolitan Telephone Network (MGTS)*
Position: *Member of the Board of Directors*

Period: *2000 - up to now*

Organization: *Open Joint-Stock Company for International and Long-Distance telecommunications Rostelecom*
Position: *Chairman of the Board of Directors*

Period: *2001 - up to now*
Organization: *Public JSC National Payphone Network*
Position: *Chairman of the Board of Directors*

Period: *2002 - up to now*
Organization: *Russian Telecommunications History Fund*
Position: *Member of the Board*

Period: *2002 – up to now*
Organization: *JSC North-Western Telecom*
Position: *Chairman of the Board of Directors*

Period: *2003 - up to now*
Organization: *Private JSC Football Club Zenit*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Private Joint-Stock Insurance Company Medexpress*
Position: *Member of the Supervisory Board*

Interest in the legal (charter) capital of the issuer: *0.012738%*
Percentage of the ordinary shares of the issuer: *0.001901%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Members of the Board of Directors:
Mr. Stanislav P. Avdiants
Born in: *1946*
Education: *Higher education*

Positions held over the past five years:

Period: *1998 - 1999*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Deputy Head of Economic and Finance Division*

Period: *1999 - 2000*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Deputy Director of Economic Forecast and Consolidated Planning Department*

Period: ***2000 - 2001***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Executive Director - Director of Economic Forecast and Consolidated Planning Department***

Period: ***1999 - 2001***
Organization: ***Public JSC Svyazinform of Chuvash Republic***
Position: ***Chairman of the Board of Directors***

Period: ***1999 - 2002***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Kostroma region***
Position: ***Member of the Board of Directors, Chairman of the Board of Directors***

Period: ***1999 - 2000***
Organization: ***Public Joint-Stock Company Ekaterinburg Telephone Network***
Position: ***Member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Public Joint-Stock Company Magadansvyazinform***
Position: ***Chairman of the Board of Directors***

Period: ***2001 - 2003***
Organization: ***Public Joint-Stock Company Kostromskaya City Telephone Network***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company Central Telegraph***
Position: ***Member of the Board of Directors***

Period: ***2001 - up to now***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Executive Director - Director of Economic and Tariff Policy Department***

Period: ***2003 - up to now***
Organization: ***Public Joint-Stock Company Southern Telecommunications Company***
Position: ***Member of the Board of Directors***

Period: ***2000 - 2000, 2001 - 2002, 2003 – up to now***
Organization: ***Public Joint-Stock Company for international and long-distance telecommunications Rostelecom***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Ruben A. Amaryan

Born in: ***1949***

Education: ***Higher education***

Degree in Science: ***Doctor of Science in Technology***

Academic rank: ***full member of the International Telecommunication Academy, Professor of Moscow Academy of Labor Market and Information Technology***

Positions held over the past five years:

Period: ***1997 - 2000***

Organization: ***Public Joint-Stock Company Moscow Metropolitan Telephone Network***

Position: ***Deputy General Director of JSC MGTS – Head of Technical and Engineering department Service***

Period: ***2002 - 2004***

Organization: ***Private Joint-Stock Company Moscow Telecommunication Company (as of 2003 Private JSC CenterTelecomService of the Moscow region)***

Position: ***Chairman of the Board of Directors***

Period: ***2002 - 2004***

Organization: ***Joint-Stock Commercial Bank LINK-bank (Public Joint-Stock Company)***

Position: ***Chairman of the Board of Directors***

Period: ***2003 - 2004***

Organization: ***Private Joint-Stock Company Science and Technology Center COMSET***

Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***

Organization: ***Public Joint-Stock Company for Telecommunications and Informatics of the Voronezh region***

Position: ***Member of the Board of Directors***

Period: ***2000 – up to now***

Organization: ***Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)***

Position: ***General Director, Chairman of the Management Board***

Period: ***2000 - up to now***

Organization: ***Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)***

Position: ***Member of the Board of Directors***

Period: ***2002 – up to now***

Organization: ***Public Joint-Stock Company National Payphone Network***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Chairman of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Public Joint-Stock Company Russian Telecommunications Network***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.015576%***
Percentage of the ordinary shares of the issuer: ***0.020768%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Boris Dm. Antonyuk
Born in: ***1949***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1992 - 1999***
Organization: ***Private JSC Teleport-TP***
Position: ***Chairman of the Management Board***

Period: ***1997 - 1999***
Organization: ***PLD Telecom***
Position: ***Member of the Board of Directors***

Period: ***1999 - 2002***
Organization: ***FGUP Satellite Communications***
Position: ***General Director***

Period: ***2002 - up to now***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***First Deputy Minister***

Period: ***2003 - up to now***
Organization: ***JSC MMTS-9***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***

Organization: *JSC Svyazinvest*
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***JSC CenterTelecom***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Vadim E. Belov
Born in: ***1958***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1999 - 2000***
Organization: ***JSC Kirovelektrosvyaz***
Position: ***Chairman of Supervisory Board***

Period: ***1999 - 2000***
Organization: ***Public JSC Volgogradelektrosvyaz***
Position: ***Chairman of the Board of Directors***

Period: ***1999 - 2000***
Organization: ***JSC Elektrosvyaz of Stavropolski krai***
Position: ***Member of the Board of Directors***

Period: ***1999 - 2000***
Organization: ***JSC Elektrosvyaz of Primorski krai***
Position: ***Member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***JSC Volgogradelektrosvyaz***
Position: ***Member of the Board of Directors***

Period: ***1999 - 2000***
Organization: ***JSC Elektrosvyaz of the Moscow region***
Position: ***Chairman of the Board of Directors***

Period: ***1999 -2001***
Organization: ***JSC Uralsvyazinform***

Position: *Chairman of the Board of Directors*

Period: *2001 -2002*
Organization: *JSC Uralsvyazinform*
Position: *Member of the Board of Directors*

Period: *2001 - 2002*
Organization: *JSC Uraltelecom of Sverdlovsk region*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Organization: *JSC Elektrosvyaz of Novosibirsk region (JSC SibirTelecom)*
Position: *Member of the Board of Directors*

Period: *2001 - 2002*
Organization: *JSC Elektrosvyaz of Rostov region*
Position: *Chairman of the Board of Directors*

Period: *2002 - 2002*
Organization: *JSC Svyazinform of Chelyabinsk region*
Position: *Member of the Board of Directors*

Period: *2001 - 2003*
Organization: *Non-governmental Pension Fund Rostelecom-Guarantia*
Position: *Member of the Fund Board*

Period: *2002 - 2003*
Organization: *Inter-regional bank for development of communications and information*
Position: *Member of the Board of Directors*

Period: *2002 - 2003*
Organization: *Private JSC RTC-Invest*
Position: *Chairman of the Board of Directors*

Period: *2002 - 2003*
Organization: *JSC RTC-Leasing*
Position: *Member of the Board of Directors*

Period: *2002 - 2003*
Organization: *Non-governmental Pension Fund Telecom-Soyuz*
Position: *Member of the Fund Board*

Period: *1999 - up to now*
Organization: *JSC Investitsionnaya Kompania Svyazi*
Position: *Deputy General Director*

Period: *1999 - up to now*
Organization: *JSC Southern Telecommunications Company (before 2001 JSC Kubanelektrosvyaz)*
Position: *Chairman of the Board of Directors*

Period: ***2000 - up to now***
Organization: ***OJSC Rostelecom***
Position: ***Member of the Board of Directors***

Period: ***2000 - up to now***
Organization: ***JSC Elektrosvyaz of the Moscow region (as of 2001 - Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2004***
Organization: ***JSC Central Telegraph***
Position: ***Member of the Board of Directors***

Period: ***2004 – up to now***
Organization: ***JSC Central Telegraph***
Position: ***Chairman of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***JSC Uralsvyazinform***
Position: ***Chairman of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Not-for-profit Partnership Center for Telecommunications Development Studies***
Position: ***Chairman of the Partnership Board***

Period: ***2004 - up to now***
Organization: ***Public JSC RTComm.RU***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.0001944%***
Percentage of the ordinary shares of the issuer: ***0.00025925%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Alexander P. Gribov
Born in: ***1972***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1990 - 1999***
Organization: ***Armed Forces of the RF***
Position: ***Military man***

Period: *1999 - 2001*
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Chief Expert***

Period: *2001 - 2002*
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Consultant***

Period: ***2002 - up to now***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Deputy Chief of Department – Head of Unit***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Public Joint-Stock Company Vniizarubezhgeologia***
Position: ***Chairman of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Public Joint-Stock Company 615 Construction Enterprise***
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Public Joint-Stock Company AK Voronezhavia***
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Public Joint-Stock Company 175 DOK***
Position: ***Chairman of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Alexander V. Ikonnikov
Born in: ***1971***
Education: ***Higher education***

Positions held over the past five years:
Period: *1997 - 1999*
Organization: *Ministry of Fuel and Power of the RF*
Position: *Chief of department, External economic activity and investment in fuel and energy industry*

Period: *1999 - 2000*
Organization: *CPO National Association of Securities Market Participants (NAUFOR)*
Position: *Deputy Chairman of the Management Board*

Period: *2000 - 2001*
Organization: *Public Joint-Stock Company Smolensksvyazinform*
Position: *Member of the Board of Directors*

Period: *2000 - 2001*
Organization: *Public Joint-Stock Company Kirovsvyazinform*
Position: *Member of the Board of Directors*

Period: *2000 - 2001*
Organization: *Public Joint-Stock Company Saratovenergo*
Position: *Member of the Board of Directors*

Period: *2000 - 2004*
Organization: *Association for protection of investors' rights*
Position: *Executive Director*

Period: *2000 - up to now*
Organization: *Association of Independent Directors*
Position: *Chairman of the Management Board*

Period: *2002 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Public JSC North-West Telecom*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Oksana V. Petrova
Born in: *1973*
Education: ***Higher education***

Positions held over the past five years:
Period: *1997-1999*
Organization: ***Russian Federal Agency for Regulation of Natural Monopolies in Communications (FSEMS Rossii)***
Position: ***Senior civil employee of the federal agency, civil servant of the 3rd class***

Period: *1999-1999*
Organization: ***Russian Federation Ministry of Antimonopoly Policy and Business Support***
Position: ***Senior Civil Employee, Department of Postal Service Tariff Regulation, Department for Regulation of Natural Monopolies in Communications***

Period: *1999-2000*
Organization: ***JSC Investitsionnaya Kompania Svyazi***
Position: ***Senior Expert, Methodology and Information Division, Department of Corporate Management***

Period: *2000-2002*
Organization: ***Open JSC Investitsionnaya Kompania Svyazi***
Position: ***Chief Expert, Methodology and Information Division, Department of Corporate Management***

Period: *2001 - 2002*
Organization: ***JSC Elektrosvyaz of Kostroma region***
Position: ***Member of the Board of Directors***

Period: *2002 - 2002*
Organization: ***JSC Chelyabinsksvyazinform***
Position: ***Member of the Board of Directors***

Period: *2001 - 2002*
Organization: ***JSC Elektrosvyaz of Tver region***
Position: ***Member of the Board of Directors***

Period: *2000- up to now*
Organization: ***Joint-Stock Company Elektrosvyaz of the Moscow region (as of 2001 - Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Period: *2004- up to now*
Organization: ***JSC North-Western Telecom***
Position: ***Member of the Board of Directors***

Period: *2002- up to now*
Organization: ***JSC Investitsionnaya Kompania Svyazi***
Position: ***Deputy chief, Methodology and Information Division, Department of Corporate Management***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Elena V. Umnova
Born in: ***1954***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1999-2001***
Organization: ***Branch of ZAO Bank Menatep Saint-Petersburg in Voronezh***
Position: ***Deputy Chief Manager***

Period: ***2001-2003***
Organization: ***OAO MENATEP SPb former ZAO Bank Menatep Saint-Petersburg***
Position: ***Deputy Chief Manager***

Period: ***2003- up to now***
Organization: ***JSC Investitsionnaya Kompania Svyazi***
Position: ***Director of Finance Department***

Period: ***2003- up to now***
Organization: ***JSC North-West Telecom***
Position: ***Member of the Management Board***

Period: ***2004 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***OAO ACB Svyaz-bank***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Grigoriy M. Finger
Born in: *1966*
Education: *Higher education*

Positions held over the past five years:
Period: *1995-2003*
Organization: *Moscow representative office of NCH Advisors, Inc*
Position: *Executive Director*

Period: *1998-2003*
Organization: *Joint-Stock Company Trade House GUM*
Position: *Member of the Board of Directors*

Period: *2002-2003*
Organization: *Public Joint-Stock Company Aeroflot*
Position: *Member of the Board of Directors*

Period: *2002- up to now.*
Organization: *Joint-Stock Company Central Telegraph*
Position: *Member of the Board of Directors*

Period: *2001- up to now.*
Organization: *Public Joint-Stock Company Grindstone Plant Ilyich*
Position: *Member of the Board of Directors*

Period: *2003- up to now.*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Member of the Board of Directors*

Period: *2002- up to now.*
Organization: *Public Joint-Stock Company Polimerbyt*
Position: *Member of the Board of Directors*

Period: *2000 – 2003 and 2004 - up to now.*
Organization: *Open Joint-Stock Company Rostelecom*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Evgeniyy V. Yurchenko
Born in: ***1968***
Education: ***Higher education***

Positions held over pas 5 years:
Period: ***1999-2001***
Organization: ***Branch of ZAO Bank Menatep Saint-Petersburg in Voronezh***
Position: ***Chief Manager***

Period: ***2001-2001***
Organization: ***Regional Center Yugo-Zapad (South-West)***
Position: ***Head of the Center***

Period: ***2001-2002***
Organization: ***Regional Center Yugo-Zapad (South-West)***
Position: ***Vice-President***

Period: ***2002-2002***
Organization: ***OAO Bank MENATEP SPb***
Position: ***Member of the Board***

Period: ***2003-2004***
Organization: ***OAO SibirTelecom***
Position: ***Member of the Board of Directors***

Period: ***2003-2004***
Organization: ***OAO Girposvyaz***
Position: ***Member of the Board of Directors***

Period: ***2003-2004***
Organization: ***OAO Dalsvyaz***
Position: ***Member of the Board of Directors***

Period: ***2003-2003***
Organization: ***OAO RTC-Leasing***
Position: ***Member of the Board of Directors***

Period: ***2003-2004***
Organization: ***ZAO RusLeasingSvyaz***
Position: ***Member of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***OAO Investitsionnaya Kompania Svyazi***
Position: ***Deputy General Director***

Period: ***2003 – up to now***
Organization: ***OAO Investitsionnaya Kompania Svyazi***
Position: ***Member of the Management Board***

Period: ***2003-up to now***
Organization: ***OAO Volga-Telecom***
Position: ***Chairman of the Board of Directors***

Period: ***2003-up to now***
Organization: ***Open Joint-Stock Company for long-distance and international telecommunications Rostelecom***
Position: ***Member of the Board of Directors***

Period: ***2003-up to now***
Organization: ***OAO RTComm.RU***
Position: ***Member of the Board of Directors***

Period: ***2003-up to now***
Organization: ***ZAO RTC-Invest***
Position: ***Chairman of the Board of Directors***

Period: ***2003-up to now***
Organization: ***Non-government pension fund Telecom-Soyuz***
Position: ***Member of the Fund Board***

Period: ***2003-up to now***
Organization: ***Public Joint-Stock Company Inter-regional Commercial bank for development of telecommunications and information***
Position: ***Member of the Board of Directors***

Period: ***2004-up to now***
Organization: ***OAO Sibirtelecom***
Position: ***Chairman of the Board of Directors***

Period: ***2004-up to now***
Organization: ***OAO Dalsvyaz***
Position: ***Chairman of the Board of Directors***

Period: ***2004-up to now***
Organization: ***OAO Central Telegraph***
Position: ***Member of the Board of Directors***

Period: ***2004-up to now***
Organization: ***OAO CenterTelecom***
Position: ***Member of the Board of Directors***

Period: ***2004-up to now***
Organization: ***ZAO Registrator-Svyaz***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options

owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

The sole person executive body: General Director – Chairman of the Management Board
Mr. Ruben A. Amaryan
Born in: ***1949***
Education: ***Higher education***
Degree in Science: ***Doctor of Science in Technology***
Academic rank: ***full member of the International Telecommunication Academy, Professor of Moscow Academy of Labor Market and Information Technology***

Positions held over the past five years:
Period: ***1997 - 2000***
Organization: ***Public Joint-Stock Company Moscow Metropolitan Telephone Network***
Position: ***Deputy General Director of JSC MGTS – Head of Technical and Engineering department "Service"***

Period: ***2000 – up to now***
Organization: ***Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***General Director, Chairman of the Management Board***

Period: ***2000 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***Member of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Public Joint-Stock Company National Payphone Network***
Position: ***Member of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Private Joint-Stock Company Moscow Telecommunication Company (as of 2003 Private Joint-Stock Company CenterTelecomService of the Moscow region)***
Position: ***Chairman of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company for Telecommunications and Informatics of the Voronezh region***
Position: ***Member of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Commercial Bank LINK-bank (Public Joint-Stock Company)***
Position: ***Chairman of the Board of Directors***

Period: ***2003 - up to now***

Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Chairman of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company Science and Technology Center COMSET***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.015576%***
Percentage of the ordinary shares of the issuer: ***0.020768%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Collective executive body of the issuer – the Management Board:

Mr. Aleksey A. Lokotkov
Born in: ***1950***
Education: ***Higher education***
Degree in Science: ***Ph. D. in technology***

Positions held over the past five years:
Period: ***1992 - 2000***
Organization: ***Public Joint-Stock Company Moscow Metropolitan Telephone Network***
Position: ***Deputy Chief, Economy and Planning of Technical and Engineering department "Service"***

Period: ***2000 – 2003***
Organization: ***Joint-Stock Central Telecommunication Company (before 2001 - Public Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***First Deputy General Director***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company Yaroslavskie telecommunications networks***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company Ivanovskie telecommunications networks***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***First Deputy General Director - Financial Director***

Period: ***2000 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company***

Elektrosvyaz of the Moscow region)
Position: ***Member of the Management Board***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company Tverskaya Cellular Communications***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company MOTECO (as of 2003 Private JSC CenterTelecomService of the Moscow region)***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Commercial Bank LINK-bank Public Joint-Stock Company***
Position: ***Member of the audit commission***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.005007%***
Percentage of the ordinary shares of the issuer: ***0.006676%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Maksim A. Pegasov
Born in: ***1966***
Education: ***Higher education***

Positions held over the past five years:
Positions for the last 5 years:
Period: ***1993-1998***
Organization: ***JSC Moscow City Telephone Network***
Position: ***Head of Sovetski Telephone Node***

Period: ***1999-2000***
Organization: ***JSC Moscow City Telephone Network***
Position: ***Head of Division, Network Reconstruction, Department of Telecommunication Maintenance – branch of JSC MGTS***

Period: ***2000-2001***
Organization: ***JSC Elektrosvyaz of the Moscow region***

Position: *Deputy General Director – Head of Prospective Development Department*

Period: *2000-2000*
Organization: *JSC Elektrosvyaz of the Moscow region*
Position: *Chief Engineer*

Period: *2001-2003*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Deputy General Director*

Period: *2001-2001*
Organization: *JSC Elektrosvyaz of the Moscow region*
Position: *Deputy General Director*

Period: *2002-2002*
Organization: *JSC Elektrosvyaz of the Kostroma region*
Position: *Member of the Board of Directors*

Period: *2003- up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Deputy General Director – Technical Director*

Period: *2000 - up to now*
Organization: *Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)*
Position: *Member of the Management Board*

Period: *2003 - 2004*
Organization: *Private Joint-Stock Company Ryazan Cellular Communications*
Position: *Member of the Board of Directors*

Period: *2003 - 2004*
Organization: *Private Joint-Stock Company MOTECO (as of 2003 Private JSC CenterTelecomService of the Moscow region)*
Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company CenterTelecomService*
Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Joint-Stock Company Giprosvyaz*
Position: *Member of the Management Board*

Period: *2004 - up to now*
Organization: *Private Joint-Stock Company CenterTelecomService of the Moscow region*
Position: *Member of the Management Board*

Period: *2004 - up to now*

Organization: ***Private Joint-Stock Company Telecom of the Ryazan region***
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Private Joint-Stock Company Kaluzskaya Cellular Communications***
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Private Joint-Stock Company Science and Technology Center Comset***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.000143%***
Percentage of the ordinary shares of the issuer: ***0.000190%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Alexander I. Polnikov
Born in: ***1943***
Education: ***Higher education***
Academic rank: ***Academician***

Positions for the last 5 years:
Period: ***1998-1999***
Organization: ***JSC Investitsionnaya Kompania Svyazi***
Position: ***Executive Director, Investment***

Period: ***1999- up to now***
Organization: ***JSC Investitsionnaya Kompania Svyazi***
Position: ***Executive Director – Director of Capital Investment Management Department***

Period: ***1999 - 2002***
Organization: ***Joint-Stock Company Elektrosvyaz of the Vladimir region***
Position: ***Member of the Board of Directors, Chairman of the Board of Directors***

Period: ***1999 - 2002***
Organization: ***Joint-Stock Company Ivtelecom***
Position: ***Chairman of the Board of Directors***

Period: ***1999 - 2002***
Organization: ***Joint-Stock Company Giprosvyaz***
Position: ***Member of the Board of Directors, Chairman of the Board of Directors***

Period: ***2004 - up to now***

Organization: ***Joint-Stock Company Giprosvyaz***
Position: ***Member of the Board of Directors***

Period: ***1999 - 2002***
Organization: ***Joint-Stock Company KabBalktelecom***
Position: ***Member of the Board of Directors, Chairman of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***Joint-Stock Company Svyazinform of the Samara region***
Position: ***Member of the Board of Directors***

Period: ***2000 – 2001***
Organization: ***Joint-Stock Company Sevosetinelektrosvyaz***
Position: ***Chairman of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Joint-Stock Company SibirTelecom***
Position: ***Member of the Management Board***

Period: ***2003 – up to now***
Organization: ***Private Joint-Stock Company RusLeasing-Svyaz***
Position: ***Member of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Yug-Giprosvyaz LLC***
Position: ***Chairman of the Board of Directors***

Period: ***2000 – up to now***
Organization: ***JSC CenterTelecom***
Position: ***Member of the Management Board***

Period: ***2003 - up to now***
Organization: ***Giprosvyaz-Sibir LLC***
Position: ***Chairman of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Ella M. Zhuravleva
Born in: ***1961***
Education: ***Higher education***

Degree in Science: ***Ph. D. in technology***

Positions held over the past five years:

Period: ***1997-2000***
Organization: ***Joint-Stock Company Moscow City Telephone Network (JSC MGTS)***
Position: ***Chief of Accounting, Finance and Crediting – First Deputy Chief Accountant, Technical and Engineering Provisioning Department "Service"***

Period: ***2000-2000***
Organization: ***JSC Moscow City Telephone Network***
Position: ***Deputy Chief, Economy and Finance – Chief Accountant, Technical and Engineering Provisioning Department Service***

Period: ***2000 - 2003***
Organization: ***Joint-Stock Central Telecommunication Company (before 2001 JSC Elektrosvyaz of the Moscow region)***
Position: ***Deputy General Director, Head of Personnel Relations Division***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Director for Personnel***

Period: ***2000 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board***

Period: ***2003 – up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Member of the Board of Directors***

Period: ***2004 – up to now***
Organization: ***Public Joint-Stock Company Russian Telecommunications Network***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.000333%***
Percentage of the ordinary shares of the issuer: ***0.000444%***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Raisa P. Konstantinova

Born in: ***1954***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1993-2000***
Organization: ***Joint-Stock Company Moscow City Telephone Network (JSC MGTS)***
Position: ***Chief Accountant***

Period: ***2000 - 2001***
Organization: ***JSC Elektrosvyaz of the Moscow region***
Position: ***Chief Accountant***

Period: ***2001 – up to now***
Organization: ***JSC Central Telecommunication Company***
Position: ***Chief Accountant***

Period: ***2001 – up to now***
Organization: ***JSC Central Telecommunication Company***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Sergey V. Pridantsev
Born in: ***1967***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1998 - 2003***
Organization: ***Private Joint-Stock Company Lucent Technologies***
Position: ***Sales Director***

Period: ***2002 - 2003***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Advisor to the General Director***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Commercial Director***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Member of the Management Board***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company MOTECO (as of 2003 Private JSC CenterTelecomService of the Moscow region)***
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Public Joint-Stock Company Russian Telecommunications Network***
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Private Joint-Stock Company Cellular Communications of the Black-oil Area (Chernozemie)***
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Private Joint-Stock Company Ryazanskaya Cellular Communications***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Valeriyy P. Sychev
Born in: ***1947***
Education: ***Higher education***
Academic rank: ***Assistant Professor***

Positions held over the past five years:
Period: ***1998 - 2000***
Organization: ***Limited Liability Company Private Security Firm SBB Security***
Position: ***Deputy Director – Chief of Guarding***

Period: ***2000 - 2001***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Deputy General Director – Head of Security***

Period: ***2001 - 2002***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Head of Security***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director for Security and Confidentiality Enforcement***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company Smolensksvyazinform***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Tatyana N. Sotskova
Born in: ***1958***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1998 - 2000***
Organization: ***Ministry of Fuel and Energy of the Russian Federation***
Position: ***Chief of Legal Department***

Period: ***2000 - 2001***
Organization: ***Ministry of Power Generation of the Russian Federation***
Position: ***Chief of Legal Department***

Period: ***2001 - 2003***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Chief of Legal Department***

Period: ***2003 - up to now.***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Director of Legal Department***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company Science and Technology Center COMSET***
Position: ***member of the audit commission***

Period: ***2003 - up to now.***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Arevshad A. Vartanyan
Born in: ***1958***
Education: ***Higher education***
Scientific degree: ***Ph.D. in technology***

Positions held over the past five years:
Period: ***1992-2002***
Organization: ***Moscow Lomonosov State University***
Position: ***Senior Researcher***

Period: ***2002-2004***
Organization: ***Moscow Airspace Institute (state technological university)***
Position: ***Deputy Dean, Department of Economics and Management***

Period: ***1997-2002***
Organization: ***Galaktika Corporation (part-time job)***
Position: ***First Vice-President***

Period: ***2000-2003***
Organization: ***High School of Corporate Management of the Academy of Economics***
Position: ***Lecturer (part-timer)***

Period: ***2003 - 2004***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Advisor to the General Director***

Period: *2004 – up to now*
Organization: *Moscow Airspace Institute (state technological university)*
Position: ***Deputy Dean, Department of Economics and Management (part-timer)***

Period: *2003 - up to now.*
Organization: *Joint-Stock Central Telecommunication Company*
Position: ***Deputy General Director for Information Technology***

Period: *2004 - up to now.*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Member of the Management Board*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Nikolay V. Mezhuev
Born in: ***1962***
Education: ***Higher education***

Positions held over the past five years:
Period: *1979 - 1999*
Organization: ***Armed Forces of the RF***
Position: ***Military man***

Period: ***2000 - 2000***
Organization: ***Private Joint-Stock Company Teleintercom***
Position: ***Deputy General Director***

Period: *2000 - 2001*
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Deputy General Director***

Period: *2001 - 2003*
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director***

Period: ***2002 - up to now***
Organization: ***Private Joint-Stock Company Moscow Telecommunication Company (as of 2003 – Private JSC CenterTelecomService of the Moscow region)***
Position: *Member of the Board of Directors*

Period: *2002 - 2002*
Organization: ***Public Joint-Stock Company Belgorodskaya Elektricheskaya Svyaz***
Position: ***Member of the Board of Directors***

Period: *2002 - 2002*
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Orel region***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Director of Moscow subsidiary of JSC CenterTelecom***

Period: ***2000 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company (before 2001 – JSC Elektrosvyaz of the Moscow region)***
Position: ***Member of the Management Board***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***0.000048%***
Percentage of the ordinary shares of the issuer: ***0.000063%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

The person performing the duties of the sole person executive body of the issuer: ***Mr. Ruben A. Amaryan***

5.3 Compensations, benefits, remunerations and/or reimbursement of expenses of each governing body of the issuer.

THE MANAGEMENT BOARD:

Remuneration paid to members of the Management Board, RUR

Description	**Fiscal period**
	2003
Salary	*13,453,394.00*
Bonuses	*10,095,521.00*
Commission	*0*
Benefits and/or reimbursement of expenses	*0*
Other allowances	*0*
Total	*23,548,915.00*

Income of members of the Management Board are their salaries earned as staff members of the Company and remuneration payable according to a decision of the Company's Board of Directors pursuant to the Regulations on the Management Board.

According to Article 6 Remunerations for the Management Board members and reimbursement of expenses related to their performance of duties of Regulations on the Management Board of JSC CenterTelecom:

6.2. Amounts and procedure to determine remunerations and their distributions between the Management Board members shall be determined by a decision of the Board of Directors.

6.3. Members of the Management Board are entitled to take part in option plans established by the Company.

THE BOARD OF DIRECTORS:

Description	Fiscal period
	2003
Salary	*0*
Bonuses	*10,320,847.00*
Commissions	*0*
Benefits and/or reimbursement of expenses	*0*
Other allowances	*0*
Total	*10,320,847.00*

According to Article 7 Remunerations for the Board of Directors members and reimbursement of expenses related to their performance of duties of Regulations on the Board of Directors of JSC CenterTelecom:

7.1. Members of the Company's Board of Directors during their term in office shall be paid remunerations and reimbursed for expenses related to their performance of duties as the Board of Directors members.

7.2 Remunerations paid to members of the Board of Directors consist of an annual and quarterly payments.

7.3 Quarterly remuneration to each member of the Board of Directors is set at RUR200,000.

Remuneration payable to the Chairman of the Board of Directors is set using a multiplier of 1.5.

Remunerations payable to a member of the Board of Directors shall be reduced:

by 30% if the member attended in person less than half of the Board meetings held in the form of joint presence;

by 100% if the member attended less than half of the total number of the conducted Board meetings.

For the quarter in which elections of the Board members took place, remunerations to the Board member shall be paid pro rata to the actual time in office in the quarter in question.

7.4 Amount of annual remunerations for the whole Board of Directors is set as

- a percentage of the Company's EBITDA according to financial statements under IAS for the reporting year;
- a percentage of the net profit of the Company for the reporting year allocated to dividend payments.

The annual remunerations shall be distributed between all members of the Board of Directors in equal portions.

The annual remuneration of a member of the Board of Directors shall be reduced by 50% if the member took part in less than half meetings of the Board held during the member's term in office.

7.5 The general meeting of shareholders at which the relevant Board of Directors is elected shall decide on the percentage of allocations to calculate the annual remuneration.

7.6 Annual remuneration shall be paid to a member of the board of Directors not later than 3 months after expiry of the term in office of the Board of Directors in question.

7.7. Members of the Board of Directors who are at the same time members of a committee of the Board of Directors shall be paid a bonus to the quarterly remuneration related to his/her serving as a member of the committee of the Board of Directors in the amount of RUR40 thousand (for serving on each committee), however a member of the Board of Directors cannot serve on more than 2 committees of the Board of Directors.

The Chairman of a Committee of the Board of Directors shall be paid the amount multiplied by 1.25.

7.8 Members of the Board of Directors are entitled to take part in option plans established by the Company.

5.4 Structure and powers of the issuer's bodies for control and supervision over financial and business activities.

Structure and terms of reference of bodies for controlling business and financial operations of the issuer

Article 18 (Charter of JSC CenterTelecom)

SUPERVISION OF COMPANY FINANCIAL
AND ECONOMIC ACTIVITY

18.1 In order to supervise financial and economic activity an internal audit commission and a special structural subdivision implementing internal supervision shall be created within the Company and an independent auditor shall be engaged.

18.2 The internal audit commission is an independent supervisory body of the Company. Its seven members shall be elected at the annual General Meeting of Shareholders for the period up to the next annual General Meeting of Shareholders.

18.2.1 The authority of individual members or the all members of the internal audit commission may be terminated early by a resolution of the General Meeting of Shareholders.
In the event of early termination of the authority of members of the internal audit commission the authority of the new members of the internal audit commission shall remain in effect until the next annual General Meeting of Shareholders.
In the event that the number of members of the internal audit commission falls below half the number of elected members of the internal audit commission the Board of Directors must convene an extraordinary General Meeting of Shareholders to elect a new internal audit commission. The remaining members of the internal audit commission shall perform their functions until the new internal audit commission is elected at the extraordinary General Meeting of Shareholders.

18.2.2 The following matters are referred to the authority of the internal audit commission:
- verifying the accuracy of data in reports and other financial documents of the Company;
- discovering breaches of procedures established by legal acts of the Russian Federation on maintaining accounts and presenting financial reports;
- verifying the compliance with legal norms of the calculation and payment of taxes;
- discovering infringements of legal acts of the Russian Federation in accordance with which the Company conducts its financial and economic activity;
- assessing the economic feasibility of the Company's financial and economic operations.

18.2.3 The internal audit commission shall review the Company's financial and economic activity based on the Company's results for the year.
The Company's financial and economic activity shall also be reviewed:
- at the initiative of the Company's internal audit commission;
- pursuant to a resolution of the Company's General Meeting of Shareholders;
- pursuant to a resolution of the Company's Board of Directors;
- pursuant to a request of a shareholder (shareholders) of the Company holding a total of at least 10 percent of voting shares in the Company in respect of all matters within the authority of the General Meeting of Shareholders on the date that the request is presented.

18.2.4 Pursuant to a request of the internal audit commission, officers of the Company's management bodies must provide documents concerning the Company's financial and economic activity.

18.2.5 Working procedures for the internal audit commission and the amount and procedure for payment of the fees of members of the internal audit commission shall be determined in the Regulation On the Internal Audit Commission of the Company, to be approved by the General Meeting of Shareholders.

18.3 In order to ensure permanent internal supervision over performance of all economic operations a special structural subdivision shall be established within the Company that will be independent of the Company's executive bodies. The activity of such subdivision shall be under supervision of the Company's Board of Directors.
The functions of such structural subdivision, the procedure for performance of its activities and the procedure for appointing employees, requirements with respect to such employees shall be determined by an internal document approved by the Company's Board of Directors.

18.4 In order to verify and confirm the accuracy of the annual financial reports the Company shall each year engage a professional auditor, independent from any material interests connected with the Company or its shareholders.

18.4.1 The auditor shall audit the Company's financial and economic activity in accordance with legal acts of the Russian Federation on the basis of an agreement entered into with it.

18.4.2 The General Meeting of Shareholders shall approve the Company's auditor. The terms of the agreement to be entered into with the auditor, including the amount of fees payable for its services, shall be approved by the Company's Board of Directors.

18.4.3 The Company's activity must be audited at any time pursuant to a request of a shareholder with a total interest in the charter capital of 10 percent or more. Shareholders initiating an audit review shall submit to the Board of Directors a written request indicating the grounds of such request, the name of the shareholders and the quantity and category (type) of shares belonging to such shareholders and bearing the signature of the shareholder or its authorized representative. If the demand is signed by an authorized representative a copy of the power of attorney must be attached to it.

Information regarding the internal system of control and supervision over financial and business activities of the issuer.

The Internal Control Department was set up in JSC CenterTelecom's General Directorate in 2003. There are two units in the department: the audit unit, and methodology and risk unit, totaling 9 employees. The Director of the Internal Audit Department is Ms. L. Dyliaeva. All members have higher education professional (in economics) education, and two are certified auditors. Alongside with the department internal audit units are set up in 15 subsidiaries directly reporting to the subsidiary's director.

The department of internal audit of the General Directorate reports to the Board of Directors and according to the Regulations shall annually submit a report on the department activities. According to sub-clause 15.4 of the Charter rules of procedure of the internal audit shall be approved by the Management Board of the Company.

Main functions of the department include regular verification of compliance of business and financial operations of the Company, its subsidiaries and structural units with the Company interests; protection of the Company's assets: independent assessment and analysis of the financial position of Company as a whole and its subsidiaries and structural units; regular control over compliance of the Company and its subsidiaries and structural units with statutory and other legal acts (including internal regulations) regulating their activities, and with resolutions of General meetings of Shareholders, the Board of Directors, sole person and collective executive bodies of the Company; consulting on issues of financial and tax legislation; working with external auditors, tax and other controlling authorities.

According to the schedule of work of the department approved by the Board of Directors on March 5, 2004, for 9 months of 2004 there were 10 checks of financial and business activities of subsidiaries and their structural units (including 4 comprehensive checks of subsidiaries). Moreover, there were 2 unscheduled checks of structural units in 3Q2004 (in Yaroslavski and Tambovski subsidiaries).

The program of checks of subsidiaries includes all types of activities.

The following employees take part in the checks: experts of the Internal Audit Department, experts of internal audit units in subsidiaries, experts of the General Directorate in various lines of business.

For 9 months of 2004 experts of the Internal Audit Department developed guidelines for conducting audits. Also, experts of the Internal Audit Department take part in development of the master-plan of the Corporate Restructuring Department, Master system based on Oracle E-Business Suite ERP.

Regulations on ensuring protection of proprietory and confidential information in JSC CenterTelecom is attached (approved by Order of the General Director of JSC CenterTelecom #322 of July 6, 2001) (Attachment #2)

5.5 Information on individuals serving in the bodies controlling and supervising financial and business operations of the Company.

Control and internal audit commission

Mr. K. Belyaev

Born in: ***1968***
Education: ***higher***

Positions held over the past five years:
Period: ***1996 - 2001***
Organization: ***Public Joint-Stock Company Artelecom***
Position: ***Chief accountant***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company Yartelecom***
Position: ***member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company Artelecom***
Position: ***member of the Board of Directors***

Period: ***2003 – 2003***
Organization: ***Public Joint-Stock Company Inter-regional bank for development of telecommunications and information***
Position: ***member of the Board of Directors***

Period: ***2001 – up to now***
Organization: ***Public Joint-Stock Company Svyazinvest***
Position: ***Chief accountant***

Period: ***2003 – up to now***
Organization: ***JSC CenterTelecom***
Position: ***Chairman of the Audit Commission***

Period: ***2003 – up to now***
Organization: ***JSC North-Western Telecom***
Position: ***Member of the Audit Commission***

Period: ***2003 – up to now***
Organization: ***Public Joint-Stock Company Moscow City Telephone Network***
Position: ***Member of the Audit Commission***

Period: ***2003 – up to now***
Organization: ***Public Joint-Stock Company VolgaTelecom***
Position: ***Member of the Audit Commission***

Period: ***2003 – up to now***
Organization: ***Public Joint-Stock Company Dalsvyaz***
Position: ***Member of the Audit Commission***

Period: *2003 – up to now*
Organization: ***Open Joint-Stock Company Rostelecom***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Ms. Lyudmila V. Buryanova

Born in: ***1961***
Education: ***higher education***

Positions held over the past five years:
Period: ***1999 - 2002***
Organization: ***Public Joint-Stock Company Elektrosvyaz of Stavropolski krai***
Position: ***Chief Accountant***

Period: ***2002 - 2003***
Organization: ***Joint-Stock Central Telecommunications Company***
Position: ***Deputy Chief Accountant – Head of Investment Accounting Unit***

Period: ***2003 – up to now***
Organization: ***Joint-Stock Central Telecommunications Company***
Position: ***First Deputy Chief Accountant – Head of Department for Tax and Corporate Accounting and Reporting***

Period: ***2003 – up to now***
Organization: ***Joint-Stock Central Telecommunications Company***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Ms. Natalia V. Ermolaeva

Born in: ***1971***
Education: ***higher education***

Positions held over the past five years:

Period: ***1999 – 2001***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Chief of analysis and statistics, Department of financial regulation and control***

Period: ***2001 – 2003***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Chief of statistics reports, Department of internal audit and economic analysis***

Period: ***2003 – 2003***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Chief of statistics reports, Department of economic analysis***

Period: ***2003 – up to now***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Chief of statistics reports, Department of economic tariff policy***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Mr. Alexander V. Kachurin

Born in: ***1968***
Education: ***higher education***

Positions held over the past five years:

Period: ***1999 - 1999***
Organization: ***Voronezh Optical Company Limited Liability Company***
Position: ***Manager of Optic Division***

Period: ***2000 – 2003***
Organization: ***OAO MENATEP SPb, renamed from ZAO Bank Menatep Saint-Petersburg***
Position: ***Expert of credit and resource allocation***

Period: ***2003 – 2003***
Organization: ***OAO MENATEP SPb, renamed from ZAO Bank Menatep Saint-Petersburg***
Position: ***Senior Expert of credit and resource allocation***

Period: ***2003 – up to now***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Chief of Treasury, Finance Department***

Period: ***2004 – up to now***
Organization: ***JSC CenterTelecom***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***ZAO ACIB Pochtobank***

Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***ZAO Eniseytelecom***
Position: ***Member of Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Mr. Aleksey E. Kopiev

Born in: ***1966***
Education: ***higher education***

Positions held over the past five years:

Period: ***1999 - 2000***
Organization: ***ZAO TASS Luch Telecom***
Position: ***Business Development Director***

Period: ***2000 - 2002***
Organization: ***Arkon TML LLC***
Position: ***Marketing Director***

Period: ***2003 – up to now***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Chief Expert, Internal Audit of subsidiaries, Internal Audit Department***

Period: ***2004 – up to now***
Organization: ***JSC CenterTelecom***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***JSC North-Western Telecom***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***JSC RTComm.RU***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***JSC Dagsvyazinform***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***ZAO Telecom-Alania***

Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***Uralcom LLC***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***ZAO CenterTelecomService***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***ZAO CenterTelecomService of the Moscow region***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***ZAO SteK GSM***
Position: ***Member of Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Ms. Irina Prokofieva

Born in: ***1968***
Education: ***higher***

Positions held over the past five years:
Period: ***1998 - 2001***
Organization: ***Public Joint-Stock Company Telecominvest***
Position: ***expert***

Period: ***2001 - 2001***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Deputy chief of Internal Audit and Economic Analysis***

Period: ***2001 – 2003***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Deputy Director – chief of internal audit unit, Internal Audit and Economic Analysis***

Period: ***2003 – 2004***
Organization: ***South-Ural Cellular Phone Limited Liability Company***
Position: ***Member of Audit Commission***

Period: ***2003 – 2004***
Organization: ***Private JSC Orenburg GSM***

Position: ***Member of Audit Commission***

Period: ***2003 – 2004***
Organization: ***Private JSC Yugsvyazstroy***
Position: ***Member of Audit Commission***

Period: ***2003 – 2004***
Organization: ***Private JSC Volgogradski GSM***
Position: ***Member of Audit Commission***

Period: ***2003 – 2004***
Organization: ***Private JSC TeleRoss-Kubanelektrosvyaz***
Position: ***Member of Audit Commission***

Period: ***2003 – 2004***
Organization: ***Private JSC Armavir telecommunications Plant***
Position: ***Member of Audit Commission***

Period: ***2003 – 2004***
Organization: ***Private JSC CMTO***
Position: ***Member of Audit Commission***

Period: ***2003 – 2004***
Organization: ***Private JSC Stack GSM***
Position: ***Member of Audit Commission***

Period: ***2003 – 2004***
Organization: ***Private JSC South-Siberian Cellular Communications***
Position: ***Member of Audit Commission***

Period: ***2003 – 2004***
Organization: ***Public JSC Lensvyaz***
Position: ***Member of Audit Commission***

Period: ***2003 – 2004***
Organization: ***Private JSC RTC-Leasing***
Position: ***Member of Audit Commission***

Period: ***2003 – 2004***
Organization: ***Private JSC Westelecom***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private Joint-Stock Company Ermak-RMS***
Position: ***Member of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Public JSC Investitsionnaya Kompania Svyazi***
Position: ***Director of Internal Audit Department***

Period: ***2003 – up to now***
Organization: ***Public JSC North-Western Telecom***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Open JSC Rostelecom***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Public JSC Giprosvyaz***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Public JSC Moscow City Telephone Network***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Public JSC Uralsvyazinform***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Public JSC SibirTelecom***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Public JSC Southern Telecommunication Company***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC ACIB Pochtobank***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC WestBaltTelecom***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC Recuperation facilities Orbita***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC Pimtelephone***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***JSC CenterTelecom***
Position: ***Member of Audit Commission***

Period: *2004 – up to now*
Organization: *Private JSC Startcom*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *Private JSC Nizhegorodskaya Cellular Communications*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *Public JSC Tatincom-T*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *Tvertelecom Limited Liability Company*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *Private JSC Baykalwestcom*
Position: *Member of Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Mr. Kirill Frolov

Born in: *1977*
Education: ***higher***

Positions held over the past five years:
Period: *1997 - 2000*
Organization: *Limited Liability Company Dubrovki*
Position: *Chief accountant*

Period: *2000 - 2001*
Organization: *Company A-Hold*
Position: *auditor*

Period: *2001 – 2001*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *chief expert, internal audit and economic analysis unit*

Period: *2001 – 2003*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *chief of internal audit unit, Department of Internal Audit and Economic Analysis*

Period: *2002 - 2002*

Organization: *Public JSC Amursvyaz*
Position: *Member of the Board of Directors*

Period: *2003 – 2004*
Organization: *Private JSC Tverskaya Cellular Communications*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Public JSC Uralsvyazinform*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Public JSC STC*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC Uralvestcom*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC Svyazinformkomplekt*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC Teleross-Tyumen*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC TyumenRuscom*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC Kaliningradskie Mobile Networks*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC Transsvyaz*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC Siberia Cellular Systems 900*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Public JSC Svyaz of Komi Republic*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*

Position: ***Deputy Director – chief of internal audit of subsidiaries of JSC Svyazinvest, Internal Audit Department***

Period: ***2003 – up to now***
Organization: ***Private JSC Ermak-RSM***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC Eniseytelecom***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***JSC CenterTelecom***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***JSC VolgaTelecom***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***JSC Dalsvyaz***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***JSC RTComm.RU***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***Private JSC AKOS***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***Private JSC Recuperation facilities Orbita***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***Private JSC Volgograd GSM***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***Private JSC Westelcom***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***Private JSC RTC-Invest***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***Public JSC Tatincom-T***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***Private JSC Baykalwestcom***
Position: ***Member of Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Internal Audit Department

Ms. Lyudmila Dyliaeva

Born in: ***1958***
Education: ***higher***

Positions held over the past five years:
Period: ***1997 – 1999***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Inspector of the audit, internal audit commission***

Period: ***1999 – 2000***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Accountant-controller, accounting, reporting and control unit***

Period: ***2000 – 2001***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Chief of audit, Head Accounting Department***

Period: ***2001 – 2003***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Head of Department of Internal Audit of the General Accounting Office***

Period: ***2003 – 2003***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy head, Accounting Procedures, Methodology and Accounting Department***

Period: ***2003 – up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Director of Internal Audit Department***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

5.6 Remunerations, benefits/reimbursement of expenses of the body supervising financial and business activities of the issuer.

The Charter of JSC CenterTelecom specifies that amount and payment procedure of the remunerations payable to members of the internal audit commission are set forth by Regulations on the audit commission of the Company to be approved by a general meeting of shareholders.

The said Regulations in Article 7 specify that a member of the audit commission shall be paid quarterly remunerations equal to RUR150 thousand to each member in his/her period of serving on the commission.

The chairperson of the audit commission shall be paid the remuneration multiplied by a factor of 1.3.

For the quarter in which elections of the Audit Commission were held remunerations to members of the Audit Commission are paid pro rata the period served in the quarter.

Remunerations paid to members of the audit commission, RUR

Description	Fiscal period
	2003
Salary	*0*
Bonuses	*1,763,049.90*
Commission	*0*
Benefits and/or reimbursement of expenses	*0*
Other allowances	*0*
Total	*1,763,049.90*

Remunerations paid to employees of the Internal Audit Department, RUR

Description	Fiscal period
	2003
Salary	*978,313.57*
Bonuses	*405,567.74*
Commission	*0*
Benefits and/or reimbursement of expenses	*8,050*
Other allowances	*0*
Total	*1,391,931.31*

5.7 Workforce and general information on the issuer's employees and workforce variations

Description	Reporting period
Employees aged under 25, %	8.1%
Employees aged over 25 but under 35 years, %	27.0%
Employees aged over 35 but under 55 years, %	55.3%
Employees aged over 55 years, %	9.6%
Total:	**100%**
of whom:	
having college and/or general education, %	35.4%
having initial and/or college education, %	41.7%
having higher professional education, %	22.9%
having post-graduate professional training, %	0.1%

Average number of workers (employees) of the issuer, including workers (employees), employed by its subsidiaries and representative offices; and payroll costs and social security.

Description	3Q2004
Average number of employees (less part-time and off the list workers), employees	66,322
Payroll costs, RUR	1,560,333,855
Allocations to social security, RUR	154,030,565
Total amount spent, RUR	1,714,364,420

The number of employees (workers) does not include officers significantly affecting financial and business activities of the issuer (key officers).
A trade-union body is set up in the Company.

5.8 Information regarding any issuer's obligations to employees (workforce) related to a possibility of their participation in the legal (contributed) capital (unit fund) of the issuer.

No obligations to employees.

VI. Information regarding shareholders of the issuer, and related (interested) party deals closed by the issuer

6.1 Data on the total number of the issuer's shareholders (members).

Total number of the issuer's shareholders as at the reporting period end: **29,195**
of which nominal holders of the issuer's shares: **38**

6.2 Data on shareholders (participants) of the issuer owning at least 5% of its legal (contributed) capital (unit fund) or at least 5% of its ordinary shares, and data on participants (shareholders) of such holders, owning at least 20% of its legal (contributed) capital (unit fund) or at least 20% of ordinary shares of such a holder.

6.2.1. Full name of the shareholder: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Abbreviated name: ***JSC Svyazinvest***
INN: ***7710158355***
Address: ***55 Plyuschikha Street, building 2, Moscow, 119121, Russia***
Interest in the legal (charter) capital of the issuer: ***38.02%***
Percentage of ordinary shares: ***50.69 %***
Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer:

a) Name of the shareholder: ***Ministry of Property Relations of the Russian Federation***
Address: ***9 Nikolski Per., Moscow, Russia***
Interest in the legal capital of the issuer's shareholder (participant): ***50 % + 1 share***
Percentage of ordinary shares of the shareholder (participant) of the issuer: ***50 % + 1 share***
Interest in the legal (charter) capital of the issuer: ***0 %***
Percentage of ordinary shares: ***0 %***

b) Name of the shareholder: ***MUSTCOM LIMITED***
Address: ***Julia House, 3 Themistokles Dervis Street CY-1066 Nicosia, Cyprus.***
Interest in the legal capital of the issuer's shareholder (participant): ***25 % + 1 share***
Percentage of ordinary shares of the shareholder (participant) of the issuer: ***25 % + 1 share***
Interest in the legal (charter) capital of the issuer: ***0 %***
Percentage of ordinary shares: ***0 %***

c) Name of the shareholder: ***Specialized state body established by the government of the Russian Federation - Russian Federal Property Fund***
Address: ***9 Leninski Prospect, Moscow, 119049, Russia***
Interest in the legal capital of the issuer's shareholder (participant): ***25 % -2 shares***

Percentage of ordinary shares of the shareholder (participant) of the issuer: *25 % -2 shares*
Interest in the legal (charter) capital of the issuer: *7.19%*
Percentage of ordinary shares: *9,59%*

6.2.2. Full name of the shareholder: ***ING Bank (EURASIA) ZAO (Private Joint-Stock Company)***
Abbreviated name: ***ING Bank EURASIA***
INN: ***7712014310***
Address: ***31 Krasnaya Presnya, Moscow, 123022, Russia***
Interest in the legal (charter) capital of the issuer: ***4.85%***
Percentage of ordinary shares: ***5.43%***
(nominal holder)

6.2.3. Full name of the shareholder: ***Private Joint-Stock Company Depositary Clearing Company***
Abbreviated name: ***ZAO DCC***
INN: ***7710021150***
Address: ***13 1st Tverskaya-Yamskaya Street, Moscow, 125047, Russia***
Interest in the legal (charter) capital of the issuer: ***12.36%***
Percentage of ordinary shares: ***10.19%***
(nominal holder)

6.2.4. Full name of the shareholder: ***Specialized state body established by the government - Russian Federal Property Fund***
INN: ***7704097841***
Address: ***9 Leninski Prospect, Moscow, 119049, Russia***
Interest in the legal (charter) capital of the issuer: *7.19%*
Percentage of ordinary shares: ***9.59%***

Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer: ***no such persons***

6.2.5. Full name of the shareholder: ***Private Joint-Stock Company ABN AMRO BANK AO***
Abbreviated name: ***ABN AMRO BANK A.O.***
INN: ***7703120329***
Address: ***17 Bolshaya Nikitskaya Street, building 1, Moscow, 103009, Russia***
Interest in the legal (charter) capital of the issuer: ***9.43%***
Percentage of ordinary shares: ***3.86%***
(nominal holder)

6.2.6. Full name of the shareholder: ***Private Joint-Stock Company BRUNSWICK UBS NOMINEES***
Abbreviated name: ***ZAO BRUNSWICK UBS NOMINEES***
INN: ***7711080038***
Address: ***2/2 Paveletskaya Square, Moscow, 115054, Russia***
Interest in the legal (charter) capital of the issuer: ***8.49%***
Percentage of ordinary shares: ***4.41%***
(nominal holder)

6.3. Information on government or municipal interest in the charter (contributed) capital (unit) fund of the issuer, existence of a special right ("golden share")

No	full name (for a legal entity – for-profit organization) or name (full name of the	Location	interest in the charter

	organization for a legal entity – not-for-profit organization), or first name and surname (for an individual), managing the government/municipal stake on behalf of the Russian Federation, constituent entity of the RF or municipality, who performs the functions of a member (shareholder) of the issuer.		(contributed) capital of the issuer
1.	***Specialized state body established by the government - Russian Federal Property Fund***	9 Leninski Prospect, Moscow, 119049, Russia	7.193740 %
2.	State organization Federal Post Service of the Moscow region	29 Narodnogo Opolchenya Street, building 2, Moscow, 123824, Russia	0.00404%
3.	Property Management Committee of Kaluga city	8 Saltykova-Schedrina Street, Kaluga, 248002, Russia	0.00011 %
4.	Property Fund of the Kaluga region	2 Stary Torg Square, Kaluga, 248630, Russia	0.00001 %

Special rights of the Russian Federation, constituent entities of the same, municipal entities for governing of the issuer: ***no***

6.4 Information regarding restrictions on owning interest in the legal (contribution) capital (unit fund) of the issuer.

According to item 8.12 of the Company's Charter:
In the event that a shareholder in the Company intends to acquire 30 or more percent of placed common shares in the Company, alone or jointly with an affiliate (affiliates), such shareholder must, no sooner than 90 days and no later than 30 days before the date of acquisition of shares, send the Company written notice of its intention to acquire the shares. After the completion of the transaction involving the acquisition of such shares such shareholder must, within 30 days from date of acquisition, propose to the Company shareholders to sell their common shares of the Company and mass-issued securities convertible into shares at the market price but not less than the average price for the six months preceding the acquisition date of the shares by such shareholder.

According to the Russian Federation Law On competition and limitation of monopolistic activities on commodity markets there are following restrictions applicable to dealings with outstanding issued securities of the issuer on OTC market: "based on an application of a legal entity or a natural person and subject to a consent of a federal anti-monopoly body given in advance, an individual (a group of individuals) may acquire shares (units) carrying voting rights in the legal capital of a business entity giving the person (the group of individuals) the right to control over 20% of the said shares (units)."

There are no restrictions on foreign participation in the legal capital of the issuer.

There are no other limitations applicable to having an interest in the legal (contributed) capital of the issuer.

6.5 Information regarding changes in the ownership (shareholders-participants and their interests) of issuer affecting holders of at least 5 percent of its legal (contributed) capital (unit fund) or at least 5 percent of its ordinary shares.

	full and abbreviated corporate names (for a not-for-profit organization – name) of a legal entity or surname, given names of a natural person	interest of the person in the legal (contributed) capital (unit fund) of the issuer	percentage of the issuer ordinary shares owned by the said person
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): ***March 25, 1999***			
1.	Russian Federal Property Fund	22 %	27.40 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %

3.	DCL-KF Corporation	5.82 %	2.72 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 12, 2000***			
1.	Russian Federal Property Fund	22 %	27.40 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5.45 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 16, 2001***			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6.66 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **January 7, 2002***			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6.66 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 18, 2002***			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5.93 %	0.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **December 17, 2002***			
1.	Russian Federal Property Fund	7.19 %	9.59 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38.02 %	50.69 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 5, 2003***			
1.	Russian Federal Property Fund	7.19 %	9.59 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38.02 %	50.69 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 23, 2004***			

1.	Specialized state body established by the government of the Russian Federation - Russian Federal Property Fund	7.19%	9.59%
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi	38.02%	50.69%
3.	PROTSVETANIE HOLDINGS LIMITED	5.10%	2.15%

6.6 Information regarding transactions concluded by the issuer where self-interest existed (related party deals).

In 3Q2004 26 related party deals were submitted to the Board of Directors for approval.

Total value of the closed related party deals: around RUR5,095,121,158.72

There were no transactions (several related transactions) valued at over 5% of the book-value of the issuer's assets as defined according to its financial statements on the last reporting date before closing the deal.

There were no related party transactions (several related transactions) conducted without an approval given by the Board of Directors (Supervisory Board) or by the general meeting of shareholders.

6.7 Accounts receivable

Accounts receivable (as on September 30, 2004). RUR in thousands

	Break-down falling due periods					Total
Type of accounts receivable	0-45 days	45-90 days	90-180 days	180-360 days	Over 360 days	
Accounts receivable, total Of which:	3,461,225	441,255	13,812	16,342	52,832	3,985,466
Overdue, total	651,926	-	-	-	-	651,926
Customers and buyers	1,410,226	4580	-	-	249	1,415,055
Bills of exchange receivable	291	-	-	-	-	291
Debt of daughter and affiliated companies	340,000	308462	-	-	-	648,462
Debt of participants (founders) with respect to contributions to the charter capital	-	-	-	-	-	-
Advance payments made	213,802	19,059	3,937	7,761	23,426	267,985
Other debtors	844,980	109,154	9,875	8,581	29,157	1,001,747

The figures are less doubtful debt provisions.

For 9 months of 2004 there were no single debtor accounting for over 10% of the total accounts receivable (RUR5,499,491 thousand).

VII. Accounting reports/financial statements of the issuer

7.1 Annual financial statements of the issuer.

Annual financial statements of JSC CenterTelecom are not included in the report for 3Q2004.

7.2 Quarterly financial statements of the issuer for the last ended reporting quarter.

Quarterly financial statements of JSC CenterTelecom for 3Q2004 consist of Form 1 (the balance sheet), Form 2 (profit and loss account), are and given in Annex 1 to this quarterly report.

7.3 Consolidated financial statements of the issuer for the last full fiscal year.

Consolidated financial statements were not compiled as there was no request of the majority shareholder – JSC Svyazinvest.

7.4 Total value of export and export share in the total sales volume.

JSC CenterTelecom does not sell its services beyond the territory of the Russian Federation.
The market for sales of JSC CenterTelecom services is regions of the Russian Federation.

7.5 Information regarding significant changes in the issuer's property after the end of the last full fiscal year.

There were no significant (in excess of 5% of asset value of the Company) changes in the immovable property of the issuer.
In the total value of the immovable property the value of telecommunications facilities (cable ducts, linear plant) is specified. It should be noted that in the scope of telecommunications facilities the list of items to be registered by the government is not definitively finalized yet, nor are the registration arrangements. Article 7 of the Federal Telecommunications Act stipulates that specifics of the state registration of telecommunications facilities shall be set forth by the government of the Russian Federation. According to item 21 of the Russian Government executive order of December 4, 2003 #1776-r it is planned to draft a legal act On specifics of the state registration of ownership rights and other property rights for linear and cable plant in 2Q2004. The said legal act has not been passed yet.

7.6 Information about litigations involving the issuer that may materially affect its financial and business operations.

The following law suits can be deemed as significant:
- lawsuits to the amount in excess of 10% of the Company's assets, the amount being equal to RUR3,713,516 thousand as on September 30, 2004;
- lawsuits hampering normal business operations or aimed at their prohibition or termination (lawsuits demanding winding up of the Company, ruling on bankruptcy or insolvency of the Company or its daughter or affiliated companies, assignment of property (assets), contesting or jeopardizing licensed or patented rights, recovery of overdue levies and taxes payable to budget and out-of-budget funds in significant amounts).
In 3Q2004 and during 3 years preceding the reporting quarter end the Company was not involved in ant lawsuit that may (might) significantly affect its financial and business activities.
Additionally, please be advised, that in 2003-2004 the Company was involved or takes part as a defendant or plaintiff in the following lawsuits where the risk of potential losses is or was in excess of RUR8 million.

1. The Federal Arbitration Court of the Central Federal District on January 13, 2003 made a court ruling leaving as it stood the decision of the Court of Arbitration of the Lipetsk region, and did not grant the appeal filed by the Inspectorate for the Right-bank district of Lipetsk of the Ministry of Taxes and Duties (MNS). The lawsuit requesting to invalidate the decision of the Inspectorate of the MNS for the Right-bank district of Lipetsk was filed against JS Lipetskelektrosvyaz (currently Lipetski subsidiary of JSC CenterTelecom).

The Arbitration Court of the Lipetsk region by its decision invalidated a decision made by the chief of the said Inspectorate.
In its appeal the applicant requested to repeal the court decision due to wrong application of the corporeal right law. The Inspection claimed that regulations governing tax reliefs related to profit tax were applied wrongfully.
The Inspectorate exercised a desk inspection of the tax profit calculation made by the Company.
In the course of the desk inspection the Inspectorate found that the Company wrongfully requested a tax relief amounted to RUR73,364,714 as the amount exceeded the net (undistributed) profit according to the profit and loss account (line 190), and incorrectly applied the profit tax relief allocated to cover loss of previous years. According to the results of the desk inspection the Inspectorate issued a statement and the Inspectorate chief made a decision to recover the undervalued amount of taxes to be payable by the Company in the amount of RUR6,572,951, an additional charge of RUR410,809, late payment charges of RUR269,178 and to fine the Company according to Par. 1 of Article 122 of the Tax Code of the Russian Federation in the amount of RUR891,970; the total charged amount was RUR8,144,908.
The Federal Arbitration Court of the Central Federal District ruled that the lower court correctly drew a conclusion that the profit tax relief according to Article 6 of the Law On the profit of businesses and organizations of the Russian Federation shall be calculated based on the taxable profit.
To confirm the validity of actions to apply the tax profit relief amounting to RUR73,364,714 the Company submitted the calculations and supporting documents justifying the application of the tax relief.

Par. 7 Article 7 of the Law On the profit of businesses and organizations stipulates that tax reliefs in total shall not decrease the actual tax amount calculated net of the tax reliefs by more than 50%.

The Company met this requirement.

The Inspectorate's claim that amounts set to cover losses shall be evenly allocated during 5 consecutive years was not founded on legislation governing taxes and duties.

The Court did not find any violations of the applicable law on taxes and duties when calculating the amount of the profit tax relief.

The Federal Arbitration Court ruled that under these circumstances there were no grounds to grant the appeal of the Inspectorate.

II. In 2003 Moscow Courts of Arbitration rejected two lawsuits drawn up and filed by a legal counsel engaged by JSC CenterTelecom acting on behalf and in the interests of JSC CenterTelecom and requesting to recover expenses of RUR8,057,531 and RUR5,975,041 related to benefits for enjoyed by some categories of customers with respect to payments for telecommunications services rendered. The amount shall be payable by the Russian Federation represented by the Ministry of Finance from the treasury funds.

In the first case the court decided that the plaintiffs claims of inaction of the defendants were not substantiated by documents; in the second case the court ruled that "the federal budget for 2001 and 2002 did not provide in full for compensations of expenses incurred by telecommunications companies. Under such circumstances there were no grounds to grant the request.

The plaintiff's claims that the Russian Federation is an equal party in the civil law relation with legal entities were dismissed by the court.

According to Par. 2 Article 124 of the Civil Code of the Russian Federation provisions regulating participation of legal entities in the relations governed by civil law shall be applied to public legal formations, unless other arrangements are stipulated by law or follow from specific features of such formations.

From the specific feature of the state it follows that given the lack of funds in the federal budget the harm-doer.

Granting the lawsuits under the stated circumstances would entail actual revision of the budget and infliction of harm to an unlimited circle of persons". The legal counsel acting on behalf and in the interest of JSC CenterTelecom compiled and filed a complaint with the Supreme Court of Arbitration of the RF to retry these two cases in the course of exercising supervisory powers; however, judges of the Court brought the decisions to refuse to submit the decisions of the Court of Arbitration and rulings of the Federal Court of Arbitration of the Central Federal District to the Presidium of the Supreme Court for revision in the course of exercising supervisory powers.

In 3Q2004 the engaged legal counsel acting on behalf and in the interests of JSC CenterTelecom drafted and filed again lawsuits over the same subject-matter between the same parties due to newly discovered facts (an order issued by the Constitution Court was cited as the newly discovered fact). The court of the first appearance rejected the lawsuits.

III. In December 2003 an engaged legal counsel acting on behalf and in the interests of JSC CenterTelecom drafted and filed a lawsuits demanding to recover losses incurred due to benefits provided by the Company to veterans in the Tula regions related to payments for telecommunications services. The claimed amount is RUR92,989,136.

The defendant in the lawsuit was named as the Ministry of Finance of the RF as a representative of the Russian Federation.

In the course of initial hearings the department of social protection of the administration of the Tula region and the Ministry of Labor and Social Development were named as co-defendants.

On May 25, 2004 Moscow Court of Arbitration issued the decision in the lawsuit brought by JSC CenterTelecom against the Russian Federation satisfying the demand of JSC CenterTelecom to recover the said amount payable by the Ministry of Finance (MoF); however the court ruling was appealed, and the appelate court by its judgement of September 1, 2004 agreed with the appeal filed by the MoF and dismissed the lawsuit brought by JSC CenterTelecom. By the end of the reporting quarter JSC CenterTelecom had drawn up and filed an appeal to be heard on October 25, 2004.

IV. Moscow Court of Arbitration on May 13, 2004 ruled in favor of JSC CenterTelecom in its lawsuit filed against the Ministry of Finance, Ministry of Labor, Department of Social Protection of the Tambov region demanding reimbursement of RUR10,241,700 incurred by due to benefits provided according to the federal Law on veterans in respect of payments for telecommunications services. The appelate court supported the ruling.

V. During 2003 Voronezhski subsidiary of JSC CenterTelecom filed 3 lawsuits with the Court of Arbitration of the Voronezh regions to the total amount of RUR20.805 million of debt arising from provision of benefits to some categories of customers in respect of payments for telecommunications services. During the litigations the amount to be reimbursed was increased up to RYR23,237,506. The court ruled to recover the said amount in favor of the Company.

VI. On June 25, 2004 the Court of Arbitration of the Voronezh region issued a decision in the lawsuit filed by Voronezhski subsidiary of JSC CenterTelecom to recover income lost by the Company due to provision of benefits offered to some categories of customers in respect of payments for telecommunications services amounted to RUR10,607,180.57.

VII. In July 2004 Voronezhski subsidiary of JSC CenterTelecom filed with the Court of Arbitration of the Voronezh region 3 lawsuits to the total amount of award of RUR49,707,988.74 of lost income to be recovered and payable by the Russian Federation arisen in respect of provision of benefits in respect of payments for telecommunications services rendered to some categories of customers according to law On Veteran, On social protection of disabled people and On social protection of persons exposed to harmful effects of Chernobyl nuclear disaster. The lawsuits are ongoing.

VIII. In 2003 JSC CenterTelecom filed a lawsuit against Moscow region registration chamber and Municipal authority of Chekhov district of the Moscow region represented by the Administration of the district requesting to invalidate the registration of the registered ownership rights of the Municipal authority on the town telephone and radio-relaying networks owned by the Company and to recognize the ownership right of the Company. The assessed value of the assets is RUR8,040,712.

On November 18, 2002 a department of Moscow region registration chamber on Chekhov district illegally registered ownership rights of the Municipal authority of Chekhov district of the Moscow region and issued certificates of the state registration of the rights on town and rural telephone and sound-program broadcasting networks.

The basis for the state registration of the ownership rights of the Municipal authority of Chekhov district of the Moscow region was statements issued by the Department of property relation of the Administration of the Chekhov district of the Moscow region.

However, Article 17 of the Federal Law On the state registration of ownership rights on immovable property and transactions involving immovable property does not mention as grounds for the state registration of ownership rights such things as statements issued by departments of property relations of local administrations that were submitted to the Moscow region registration chamber to support the ownership right registration.

Moscow region registration chamber by its illegal registration of the ownership right of the Municipal authority of Chekhov district of the Moscow region on the said immovable property violated the ownership rights of JSC CenterTelecom for the segments of the urban and rural telephone and radio broadcasting networks.

The facilities were and have been used by JSC CenterTelecom as its assets owned by the Company both before privatization and currently.

Linear-cable plant was included in the Privatization plan of the state enterprise for telecommunications and informatization Rossvyazinform of the Moscow region, was included in the itemized list of building and facilities contributed to the charter capital of Company as on July 1, 1992. Moreover, after privatization new cable linear plant facilities were commissioned for service ordered and paid for by JSC CenterTelecom, and JSC CenterTelecom also performed maintenance and repair of the plant as confirmed by contracts/purchase orders.

The Municipal authority cannot and could never be the owner of the disputed property.

The said formerly state-owned property during privatization process of the state enterprise for telecommunications and informatization Rossvyazinform of the Moscow region was transferred to JSC Elektrosvyaz of the Moscow region (now JSC CenterTelecom).

The court of the first instance tried the case on the merits on April 15, 2004. JSC CenterTelecom's requests were completely granted.

Nevertheless the Federal Court of Arbitration of the Moscow district rendered that the lower court failed to duly consider all circumstances essential for trying the case on the merits and handing down the ruling.

By Order of the Federal Court of Arbitration of the Moscow district of July 14, 2004 the ruling of the Court of Arbitration of the Moscow region was cancelled and the case was sent for a review by the court of the first instance. The case trial on the merits was set on November 2, 2004.

IX. In 2003-2004 the FGUP Russian TV and sound program broadcasting network (FGUP RTRS) filed 3 lawsuits against the Company requesting to invalidate as null and void the privatization of telecommunications companies merged into JSC CenterTelecom in the part related to transfer to them of property of broadcasting centers:

1) On May 15, 2003 a lawsuit was filed requesting to apply the consequences of a null and void transaction related to the inclusion into the charter capital of JSC Elektrosvyaz of the Ryazan region of the building of the ORTVTC in the city of Ryazan. The book value of the building is RUR397.54 thousand. The court of the first instance by its decision on January 14, 2004 dismissed the lawsuit. The appelate court and higher courts confirmed the decision of the lower court.
2) A lawsuit was filed with the Court of Arbitration of the Moscow region requesting to apply the consequences of a

null and void transaction of the privatization of SETI (GPSI) Rossvyazinform of the Moscow region in the part related to the inclusion in the charter capital of the Company of the building of TV repeater in the town of Stupino of the Moscow region and requesting the return of the building into the state owned property. The book value of the building is RUR0 (completely depreciated).

By a court decision on August 9, 2004 the lawsuit filed by FGUP RTRS was dismissed.

The court decision has entered into force and was not appealed by the end of the reporting quarter.

3) FGUP RTRS filed a lawsuit with the Court of Arbitration of the Kaluga region requesting to invalidate Par. 6.1 of the Charter of JSC CenterTelecom in the part related to the inclusion in the charter capital of the Company of the four items: a tower in the town of Maloyaroslavets, microwave links Kirov-Manino-Lyudinovo, Manino-Betlitsa, Kirov-Novoaleksandrovski of the Kaluga region. The book value of the said property is RUR27,438,408.

The territorial division of the Ministry of Property Relations was another party in the lawsuits filing its own requests.

The court of the first instance dismissed the lawsuit filed by FGUP RTRS.

The appelate court repealed the decision of the court of the first instance and brought another decision in favor of FGUP RTRS.

In the reporting quarter JSC CenterTelecom filed an appeal.

X. A state organization – Federal post service of the Moscow region (hereinafter "the UFPS MO") filed with the Court of Arbitration of the Moscow region a lawsuits demanding invalidation of the ownership rights registered by JSC CenterTelecom for the premises located at the address: 1 Sobtsova Street, Taldom, the Moscow region of the total area of 524.1 sq. m.

The case hearing on the merits is scheduled for November 15, 2004.

The counterclaims filed by ct to UFPS MO requesting to vacate the premises was suspended by court injunction of the Court of Arbitration of the Moscow region of March 24, 2004 until entering into force of the court decision in the lawsuit disputing the ownership rights on the premises.

XI. An engaged legal counsel in the expired period of 2004 ending in the reporting quarter had the following lawsuits on behalf and in the interests of JSC CenterTelecom:

- a lawsuit requesting to recover losses incurred as lost income due to provision by Tulski subsidiary of JSC CenterTelecom of benefits to veterans related to payments for telecommunications services in 2003. The value of the lawsuits is RUR17,025 thousand;
- a lawsuit requesting to recover losses incurred as lost income due to provision by Bryanski subsidiary of JSC CenterTelecom of benefits to veterans related to payments for telecommunications services in 2001-2003. The value of the lawsuits is RUR28,164 thousand;
- a lawsuit requesting to recover losses incurred as lost income due to provision by Ivanovski subsidiary of JSC CenterTelecom of benefits to veterans related to payments for telecommunications services in 2001-2003. The value of the lawsuits is RUR20,137 thousand;
- a lawsuit requesting to recover losses incurred as lost income due to provision by Tverskoy subsidiary of JSC CenterTelecom of benefits to veterans and disabled persons related to payments for telecommunications services in 2003. The value of the lawsuits is RUR19,711 thousand

All the lawsuits were accepted by courts for hearing and are set to be heard.

VIII. Additional information about the issuer and outstanding securities issued by it

8.1 Additional information about the issuer.

8.1.1 Legal (charter) capital of the issuer: amount and structure.

Amount of the issuer's legal capital as of the end of the last reporting quarter: **RUR** ***631,199,896.5***

Breakdown of the legal capital by categories of shares:

Ordinary shares:

total nominal value: RUR***473,402,049.9***

percentage of the legal capital: ***75.000337 %***

Preference shares:

total nominal value: RUR***157,797,846.6***

percentage of the legal capital: *24.999663 %*

Level I American Depositary Receipts (ADRs) Program issued for underlying ordinary shares of JSC CenterTelecom was registered on August 22, 2001 by the US Securities and Exchange Commission. One ADR represents 100 ordinary shares of the Company. As of the end of the reporting quarter outstanding ADRs represented about 0.54% of local ordinary shares of the Company.

JPMorgan Chase Bank (J.P. Morgan Chase Bank, Trinity Tower 9 Tomas More Street London EIWIYT United Kingdom) is the depositary bank for the ADR program of the Company. Deposit Agreement between JSC CenterTelecom, JPMorgan Chase bank and holders of the ADRs was concluded on September 4, 2001, as revised and amended on December 10, 2001.

Permits for outstanding shares overseas are issued according to Ordinance of FCSM of Russia #03-17/ps of April 1, 2003.

FCSM permit to accept the Company shares for overseas trading was granted:

- ***August 16, 2001 # 702-r for Level I ADR Program for 334,185 underlying ordinary shares of the Company;***
- ***March 18, 2002 #323/r for Level I ADR Program for 334,185,000 underlying ordinary shares of the Company (due to share split);***
- ***December 24, 2002 # 1818/r for Level I ADR Program for trading 802,000,000 underlying ordinary shares of the Company (due to joining of 16 telecom companies of the Central region to Joint-Stock Central Telecommunication Company).***

At the moment there are no market-makers arranging trading to ensure transfer of securities of a foreign issuer certifying rights with respect of the issuer's shares.

8.1.2 Changes in the legal capital of the issuer

Value of the legal capital as at January 1, 1998, RUR	618,631 (denominated in new roubles))
Breakdown of the legal capital by share type	Ordinary shares: total nominal value, RUR: ***451,601 (new rouble denominated)*** percentage of the legal capital: *73.00006 %* **Preference shares Class B:** total nominal value, RUR: ***12,372 (new rouble denominated)*** percentage of the legal capital: *1.9999 %* Preference shares Class A: total nominal value, RUR:154,658 ***(new rouble denominated)*** percentage of the legal capital*: 25.00004 %*
The issuer's governing body which made a decision to change the issuer's legal capital	***Annual general meeting of shareholders of Joint-Stock Company Elektrosvyaz of the Moscow region***
Date and number of the minutes of the meeting (session) of the issuer's governing body at which the decision to change the issuer's legal capital was passed.	*17.05.1996 Minutes # 2*
Amount of the legal capital, RUR	*185,589,300*
Breakdown of the legal capital by share type	**Ordinary shares:** total nominal value, RUR***135,480,300*** percentage of the legal capital: *73.00006 %* **Preference shares Class B:** total nominal value, RUR***3,711,600*** percentage of the legal capital: *1.9999 %* **Preference shares Class A:** total nominal value, RUR***46,397,400*** percentage of the legal capital*: 25.00004 %*
The issuer's governing body which made a decision to change the issuer's legal capital	Board of Directors of Joint-Stock Central Telecommunication Company
Date and number of the minutes of the meeting	**29.07.2002 Minutes # 6**

(session) of the issuer's governing body at which the decision to change the issuer's legal capital was passed.	
Legal capital, RUR	*631,199,896.5*
Breakdown of the legal capital by share type	**Ordinary shares:** total nominal value, RUR***473,402,049.9*** percentage of the legal capital: ***75.000337 %*** **Preference shares Class A:** total nominal value, RUR***157,797,846.6*** percentage of the legal capital*:* ***24.999663 %***

8.1.3. Allocations to and making use of the reserves and other funds of the issuer

Article 10 (Charter of the Company) Company Funds

10.1. A reserve fund shall be created within the Company in the amount of 5 percent of the Company's charter capital.

The Company's reserve fund shall be formed through mandatory annual deductions of at least 5 percent of the Company's net profits until such time as the fund reaches the size established in this Clause.

The reserve fund is created for the purposes of covering the Company's losses, redeeming Company's bonds and repurchasing shares of the Company in the event that other funds are not available.

The reserve fund may not be used for other purposes.

The reserve fund as September 30, 2004 totaled RUR31,560 thousand.

Provisions for doubtful accounts receivables as on September 30, 2004 were RUR1,514,025 thousand.

Funds from provisions for doubtful debts were applied in 3Q2004 to cover doubtful accounts receivable to the amount of RUR5,565 thousand.

10.2. Pursuant to a resolution of the General Meeting of Shareholders on the matter provided in sub-clause 13 of Clause 13.2 of the Charter other funds within the Company may be created, including a Shareholding Fund for Company employees.

Funds of the Shareholding Fund shall be used only to acquire shares of the Company sold by the shareholders of the Company for subsequent placement among the Company's employees.

Proceeds from the sale to Company's employees of shares acquired using funds from the Shareholding Fund, shall be contributed to such fund.

The procedure for contributing and using monies of the fund and its purpose shall be determined in the Regulation on the Shareholding Fund, to be approved by the Company's Board of Directors.

8.1.4 Convening and conducting meetings (sessions) of the issuer's supreme governing body

The issuer's supreme governing body: ***General meeting of shareholders***

Serving notice of a meeting of the issuer's supreme governing body:

1) Notice of holding a general meeting of shareholders shall be given at least 20 days prior to the meeting and notice of meeting with a reorganization issue on the agenda shall be given for at least 30 days before the meeting.

If election of the Board of Directors is put on the suggested agenda of an extraordinary meeting, notice of the extraordinary meeting shall be given at least 50 days prior to the meeting.

Notice of a general meeting of shareholders shall be sent to each person named in the list of shareholders entitled to take part in the general meeting of shareholders by registered mail or handed over to each of the said persons in person with a signed receipt, or published by the Rossiiskaya Gazeta.

2) Notice of a general meeting of shareholders shall specify:

the full corporate name and domicile of the Company;

the form of conducting the meeting (a meeting or voting by mail (absentee voting));

date, venue and the time of holding a general meeting of shareholders and mailing address to send filled out ballots, or in the case of voting by mail the cut-off date of accepting ballots and the address for sending filled out ballots;

start time of the registration of attendees (representatives) taking part in the meeting;

the record date (date of finalizing the list of persons entitled to take part in the general meeting of shareholders);

the agenda of the general meeting of shareholders;

procedure of confirming powers of representatives of persons entitled to take part in the general meeting of shareholders;

arrangements for reviewing information (materials) to be provided to those entitled to take part in the general meeting before the meeting and address (addresses) where the information can be reviewed, (the address of the sole person executive body of the Company, and addresses of other locations where the information (materials) will be provided).

3. Notice to shareholders of a general meeting of shareholders which agenda suggests voting on issues that may entail creation of a right to demand a share repurchase by the Company, in addition to the information mentioned in par. 4.2, should indicate the following:

a reminder that shareholders-owners of ordinary shares of the Company have the right to demand a repurchase by the Company of the shares owned by such shareholders, if they voted against the passed decision or did not take part in voting on these issues;

share price and repurchase procedure.

4. Notice to shareholders of an extraordinary general meeting of shareholders which agenda suggests election of the Board of Directors of the Company in addition to the information mentioned in par. 4.2 above should specify the dates and procedure of nominating candidates to the Company's Board of Directors by shareholders (a shareholder) owning on aggregate at least 2% of voting shares of the Company.

5. Besides the information specified in par. 2-4, notice of a general meeting of shareholders may provide other information regarding shareholders' participation in the general meeting of shareholders.

Individuals (bodies) empowered to convene (demand convening) an extraordinary meeting (session) of the issuer's supreme governing body and a procedure of filing (making) such demands:

- the Board of Directors on its own initiative;
- request of the Company's Audit Commission,
- request of the Company's auditor,
- request of shareholders (a shareholder) owning at least 10% of voting shares of the Company as at the date of making the request.

Procedure of making a request (filing an application) to convene an extraordinary meeting of the supreme governing body of the issuer:

1. Requests to convene an extraordinary general meeting can be filed by way of:

sending by mail to the address (location) of the sole person executive body of the issuer specified in the unified state register of legal entities;

handing over with a signed delivery confirmation to the person performing the duties of the sole person executive body of the Company, the Chairman of the Board of Directors, the Corporate Secretary or other person authorized to accept documents in writing addressed to the Company;

sending a facsimile message.

2. Requests to convene an extraordinary general meeting of shareholders shall contain information identified in Article 55. A proposal on nominating candidates to stand for election to the Company bodies elected by a general meeting of shareholders, contained in a request to convene an extraordinary general meeting of shareholders shall comply with the relevant provisions of Article 53 of the Federal Law On Joint-Stock Companies.

3. The percentage of the voting shares owned by the shareholder (shareholders) requesting to convene an extraordinary general meeting shall be determined as at the date of making such proposal.

4. If a request to convene an extraordinary general meeting of shareholders is signed by a representative of a shareholder a power of attorney (a copy thereof certified as required) containing data about the shareholder and his/her representative shall be attached to such proposal (request), the personal details provided being in compliance with requirements of the Federal Law On Joint-Stock Companies regarding the data to be contained in the power of attorney for voting by proxy executed in accordance with stipulations of the Federal Law on Joint-Stock Companies regulating execution of a power of attorney for voting by proxy.

5. If a request to convene an extraordinary general meeting of shareholders is signed by a shareholder (a shareholder's representative) whose shareholding rights are registered on a depo account with a depositary a statement of the shareholder's depo account with the depositary maintaining the register of rights for such shares shall be attached to such proposal (request).

6. If a request to convene an extraordinary general meeting was sent by ordinary mail or other ordinary dispatch the date of filing such request shall be the date the stamp date on the seal confirming the delivery of the dispatch, and if a request to convene an extraordinary general meeting was sent by registered mail or other registered dispatch – the date of handing it in to the addressee with a signed confirmation.

7. If a request to convene an extraordinary general meeting of shareholders was handed in with a signed confirmation the date of handing in shall be the date of making the proposal/request.

8. If a request to convene an extraordinary general meeting of shareholders was sent by a facsimile transmission the date of making the proposal or filing the request shall be the date of receipt of the transmission by the Company determined as described in the paragraph below.
A facsimile transmission containing the request shall be sent at the fax number of the Company and received by the Company before the end of official business day established at the Company. The copy of the transmitted facsimile message shall bear the name of person sending the message, date and time of the transmission and the name of the person who received the transmission. The person sending the message shall request acknowledgement of receipt and the person who received the message shall acknowledge the receipt by sending a return facsimile message.
Upon receipt by the Company of the original request sent by a facsimile transmission the date of making the request or filing the request shall be the date of receipt by the Company of the facsimile message.

9.Requests to convene an extraordinary meeting of shareholders may be revoked by the persons who filed the request. The revocation notice shall be sent by any means specified in Par. 1 for submitting requests, with the receipt of the revocation notice determined as the date of the receipt by the Company of the mail dispatch, the date of handing in the notice or the date of the receipt by the Company of the faxed notice.

Procedure of setting the date of the meeting (session) of the issuer's supreme governing body:
Setting the date and definition of the procedure of conducting a general meeting of shareholders shall be an exclusive power of the Board of Directors, in accordance with Article 47 of the Federal Law On Joint-Stock Companies.

1) An annual general meeting of shareholders shall be held not earlier than 4 months and not later than 6 months after the relevant fiscal year end.

2) An extraordinary general meeting of shareholders to be convened at the request of the Audit Commission, the Company's auditor or shareholders (a shareholder) owning on aggregate at least 10% of the Company voting shares shall be held within 40 days from making the request to convene an extraordinary meeting of shareholders.

3) An extraordinary General Meeting of Shareholders convened pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 70 days from the moment the request for an extraordinary General Meeting of Shareholders is presented, if the agenda of such meeting includes election of the Company's Board of Directors.
4) In the event that the number of members of the Company's Board of Directors falls below the quorum for conducting sessions of the Company's Board of Directors, an extraordinary General Meeting of Shareholders convened pursuant to a resolution of the Company's Board of Directors adopted at its own initiative to elect the Company's Board of Directors must be held within 70 days from the moment the Company's Board of Directors adopts the resolution to hold the meeting
5) Except as specifically stated in par. 4 above, an extraordinary general meeting of shareholders to be convened pursuant to a decision of the Board of Directors of the Company on its own initiative for resolving any matters in the

power of a general meeting of shareholders, including the following:

- early termination of powers of the Board of Directors and election of the Board of Directors of the Company (if the Board membership is less than the quorum for holding the Board meetings),
- election of the Board of Directors (if the Board of Directors was not elected for any reason);

shall be held at the date set by the Board of Directors of the Company in compliance with effective legislation and the Company Charter.

Persons entitled to put issues on the agenda of a meeting (session) of the issuer supreme governing body, and procedure of making such proposals:

Shareholders – owners of at least 2% of the Company voting shares have the right to put issues on a shareholders' meeting agenda.

Procedure of making proposals to the agenda of a meeting (session) of the supreme governing body of the issuer:

1. Proposals on putting issues on the agenda of an annual general meeting of shareholders and nominating candidates for the bodies of the Company elected by a general meeting of shareholders can be made and requests to convene an extraordinary general meeting filed by way of:

sending by mail to the address (location) of the sole person executive body of the issuer specified in the unified state register of legal entities;

handing over with a signed delivery confirmation to the person performing the duties of the sole person executive body of the Company, the Chairman of the Board of Directors, the Corporate Secretary or other person authorized to accept documents in writing addressed to the Company;

sending a facsimile message.

2. Proposals on putting issues on the agenda of a general meeting of shareholders and nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders shall contain information identified in Article 53 of the Federal Law On Joint-Stock Companies. A request to hold an extraordinary general meeting shall contain information identified in Article 55 of the Federal Law On Joint-Stock Companies. A proposal on nominating candidates to stand for election to the Company bodies elected by a general meeting of shareholders, contained in a request to convene an extraordinary general meeting of shareholders shall comply with provisions of Article 53 of the Federal Law On Joint-Stock Companies.

3. A proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, and a request to convene an extraordinary general meeting of shareholders shall be deemed to have been received from the shareholders, who (whose representatives) signed them.

4. The percentage of the voting shares owned by the shareholder (shareholders) putting forward a proposal for the agenda of an annual general meeting of shareholders and/or nominating candidates to stand for election to the Company bodies elected by a general meeting of shareholders shall be determined as at the date of making such proposal.

The percentage of voting shares owned by the shareholder (shareholders) requesting to convene an extraordinary general meeting of shareholders shall be determined as at the date of filing such request.

5. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or a request to convene an extraordinary general meeting of shareholders is signed by a representative of a shareholder a power of attorney (a copy thereof certified as required) containing data about the shareholder and his/her representative shall be attached to such proposal (request), the personal details provided being in compliance with requirements of the Federal Law On Joint-Stock Companies regarding the data to be contained in the power of attorney for voting by proxy executed in accordance with stipulations of the Federal Law on Joint-Stock Companies regulating execution of a power of attorney for voting by proxy.

6. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or a request to convene an extraordinary general meeting of shareholders is signed by a shareholder (a shareholder's representative) whose shareholding rights are registered on a depo account with a depositary a statement of the shareholder's depo account

with the depositary maintaining the register of rights for such shares shall be attached to such proposal (request).

7. During preparation of a general meeting when candidates for the Board of Directors, the Audit Commission of the Company are nominated a proposal may be accompanied by consent in writing of the nominated candidate and information about the candidate to be provided to persons entitled to take part in the general meeting of shareholders.

8. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders was sent by mail, the date of putting such proposal shall be the stamp date on the seal confirming the posting of the dispatch.
If a request to convene an extraordinary general meeting was sent by ordinary mail or other ordinary dispatch the date of filing such request shall be the date the stamp date on the seal confirming the delivery of the dispatch, and if a request to convene an extraordinary general meeting was sent by registered mail or other registered dispatch – the date of handing it in to the addressee with a signed confirmation.

9. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or a request to convene an extraordinary general meeting of shareholders was handed in with a signed confirmation the date of handing in shall be the date of making the proposal/request.

10. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or a request to convene an extraordinary general meeting of shareholders was sent by a facsimile transmission the date of making the proposal or filing the request shall be the date of receipt of the transmission by the Company determined as described in the paragraph below.
A facsimile transmission containing a proposal or request shall be sent at the fax number of the Company and received by the Company before the end of official business day established at the Company. The copy of the transmitted facsimile message shall bear the name of person sending the message, date and time of the transmission and the name of the person who received the transmission. The person sending the message shall request acknowledgement of receipt and the person who received the message shall acknowledge the receipt by sending a return facsimile message.
Upon receipt by the Company of the original proposal or request sent by a facsimile transmission the date of making the request or filing the request shall be the date of receipt by the Company of the facsimile message.

11. The Company's Board of Directors must review the made proposals for the agenda of an annual general meeting of shareholders or proposal on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders and pass relevant decisions not later than 5 days after cut-off date for making proposals set in the Company's Charter.
Proposals on putting issues on the agenda of a general meeting of shareholders, or nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders received by the Company after the cut-off date for review of proposals shall also be reviewed by the Board of Directors as stipulated by the effective legislation.

12. Proposals on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or requests to convene an extraordinary general meeting of shareholders may be called off by the those who made the proposals and filed the requests. The date of receipt by the Company of such withdrawal shall be the date of receipt by the Company of a mailed letter, the date of handing in the withdrawal, or the date of receipt by the Company of the facsimile transmission.

Persons entitled to review the information (materials) provided during preparation and conduct of a meeting (session) of the supreme governing body of the issuer, and procedure of reviewing the information:

A list of persons entitled to participate in a general meeting of shareholders shall be compiled on the basis of entries in the register of shareholders of the Company.

Procedure of reviewing the information provided during preparation for a general meeting of shareholders:

- at the location of the executive bodies of the Company;
- during the general meeting of shareholders at the venue of the meeting;
- at other sites specified in the notice of the shareholders' meeting;
- at a shareholder's request within no more than 5 days,
- on the premises at the address of the sole person executive body: 6 Degtiarny Per., building 2, office 506, Moscow, Russia

8.1.5 Information regarding commercial organizations in which the issuer owns at least 5% of the organization's legal capital or at least 5% of the ordinary shares.

Name: ***Limited Liability Company MobilCom***
Abbreviated name: ***MobilCom LLC***
Address: ***17 Mira Street, Vladimir, 600017, Russia***
Mailing address: ***40 Gorkogo Street, Vladimir, 600017, Russia***
INN: *3302015376*
The issuer's interest in the legal entity's legal capital: ***100 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Alexander G. Udilov (1955)

Members of the collective executive body of the organization in question:

No collective executive body

Name: ***Limited Liability Company Telecom-Stroy***
Abbreviated name: ***LLC Telecom-Stroy***
Address: ***6 2nd Minski Per., Ivanovo, 153017, Russia***
Mailing address: ***6 2nd Minski Per., Ivanovo, 153017, Russia***
INN: *3731033134*
The issuer's interest in the legal entity's legal capital: 100 %
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Oleg I. Shepelev (1950)
Born in: ***No information available in the Company***

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Limited Liability Company Teleport-Ivanovo (TPI)***
Abbreviated name: ***Teleport Ivanovo LLC***
Address: ***90 Tashkentskaya Street, Ivanovo, 153032, Russia***
Mailing address: ***90 Tashkentskaya Street, Ivanovo, 153032, Russia***
INN: *3731029642*

The issuer's interest in the legal entity's legal capital: *100 %*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Alexander A. Kopytin (1971)

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Limited Liability Company Telecom-Terminal***
Abbreviated name: ***Telecom-Terminal LLC***
Address: ***13 Lenina Prospect, Ivanovo, 153000, Russia***
Mailing address: ***13 Lenina Prospect, Ivanovo, 153000, Russia***
INN: ***3731033198***
The issuer's interest in the legal entity's legal capital: *100 %*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Sergey L. Tikhonov (1967)

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Public Joint-Stock Company Russian Telecommunications Network***
Abbreviated name: ***JSC RTS***
Location: ***2/15 Maroseyka Street, Moscow, 101000, Russia***
Mailing address: ***108 Profsoyuznaya Street, Moscow, 117437, Russia***
INN: 7709029010
The issuer's interest in the legal entity's legal capital: ***88.45 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no
Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

1. Viktor A. Polischuk (1938) – Chairman of the Board of Directors
2. Sergey V. Biryukov (1956)
3. Vyacheslav E. Kamnev (1968)
4. Ruben A. Amaryan (1949)
5. Ella M. Zhuravleva (1961)
6. Vladimir V. Kozin (1970)
7. Aleksey A. Lokotkov (1950)
8. Sergey V. Nazarov (1971)
9. Sergey V. Pridantsev (1967)

The person performing duties of the sole person executive body (year of birth):
Sergey V. Biryukov (1956)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Vladimir Teleservice***
Abbreviated name: ***Private JSC Vladimir Teleservice***
Address: ***20 Gorokhovaya Street, Vladimir, 600017, Russia***
Mailing address: ***45a Krasnoarmeyskaya Street, Vladimir, 600021, Russia***
INN: *3328407272*
The issuer's interest in the legal entity's legal capital: ***100 %***
Percentage of the owned voting shares: ***100 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Andrey G. Andreev (1970)
Mr. Anatoli E. Brekhov (1952) – Chairman of the Board of Directors
Mr. Petr N. Martyshechkin (1956)
Ms. Elena K. Romskaya (1957) *(the family name Sidorovich was changed to Romskaya due to the change of the passport on September 10, 2004)*
Ms. Irina Yu. Kashentseva (1969)

The person performing duties of the sole person executive body (year of birth):

Mr. Andrey G. Andreev (1970)

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Limited Liability Company Vlad Page***
Abbreviated name: ***Vlad Page LLC***
Address: ***42 Gorkogo Street, Vladimir, Russia***
Mailing address: ***42 Gorkogo Street, Vladimir, Russia***
INN: *3328414576*
The issuer's interest in the legal entity's legal capital: 75 %
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

No business is done by the entity. The annual meeting of members of VladPage LLC decided to wind up the company (Minutes of May 31, 2004). The liquidation commission of the following 8 members was elected:

1. Mr. A. Korovin (1946)
2. Mr. A. Udilov (1955)
3. Ms. O. Antonova (1971)
4. Ms. Yu. Markina (1975)
5. Ms. Yu. Bondareva-Bitiay (1975)
6. Mr. M. Romanov (1981)
7. Ms. E. Privalova (1973)
8. Mr. L. Dzhusoev (1964)

Name: Private Joint-Stock Company CenterTelecomService
Abbreviated name: ***ZAO CenterTelecomService***
Address: ***23 Proletarskaya Street, room 101, Khimki, Moscow region, 141400, Russia***
Mailing address: ***3 Dmitrovski Per., building 1, Moscow, 130031, Russia***
INN: ***5047053920***

The issuer's interest in the legal entity's legal capital: *75 %*

The percentage of ordinary shares of the company including the named shares owned by the issuer: 75 %

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors of the organization (year of birth):

Mr. Ruben A. Amaryan (1949) – Chairman of the Board of Directors
Mr. Aleksey A. Lokotkov (1950)
Mr. Sergey V. Pridantsev (1967)
Ms. Ella M. Zhuravleva (1961)
Mr. Pavel V. Polischuk (1977)
Mr. Sergey L. Presnyakov (1959)
Mr. Ruslan V. Kryazhev (1967)

The person performing duties of the sole person executive body (year of birth):

Mr. Vladimir V. Molchanov (1960)

Members of the collective executive body of the organization (year of birth);

Members of the Management Board:
Sergey Pridantsev (1967)
Nikolay Mezhuev (1962)
Maksim Pegasov (1966)
Vladimir Kondratov (1969)
Vladimir Molchanov (1960) – Chairman of the Management Board

Name of the entity: ***Limited Liability Company Manufacturing and implementation plant Svyaz-Service-Irga***
Abbreviated name: ***Svyaz-Service-Irga LLC PVP***
Address: ***21 Esenina Street, Ryazan, 390046, Russia***
Mailing address: ***20 Lermontovskaya Street, office 13, Ryazan, 390046, Russia***
INN: ***6231010582***
The issuer's interest in the legal entity's legal capital: ***70 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Alexander V. Boytsev (1955)

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Limited Liability Company Vladimirski Payphone***
Abbreviated name: ***Vladimirski Payphone LLC***
Address: ***32-a Stroiteley Street, Vladimir, Russia***
Mailing address: ***32-a Stroiteley Street, Vladimir, Russia***
INN: ***3302019910***
The issuer's interest in the legal entity's legal capital: ***51 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Anatoliy N. Korovin (1946) – the Chairman of the Board of Directors
Mr. Vladimir I. Yurkin (1951)
Ms. Ida A. Saakyan (1944)

The person performing duties of the sole person executive body (year of birth):
Mr. Vladimir I. Yurkin (1951)

Members of the collective executive body of the organization in question:
No collective executive body.

Name: ***Private Joint-Stock Company Moscow Telecommunications Company/ Private Joint-Stock Company CenterTelecomService of the Moscow region***
Abbreviated name: ***ZAO CTCS MO***

Address: ***1a Kolomenski Proezd, Moscow, 115446, Russia.***
Mailing address: ***33 Akademika Volgina Street, office 143, Moscow, 117437, Russia***
INN: ***7724020780***
The issuer's interest in the legal entity's legal capital: ***51 %***
Percentage of the owned voting shares: ***51 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (the year of birth):
Mr. Sergey V.Biryukov (1956)
Mr. Andrey V. Galaev (1962)
Mr. Nikolay V. Mezhuev (1962)
Mikhail A. Medrish (1953)
Mr. Viktor A. Polischuk (1938)
Mr. Sergey V. Nazarov (1971)

The person performing the duties of the sole person executive body (specify the year of birth):
Mikhail A. Medrish (1953)

Members of the collective executive body of the organization (specify the year of birth):
Members of the Management Body:
Mikhail A. Medrish (1953) – Chairman of the Management Board
Vladimir Kondratov (1969)
Vladimir V. Molchanov (1960)
Maksim A. Pegasov (1966)
Konstantin N. Shadrin (no data available)

Entity's name: ***Private Joint-Stock Company Telecom of the Ryazan region***
Abbreviated name: ***Private JSC Telecom of the Ryazan region***
Address: ***36 Svobody Street, Ryazan, 390006, Russia***
Mailing address: ***33 Uritskogo Street, Ryazan, 390000, Russia***
INN: ***6231027018***
The issuer's interest in the legal entity's legal capital: ***50.9 %***
Percentage of the owned shares: ***50.9 %***

The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Vladimir N. Shevnev (1941) – Chairman of the Board of Directors
Mr. Ivan F. Nikanorov (1935)
Mr. Vladimir I. Veretennikov (1952)
Mr. Vladislav N. Shatilov (1959)
Ms. Lyudmila A. Arzhannikova (1960)
Mr. Andrei L. Kostromtsov (1961)
Mr. Maksim A. Pegasov (1966)
Ms. Natalia A. Sudareva (1958)
Mr. Yuri A. Chemerikin (1954) – Chairman of the Board of Directors

The person performing duties of the sole person executive body (year of birth):
Ms. Olga V. Shapkina (1959)

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company TeleRoss-Voronezh***
Abbreviated name: ***Private JSC TeleRoss-Voronezh***
Address: ***35 Prospect Revolution, Voronezh, 394000, Russia***
Mailing address: ***25 Krasnoarmeyskaya Street, Voronezh, 394006, Russia***
INN: ***3666062774***
The issuer's interest in the legal entity's legal capital: ***50 %***
Percentage of the owned voting shares: ***50 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors of the organization (specify the year of birth):
Mr. Alexander G. Kudryavtsev (1954) - Chairman of the Board of Directors
Mr. Alexander V. Haustovich (1949)
Ms. Natalia A. Sudareva (1958)
Mr. Andrey E. Patoka (1969)
Mr. Vasiliyy M. Petrov (1956)
Ms. Vera V. Kuzovkina (1970)

The person performing duties of the sole person executive body (year of birth):
Mr. Anatoliy G. Yurochkin (1946)

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company Cellular Communications Of Black-Soil Area (Chernozemie)***
Abbreviated name: ***ZAO Cellular Communications Of Black-Soil Area***
Address: ***35 Prospect Revolution, Voronezh, 394000, Russia***
Mailing address: ***25 Plekhanovskaya Street, Voronezh, 394018, Russia***
INN: ***3666016619***
The issuer's interest in the legal entity's legal capital: ***45 %***
Percentage of the owned voting shares: ***60 %***

The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors of the organization (specify the year of birth):
Mr. Alexander V. Haustovich (1949) – Chairman of the Board of Directors
Mr. Yuri V. Arapov (1962)
Mr. Grigoriy N. Kuzmenko (1953)
Mr.Valeriyy G. Nikolaev (1943)
Mr. Andrey V. Sinelschikov (1955) – Chairman of the Board of Directors
Mr. Alexander G. Zavyalov (1966)
Mr. Sergey V. Pridantsev (1967)
Mr. Yuri A. Khromov (1957)

The person performing duties of the sole person executive body (year of birth):
Mr. Valeriyy V. Murzin (1961)

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company Kaluzhskaya Cellular Communications***
Abbreviated name: ***Private JSC KSC***
Address: ***38 Teatralnaya Street, Kaluga, 248600, Russia***
Mailing address: ***85 Nikitina Street, building 2, Kaluga, 248600, Russia***
INN: ***4027019302***
The issuer's interest in the legal entity's legal capital: ***42 %***
Percentage of the owned voting shares: ***42 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors of the organization (specify the year of birth):
Mr. Maksim A. Pegasov (1966)
Mr. Petr N. Martyshechkin (1956)
Mr. Kirill Yu. Barov (1962)
Ms. Svetlana N. Golubeva (1965) – Chairperson of the Board of Directors
Mr. Andrey V. Sinelschikov (1955)

The person performing duties of the sole person executive body (year of birth):
Viktor V. Kuksinski (1957)

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company Smolenskaya Cellular Communications***
Abbreviated name: ***Private JSC Smolenskaya Cellular Communications***
Address: ***6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia***
Mailing address: ***13 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia***
INN: ***6730011687***
The issuer's interest in the legal entity's legal capital: ***40 %***
Percentage of the owned voting shares: ***40 %***
The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Igor N. Goldobin (1969)

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Private Joint-Stock Company Tverskaya Cellular Communications***
Abbreviated name: ***Private JSC Tverskaya Cellular Communications***
Address: ***52 Radischeva Street, Tver, 170000, Russia***
Mailing address: ***52 Radischeva Street, Tver, 170000, Russia***
INN: ***6905012941***
The issuer's interest in the legal entity's legal capital: ***40 %***
Percentage of the owned voting shares: ***40 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors of the organization (specify the year of birth):
Mr. Evgeniy I. Savenkov (1946)
Mr. Andrey V. Sinelschikov (1955)
Mr. Yuri A. Khromov (1957) – Chairman of the Board of Directors
Mr. Vitali S. Kostenko (1944)
Mr. Aleksey A. Lokotkov (1950)

The person performing duties of the sole person executive body (year of birth):

Mr. Vitali S. Kostenko (1944)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Bryanskie Cellular Networks***
Abbreviated name: ***Private JSC Bryanskie Cellular Networks***
Address: ***44 Emlyutina Street, Bryansk, 241011, Russia***
Mailing address: ***44 Emlyutina Street, Bryansk, 241011, Russia***
INN: ***3234027405***
The issuer's interest in the legal entity's legal capital: ***34.4 %***
Percentage of the owned voting shares: ***34.4 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors of the organization (specify the year of birth):
Vasiliy A. Gapeenko (1952)
Andrey V. Galaev (1962)
Vadim A. Belyavski (1972)
Vasiliyy V. Zhdanov (1949)
Svetlana N. Golubeva (1965)
Note: No chairperson of the Board of Directors was elected as on October 1, 2004

The person performing duties of the sole person executive body (year of birth):

Mr. Alexander F. Vasilyev (1951)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Belgorodskaya Cellular Communications***
Abbreviated name: ***Private JSC Belgorodskaya Cellular Communications***
Address: ***3 Revolution Square, Belgorod, 384000, Russia***
Mailing address: ***35 Kostyukova Street, Belgorod, 380024, Russia***
INN: ***3124017556***
The issuer's interest in the legal entity's legal capital: ***30 %***
Percentage of the owned voting shares: ***30 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Igor N. Goldobin (1969)

Members of the collective executive body of the organization in question (the Management Board):

No collective executive body.

Entity's name: ***TverTelecom Limited Liability Company***
Abbreviated name: ***TverTeelcom LLC***
Address: ***24 Novotorshskaya Street, Tver, 170000, Russia***
Mailing address: ***24 Novotorshskaya Street, Tver, 170000, Russia***
INN: ***6230008213***
The issuer's interest in the legal entity's legal capital: ***26 %***
The interest of the commercial organization in the issuer's legal capital – 0.017572%
Percentage of the issuer's ordinary shares owned by the commercial organization – 0.023429%
Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Vitali S. Kostenko (1944)

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Public Joint-Stock Company Telecommunications Company Rinfotels***
Abbreviated name: ***JSC TC Rinfotels***
Address: ***43 Esenina Street, Ryazan, 390023, Russia***
Mailing address: ***43 Esenina Street, Ryazan, 390011, Russia***
INN: ***6231009386***
The issuer's interest in the legal entity's legal capital: ***26 %***
Percentage of the owned voting shares: ***26 %***
The interest of the commercial organization in the issuer's legal capital – 0.001089%
Percentage of the issuer's ordinary shares owned by the commercial organization – 0.00145%

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

Mr. Sergey V. Bobylev (1961)

Mr. Igor M. Maysels (1954)

Mr. *Valeriyy* P. Melkov (1945)

Ms. Elena K. Romskaya (1957) - Chairman of the Board of Directors *(the family name Sidorovich was changed to Romskaya due to the change of the passport on September 10, 2004)*

Mr. Mikhail A. Tyulupa (1961)

The person performing duties of the sole person executive body (year of birth):

Mr. Sergey V. Bobylev (1961)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Limited Liability Company Trunksvyaz***
Abbreviated name: ***Trunksvyaz LLC***
Address: ***14 Plekhanovskaya Street, Voronezh, 394018, Russia***
Mailing address: ***14 Plekhanovskaya Street, Voronezh, 394018, Russia***
INN: ***3666062069***
The issuer's interest in the legal entity's legal capital: ***25%***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Ms. Natalia V. Kuzmina (1962)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Oskoltelecom***
Abbreviated name: ***ZAO JSC OskolTelecom***
Address: ***34 Solnechny township, Stary Oskol, Belgorod region, Russia***
Mailing address: ***34 Solnechny township, Stary Oskol, Belgorod region, Russia***
INN: ***3128001250***
The issuer's interest in the legal entity's legal capital: ***12.41 %***
Percentage of the owned voting shares: ***12.41 %***
The interest of the commercial organization in the issuer's legal capital: 0.383626%
Percentage of the issuer's ordinary shares owned by the commercial organization: 0.511500%

Members of the Supervisory Board of the organization (specify the year of birth):

Mr. Grigoriy N. Kuzmenko (1953) – Chairman of the Supervisory Board (1953)

Mr. Mikhail S. Umanski (1952)

Mr. Vladimir P. Konovalov (1951)

Mr. Vladimir N. Mikulyak (1958)

Elena K. Romskaya (1957) *(the family name Sidorovich was changed to Romskaya due to the change of the passport on September 10, 2004)*

The person performing duties of the sole person executive body (year of birth):

Mr. Vladimir N. Mikulyak (1958)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Science and Technology Center Comset***

Abbreviated name: ***Private JSC Comset***

Address: ***7 Zeleny Pr., Moscow, 111141, Russia***

Mailing address: ***7 Zeleny Pr., Moscow, 111141, Russia***

INN: ***7720014200***

The issuer's interest in the legal entity's legal capital: ***11.09 %***

Percentage of the owned voting shares: ***11.09 %***

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

Mr. Alexander S. Adzhemov (1955) – Chairman of the Board of Directors
Mr. Vasiliyy ***G. Dedoborsch (1929)***
Mr. Khamza I. Mavlyutov (1951)
Mr. Nikolay V. Savlukov (1958)
Mr. Sergey P. Solovyev (1946)
Mr. Alexander P. Fedoseev (1956)
Mr. Maksim A. Pegasov (1966)
Mr. Oleg S. Shedenkov (1975)
Mr. Vadim M. Yakovlev (1968)

The person performing duties of the sole person executive body (year of birth):

Mr. Sergey P. Solovyev (1956)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Optimum-Svyaz***

Abbreviated name: ***ZAO Optimum-Svyaz***

Address: ***116/1 Esenina Street, office 704, Ryazan, 390046, Russia***

Mailing address: ***116/1 Esenina Street, office 704, Ryazan, 390046, Russia***

INN: ***6231028460***

The issuer's interest in the legal entity's legal capital: ***10 %***

Percentage of the owned voting shares: ***10 %***

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors of the organization (specify the year of birth):

Mr. Yuri M. Vozhakov (1960) – Chairman of the Board of Directors
Mr. Gennadiy N. Gromarushkin (1960)
Ms. Venera Kh. Prokurova (1964)
Mr. Oleg S. Khilko (1970)
Ms. Elena V. Khandozhko (1979)

The person performing duties of the sole person executive body (year of birth):

Mr. Yuri M. Vozhakov (1960)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Voronezh Regional Agency of Small and Medium Business Support***

Abbreviated name: ***Private JSC Voronezh Regional Agency of Small and Medium Business Support***
Address: ***32 Srednemoskovskaya Street, Voronezh, 394000, Russia***
Mailing address: ***32 Srednemoskovskaya Street, Voronezh, 394000, Russia***
INN: ***3666041862***
The issuer's interest in the legal entity's legal capital: ***8.97 %***
Percentage of the owned voting shares: ***8.97 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors of the organization (specify the year of birth):
No Board of Directors
The person performing duties of the sole person executive body (year of birth):
Mr. Vladimir B. Rostislavin (1955)
Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Public Joint-Stock Company Teleservice***
Abbreviated name: ***OAO Teleservice***
Address: ***119 Leninski Prospekt, Voronezh, 394007, Russia***
Mailing address: ***68 Karl Marx Street, Voronezh, 394000, Russia***
INN: ***3661013974***
The issuer's interest in the legal entity's legal capital: ***6.6 %***
Percentage of the owned voting shares: ***6.6 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors of the organization (specify the year of birth):
Mr. Mikhail V. Kollontay (1960) – Chairman of the Board of Directors
Mr. Vadim V. Kudrev (1960)
Mr. Alexander V. Haustovich (1949)
Mr. Boris F. Konev (1970)
Mr. Alexander Yu. Zelenin (1954)

The person performing duties of the sole person executive body (year of birth):
Mr. Igor G. Korobko (1955)

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company Lipetsk-Mobile***
Abbreviated name: ***Private JSC Lipetsk-Mobile***
Address: ***3 Oktyabrskaya Street, Lipetsk, 398059, Russia***
Mailing address: ***3 Oktyabrskaya Street, Lipetsk, 398059, Russia***
INN: ***4824010773***
The issuer's interest in the legal entity's legal capital: ***5.91 %***
Percentage of the owned voting shares: ***5.91 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors of the organization (specify the year of birth):
Mr. *Valeriy*y G. Nikolaev (1943)

Mr. Vladimir K. Somov (1950)
Mr. Gart Cable Self (1960) – Chairman o f the Board of Directors
Mr. Marian Tsrnyak (1942)
Ms. Larisa E. Zvereva (1968)

The person performing duties of the sole person executive body (year of birth):

Mr. Vladimir K. Somov (1950)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Public Joint-Stock Company Comset***
Abbreviated name: ***JSC Comset***
Address: ***7 Mayakovskogo Street, Stupino, Moscow region, 142800, Russia***
Mailing address: ***7 Mayakovskogo Street, Stupino, Moscow region, 142800, Russia***
INN: ***5045003473***
The issuer's interest in the legal entity's legal capital: ***5.6 %***
Percentage of the owned voting shares: ***5.6 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors of the organization (specify the year of birth):

Mr. Sergey P. Belov (1957)
Mr. Mikhail V. Komarov (1959)
Mr. Alexander N. Konin (1954) – Chairman of the Board of Directors
Ms. Tatyana N. Tsyplakova (1952)
Mr. Alexander N. Sukhachev (1955)
Mr. Sergey V. Ilushkin (1955)

The person performing duties of the sole person executive body (year of birth):

Mr. Alexander N. Sukhachev (1955)

Members of the collective executive body of the organization in question:

No collective executive body.

List of General Directors, members of Boards of Directors (Supervisory Boards), members of Management Boards, named in this section who are shareholders of JSC CenterTelecom.

Name of a General Director, member of a Board of Directors (Supervisory Board) or member of a Management Board of an organization	Interest of the named person in the legal (charter) capital of JSC CenterTelecom %	Percentage of the ordinary shares of JSC CenterTelecom owned by the named person, %
Alexander G. Udilov	0.000190	0.000051
Ruben A. Amaryan	0.015576	0.020768
Aleksey A. Lokotkov	0.005007	0.006676
Ella M. Zhuravleva	0.000333	0.000444
Maksim A. Pegasov	0.000143	0.000190
Nikolay V. Mezhuev	0.000048	0.000063
Natalia A. Sudareva	0.000284	0.000315
Andrey V. Galaev	0.000024	0.000032
Vladimir I. Yurkin	0.000020	0.000027
Vladimir N. Shevnev	0.030356	0.037685

Valeriyy P. Melkov	0.025474	0.033066
Anatoliy E. Brekhov	0.043099	0.055643
Yuri A. Chemerikin	0.000710	0.000144
Alexander V. Haustovich	0.102933	0.133398
Grigoriy N. Kuzmenko	0.033375	0.042998
Valeriyy G. Nikolaev	0.047120	0.061896
Yuri A. Khromov	0.013074	0.017432
Evegeniy I. Savenkov	0.058008	0.074293
Petr N. Martyshechkin	0.001616	0.000951
Vitaliy S. Kostenko	0.050891	0.067823
Vasiliyy A. Gapeenko	0.004154	0.005538
Alexander F. Vasilyev	0.000111	0.000148
Igor M. Maizels	0.000456	0.000187
Sergey V. Bobylev	0.000412	0.000214
Mikhail S. Umanski	0.035116	0.045722
Vladimir P. Konovalov	0.030683	0.040141
Venera Kh. Prokurova	0.001118	0.000917
Elena K. Romskaya	0.000514	0.000685
Vladimir K. Somov	0.058185	0.072778
Anatoli N. Korovin	0.000405	0.000270

All the other General Directors, members of Boards of Directors (Supervisory Boards), members of Management Boards, named in this section are not shareholders of JSC CenterTelecom.

8.1.6 Information on significant deals made by the issuer

No significant deals to report.

8.1.7 Credit ratings assigned to the issuer

1. Subject matter of the rating:	*The issuer (JSC CenterTelecom)*
Credit rating as at the end of the last reporting quarter	CCC+ outlook Stable
The rating history	Initially assigned December 14, 2001: CCC outlook Stable Revised on April 3, 2003: CCC+ outlook Stable
Full and abbreviated corporate names and domicile of the rating assigning entity	Full name: Standard & Poor's International Services, Inc. Abbreviated name: Standard&Poor's Address: 615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA
Brief overview of assignment procedure	Credit rating of borrowers is based on two principle profiles: business analysis and financial profile. It is not reduced to merely computing financials. It also involves careful study of the business fundamentals, like sovereign risks, industry structure and growth prospects, competitive edge of the company, regulations, management, strategy. More at www.standardandpoors.ru
2. Subject-matter of the rating assignment:	***The issuer, bonds issued*** ***Documentary interest-bearing bearer bonds series 01*** ***Registered on October 17, 2001 #4-01-00194-A*** ***Documentary interest-bearing non-convertible bearer bonds series 02*** ***Registered on June 25, 2002 #4-02-00194-A***

	Documentary interest-bearing non-convertible bearer bonds series 03 ***Registered on August 1, 2003 # 4-18-00194-A***
Credit rating as at the end of the last reporting quarter:	ruBB+
The rating history	Initially assigned on August 5, 2003: ruBB+
3. Subject-matter of the rating assignment:	***The issuer, bonds issued*** ***Documentary interest-bearing bearer bonds series 04*** ***Registered on June 29, 2004 #4-19-00194-A***
Credit rating as at the end of the last reporting quarter:	ruBB+
The rating history	Initially assigned on August 18, 2004: ruBB+
Full and abbreviated corporate names and domicile of the rating assigning entity	Full name of the rating agency: Standard & Poor's International Services, Inc. Abbreviated name: Standard&Poor's Address: 615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA
Brief overview of the assignment procedure	Credit rating of borrowers is based on two principle profiles: business analysis and financial profile. It is not reduced to merely computing financials. It also involves careful study of the business fundamentals, like sovereign risks, industry structure and growth prospects, competitive edge of the company, regulations, management, strategy. More at www.standardandpoors.ru

8.2 Details of each type of shares issued by the issuer

Type: ***ordinary***

Form of the securities: ***registered book-entry***

Nominal value of each share, RUR***0.3***

Number of outstanding shares: ***1 578 006 833***

Number of additional shares being placed: ***no such shares***

Treasury shares: ***no such shares***

Total amount of the issue: ***451,601,000 shares***

Declared ordinary shares: 76,166,167 shares

Placement terms and conditions: ***Article 6 (Charter of JSC CenterTelecom) COMPANY CHARTER CAPITAL. PLACED AND DECLARED SHARES.***

6.7 The charter capital of the Company shall be increased by private placement of additional shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares in the Company participating in the meeting.
6.8 An increase of the charter capital of the Company by public placement of additional shares where the number of shares to be additionally placed is more than 25 percent of number of shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.
6.9 Subject to Clause 6.8 of the Charter, the charter capital of the Company shall be increased by public placement of additional shares on the basis of a resolution of the Board of Directors of the Company, adopted unanimously by all members of the Board of Directors of the Company and disregarding the votes of former Company directors.

Additional shares which can be placed by converting placed securities into shares, or by exercising share options: ***no***

such shares

State registration numbers of the share issues and state registration dates:

The issue state registration number and state registration date:

1-03-00194-A date of state registration October 19, 2001

State registration numbers of the additional share issues and state registration dates:

*1-04-00194-A state registration date October 11, 2002 **

*1-05-00194-A state registration date October 11, 2002**

*1-06-00194-A state registration date October 11, 2002 **

*1-07-00194-A state registration date October 11, 2002**

*1-08-00194-A state registration date October 11, 2002 **

*1-09-00194-A state registration date October 11, 2002**

*1-10-00194-A state registration date October 11, 2002 **

*1-11-00194-A state registration date October 11, 2002**

*1-12-00194-A state registration date October 11, 2002 **

*1-13-00194-A state registration date October 11, 2002**

*1-14-00194-A state registration date October 11, 2002 **

*1-15-00194-A state registration date October 11, 2002**

*1-16-00194-A state registration date October 11, 2002 **

*1-17-00194-A state registration date October 11, 2002**

*1-18-00194-A state registration date October 11, 2002 **

*1-19-00194-A state registration date October 11, 2002**

* *Pursuant to Ordinance of the Russian FCSM # 03-2110/r of September 30, 2003 additional issues of securities of Joint-Stock Central Telecommunication Company were united resulting to cancellation of state registration numbers assigned to additional issues of ordinary shares. These issues were given a single registration number 1-03-00194-A of September 30, 2003.*

Rights of a holder of such shares (share type):

Article 8 (Charter of JSC CenterTelecom RIGHTS AND DUTIES OF SHAREHOLDERS HOLDING COMMON (ORDINARY) SHARES

8.1 Each common share in the Company confers an identical volume of rights to a holder of such share.

8.2 Each shareholder holding common shares in the Company has the right:

8.2.1 to participate in the General Meeting of Shareholders of the Company through the procedure provided by effective legislation of the Russian Federation;

8.2.2 to receive dividends through the procedure provided by effective legislation of the Russian Federation and herein in the event that the Company declares dividends;

8.2.3 to receive a part of the Company's assets remaining after its liquidation, proportionate to the number of shares belonging to it;

8.2.4 to have access to documents listed in Article 89.1 of the Federal Law 'On Joint Stock Companies', through the procedure provided in Article 91 of that Law;

8.2.5 to demand that registrar of the Company confirms the rights of the shareholder to shares by issuing an extract from the register of shareholders of the Company;

8.2.6 to receive from the registrar of the Company information on all records on its personal account and also other information as provided by legal acts of the Russian Federation establishing the procedure for maintaining the register of shareholders;

8.2.7 to dispose of the shares belonging to it without the consent of other shareholders or the Company;

8.2.8 in cases provided by effective legislation of the Russian Federation, to resort to legal action to protect its infringed civil rights, including to demand reimbursement of losses from the Company;

8.2.9 to demand that the Company repurchase all or a part of shares belonging to the shareholder, in the cases and through the procedure provided by effective legislation of the Russian Federation;

8.2.10 to sell shares to the Company in the event that the Company adopts a resolution to acquire such

shares;

8.2.11 to demand that the Company provides an extract from the list of persons entitled to participate in the General Meeting of Shareholders specifying information on such shareholder;

8.3 A shareholder holding more than 1 percent of voting shares in the Company has the right the demand that the registrar of the Company provides it with information specifying the name of registered shareholders holding shares, the amount, category and nominal value of shares belonging to them (this information shall be provided without specifying shareholders' addresses).

8.4 Shareholders (a shareholder) holding a total of at least 1 percent of placed common shares of the Company have (has) the right to file an action against a member of the Company's Board of Directors, the Company's General Director, a member of the Company's Management Board, the management company or the manager for the compensation of losses incurred by the Company as a result of culpable actions (inaction) of such persons.

8.5 Shareholders (a shareholder) with at least 1 percent of votes at the General Meeting of Shareholders have (has) the right to demand from the Company the list of persons entitled to participate in the meeting. The details, documents and postal addresses of shareholders specified in such list shall be provided only upon their consent.

8.6 Shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company have (has) the right to propose matters for the agenda of the annual General Meeting of Shareholders and nominate candidates for the Company's management and supervisory bodies to be elected by the General Meeting of Shareholders. In preparing for an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors, such shareholders (shareholder) have (has) the right to nominate candidates for the Company's Board of Directors.

8.7 Shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company have (has) the right to demand that the Company's Board of Directors convene an extraordinary General Meeting of Shareholders. If within the period of time established by effective legislation of the Russian Federation and herein the Company's Board of Directors does not adopt a resolution to convene an extraordinary General Meeting of Shareholders or refuses to convene such a meeting, the extraordinary meeting may be convened by the such shareholders.

8.8 Shareholders (a shareholder) holding a total of at least 10 percent of voting shares in the Company have (has) the right to demand a review of the Company's financial and economic activity.

8.9 Shareholders (a shareholder) holding a total of at least 25 percent of voting shares in the Company have (has) the right to access to accounting documents and minutes of sessions of the Company's Management Board and to obtain copies thereof.

8.10 Shareholders holding common shares in the Company have other rights provided by effective legislation of the Russian Federation, issued within their authority, and herein.

Type: *preference*

Form of the securities: ***registered book-entry***

Nominal value of each share, RUR *0.3*

Number of outstanding shares: *525 992 822*

Number of additional shares being placed: ***no such shares***

Treasury shares: ***no such shares***

Quantity of declared preference Class A shares: 25,405,178

Nominal value, RUR*0.3*

Placement terms and conditions: *Article 6 (Charter of JSC CenterTelecom) COMPANY CHARTER CAPITAL. PLACED AND DECLARED SHARES*

6.7 The charter capital of the Company shall be increased by private placement of additional shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares in the Company participating in the meeting.

6.8 An increase of the charter capital of the Company by public placement of additional shares where the number of shares to be additionally placed is more than 25 percent of number of shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.

6.9 Subject to Clause 6.8 herein, the charter capital of the Company shall be increased by public placement of

additional shares on the basis of a resolution of the Board of Directors of the Company, adopted unanimously by all members of the Board of Directors of the Company and disregarding the votes of former Company directors.

Additional shares which can be placed by converting placed securities into shares, or by exercising share options: ***no such shares***

State registration numbers of the share issues and state registration dates:

The issue state registration number and state registration date:

2-03-00194-A state registration date 19.10.2001

State registration numbers of the additional share issues and state registration dates:

*2-04-00194-A state registration date October 11, 2002**

*2-05-00194-A state registration date October 11, 2002**

*2-06-00194-A state registration date October 11, 2002**

*2-07-00194-A state registration date October 11, 2002**

*2-08-00194-A state registration date October 11, 2002**

*2-09-00194-A state registration date October 11, 2002**

*2-10-00194-A state registration date October 11, 2002**

*2-11-00194-A state registration date October 11, 2002**

*2-12-00194-A state registration date October 11, 2002**

*2-13-00194-A state registration date October 11, 2002**

*2-14-00194-A state registration date October 11, 2002**

*2-15-00194-A state registration date October 11, 2002**

*2-16-00194-A state registration date October 11, 2002**

*2-17-00194-A state registration date October 11, 2002**

*2-18-00194-A state registration date October 11, 2002**

*2-19-00194-A state registration date October 11, 2002**

** Pursuant to Ordinance of the Russian FCSM # 03-2110/r of September 30, 2003 additional issues of securities of Joint-Stock Central Telecommunication Company were united resulting to cancellation of state registration numbers assigned to additional issues of ordinary shares. These issues were given a single registration number 2-03-00194-A of October 19, 2001.*

Rights of an owner of this type (category) of shares:

Article 9 (Charter of JSC CenterTelecom). RIGHTS AND DUTIES OF SHAREHOLDERS HOLDING TYPE A PREFERRED SHARES

9.1 Each Type A preferred share in the Company confers upon the shareholder holding it an identical volume of rights.

9.2 Holders of Type A preferred shares have the right to receive an annual fixed dividend, subject as herein. The total amount payable as a dividend on each Type A preferred share shall be 10 percent of the Company's net profits according to the results of the last financial year divided by the number of shares that comprises 25 percent of the Company's charter capital.

If the amount of dividend payable by the Company on each common share in a given year exceeds the amount of dividend payable on each Type A preferred share the amount of dividend on the latter must be increased to the amount of dividend payable on common shares. These payments shall be made additionally on the date of payment of dividends on common shares.

9.3 Holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders with the right to vote on resolutions concerning the reorganization or liquidation of the Company and also concerning addenda and amendments to the Company Charter, if such amendments restrict the rights of such shareholders.

9.4 If the Meeting of Shareholders, for whatever reason, has not adopted a resolution to pay dividends on Type A preferred shares or has adopted a resolution not to pay those dividends in full, holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders and vote on all matters on the agenda of the meeting. Such right of holders of Type A preferred shares arises as of the meeting following the annual Meeting of Shareholders at which a resolution was not adopted to pay dividends and ceases to apply as of the first payment of dividends in full with respect to such shares.

9.5 Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.2.3, 8.2.4, 8.2.5, 8.2.6, 8.2.7, 8.2.8, 8.2.10, 8.2.11, and 8.2.12 herein. Shareholders holding Type A

preferred shares also have such rights notwithstanding that such shares are not voting shares.

9.6 Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.3, 8.6, 8.7, 8.8 and 8.9 herein in cases where Type A preferred shares confer the right to vote on all matters within the authority of the Company's General Meeting of Shareholders.

9.7 Holders of Type A preferred shares have the right to demand that the Company repurchase all or a part of the shares belonging to the shareholder in the cases and through the procedure provided by effective legislation of the Russian Federation.

9.8 Holders of Type A preferred shares that have at least 1 percent of votes at the General Meeting of Shareholders have the right to demand that the Company provides the list of persons entitled to participate in the meeting. The details of documents and postal addresses of shareholders included in such list shall be provided only upon their consent.

9.9 Shareholders holding Type A preferred shares shall have other rights provided by effective legislation of the Russian Federation and herein.

8.3 Previous issues of the issuer's securities except shares.

Information on previous issues of the issuer's securities except the issuer's shares, shall be disclosed separately for each issue with all issued securities cancelled (annulled), issues with outstanding issued securities and issues with securities for which the issuer's obligations are not met.

8.3.1 Information on securities issues with all issued securities cancelled (annulled).

Type, series (class), form and other identification features of securities:

Type of securities: ***bonds***

Series: ***01***

Type: ***interest-bearing***

Form of the securities: ***documented bearer bonds***

State registration number of the issue: ***4-01-00194-A***

State registration date of the issue: ***October 17, 2001***

State registration date of the report on the results of the issue: ***December 10, 2001***

State authorities which performed the state registration of the issue and report on the results of the issue: ***FCSM of Russia***

Quantity of securities of the issue: ***600,000***

Nominal value of each securities of the issue, RUR***1,000***

Total value of the issue (at par), RUR***600,000,000***

Date of redemption: ***November 18, 2003.***

Basis for redemption: ***meeting obligations of the securities issue***

Series: ***1-И***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-14-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***80,000***

Nominal value of each piece of the securities of the issue: RUR***50***

Total value of the issue (at par): RUR***4,000,000***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***22,674***

Redemption period: *from October 1, 2002 through October 1, 2003*

Basis for redemption: ***meeting obligations of the securities issue***

8.3.2 Information on securities issues with issued securities outstanding

Total number of all securities of the issuer of each type currently outstanding (not cancelled): ***2,455,582 pieces.***

Total nominal value (at the face value of a given type of securities if any) of all securities of the issuer currently outstanding (not cancelled): ***RUR2,249,487,350.00***

(1) Type, series (class), form and other identification features of securities:

Type of securities: ***bonds***

Series: ***02***

Type: ***interest-bearing***

Form of the securities: ***documented bearer bonds***

State registration number: ***4-02-00194-A***

Date of the issue state registration: ***25.06.2002***

State registration date of the report on the results of the issue: ***15.08.2002***

State authorities which performed the state registration of the issue and report on the results of the issue: ***FCSM of Russia***

Quantity of securities of the issue: ***600,000***

Nominal value of each piece of the securities of the issue: RUR ***1,000***

Total value of the issue (at par): ***RUR600,000,000***

Rights granted by each of issued securities:

A bondholder is entitled to receive upon the bond redemption the nominal value of the bond as specified in item 57.4 of the Prospectus of the bond issue and item 4 of the Decision on the bond issue.

A bondholder is entitled to receive a fixed by the bond percentage of the bond nominal value (coupon), calculated as specified in item 57.11 of the Prospectus of the bond issue and item 8.3 of the Decision on the bond issue.

In the event of the issuer liquidation a bondholder is entitled to receive the nominal value of the bond in the priority order set out Article 64 of the Civil Code of the Russian Federation.

A bondholder is entitled to freely sell or otherwise dispose of his/her bonds.

A bondholder is entitled to request immediate redemption and payment of nominal of the debt accrued by bonds in cases identified in item 57.11 of the Prospectus of the bond issue and item 8.6 of the Decision on the bond issue.

A bondholder is entitled to exercise other rights granted by the law of the Russian Federation.

The issuer undertakes to timely and completely remit to the payment agent under the bond issue the relevant funds necessary to meet payment obligations according to the decision on the bond issue.

In the event that the issuer refuses to fulfill its obligations related to the bonds, holders or assigned holders of bonds are entitled to demand fulfillment of the obligations by the entity which provided collateral for the bond issue.

The entity which provided collateral for the bond issue is Limited Liability Company Bassian invest

Address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

Mailing address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

Taxpayer Identification Number (INN): *7710838686*

Information related to the collateral for fulfillment of obligations incurred by the bond issue and action to be taken by holders/assigned holders of bonds in the event of the issuer's refusal to meet its obligations related to the bond issue are described in item 11 of the Decision on the bond issue.

All debt of the issuer under the bond issue shall be legally equal (pari passu) and equally subject to mandatory fulfillment.

Actions to be taken by a bondholder in the event of the issuer's refusal to meet its obligations related to the bond issue are described in item 57.11 of the Prospectus of the bond issue and item 8.6 of the Decision on the bond issue.

Arrangements and terms and conditions of the bond placement:

Mode of placement: *Public subscription*

Period of placement: *from July 23, 2002 through July 23, 2002*

Total number of actually placed securities according to the registered report on the results of the issue: ***600,000***

Mandatory safe keeping of the bonds.

The bonds of the issue are documentary securities and shall be kept centrally.

The depositary performing safekeeping (custodian): *Not-for-profit partnership National Depositary Center*

Abbreviated name: *NDC*

Address: ***12 Zhitnaya Street, Moscow, 117049, Russian Federation***

Mailing address: ***1/13 Sredni Kislovski Per., Moscow, 103009, Russia***

License No: ***177-03431-000100***

Date of issue: ***December 4, 2000***

Valid till: ***no limitation***

License issuing authority: ***FCSM of Russia***

Terms and conditions of repayment of the issued securities:

Repayment (redemption) period: ***The start date of the Bond redemption shall be the 1003 (one thousand third day as of the Bond placement start. The start and end date of the redemption coincide.***

Redemption start date: ***April 21, 2005***

Redemption end date: ***April 21, 2005***

Terms and conditions of repayment:

Repayment of Bonds of the issue shall be effected by the Payment Agent pursuant to the Issuer's orders. The duties of the payment agent shall be performed by:

Full and abbreviated corporate name of the organization: ***Private Joint-Stock Company Raiffeisenbank Austria; ZAO Raiffeisenbank Austria***

Registered office at: ***17/1 Troitskaya Street, Moscow, 129090, Russia;***

Postal address: ***17/1 Troitskaya Street, Moscow, 129090, Russia;***

The Issuer may appoint additional payment agents and cancel such appointees. An official Issuer's notice of such actions shall be published by the Issuer within a period of not more than 10 (ten) business days before making such appointments or their cancellation in the Russian papers Daily News. Podmoskovie and Vedomosti.

Repayments on the bonds are made in the local currency of the Russian Federation by bank transfer to depositors of NDC performing central storing of the bonds in favor of bond owners. A bond owner who is not a depositor of the NDC may authorize a bondholder who is a depositor of the NDC to receive amounts due in respect of income payment and redemption of bonds.

Bond repayments shall be made to depositors of the NDC in favor of bonds owners as registered at the end of business day of the NDC, preceding the seventh business day before the bond redemption date (hereinafter the date is referred to as the "record date").

Not later than 3 business days before the bond redemption date the NDC shall provide the Issuer and/or its Payment agent a list of the bonds owners as finalized on the record date. The list shall contain the following data:

- ***a) the full name of the bondholder;***
- ***b) number of bonds as stated on the depo accounts of the holder in question;***
- ***c) the holder's location and postal address;***
- ***d) the holder's bank details:***
  - ***the holder's account current***
  - ***the holder's individual taxpayer number***
  - ***the holder's bank name***
  - ***correspondent account number of the holder's bank***
  - ***bank identification number of the holder's bank.***
- ***e) The taxpayer status of the NDC depositor (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.).***

It is the holder's duty to check the accuracy and timeliness of the bank details submitted by him to the NDC. In the event these bank details were not submitted to the NDC or were not provided on time, these obligations shall be met toward a person who requested to fulfill the obligations and recognized as the bondholder on the date of filing the request. The issuer shall perform the obligations on bonds as per the data of the NDC.

Not later than 2 business days before bond redemption date the Issuer shall remit the necessary amounts to the Payment agent account.

Based on the list of bondholders provided by the Depositary the payment agent calculates the amounts payable to each bondholder authorized to receive repayments of the bonds.

On the bond redemption date the Payment agent shall remit the amounts due into the accounts of the bondholders in favor of the bond owners.

In the event that one person is authorized to receive repayment amounts on the bonds by several bond owners the person in question shall receive the total amount without break down on each of the bond owners.

There shall be no redemption of bonds before maturity.

Interest (coupon) payable on the bonds:

Income payable on the bonds of the issue:

Income payable on the bonds shall be the sum of coupon income accrued and payable for each coupon period, and discount equal to the difference between the redemption price at maturity (nominal value) and the placement price.

Each bond carries 6 coupons.

Interest rate on the coupons is as follows:

on the first coupon the interest rate is 20% (twenty percent) per annum;

on the second coupon the interest rate is 20% (twenty percent) per annum;

on the third coupon the interest rate is 18% (eighteen percent) per annum;

on the fourth coupon the interest rate is 18% (eighteen percent) per annum;

on the fifth coupon the interest rate is 16% (sixteen percent) per annum;

on the sixth coupon the interest rate is 16% (sixteen percent) per annum

Calculation of the amount payable on each coupon is to be performed according to the following formulae:

$Kj = Cj * Nom * (T(j) - T(j-1))/365/100\ \%$

where:

j – coupon period number, j=1,2,3,4,5,6

Kj – amount payable on coupon for each bond;

Nom – the bond par value;

C j – coupon yield in percent of coupon number j as determined by the decision of the issuer's Board of Directors;

T(j -1) – starting date of the jth coupon period;

T(j) – end date of the jth coupon period.

The coupon amount payable is calculated with the accuracy of RUR0.01 (round-off follows the rules of mathematics).

Arrangements and terms of coupon income payments

Coupon payments on the six coupons of the bonds of the issue shall be made on the following days:

The first coupon is paid on the 91st day from the bond placement start day.

The second coupon shall be paid on the 273rd day from the bond placement start day.

The third coupon shall be paid on the 456th day from the bond placement start day.

The fourth coupon shall be paid on the 638th day from the bond placement start day.

The fifth coupon shall be paid on the 821st day from the bond placement start day.

The last coupon shall be paid simultaneously with the redemption of bonds on the 1003rd day from the bond placement start day.

In the event that the end date of a coupon period falls on a holiday whether a public holiday or non-business day for conducting operation payments of due amounts shall be made on the first business day following the holiday. A bondholder shall not be entitled to demand accrual of interest or any other compensation for such delayed payment.

Payments of income on the bonds of the issue shall be effected by the Payment Agent pursuant to the Issuer's orders. The duties of the payment agent shall be performed by:

Full and abbreviated corporate name of the organization: *Private Joint-Stock Company Raiffeisenbank Austria, ZAO Company Raiffeisenbank Austria*

Registered office at: *17/1 Troitskaya Street, Moscow, 129090, Russia;*

Postal address*: 17/1 Troitskaya Street, Moscow, 129090, Russia;*

Income payments on the bonds are made in the local currency of the Russian Federation by bank transfer to depositors of NDC performing central storing of the bonds in favor of bond owners. A bond owner who is not a depositor of the NDC may authorize a bondholder who is a depositor of the NDC to receive amounts due in respect

of income payment and redemption of bonds.

Bond income payments shall be make to depositors of the NDC in favor of bonds owners as registered at the end of business day of the NDC, preceding the seventh business day before the bond income payment date (hereinafter the date is referred to as the "record date"). The payment obligations with respect to a bond owner included in the list of bond owners are deemed duly fulfilled even the bonds were disposed of after the record date of finalizing the list of bond owners.

Not later than 3 business days before a bond income payment date the NDC shall provide the Issuer and/or its payment agent a list of the bonds owners as finalized on the record date. The list shall contain the following data:

a) the full name of the bondholder;

b) number of bonds as stated on the depo accounts of the holder in question;

c) the holder's location and postal address;

d) the holder's bank details:

- ***the holder's account current***
- ***the holder's individual taxpayer number***
- ***the holder's bank name***
- ***correspondent account number of the holder's bank***
- ***bank identification number of the holder's bank.***

e) The taxpayer status of the NDC depositor (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.).

It is the holder's duty to check the accuracy and timeliness of the bank details submitted by him to the NDC. In the event these bank details were not submitted to the NDC or were not provided on time, these obligations shall be met toward a person who requested to fulfill the obligations and recognized as the bondholder on the date of filing the request. The issuer shall perform the obligations on bonds as per the data of the NDC.

Not later than 2 business days before bond income payment date the Issuer shall remit the necessary amounts to the payment agent account.

Based on the list of bondholders provided by the Depositary the payment agent calculates the amounts payable to each bondholder authorized to receive income payments on the bonds.

On the bond income payment date the payment agent shall remit the amounts due into the accounts of the bondholders in favor of the bond owners.

In the event that one person is authorized to receive income amounts on the bonds by several bond owners the person in question shall receive the total amount without break down on each of the bond owners.

The amount payable is calculated with the accuracy of RUR0.01 (round-off follows the rules of mathematics).

Other payable equivalent per bond (RUR): ***no equivalent***

Other income and property rights attached to the issued bonds: ***no other income***

Type of collateral for the bonds: ***surety***

Other income and property rights attached to the issued bonds: ***no other income***

(2) Type, series (class), form and other identification features of securities:

Type of securities: ***bonds***

Series: ***1-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number of the securities issue: ***4-03-00194-A***

State registration date of the issue: ***October 11, 2002***

State authorities which performed the state registration of the issue: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

State registration authorities which performed the state registration of the report on the results of the issue: ***FCSM of Russia***

Quantity of securities of the issue: ***11,397***

Face value of each piece of the issued securities: ***RUR500***

Total value of the securities issue at par, RUR: ***5,698,500***

Rights granted by each of issued securities:

A bondholder is entitled

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1 of the bond face value upon redemption;

3) in the event of the issuer liquidation to receive from it the bond nominal value and a fixed income of 0.1% of the bond nominal value, provided that

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *- the second priority is taken by settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

4) Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

5) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Terms and conditions of the bond placement:

Mode of placement:

Conversion at the re-organization
(conversion into bonds issued by a commercial organization of bonds of a merging with it commercial organization).

Actual conversion date: *November 30, 2002*

Number of actually placed securities according to the registered report on the results of the bond issue: *11,397*

Information on mandatory centralized safekeeping:

No mandatory safekeeping of the bonds of the issue.

Redemption of the bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cashier's office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date: *June 17, 2010*

End date: *June 17, 2011*

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after placement start date.*

Terms and arrangements of the redemption before maturity: *At redemption before maturity the bond nominal value*

and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Interest (coupon) payable on the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia.

Terms and conditions of coupon payments on the bonds of the issue:

Term of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption (redemption before maturity).

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or a document certifying ownership rights for living premises in Kursk city;***
- ***statement of record from the securities accounting system certifying accounting book entry confirming at least 6 bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Collateral for the bond issue: ***No***

(3) Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***2-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-04-00194-A***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the securities issue: ***October 11, 2002***

Authority performing the state registration of the securities issue: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

State registration authority which performed the state registration of the report on the results of the issue: ***FCSM of Russia***

Quantity of securities of the issue: ***260***

Nominal value of each piece of the securities of the issue, RUR***1,000.***

Total value of the issue (at par): RUR***260,000***

Rights granted by each piece of issued securities:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1 of the bond face value upon redemption;

3) in the event of the issuer liquidation to receive from it the bond nominal value and a fixed income of 0.1% of the bond nominal value, provided that

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *- the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

4) Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

5) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Arrangements and conditions of the securities placement.

Mode of placement: *conversion at reorganization*

Placement period: *from November 30, 2002 through November 30, 2002*

Number of actually placed securities pursuant to the registered report on the results of the issue: *260*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date: *July 17, 2010*

End date: *July 17, 2011*

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after placement start date.*

Terms and arrangements of the redemption: *At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.*

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Interest (coupon) payable on the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.
Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia.

Terms and conditions of coupon payment:

Term of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption (redemption before maturity).

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *registration certificate;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 6 bonds on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.
Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Collateral for the bond issue: *No*

(4) Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***3-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-05-00194-A***

State registration date of the securities issue: ***October 11, 2002***

Authority performing the state registration of the securities issue: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

State registration authority which performed the state registration of the report on the results of the issue: ***FCSM of Russia***

Quantity of securities of the issue: ***5,396***

Nominal value of each piece of the securities of the issue: RUR***500***

Total value of the issue (at par): RUR***2,698,000***

Rights granted by each of issued securities:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed percentage income of 0.1 of the bond face value upon redemption;

3) in the event of the issuer liquidation to receive from it the bond nominal value and a fixed income of 0.1% of the

bond nominal value, provided that

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of relevant regular payments;*
- *- the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

4) Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

5) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Terms and arrangements of the bond placement:

Mode of placement: *conversion at reorganization*

Placement period: *from November 30, 2002 through November 30, 2002*

Number of actually placed securities pursuant to the registered report on the results of the issue: *5,396*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the securities of the issues

Redemption of bonds:

Bonds are redeemed by payments in the local currency of the Russian Federation (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date: *June 17, 2010*

End date: *June 17, 2011*

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after placement start date.*

Terms and arrangements of the redemption: *At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.*

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Amount of interest (coupon) of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the Company's expense within 5 days after filing a written request at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, Russia.

Term of income payments on the bonds of the issue:

The nominal value and fixed income are paid

A telephone set shall be installed within a year from the date of signing of the contract for telephone service provision.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or a document certifying ownership rights for living premises in the town of Zheleznogorsk;***
- ***statement of record from the securities accounting system certifying accounting book entry confirming at least 6 bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Contracts for telephone service provision are to be concluded at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Collateral for the bond issue: ***No***

(5) Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***4-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-06-00194-A***

State registration date of the securities issue: ***October 11, 2002***

Authority performing the state registration of the securities issue: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

State registration authority which performed the state registration of the report on the results of the issue: ***FCSM of Russia***

Quantity of securities of the issue: ***70***

Nominal value of each piece of the securities of the issue: RUR***1,000***

Total value of the issue (at par): RUR***70,000***

Rights granted by each of issued securities

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1 of the bond face value upon redemption;

3) in the event of the issuer liquidation to receive from it the bond nominal value and a fixed income of 0.1% of the bond nominal value, provided that

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***

- *the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

4) Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

5) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Terms and arrangements of the bond placement:

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Number of actually placed securities pursuant to the registered report on the results of the issue: *70*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the securities of the issue

Redemption of bonds:

The issuer shall repay the bonds by making payments of the nominal value and fixed income percentage of 0.1% of the face value of bonds.

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date: ***June 17, 2010***

End date: ***June 17, 2011***

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible:

Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after placement start date.

Terms and arrangements of the redemption before maturity:

At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Interest (coupon) payable on the bonds:

Term of income payments on the bonds of the issue:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon

redemption.
Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, Russia.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***certificate of registration;***
- ***statement of record from the securities accounting system certifying accounting book entry confirming at least 5 bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

(6) Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***5-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-07-00194-A***

State registration date of the securities issue: ***October 11, 2002***

Authority performing the state registration of the securities issue: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

State registration authority which performed the state registration of the report on the results of the issue: ***FCSM of Russia***

of Russia

Quantity of securities of the issue: ***499***

Nominal value of each piece of the securities of the issue: RUR***3,600***

Total value of the issue (at par): RUR***1,796,400***

Rights granted by each of issued securities

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1 of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision;

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the

order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

Terms and arrangements of the securities placement:

Mode of placement: *conversion at reorganization*

Placement period: *from November 30, 2002 through November 30, 2002*

Current status of the issue: *placement completed*

Number of actually placed securities pursuant to the registered report on the results of the issue: *498*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of securities of the issue:

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than January 18, 2006 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date: *April 18, 2006*

End date: *April 18, 2007*

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible:

Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 7 days after state registration of the report on the results of the bond issue.

Terms and arrangements of the redemption before maturity:

Redemption before maturity is exercised in the following cases:

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Interest (coupon) payable on the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon

redemption.
Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Terms and arrangements of coupon payments:

Term of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption ;
a telephone set is installed subject to terms and conditions specified above.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights for living premises in Kursk city;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

(7) Type, series (class), form and other identification features of securities:

Type of securities: *Bonds*

Series: *6-K*

Type: *interest-bearing*

Form of the securities: *registered book-entry*

State registration number: *4-08-00194-A*

State registration date of the securities issue: *October 11, 2002*

Authority performing the state registration of the securities issue: *FCSM of Russia*

State registration date of the report on the results of the issue: *January 14, 2003*

State registration authority which performed the state registration of the report on the results of the issue: *FCSM of Russia*

Quantity of securities of the issue: *499*

Nominal value of each piece of the securities of the issue: RUR*1,500*

Total value of the issue (at par): RUR*748,500*

Rights granted by each of issued securities:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1 of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision;

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

Terms and arrangements of the securities placement:

Mode of placement: *conversion at reorganization*

Placement period: *from November 30, 2002 through November 30, 2002*

Number of actually placed securities pursuant to the registered report on the results of the issue: *499*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the securities of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than January 18, 2006 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date: *April 18, 2006*

End date: *April 18, 2007*

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 7 days after state registration of the report on the results of the bond issue.*

Terms and arrangements of the redemption before maturity: **Redemption before maturity is exercised in the following cases:**

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.
Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Interest (coupon) payable on the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.
Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Terms and arrangements of coupon payments:

Term of making income payments on the bonds of the issue:
The nominal value and fixed income are paid at redemption;
a telephone set is installed subject to terms and conditions specified above.
Arrangements for making income payments on the bonds of the issue:
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights for living premises in Kursk city;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia
Information regarding performance of obligations on making payments on the bonds of the issue:
The issuer's obligations on making bond income payments are discharged.
Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

(8) Type, series (class), form and other identification features of securities:
Type of securities: *Bonds*
Series: *7-K*
Type: *interest-bearing*
Form of the securities: *registered book-entry*
State registration number: *4-09-00194-A*
State registration date of the securities issue: *October 11, 2002*
Authority performing the state registration of the securities issue: *FCSM of Russia*
State registration date of the report on the results of the issue: *January 14, 2003*
State registration authority which performed the state registration of the report on the results of the issue: *FCSM of Russia*
Quantity of securities of the issue: *499*
Nominal value of each piece of the securities of the issue: RUR*1,500*

Total value of the issue (at par): RUR*748,500*

Rights granted by each of issued securities:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1% of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision;

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Terms and arrangements of the securities placement:

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***499***

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the securities of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than January 18, 2006 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments in cash or by a bank transfer

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date: ***April 18, 2006***

End date: ***April 18, 2007***

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: ***Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 7 days after state registration of the report on the results of the bond issue.***

Terms and arrangements of the redemption before maturity: ***Redemption before maturity is exercised in the following cases:***

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Interest (coupon) payable on the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Terms and arrangements of coupon payments:

Term of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption;

a telephone set is installed subject to terms and conditions specified above.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or a document certifying ownership rights for living premises in Kursk city;***
- ***statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

(9) Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***8-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-10-00194-A***

State registration date of the securities issue: ***October 11, 2002***

Authority performing the state registration of the securities issue: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

State registration authority which performed the state registration of the report on the results of the issue: ***FCSM of Russia***

Quantity of securities of the issue: ***500***

Nominal value of each piece of the securities of the issue: RUR***1,500***

Total value of the issue (at par): RUR***750,000***

Rights granted by each of issued securities.

A bondholder is entitled:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1 of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision. The bondholder shall make payment with respect of the service rendered according to charges effective at the date of the service provision.

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Exercising rights granted by book-entry bonds of the Company shall be effective with respect to persons registered in the accounting system of the bondholders.

Terms and arrangements of the securities placement:

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***500***

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the securities of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than August 31, 2007 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

The issuer shall pay out the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Payments shall be made during 30 days from filing a request by a bondholder for bond redemption, but no later then August 21, 2008.

Payments shall be made in the order of submitting applications.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***

- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date: *August 31, 2007*

End date: *August 31, 2008*

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *The first day upon expiry of 7 days after state registration of the report on the results of the bond issue.*

Terms and arrangements of the redemption before maturity: *Redemption before maturity is exercised in the following cases:*

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Interest (coupon) payable on the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Terms and arrangements of income payments on the bonds of the issue:

Term of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption;

a telephone set is installed subject to terms and conditions specified above.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights for living premises in Kursk city;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

(10) Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***9-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-11-00194-A***

State registration date of the securities issue: ***October 11, 2002***

Authority performing the state registration of the securities issue: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

State registration authority which performed the state registration of the report on the results of the issue: ***FCSM of Russia***

Quantity of securities of the issue: ***50***

Nominal value of each piece of the securities of the issue: RUR***1,500***

Total value of the issue (at par): RUR***75,000***

Rights granted by each of issued securities:

A bondholder is entitled:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1% of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision. The bondholder shall make payment with respect of the service rendered according to charges effective at the date of the service provision.

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Exercising rights granted by book-entry bonds of the Company shall be valid with respect to persons registered in the accounting system of the bondholders.

A bond owner is entitled to exercise other rights according to applicable law of the Russian Federation.

Terms and arrangements of the securities placement:

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***50***

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the securities of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than August 31, 2007 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

The issuer shall pay out the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Payments shall be made during 30 days from filing a request by a bondholder for bond redemption, but no later then August 21, 2008.

Payments shall be made in the order of submitting applications.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date: *August 31, 2007*

End date: *August 31, 2008*

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *The first day upon expiry of 7 days after state registration of the report on the results of the bond issue.*

Terms and arrangements of the redemption before maturity: *Redemption before maturity is exercised in the following cases:*

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Interest (coupon) payable on the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Terms and arrangements of coupon payments on the bonds of the issue:

Term of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption;

a telephone set is installed subject to terms and conditions specified above.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights (or other corporeal right) or right of rent for living premises in Kursk city;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

(11) Type, series (class), form and other identification features of securities:

Type of securities: *Bonds*

Series: *10-K*

Type: *interest-bearing*

Form of the securities: *registered book-entry*

State registration number: *4-12-00194-A*

State registration date of the securities issue: *October 11, 2002*

Authority performing the state registration of the securities issue: *FCSM of Russia*

State registration date of the report on the results of the issue: *January 14, 2003*

State registration authority which performed the state registration of the report on the results of the issue: *FCSM of Russia*

Quantity of securities of the issue: *200*

Nominal value of each piece of the securities of the issue: RUR*1,500*

Total value of the issue (at par): RUR*300,000*

Rights granted by each of issued securities:

A bondholder is entitled:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1% of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision. The bondholder shall make payment with respect of the service rendered according to charges effective at the date of the service provision.

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

Exercising rights granted by book-entry bonds of the Company shall be effective with respect to persons registered in the accounting system of the bondholders.

Terms and arrangements of the securities placement:

Mode of placement: *conversion at reorganization*

Placement period: *from November 30, 2002 through November 30, 2002*

Number of actually placed securities pursuant to the registered report on the results of the issue: *200*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the securities of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds:

A bond owner shall file a written request for redemption not earlier than August 31, 2007 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

The issuer shall pay out the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Payments shall be made during 30 days from filing a request by a bondholder for bond redemption, but no later then August 21, 2008.

Payments shall be made in the order of submitting applications.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date: ***August 31, 2007***

End date: ***August 31, 2008***

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: ***The first day upon expiry of 7 days after state registration of the report on the results of the bond issue.***

Terms and arrangements of the redemption before maturity: ***Redemption before maturity is exercised in the following cases:***

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Interest (coupon) payable on the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

Term of income payments on the bonds of the issue:

A telephone set shall be installed within a year from execution of the contract on provision of telephone service.

Arrangements for making income payments on the bonds of the issue:

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or a document certifying ownership rights (or other corporeal right) or right of rent for living***

premises in Kursk city;

- *statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

(12) Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***11-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-13-00194-A***

State registration date of the securities issue: ***October 11, 2002***

Authority performing the state registration of the securities issue: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

State registration authority which performed the state registration of the report on the results of the issue: ***FCSM of Russia***

Quantity of securities of the issue: ***500***

Nominal value of each piece of the securities of the issue: RUR***1,500***

Total value of the issue (at par): RUR***750,000***

Rights granted by each of issued securities:

A bondholder is entitled:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.2% of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision. The bondholder shall make payment with respect of the service rendered according to charges effective at the date of the service provision.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Exercising rights granted by book-entry bonds of the Company shall be effective with respect to persons registered in the accounting system of the bondholders.

Terms and arrangements of the securities placement:

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Number of actually placed securities pursuant to the registered report on the results of the issue: *500*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the securities of the issue:

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds:

A bond owner shall file a written request for redemption not earlier than October 26, 2008 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

The issuer shall pay out the bond nominal value and a fixed income of 0.2% of the nominal value per bond.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Payments shall be made during 30 days from filing a request by a bondholder for bond redemption, but no later then April 26, 2009.

Payments shall be made in the order of submitting applications.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date: *October 26, 2008*

End date: *April 26, 2009*

Interest (coupon) payable on the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.2% of the bond face value upon redemption.

Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

Terms and arrangements of coupon payments:

Term of income payments on the bonds of the issue:

A telephone set shall be installed within a year from execution of the contract on provision of telephone service.

Arrangements for making income payments on the bonds of the issue:

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights for living premises in Kursk city;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Contracts on telephone service provision are to be concluded at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

(13) Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***2-И***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-15-00194-A***

State registration date of the securities issue: ***October 11, 2002***

Authority performing the state registration of the securities issue: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

State registration authority which performed the state registration of the report on the results of the issue: ***FCSM of Russia***

Quantity of securities of the issue: ***400,000***

Nominal value of each piece of the securities of the issue: RUR***50***

Total value of the issue (at par): RUR***200,000,000***

Rights granted by each of issued securities.

A bondholder has a right to demand:
- to be paid the nominal value of the bonds within a year from maturity;
- payment of interest at 2 (two) % p.a. of the nominal value of the bonds upon expiry of each calendar year. The right to receive interest payment is granted to any bondholder registered in the register of holders of the bonds of the type in question as on January 1 of each year during the whole period before maturity.
A bondholder has the right:
- of bond redemption before maturity at par value in the currency of the Russian Federation subject to timely telephone set installation for him/her, but not before such installation takes place, to the amount not exceeding the installation fee for provision of an access to the local telephone network (installation of a terminal) effective at the installation date. The right may be exercised in the event that according to the contract on provision of local telephone services being concluded a regular fee for provision of an access to the local telephone network according to the waiting list is payable. If the bondholder failed to exercise the right, i.e. paid the fee for provision of an access to the local telephone network in cash funds, the bonds owned by him/her shall remain in his/her possession to be redeemed at maturity;
- to sell acquired bonds on the OTC market at market price until maturity;
- to assign bonds to other domicile (subject to technical availability to be determined by the Company) before installation of a telephone set;
- restoration of the lost copy of bond purchase agreement and contract for provision of an access to the local telephone network pursuant to relevant application;
- to receive in the event of the Company liquidation the bond nominal value and accrued interest as set out by the Civil Code of the Russian Federation and after debts with respect to mandatory payments to budget and non-budget funds are repaid and taking into account the order of filing applications for redemption of bonds before maturity by their holders and other creditors in connection with other liabilities due to the Company liquidation.
A holder of a bond package valued (at par) to the amount equal to the approved fee charged for provision of an access to the local telephone network effective at the date of conclusion of a contract for sale-purchase of telephone bonds is entitled to have a telephone set installed bypassing the waiting list subject to contribution of funds to finance network development ensuring provision of an access to the local telephone network off the waiting list to the amount, at the time, at the premises, within time frame and according to terms and conditions specified by the bondholder in the relevant contract (subject to technical availability as determined by the Company). Upon sale of bonds the contract for provision of an access to the local telephone network shall be terminated.
The period before maturity is 7 (seven) years from the placement start date to redemption upon maturity start.
The redemption upon maturity period is one year from the redemption start day, or before maturity (subject to a telephone set installation), but not before the telephone set was installed.

Terms and arrangements of the securities placement:

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***212,701***

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue.

Terms and arrangements for redemption of the securities of the issue:

Form of the bond redemption:

Redemption payments are made at the bond face value in the currency of the Russian Federation.

Terms and arrangements of the bonds redemption:

Bond redemption shall be effected at par in the currency of the Russian Federation upon installation of a telephone set or at any time during the redemption period:
for individuals – subject to producing passport;
for legal entities - subject to duly executed application for bond redemption.

Redemption period:
start date: ***August 1, 2005***
end date: ***August 1, 2006.***

Redemption before maturity is possible.

Redemption before maturity is possible as of: ***Bond redemption before maturity shall be effected by the issuer during the whole period before maturity but not before the registration of the report on the results of the bond issue.***

Terms and arrangements of the redemption before maturity ***Bond redemption before maturity shall be effected upon conclusion of a contract on provision of local telephone service to the amount not exceeding the fee payable for provision of an access to the telephone network according to the waiting list.***

Interest (coupon) payable on the bonds:

A bondholder has a right to demand:
- to be paid the nominal value of the bonds within a year from maturity;
- payment of interest at 2 (two) % p.a. of the nominal value of the bonds upon expiry of each calendar year. The right to receive interest payment is granted to any bondholder registered in the register of holders of the bonds of the type in question as on January 1 of each year during the whole period before maturity.
A holder of a bond package valued (at par) to the amount equal to the approved fee charged for provision of an access to the local telephone network effective at the date of conclusion of a contract for sale-purchase of telephone bonds is entitled to have a telephone set installed bypassing the waiting list subject to contribution of funds to finance network development ensuring provision of an access to the local telephone network off the waiting list to the amount, at the time, at the premises, within time frame and according to terms and conditions specified by the bondholder in the relevant contract (subject to technical availability as determined by the Company). Upon sale of bonds the contract for provision of an access to the local telephone network shall be terminated.

Terms and arrangements of making coupon payments.

Term of income payments on the bonds of the issue: ***Any bondholder recorded in the register of the holders of this type of bonds as on January 1st of each calendar year before maturity shall be entitled to receive interest payments.***

Arrangements for income payments on the bonds:
for individuals – subject to producing passport;
for legal entities - subject to duly executed application for bond redemption.

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Security provided for the bond issue: ***No security***

Additional material information on the issued securities:

The date of the actual conversion of the bonds is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

(14) Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***3-И***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-16-00194-A***

State registration date of the securities issue: ***October 11, 2002***

Authority performing the state registration of the securities issue: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

State registration authority which performed the state registration of the report on the results of the issue: ***FCSM of Russia***

Quantity of securities of the issue: ***350***

Nominal value of each piece of the securities of the issue: RUR***6,000***

Total value of the issue (at par): RUR***2,100,000***

Rights granted by each of issued securities.

A bondholder is entitled:

- ***to receive from the issuer the bond face value upon redemption;***
- ***to receive a fixed income percentage of 0.1% of the bond face value upon redemption;***
- ***to have subject to technical availability an access to telephone network through one subscriber line at addresses in Pustosh-Bor and p/o #14 in Ivanovo. The bondholder shall make payment with respect of the service rendered pursuant to a contract according to charges effective at the date of the service provision.***

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***- the second priority is given to settlements with respect of severance pays and labor remunerations employed under an employment contracts and authorship contracts;***
- ***third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Exercising rights granted by book-entry bonds of the Company shall be valid with respect to persons registered in the accounting system of the bondholders.

Terms and arrangements of the securities placement.

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***349***

Mandatory safe keeping of the bonds:

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds

The issuer shall cancel the bonds by making payment of the nominal value and fixed interest of 0.1 % of the bond nominal value.

Terms and arrangements of the bonds redemption:

Not earlier than July 1, 2007 a bond owner shall file with the issuer an application for redemption.

Failure of a bond owner to file an application for redemption shall not relieve the issuer from the obligation to redeem the bonds.
Payments shall be made in the order of submitting applications.
Terms of payment to the bond owners: one-time payment.
Form of payment: cash funds, bank transfers.
Payments shall be made:
- in cash from the enterprise cash-offices,
- by bank transfers into a bank account (bank details shall be provided in the redemption request of the bond owner).

Redemption period:
start date:
As of the day of requesting redemption filed with the issuer by a bond owner in the period from July 1, 2007 through

August 31, 2007.

end date:

Payments shall be effected within 30 days from filing the application of redemption with the issuer by a bond owner.

Interest (coupon) payable on the bonds:

:A bondholder is entitled:

- *to receive from the issuer the bond face value upon redemption;*
- *to receive a fixed income percentage of 0.1% of the bond face value upon redemption;*
- *to have subject to technical availability an access to telephone network through one subscriber line at addresses in Pustosh-Bor and p/o #14 in Ivanovo. The bondholder shall make payment with respect of the telephone service rendered pursuant to charges/rates effective at the date of the service provision.*

Terms and arrangements of coupon income payments:

Term of income payments on the bonds of the issue:

Income shall be paid at redemption (redemption before maturity) of the bonds.

Arrangements of income payments on the bonds of the issue

Arrangements for determination of a technical availability of providing access to telephone network and concluding a contract for rendering telephone service.

Technical availability of providing access to telephone network shall be determined within ten days from filing a request in writing by a bond owner at the following addresses:

-#1 – 159 Lezhnevskaya Street

#2 – 13 Lenina Prospect

#4 – 102 Kukonkovykh Street

#16 – 3 B. Khmelnitskogo Street

#25 – 11 Ermaka Street

#43 – 6 Svetlaya Street.

Technical availability of providing access to telephone network is defined by available switching capacity of subscriber numbers and telephone cable capacity scheduled for installation under the placement of this bond issue.

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights for living premises in Pustosh-Bor or p/o #14 in Ivanovo (for natural persons);*
  a document certifying ownership rights (other corporeal rights) or rights of renting for living premises in Pustosh-Bor or p/o #14 in Ivanovo (for legal entities);
- *a bondholder application for provision of access to telephone network;*
- *statement of record from the securities accounting system certifying accounting book entry confirming bonds on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Access to the telephone shall be provided within eighteen months from the date of execution of the contract for rendering telephone service.

Bond owners may file a request for determination of technical availability of providing access to telephone network and have bonds redeemed at the following addresses:

-#1 – 159 Lezhnevskaya Street

#2 – 13 Lenina Prospect

#4 – 102 Kukonkovykh Street

#16 – 3 B. Khmelnitskogo Street

#25 – 11 Ermaka Street

#43 – 6 Svetlaya Street.

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Security provided for the bond issue:

No security

Additional material information on the issued securities:

The date of the actual conversion of the bonds is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

(15) Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***4-И***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-17-00194-A***

State registration date of the securities issue: ***October 11, 2002***

Authority performing the state registration of the securities issue: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

State registration authority which performed the state registration of the report on the results of the issue: ***FCSM of Russia***

Quantity of securities of the issue: ***69***

Nominal value of each piece of the securities of the issue: RUR***4,000***

Total value of the issue (at par): RUR***276,000***

Rights granted by each of issued securities

A bond grants the following rights:

- ***to receive from the Company the nominal value of the bonds upon redemption;***
- ***to receive a fixed income of 0.1% of the bond face value upon redemption***
- ***to have subject to technical availability an access to telephone network through one subscriber line at addresses in localities of the Ivanovo region, Kolyanovo, Zhukovo, or townhouse settlement Ignatovo-2. The bondholder shall make payment with respect of the service rendered pursuant to a contract according to charges effective at the date of the service provision.***

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***- the second priority is given to settlements with respect of severance pays and labor remunerations employed under an employment contracts and authorship contracts;***
- ***third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Exercising rights granted by book-entry bonds of the Company shall be valid with respect to persons registered in the accounting system of the bondholders.

Terms and arrangements of the securities placement:

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***68***

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the securities of the issue.

Form of redemption of the bonds:

The issuer shall cancel the bonds by making payments of the nominal value of the bonds upon and interest of 0.1% of the bond face value upon redemption.

Terms and arrangements for redemption of the bonds

Not earlier than July 1, 2007 a bondholder shall file a redemption request with the Company at the following addresses:

#1 – 159 Lezhnevskaya Street

#2 – 13 Lenina Prospect

#4 – 102 Kukonkovykh Street

#16 – 3 B. Khmelnitskogo Street

#25 – 11 Ermaka Street

#43 – 6 Svetlaya Street.

The issuer shall cancel the bonds by making payments of the nominal value of the bonds upon and interest of 0.1% of the bond face value upon redemption.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Payments shall be effected within 30 days from filing the application of redemption with the issuer by a bond owner in the order of receiving applications.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected:

- *in cash from cash office of the enterprise;*
- *by a bank transfer into a bank account (bank details shall be stated the request filed by the bond owner).*

Redemption period for the bonds of the issue:

start date: *August 1, 2007*

end date: *September 30, 2007*

Interest (coupon) payable on the bonds:

A bond owner is entitled:

- *to receive from the Company the nominal value of the bonds upon redemption;*
- *to receive a fixed income of 0.1% of the bond face value upon redemption*
- *to have subject to technical availability an access to telephone network through one subscriber line at addresses in localities of the Ivanovo region, Kolyanovo, Zhukovo, or townhouse settlement Ignatovo-2.*

Terms and arrangements for coupon payments on the bonds:

Term of income payments on the bonds of the issue:

Income is paid upon redemption (redemption before maturity) of bonds.

Arrangements of income payments:

Technical availability of providing access to telephone network shall be determined within ten days from filing a request in writing by a bond owner at the following addresses:

-#1 – 159 Lezhnevskaya Street

#2 – 13 Lenina Prospect

#4 – 102 Kukonkovykh Street

#16 – 3 B. Khmelnitskogo Street

#25 – 11 Ermaka Street

#43 – 6 Svetlaya Street.

Technical availability of providing access to telephone network is defined by available switching capacity of subscriber numbers and telephone cable capacity scheduled for installation under the placement of this bond issue.

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights for living premises in localities of the Ivanovo region, Kolyanovo, Zhukovo, or townhouse settlement Ignatovo-2 (for natural persons);*
  a document certifying ownership rights (other corporeal rights) or rights of renting real estate in localities of the Ivanovo region, Kolyanovo, Zhukovo, or townhouse settlement Ignatovo-2 (for legal entities);
- *a bondholder application for provision of access to telephone network;*
- *statement of record from the securities accounting system certifying accounting book entry confirming bonds on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Access to the telephone shall be provided within eighteen months from the date of execution of the contract for rendering telephone service.

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

No redemption before maturity.

Security provided for the bond issue: *No security*

Additional material information on the issued securities:

The date of the actual conversion of the bonds is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

(16) Type, series (class), form and other identification features of securities

Type: ***bonds documented interest-bearing non-convertible bearer bonds***

Series: ***03***

Class: ***interest-bearing***

Form of issue: ***documentary bearer bonds***

State registration number: ***4-18-00194-A***

Date of the issue state registration: ***August 1, 2003***

Authority performing the state registration of the securities issue: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

State registration authority which performed the state registration of the report on the results of the issue: ***FCSM of Russia***

Quantity of securities of the issue: ***2,000,000***

Nominal value of each piece of the securities of the issue: RUR***1,000***

Total value of the issue (at par): RUR***2,000,000,000***

Rights granted by each piece of the issued securities

A bondholder is entitled to receive upon the bond redemption the nominal value of the bond as specified in item 57.4 of the Prospectus of the bond issue and item 4 of the Decision on the bond issue.

A bondholder is entitled to receive a fixed percentage of the bond nominal value (coupon), calculated as specified in item 57.11 of the Prospectus of the bond issue and item 8.3 of the Decision on the bond issue.

In the event of the issuer liquidation a bondholder is entitled to receive the nominal value of the bond in the priority order set out Article 64 of the Civil Code of the Russian Federation.

A bondholder is entitled to freely sell or otherwise dispose of his/her bonds.

A bondholder is entitled to exercise other rights granted by the law of the Russian Federation.

In the event that the issuer refuses to fulfill its obligations related to the bonds, holders or assigned holders of bonds are entitled to demand fulfillment of the obligations by the entity which provided collateral for the bond issue.

The entity which provided collateral for the bond issue is Limited Liability Company Bassian Invest

Address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

Mailing address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

Taxpayer Identification Number (INN)*: 7710838686*

Terms and arrangements of the securities placement:

Mode of placement: ***public subscription***

Actual placement duration: ***from September 16, 2003 through September 17, 2003***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***2,000,000***

Mandatory safe keeping of the bonds.

The issued securities are documented ones with mandatory central custody.

Full name of the custodian performing safekeeping: ***Not-for-profit partnership National Depositary Center***

Abbreviated name: ***NDC***

Address: ***12 Zhintaya Street, Moscow, 117049, Russia***

License No: ***177-03431-000100***

Date of issue: ***December 4, 2000***

Valid till: ***no expiry limit***

License issuing authority: ***FCSM of Russia***

Terms and arrangements of redemption of the issued securities

Redemption payments of the issued bonds are made by the Payment Agent pursuant to the order of the Issuer ("the payment agent"), the functions being performed by:

Joint-Stock Commercial Bank Moscow Business World (Moskovski Delovoy Mir) (Public Joint-Stock Company),
abbreviated corporate name of the organization*:* ***OAO MDM-Bank***
address: ***33 Kotelnicheskaya Embankment, building 1, Moscow, 115172, Russia***

mailing address: *33 Kotelnicheskaya Embankment, building 1, Moscow, 115172, Russia*

The issuer is entitled to appoint additional payment agents and cancel such appointments of agents. An official announcement of the said appointments shall be published by the issuer at least 10 (ten) business days before such appointments or cancellations take effect in the dailies Vedomosti and/or Izvestiya.
If the redemption day falls on a holiday no matter whether a public holiday or no-business day for settlement transactions the payment of the due amount shall be effected on the first business day following the holiday. A bond owner shall be not entitled to claim interest accrued or any other compensation for such delayed payment.

Bonds are redeemed at par.
Redemption and income payments on the bonds are made in the local currency of the Russian Federation by bank transfer in favor of the bonds owners
It is presumed that nominal holders – depositors of NDC are authorized to receive bond redemption amounts. An NDC depositor and/or other person not authorized by its customers to receive bond redemption amounts not later than on the 3 (third) business day before the date set for bond redemption shall submit to NDC a list of bond owners containing all necessary details as specified in the List of holders and/or nominal holders of the Bonds.
Bond redemption is effected in favor of bond owners who are owners as on the end of NDC business transacting day preceding the 6 (sixth) business day before the bond redemption date (the "bondholders record date").
Performance of the obligations toward a bond owner listed in the list of owners and/or nominal holders of bonds is deemed appropriate, including the situation where bonds were reassigned (alienated) after the bondholders record date.
Not later than on the 2 (second) business day before the bond redemption date NDC Depositary shall provide the Issuer and/or its payment agent a list of the bonds owners and/or nominal holders as finalized on the bond owners and/or holders record date. The list shall contain the following data:

a) *the full name of the person authorized to receive bond redemption amounts. If bonds are assigned by the owner to a nominal holder, and the latter is authorized to receive bond redemption amounts, the nominal holder's full name shall be listed.*
   If bonds were not assigned to a nominal holder and/or the nominal holders is not authorized by the bond owner to receive bond redemption amounts, the bond owner's full name shall be listed (name-surname in the case of an individual);
b) *number of bonds as stated on the owner's depo account or inter-depositary account of the nominal bondholder authorized to receive bond redemption amounts;*
c) *the location and postal address of the person authorized to receive bond redemption amounts;*
d) *the bank details of the person authorized to receive bond redemption amounts:*
   - *account number;*
   - *the name of the bank with which the account is opened;*
   - *the holder's individual taxpayer number;*
   - *correspondent bank account number;*
   - *bank identification number of the holder's bank.*
e) *Taxpayer Identification Number of the person authorized to receive bond redemption amounts;*
f) *tax status of the person the person authorized to receive bond redemption amounts (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)*

Bond owners, their duly authorized persons, including NDC depositors are responsible for timely and accurate provision of bank details to NDC. If the information is not available or provided to NDC after time, such obligations are performed toward the person who filed the request to perform the obligation and recognized as a bond owner as on the date of filing the request. The issuer shall perform obligations under the bond issue based on NDC data.
Not later than on the 2 (second) business day before bond redemption the Issuer shall remit the necessary amounts to the payment agent.
Based on the list of bond owners and/or nominal holders, provided by NDC, the payment agent calculates the amounts payable to each person listed in the list of bond owners and/or nominal holders.
At the bond redemption date the payment agent shall remit as required the necessary funds into accounts of persons authorized to receive bond redemption amounts listed in the list of bond owners and/or nominal holders.

In the event that one person is authorized to receive bond redemption amounts by several bond owners the person in question shall receive the total amount without breakdown on each of the authorizing bondholders.

The redemption period of the issued bonds:

The start date:

The 1095th(one thousand and ninety fifth) day as of the bond placement start date.

The end date:

The start and end of the bond redemption period coincide.

There is no redemption of bonds before maturity.

Calculation of income payable on each bond.

Coupon (interest) period		*Coupon (interest) amount*
Start date	*End date*	

1. Coupon. 1 First coupon interest rate is set at an auction among potential buyers of bonds on the first day of the initial bond placement. On the auction day setting the first coupon interest rate Members of the section shall file application using MICEX trading system both on behalf and at the expense of themselves and their customers. The time for filing applications at auction for setting interest rate of the first coupon attached to the bonds shall be decided on by MICEX upon agreement with the issuer and the underwriters. Applications for buying bonds by members of the section shall be filed with one of the underwriters, specifying the following material items:

a.1) Purchase price - 100 % of the nominal value;

a.2) Quantity of bonds that the potential buyer be prepared to purchase should the Issuer set he first coupon interest rate higher or equal to the rate indicated in the application as an acceptable interest rate.

a.3) An acceptable for the investor the first coupon interest rate. By "the acceptable interest rate" is meant the rate if declared by the issuer would make the potential buyer willing to purchase the number of bonds identified in the application at par. The value of the acceptable interest rate should be indicated per annum with accuracy of one hundredth of a percent.

Funds shall be allocated to ensure full payment of the bonds as specified in the application, taking into account MICEX commissions.

Application non-compliant with one of the requirements of items a.1-a.3, and those failing to allocate sufficient funds will not be admitted for participation in the auction for setting the interest rate.

Upon expiry of the period for filing application for the auction to set the first coupon interest rate MICEX shall compile the list of entered applications, filed with each underwriter, and submit them to the issuer and underwriters. The latter based on the lists of applications submitted by MICEX compile the final consolidated list of applications. Based on the review of the consolidated list of the applications filed for the auction the issuer make a decision on the value of the first coupon interest rate and advice of it the underwriters and MICEX.

Underwriters publish notice of the first coupon interest rate through MICEX trading system by e-mailing all section members.

Start date of the first coupon period is the bond placement start date	*The first coupon period end date is 183rd (one hundred and eighty third) day from the bond placement start date*	*Amount payable on the first coupon per bond is expressed by the following formula:* $K(1)= C(1) * N * (T(1) - T(0))/ 365/ 100 \%$, *where* *K(1) – amount payable on the second coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(1) – the second coupon interest rate, % p.a.;* *T(0) – the first coupon period start date;* *T(1) – the first coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

2. Coupon: 2 Interest rate of the second coupon is equal to the first coupon interest rate.

The second coupon period start date is the 183rd (one hundred	*The second coupon period end date is the 366th (three*	*Amount payable on the second coupon per bond is expressed by the following formula:* $K(2)= C(2) * N * (T(2) - T(1))/ 365/ 100 \%$,

and eighty third) day from the bond placement start date.	*hundred and sixty sixth) day from the bond placement start date.*	*where* *K(2) - amount payable on the second coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(2) - the second coupon interest rate, % p.a.;* *T(1) –the second coupon period start date;* *T(2) – the second coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

3. Coupon: 3 Interest rate of the third coupon is equal to the first coupon interest rate.

The third coupon period start date is the 366th (three hundred and sixty sixth) day from the bond placement start date.	*The third coupon period end date is 549th (five hundred and forty ninth day) day from the bond placement start date.*	*Amount payable on the third coupon per bond is expressed by the following formula:* *K(3)= C(3) * N * (T(3) - T(2))/ 365/ 100 %,* *where* *K(3) - amount payable on the third coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(3) - the third coupon interest rate, % p.a.;* *T(2) – the third coupon period start date;* *T(3) – the third coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

4. Coupon: 4 Interest rate of the fourth coupon is equal to the first coupon interest rate.

The fourth coupon period start date is the 549th (five hundred and forty ninth day) day from the bond placement start date.	*The fourth coupon period end date is the 731st (seven hundred and thirty first) day from the bond placement start date.*	*Amount payable on the fourth coupon per bond is expressed by the following formula:* *K(4)= C(4) * N * (T(4) - T(3))/ 365/ 100 %,* *where* *K(4) - amount payable on the fourth coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(4) - the fourth coupon interest rate, % p.a.;* *T(3) – the fourth coupon period start date;* *T(4) – the fourth coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

5. Coupon: 5 Interest rate of the fifth coupon is equal to the first coupon interest rate.

The fifth coupon period start date is the 731st (seven hundred and thirty first) day from the bond placement start date.	*The fifth coupon period end date is the 913th (nine hundred and thirteenth) day from the bond placement start date.*	*Amount payable on the fifth coupon per bond is expressed by the following formula:* *K(5)= C(5) * N * (T(5) - T(4))/ 365/ 100 %,* *where* *K(5) - amount payable on the fifth coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(5) - the fifth coupon interest rate, % p.a.;* *T(4) – the fifth coupon period start date;* *T(5) – the fifth coupon period end date* *Amount payable on each coupon per bond is determined with*

		accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).

6. Coupon: 6 Interest rate of the sixth coupon is equal to the first coupon interest rate.

The sixth coupon period start date is the 913th (nine hundred and thirteenth) day from the bond placement start date.	*The sixth coupon period end date is 1095th (one thousand and ninety fifth) day from the bond placement start date.*	*Amount payable on the sixth coupon per bond is expressed by the following formula:* $K(6)= C(6) * N * (T(6) - T(5))/ 365/ 100$ %, *where* *K(6) - amount payable on the sixth coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(6) - the sixth coupon interest rate, % p.a.;* *T(5) – the sixth coupon period start date;* *T(6) – the sixth coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

The coupon interest rate is determined at the auction on the placement day to equal to 12.35% p.a. and remains the same for all subsequent coupons. The procedure to determine the coupon interest rate is described above according to item 8.3 of the Decision on the bond issue.

Terms and conditions of making coupon payments.

Coupon (interest accrual) period		*Payment date of the coupon (interest)*	*Record date (finalizing the list of bond owners entitled to be paid the coupon (interest)).*
Start date	*End date*		

1. Coupon: 1

Start date of the first coupon period is the bond placement start date	*The first coupon period end date is 183rd (one hundred and eighty third) day from the bond placement start date*	*The first coupon payment date is 183rd (one hundred and eighty third) day from the bond placement start date* *If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.*
Payment procedure for coupon (interest) payments: *Income payments due on the bonds of the issue on all coupons are made in the currency of the Russian Federation by remittances to NDC depositors. A bond owner who is not an NDC depositor, is entitled to*			

authorize a bond owner – NDC depositor to receive amounts payable in the respect of bond income. Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bondholders). Performance of the obligations toward a bond owner listed in the list of bond owners is deemed appropriate, including the situation where bonds were reassigned (alienated) after the bond owners record date. *Not later than 3 (three) business days before the bond income payment date NDC shall provide the Issuer and/or its payment agent a list of the bondholders as finalized on the bondholders record date. The list shall contain the following data:* *a) the full name of the bondholder;* *b) number of bonds as stated on the depo accounts of the relevant bondholder;* *c) the location and postal address of the bondholder;* *d) the bank details of the bondholder:* *- account number of the bondholder;* *- the name of the bank with which the account is opened;* *- the holder's Individual Taxpayer Number (INN);* *- correspondent bank account number;* *- bank identification number of the holder's bank.* *e) tax status of the NDC depositor (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)* *A bondholder is responsible for timely and accurate provision of bank details to NDC. If the information is not available or provided to NDC after time, such obligations are performed toward the person who filed the request to perform the obligation and recognized as a bond owner as on the date of filing the request. The issuer shall perform obligations under the bond issue based on NDC data.* *Not later than 2 (two) days before bond income payment date the Issuer shall remit the necessary amounts to the payment agent.* *Based on the list of bondholders, provided by NDC, the payment agent calculates the amounts payable to each bondholder authorized to receive bond income payments.* *On the bond income payment day the payment agent shall remit as required the necessary funds into accounts of bondholders in favor of the bond owners.* *In the event that one person is authorized to receive bond income payments by several bond owners the person in question shall receive the total amount without breakdown on each of the authorizing bondholders.* *If the redemption day is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.*

2. Coupon: 2

The second coupon period start date is the 183rd (one hundred and eighty third) day from the bond placement start date.	*The second coupon period end date is the 366th (three hundred and sixty sixth) day from the bond placement start date.*	*The second coupon payment date is the 366th (three hundred and sixty sixth) day from the bond placement start date. If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon.*

		bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.	*The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.*
Coupon (interest) payment procedure: *Payments of bond coupon on the second coupon is the same as for the first coupon payment as described above.*			

3. *Coupon: 3*

The third coupon period start date is the 366th (three hundred and sixty sixth) day from the bond placement start date.	*The third coupon period end date is 549th (five hundred and forty ninth day) day from the bond placement start date.*	*The third coupon payment date is 549th (five hundred and forty ninth day) day from the bond placement start date. If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.*
Coupon (interest) payment procedure: *Payments of bond coupon on the third coupon is the same as for the first coupon payment as described above.*			

4. *Coupon: 4*

The fourth coupon period start date is the 549th (five hundred and forty ninth day) day from the bond placement start date.	*The fourth coupon period end date is the 731st (seven hundred and thirty first) day from the bond placement start date.*	*The fourth coupon payment date is the 731st (seven hundred and thirty first) day from the bond placement start date. If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment..*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.*
Coupon (interest) payment procedure:			

Payments of bond coupon on the fourth coupon is the same as for the first coupon payment as described above.

5. Coupon: 5

The fifth coupon period start date is the 731st (seven hundred and thirty first) day from the bond placement start date.	*The fifth coupon period end date is the 913th (nine hundred and thirteenth) day from the bond placement start date.*	*The fifth coupon payment date is the 913th (nine hundred and thirteenth) day from the bond placement start date* *If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.*
Coupon (interest) payment procedure: *Payments of bond coupon on the fifth coupon is the same as for the first coupon payment as described above.*			

6. Coupon: 6

The sixth coupon period start date is the 913th (nine hundred and thirteenth) day from the bond placement start date.	*The sixth coupon period end date is the 1095th (one thousand and ninety fifth) day from the bond placement start date.*	*The sixth coupon payment date is the 1095th (one thousand and ninety fifth) day from the bond placement start date.* *If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.*
Coupon (interest) payment procedure: *Payments of bond coupon on the sixth coupon is the same as for the first coupon payment as described above.*			

Payments of coupon (interest) are effected by the issuer through its payment agent.

Full name: ***Joint-Stock Commercial Bank Moscow Business World (Public Joint-Stock Company***

Abbreviated name: ***OAO MDM-Bank***

Address: ***33 Kotelnicheskaya Embank., building 1, Moscow, 115172, Russia.***

Mailing address: ***33 Kotelnicheskaya Embank., building 1, Moscow, 115172, Russia.***

Duties and functions of the payment agent:

The payment agent undertakes:

- to make payments of funds on behalf, at the expense of and as instructed by the issuer to persons authorized to receive amounts payable with respect of redemption and coupon – to bond owners and/or assigned bondholders in the amounts, at the due dates and according to a procedure set out in the Decision on the bond issue and Bond Issue Prospectus. Disbursement of funds by the payment agent shall be accomplished only subject to remittance by the issuer of amounts sufficient for making such disbursement into the issuer's account opened with the payment agent..

- calculate amounts payable to each person authorized to receives payments of redemption sums and coupons as set out in the Decision on the bond issue and Bond Issue Prospectus

- to provide to the issuer reports in writing on the disbursed funds as required and in timeframe specified by a contract concluded by the issuer and the payment agent;

- to provide to bond owners and assigned holders of bonds information about amounts, timeline and terms of the bond redemption;

- at the issuer's request to provide information received by the payment agent from the depositary in connection with performance of the payment agent's duties under the bond issue;

- to keep confidential information received by the payment agent in connection with performance of its duties unless the information is in public domain or shall be divulged according to legal acts of the Russian Federation.

Type of collateral (method of providing the collateral) for the bonds: ***Surety***

Collateral value, RUR:***2,000,000,000 plus accrued interest***

(17) ***Registration of the report on the results of the issue of this series of bonds as post-initial trading was carried out in 4Q2004.***

Type, series (class), form and other identification features of securities

Type: ***bonds documented interest-bearing non-convertible bearer bonds***

Series: ***04***

Class: ***interest-bearing***

Form of issue: ***documentary bearer bonds***

State registration number: ***4-19-00194-A***

Date of the issue state registration: ***June 29, 2004***

Authority performing the state registration of the securities issue: ***Federal Service for Financial Markets (FSFM)***

State registration date of the report on the results of the issue: ***October 12, 2004***

State registration authority which performed the state registration of the report on the results of the issue: ***FSFM of Russia***

Quantity of securities of the issue: ***7,000,000***

Nominal value of each piece of the securities of the issue: RUR***1,000***

Total value of the issue (at par): RUR***7,000,000,000***

Quantity of actually placed securities of the issue: ***5,622,595***

Nominal value of the actually placed securities of the issue: ***RUR5,622,595,000***

Rights granted by each piece of the issued securities:

The bonds are direct unconditional obligations of Joint-Stock Central Telecommunication Company (hereinafter "the Issuer")

1. A bondholder is entitled to receive upon the bond redemption the nominal value of the bond at the specified date.

2. A bondholder is entitled to receive a coupon (percentage of the bond nominal value) upon expiry of each coupon period.

3. In the event of non-performance by the Issuer of obligations under the bond issue or undue performance thereof (including default or technical default) according to par. 9.7 and 12.2 of the Decision on the bond issue and par. 9.1.2 item e) and par. 9.1.2 item 3) of the Prospectus of securities issue a collateral in the form of surety is provided. The surety undertakes to be liable to bond holders for performance by the Issuer of obligations under the bond issue regarding payment of the nominal value of the bonds upon redemption, totaling RUR7,000,000,000 (seven billion rubles), and accumulated accrued interest on the Bonds.

A bond holder is entitled to file a request with the surety – Telecom-Terminal Limited Liability Company, according

to the terms and conditions of the collateral provision, as set forth in par. 12.2 of the Decision on the bond issue and Par. 9.1.2 item 3) of the Prospectus of securities issue. All rights related to the provided surety shall be transferred to a new holder (purchaser) of bonds. Transfer of rights arising from the surety without transfer of rights on the bonds shall be invalid.

4. A bondholder is entitled to receive back his/her investments if the bond issue is deemed invalid or failed to take effect.

5. In addition to the rights listed above a bondholder is entitled to exercise other corporeal rights granted by the law of the Russian Federation.

The entity which provided the collateral for the bond issue is Telecom-Terminal Limited Liability Company

Address: *13 Lenina Street, Ivanovo, 153000,Russia*

Mailing address: *13 Lenina Street, Ivanovo, 153000,Russia*

Taxpayer Identification Number (INN): *3731033198*

Terms and arrangements of the securities placement:

Mode of placement: *public subscription*

Actual placement duration: *from August 17, 2004 through August 31, 2004*

Current status of the issue: *placement completed*

Number of actually placed securities pursuant to the registered report on the results of the issue: *5,622,595*

Mandatory safe keeping of the bonds.

The issued securities are documented ones with mandatory central custody.

Full name of the custodian performing safekeeping: *Not-for-profit partnership National Depositary Center*

Abbreviated name: *NDC*

Address: *12 Zhintaya Street, Moscow, 117049, Russia*

License No: *177-03431-000100*

Date of issue: *December 4, 2000*

Valid till: *no expiry limit*

License issuing authority: *FCSM of Russia*

Terms and arrangements of redemption of the issued securities

Redemption payments of the issued bonds are made in the local currency (RUR) by bank transfers/remittance.

Arrangements and conditions of the bond redemption including maturity.

Redemption payments of the issued bonds are made by the Payment Agent pursuant to the order of the Issuer and at its expense.

The payment agent functions with respect to bond redemption shall be fulfilled by Commercial Stock Bank ROSBANK (Public Joint-Stock Company) (hereinafter "the payment agent") with the registered office at the following address: 11 Mashi Poryvaevoy Street, Moscow, 107078, Russia and located at the following address: 11 Mashi Poryvaevoy Street, Moscow, 107078, Russia.

The issuer is entitled to appoint additional payment agents and cancel such appointments of agents. An official announcement of the said actions of the issuer shall be published by the issuer according to terms and conditions set forth in Par. 11 of the Decision on securities issue and Par. 2.9 of the Prospectus of securities issue.

Bonds are redeemed and repaid at par on the 1830 (one thousand eight hundred and thirtieth) day from the bond placement start day.

If the redemption day falls on a holiday no matter whether a public holiday or no-business day for settlement transactions the payment of the due amounts shall be effected on the first business day following the holiday. A bond owner shall be not entitled to claim interest accrued or any other compensation for such delayed payments.

Redemption and income payments on the bonds are made in the local currency of the Russian Federation by bank transfers in favor of the bonds owners. It is presumed that nominal holders – depositors of NDC are authorized to receive bond redemption amounts.

Redemption of the bonds shall be performed in favor of the bonds owners who are recognized as such at the end of a business day preceding the 7 (seventh) business day before the maturity day ("the record day to finalize the list of bond owners and/or nominal holders of the Bonds").

Performance of the obligations related to bond redemption shall be effected on the basis of the list of owners and/or nominal holders of bonds provided by NDC (hereinafter "the list of bond owners and/or nominal holders")

An NDC depositor and/or other person not authorized by its customers to receive bond redemption amounts, not later than on the 6 (sixth) business day before the date set for the bond redemption shall submit to NDC a list of

bond owners containing all necessary details as specified below for the list of owners and/or nominal holders of the Bonds.

If among bond owners who authorized a nominal holder to receive the bond redemption amounts there are non-residents and/or individuals, the nominal holders shall provide the following information related to such persons:

- *the full name of the organization/individual – owner of bonds;*
- *number of bonds owned by the bond owner;*
- *full name of the person of the person authorized to receive bond redemption amounts;*
- *the location (registration for natural persons) and postal address (including ZIP code) of the bond owner;*
- *the bank details of the person authorized to receive bond redemption amounts;*
- *taxpayer identification number of the bond owner;*
- *taxpayer status of the bond owner.*

If the bond owner is a legal entity-nonresident, then

- *individual identification number (if available)*

If the bond owner is a natural person, then:

- *type, number, date and place of issue of identity papers certifying the identity of the bond owner; name of the issuing authority;*
- *number of the state pension insurance certificate of the bond owner (if available);*
- *INN of the bond owner (if available);*
- *date of birth of the bond owner.*

Performance of the obligations toward a bond owner listed in the list of owners and/or nominal holders of bonds is deemed appropriate, including the situation where bonds were reassigned (alienated) after the record date.

If the rights of the bond owner with respect to the bonds are recorded by a nominal holder and the nominal holder is authorized to receive redemption amounts under the bonds, the person authorized to receive the redemption amounts under the bonds shall mean the nominal bond holder.

If the rights of the bond owner with respect to the bonds are not recorded by the nominal holder or the nominal holder is not authorized by the bond owner to receive redemption amounts under the bonds, the person authorized to receive the redemption amounts under the bonds shall mean the bond owner.

Not later than on the 4 (fourth) business day before the bond redemption date NDC shall provide to the Issuer and its payment agent a list of the bonds owners and/or nominal holders as finalized on the bond owners and/or nominal holders record date. The list shall contain the following data:

a) the full name of the person authorized to receive bond redemption amounts;

b) number of bonds as stated on the owner's depo account or inter-depositary account of the nominal bondholder authorized to receive bond redemption amounts;

c) the location and postal address of the person authorized to receive bond redemption amounts;

d) the bank details of the person authorized to receive bond redemption amounts:

- *account number;*
- *the name of the bank with which the account is opened;*
- *correspondent bank account number;*
- *bank identification number and INN of the holder's bank.*

e) Taxpayer Identification Number (INN) of the person authorized to receive bond redemption amounts;

f) tax status of the person the person authorized to receive bond redemption amounts.

Bond owners, their duly authorized persons, including NDC depositors are responsible for timely and accurate provision of bank details to NDC, and take all risks resulting from failure to provide or untimely provision of information.

If the information is not available or provided to NDC after time, the issuer shall not be liable for undue performance or non-performance of redemption obligations under the bond issue. The risk of damages/losses in the event of untimely or undue provision of the information shall lie with the bond owner.

In the event of non-provision (untimely provision) to NDC of the information required for performance by the issuer of its obligations under the bond issue, such obligations are performed with respect to the person who filed the request to perform the obligations and is recognized as a bond owner as on the date of filing the request. The issuer shall perform obligations under the bond issue based on NDC data, and the performance of the issuer's obligations

in such a case shall be deemed due and complete.

In the event that information provided by a bond owner or a nominal holder, or bank details and other relevant information available in NDC and required for performance by the issuer of its obligations does not allow for the timely remittance of funds by the payment agent, the delay shall not be treated as a delay in performance of obligations under the bond issue, and the bond owner in question shall not be entitled to demand accrual of interest or any other compensation for such delay in payment. The issuer in the circumstances set forth in the contract with NDC shall have the right to request confirmation of such data with the records of the rights on the bonds.

Based on the list of bond owners and/or nominal holders, provided by NDC, the payment agent calculates the amounts payable to each person authorized to receive redemption amounts on the bonds.

Not later than on the 3 (third) business day before the bond redemption the issuer shall remit the necessary amounts to the payment agent account.

At the bond redemption date the payment agent shall remit as required the necessary funds into accounts of persons authorized to receive bond redemption amounts in favor of the bond owners.

In the event that one person is authorized to receive bond redemption amounts by several bond owners the person in question shall receive the total amount without breakdown on each of the bond owners.

The redemption period of the issued bonds:

The start date:

The 1830(one thousand eight hundred and thirtieth) day as of the bond placement start date.

The end date:

The start and end of the bond redemption period coincide.

Payment of redemption amounts shall be made in the local currency of the Russian Federation by bank transfers. There are no possibility to choose the form of redemption by bond owners.

Dates and arrangements for making coupon payments on the bonds, including date of each coupon payment.

Coupon (interest accrual) period		**Payment date of the coupon (interest)**	**Record date (finalizing the list of bond owners entitled to be paid the coupon (interest)).**
Start date	End date		

1. Coupon: 1 The first coupon interest rate is set at the action to determine the interest rate (per cent p.a.) at the bond placement start date

Start date of the first coupon period is the bond placement start date	The first coupon period end date is the second coupon period start day, which is the 183rd (one hundred and eighty third) day from the bond placement start date	The first coupon payments shall be made on the 183rd (one hundred and eighty third) day from the bond placement start date If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.	Coupon payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 7 (seventh) business day before the coupon payment day (the "record day" to finalize the list of bond owners and/or nominal holders of bonds).

Payment procedure for coupon (interest) payments:

Coupon (interest) payments on the issued bonds are made by the payment agent pursuant to the order of the Issuer and at its expense by bank transfers/remittance of funds in favor of the bond owners. It is presumed that nominal holders – depositors of NDC are authorized to receive bond coupon payments.

Bond owners, their duly authorized persons, including NDC depositors are responsible for timely and accurate

provision of bank details to NDC, and take all risks resulting from failure to provide or untimely provision of information. In the event of non-provision (untimely provision) to the NDC of the information required for performance by the issuer of its obligations under the bond issue, such obligations are performed with respect to the person who filed the request to perform the obligation and recognized as a bond owner as on the date of filing the request. The issuer shall perform obligations under the bond issue based on NDC data, and the performance of the issuer's obligations in such a case shall be deemed due and complete.

In the event that information provided by a bond owner or a nominal holder, or bank details and other relevant information available in NDC and necessary for performance by the issuer of its obligations do not allow for the timely remittance of funds by the payment agent, the delay shall be treated as a delay in performance of obligations under the bond issue, and the bond owner in question shall not be entitled to demand accrual of interest or any other compensation for such delay in payment. The issuer in the circumstances set forth in the contract with NDC shall have the right to request confirmation of such data with the records of the rights on the bonds.

Payments of coupon of the bonds shall be performed in favor of the bonds owners who are recognized as such at the end of a business day preceding the 7 (seventh) business day before the maturity day ("the record day").

Performance of the obligations related to coupon payments shall be effected on the basis of the list of owners and/or nominal holders of bonds provided by NDC (hereinafter "the list of bond holders and/or nominal holders")

An NDC depositor and/or other person not authorized by its customers to receive coupon payments on the bonds not later than on the 6 (sixth) business day before the date set for making coupon payments on the bonds shall submit to NDC a list of bond owners containing all necessary details as specified below for the List of holders and/or nominal holders of the Bonds.

If among bond owners who authorized a nominal holder to receive coupon payments on the bonds there are non-residents and/or individuals, the nominal holder in question shall provide the following information related to such persons:

- the full name of the organization/individual – owner of bonds;
- number of bonds owned by the bond owner;
- full name of the person of the person authorized to receive coupon payments;
- the location (registration for natural persons) and postal address (including ZIP code) of the bond owner;
- the bank details of the person authorized to receive coupon payments on the bonds;
- taxpayer identification number (INN) of the bond owner;
- taxpayer status of the bond owner.

If the bond owner is a legal entity-nonresident, then

- individual identification number (if available)

If the bond owner is a natural person, then:

- type, number, date and place of issue of identity papers certifying the identity of the bond owner; name of the issuing authority;
- number of the state pension insurance certificate of the bond owner (if available);
- INN of the bond owner (if available);
- date of birth of the bond owner.

Performance of the obligations toward a bond owner listed in the list of owners and/or nominal holders of bonds is deemed appropriate, including the situation where bonds were reassigned (alienated) after the record date.

If the rights of the bond owners with respect to the bonds are recorded by a nominal holder and the nominal holder is authorized to receive coupon payments, the person authorized to receive the coupon payments shall mean the nominal bond holder.

If the rights of the bond owners with respect to the bonds are not recorded by the nominal holder or the nominal holder is not authorized by the bond owner to receive coupon payments, the person authorized to receive the coupon payments on the bonds shall mean the bond owner.

Not later than on the 4 (fourth) business day before date set for making coupon payments a Depositary shall provide the Issuer and its Payment agent the list of the bonds owners and/or nominal holders as finalized on the bond owners and/or nominal holders record date. The list shall contain the following data:

a) the full name of the person authorized to receive coupon payments;
b) number of bonds as stated on the owner's depo account or inter-depositary account of the nominal bondholder authorized to receive coupon payments on the bonds;

c) the location and postal address of the person authorized to receive coupon payments;
d) the bank details of the person authorized to receive coupon payments amounts:
- account number;
- the name of the bank with which the account is opened;
- correspondent bank account number;
- bank identification number and INN of the holder's bank.
e) Taxpayer Identification Number of the person authorized to receive coupon payments on the bonds;
f) tax status of the person authorized to receive coupon payments on the bonds.

If the information is not available or provided to NDC after time, the issuer shall not be liable for undue or untimely performance of obligations to make coupon payments on the bonds; the risk of damages/losses in case of untimely or undue provision of the information shall lie with the bond owner.

In the event of non-provision (untimely provision) to NDC of the information required for performance by the issuer of its obligations under the bond issue, such obligations are performed with respect to the person who filed the request to perform the obligations and is recognized as a bond owner as on the date of filing the request. The issuer shall perform obligations under the bond issue based on NDC data.

Based on the list of bond owners and/or nominal holders, provided by NDC, the payment agent calculates the amounts payable to each person authorized to receive coupon payments on the bonds.

Not later than on the 3 (third) business day before the coupon payment date the issuer shall remit the necessary amounts to the payment agent account.

At the coupon payment date the payment agent shall remit as required the necessary funds into accounts of persons authorized to receive coupon payments on the bonds in favor of the bond owners.

In the event that one person is authorized to receive coupon payments by several bond owners the person in question shall receive the total amount without breakdown on each of the bond owners.

2. **Coupon: 2** The second coupon interest rate is equal to that of the first coupon

Start date of the second coupon period is the 183th (one hundred and eighty third) day from the bond placement start date	The second coupon period end date is the third coupon period start day, which is the 366th (three hundred and sixty sixth) day from the bond placement start date	The second coupon payments shall be made on the 366th (three hundred and sixty sixth) day from the bond placement start date If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.	Coupon payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 7 (seventh) business day before the coupon payment day.
Coupon (payment procedure: The procedure of making the second coupon payments is the same as for the first coupon payments as described above.			

3. **Coupon: 3** The third coupon interest rate is equal to that of the first coupon

The third coupon period start date is the 366th (three hundred and sixty sixth) day from the bond placement start date.	The third coupon period end date is the fourth coupon period start day, which is the 549th (five hundred and forty ninth) day from the bond placement start date.	The third coupon payments shall be made on the 549th (five hundred and forty ninth) day from the bond placement start date If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek	Coupon payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 7 (seventh) business day before the coupon payment day.

		interest accrual or any other compensation for such delayed payment.	

Coupon (payment procedure:
The procedure of making the third coupon payments is the same as for the first coupon payments as described above.

4. **Coupon: 4** The fourth coupon interest rate is equal to that of the first coupon

The fourth coupon period start date is the 549th (five hundred and forty ninth) day from the bond placement start date.	The fourth coupon period end date is the fifth coupon period start day, which is the 732nd (seven hundred and thirty second) day from the bond placement start date.	The fourth coupon payments shall be made on the 732nd (seven hundred and thirty second) day from the bond placement start date If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.	Coupon payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 7 (seventh) business day before the coupon payment day.

Coupon (payment procedure:
The procedure of making the fourth coupon payments is the same as for the first coupon payments as described above.

5. **Coupon:** 5 The fifth coupon interest rate is equal to that of the first coupon

The fifth coupon period start date is the 732nd (seven hundred and thirty second) day from the bond placement start date.	The fifth coupon period end date is the sixth coupon period start day, which is the 915th (nine hundred and fifteenth) day from the bond placement start date.	The fifth coupon payment date is the 915th (nine hundred and fifteenth) day from the bond placement start date If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.	Coupon payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 7 (seventh) business day before the coupon payment day.

Coupon (payment procedure:
The procedure of making the fourth coupon payments is the same as for the first coupon payments as described above.

6. **Coupon: 6** The sixth coupon interest rate is equal to that of the first coupon

The sixth coupon period start date is the 915th (nine hundred and fifteenth) day from the bond placement start date.	The sixth coupon period end date is the seventh coupon period start day, which is the 1098th (one thousand and ninety eighth) day from the bond placement start date.	The sixth coupon payment date is the 1098th (one thousand and ninety eighth) day from the bond placement start date. If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed	Coupon payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 7 (seventh) business day before the coupon payment day.

		payment.	

Coupon (payment procedure:
The procedure of making the sixth coupon payments is the same as for the first coupon payments as described above.

7. **Coupon: 7** The seventh coupon interest rate is equal to that of the first coupon

The seventh coupon period start date is the 1098th (one thousand and ninety eighth) day from the bond placement start date.	The seventh coupon period end date is the eighth coupon period start day, which is the 1281st (one thousand two hundred and eighty first) day from the bond placement start date.	The seventh coupon payment date is the 1281st (one thousand two hundred and eighty first) day from the bond placement start date. If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.	Coupon payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 7 (seventh) business day before the coupon payment day.

Coupon (payment procedure:
The procedure of making the seventh coupon payments is the same as for the first coupon payments as described above.

8. **Coupon: 8** The eighth coupon interest rate is equal to that of the first coupon

The eighth coupon period start date is the 1281st (one thousand two hundred and eighty first) day from the bond placement start date.	The eighth coupon period end date is the ninth coupon period start day, which is the 1464th (one thousand four hundred and sixty fourth) day from the bond placement start date.	The eighth coupon payment date is the 1464th (one thousand four hundred and sixty fourth) day from the bond placement start date. If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.	Coupon payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 7 (seventh) business day before the coupon payment day.

Coupon (payment procedure:
The procedure of making the eighth coupon payments is the same as for the first coupon payments as described above.

9. **Coupon: 9** The ninth coupon interest rate is equal to that of the first coupon

The ninth coupon period start date is the 1464th (one thousand four hundred and sixty fourth) day from the bond placement start date.	The ninth coupon period end date is the tenth coupon period start day, which is the 1647th (one thousand six hundred and forty seventh) day from the bond placement start date.	The ninth coupon payment date is the 1647th (one thousand six hundred and forty seventh) day from the bond placement start date. If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.	Coupon payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 7 (seventh) business day before the coupon payment day.

Coupon (payment procedure:

The procedure of making the ninth coupon payments is the same as for the first coupon payments as described above.

10. **Coupon: 10** The tenth coupon interest rate is equal to that of the first coupon

The tenth coupon period start date is the 1647th (one thousand six hundred and forty seventh) day from the bond placement start date.	The tenth coupon period end date is the bond redemption (repayment) date, which is the 1830th (one thousand eight hundred and thirtieth) day from the bond placement start date.	The tenth coupon payment date is the 1830th (one thousand eighth hundred and thirtieth) day from the bond placement start date. If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.	Coupon payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 7 (seventh) business day before the coupon payment day.
Coupon (payment procedure: The procedure of making the tenth coupon payments is the same as for the first coupon payments as described above.			

The date of finalizing the list of bond owners for performing obligations under the bonds (interest (coupon) payments, redemption): ***performance of the issuer's obligations under the bonds shall be effected in favor of the bond owners who are recognized as such at the close of business of NDC on the day preceding the 7 (seventh) business day before the coupon payment day.***

Performance of the obligations toward a bond owner listed in the list of owners and/or nominal holders of bonds is deemed appropriate, including the situation where bonds were reassigned (alienated) after the record date.

In the event of non-provision (untimely provision) to NDC of the information required for performance by the issuer of its obligations under the bond issue, such obligations are performed with respect to the person who filed the request to perform the obligations and is recognized as a bond owner as on the date of filing the request. The issuer shall perform obligations under the bond issue based on NDC data.

Payments of coupon (interest) and repayment (redemption) of bonds are effected by the issuer through its payment agent.

Full name: ***Commercial Stock Bank ROSBANK (Public Joint-Stock Company)***

Abbreviated name: ***OAO ACB ROSBANK***

Address: ***11 Mashi Poryvaevoy Street, Moscow, 107078, Russia***

Mailing address: ***11 Mashi Poryvaevoy Street, Moscow, 107078, Russia***

License number of the banking organization: ***General License for banking operations #2272***

Date of issue: ***January 27, 2003***

The license issued by: ***the Central Bank of the Russian Federation (The Bank of Russia)***

Duties and functions of the payment agent:

The payment agent shall act on the basis of the contract on payment agent. Based on the said contract the payment agent:

1) ***undertakes to make payments of funds on behalf and at the expense of the issuer to redeem the bonds, make coupon payments and provide consultancy services to the issuer related to execution of documents required for performance by the issuer of its obligations for making coupon payments and repayment of the bond nominal value.***
2) ***undertakes to notify the issuer about payments made in respect of coupon and/or payment of the nominal value of the bonds within 1 (one) day after the date of the relevant payments;***

The issuer is entitled to appoint additional payment agents and cancel such appointments of agents. An official announcement of the said actions of the issuer shall be published by the issuer according to terms and conditions set forth in Par. 11 of the Decision on securities issue and Par. 2.9 of the Prospectus of securities issue

Type of collateral for the bonds: ***Surety***

The value of the collateral provided under the surety is determined by the value of the issuer's money obligations to bond owners with respect of repayment of the bonds nominal value, which totaling RUR7,000,000,000 (seven billion rubles) and accumulated accrued coupon on the bonds.

8.3.3 Information on securities issues under which the issuer failed to perform its obligations (default)

No issues of securities where the Issuer failed to meet it obligations (no default).

8.4 Information on entity (entities) which provided a collateral for the bond issue

The entity which provided a collateral for documented non-convertible interest bearing bearer bonds series 02:

Full name of the shareholder: ***Limited Liability Company Bassian invest***

Abbreviated name: ***Bassian invest LLC***

INN: *7710838686*

Address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

Mailing address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

The entity which provided a collateral for documented non-convertible interest bearing bearer bonds series 03:

Full name of the shareholder: ***Limited Liability Company Bassian invest***

Abbreviated name: ***Bassian invest LLC***

INN: *7710838686*

Address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

Mailing address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

The entity which provided a collateral for documented non-convertible interest bearing bearer bonds series 03:

Full name of the entity: ***Telecom-Terminal Limited Liability Company***

Abbreviated name: ***Telecom-Terminal LLC***

Taxpayer Identification Number (INN)*: 3731033198*

Address: ***13 Lenina Street, Ivanovo, 153000,Russia***

Mailing address: ***13 Lenina Street, Ivanovo, 153000,Russia***

8.5 Terms and conditions of the collateral to ensure performance of obligations under the bond issue

Documented non-convertible interest bearing bearer bonds series 02:

Type of collateral (method of providing the collateral):

Surety

Collateral value, RUR: ***600,000,000 plus accrued interest***

Terms of exercising and enforcement of bond owners' rights under the provided securities:

Agreement # 611/02 – DO of April 30, 2002 on provision of a collateral for Joint-Stock Central Telecommunication Company for the purposes of a bond issue concluded between the issuer and Bassian invest LLC stipulates that the said Agreement shall be an offer and open for third parties- bond owners to join by way of bond acquisition. Third parties gain the rights to demand from Bassian invest LLC to fulfill its obligations under the Agreement as of the moment of their acquisition of bonds which are covered by the said Agreement concluded to provide a collateral for the issuer's obligations under the bond issue. Disposal of bonds by their owners signifies the waiver of the rights to hold Bassian invest LLC liable as provided in the said Agreement. Transfer of the rights for bonds to the new bond buyer means gaining by him the rights of a bond owner under the Agreement to the same extent and volume and on the same terms and conditions as were effective at the moment of the transfer of the rights on bonds.

Acquisition of bonds signifies conclusion of contract by the bond buyer under which the collateral for the bond issue was provided. Transfer of the rights for bonds to the bond buyer means gaining by him the rights of a bond owner under the contract to the same extent and volume and on the same terms and conditions as were effective at the moment of the transfer of the rights on bonds.

Bassian invest LLC undertakes to meet for the issuer its obligations toward the bond owners only after it was established that the issuer is unable to meet its obligations to the bond owners.

Bassian invest LLC undertakes to perform the issuer's obligations to the bond owners entitled to demand from the surety performance of its obligations according to the concluded Agreement subject to simultaneous fulfillment of the two following conditions:

- *the issuer failed to pay or paid partially coupon income as a percentage of the bond nominal value to bond owners at the time set out in decision on the bond issue and bond issue prospectus;*
- *the issuer failed to pay or paid partially the nominal value of bonds on the redemption to the bond owners at the time set out in decision on the bond issue and bond issue prospectus;*

Simultaneous existence of these two conditions constitutes an instance of default of the issuer on its obligations toward owners.

Should the fact of the issuer default be established Bassian invest LLC undertakes within 2 days from the date when the default was established as a fact to meet the issuer's obligations to pay the bond nominal value and coupon to all bond owners.

The time frame and procedure of performance by Bassian invest LLC of the issuer's obligations toward the bond owners are identical to the same set out for the issuer as described in decision on the bond issue and bond issue prospectus.

The issuer's net assets at the date of the collateral provision, **RUR*2,627,290.00 thousand***
The surety's net assets at the date of the collateral provision, **RUR*1,630 thousand***

Documented non-convertible interest bearing bearer bonds series 03:

Type of collateral (method of providing the collateral): ***Surety***
Collateral value, RUR: ***2,000,000,000 plus accrued interest***

Terms of exercising and enforcement of bond owners' rights under the provided securities:

Acquisition of bonds signifies conclusion of contract by the bond buyer under which the collateral for the bond issue was provided. Transfer of the rights for bonds to the bond buyer means gaining by him the rights of a bond owner under the contract to the same extent and volume and on the same terms and conditions as were effective at the moment of the transfer of the rights on bonds. The written form of the contract is deemed executed.

Bassian invest LLC undertakes to meet for the issuer its obligations toward the bond owners only after it was established that the issuer is unable to meet its obligations to the bond owners.

Bassian invest LLC undertakes to perform the issuer's obligations to the bond owners entitled to demand from the surety performance of its obligations according to the concluded Agreement subject to simultaneous fulfillment of the two following conditions:

- ***the issuer failed to pay or paid partially coupon income as a percentage of the bond nominal value to bond owners at the time set out in decision on the bond issue and bond issue prospectus;***
- ***the issuer failed to pay or paid partially the nominal value of bonds on the redemption to the bond owners at the time set out in decision on the bond issue and bond issue prospectus;***

Simultaneous existence of these two conditions constitutes an instance of default of the issuer on its obligations toward owners.

Should these circumstances occur the surety will perform the issuer's obligations pursuant to the following arrangements:

A bond owner or a person duly authorized by him is entitled to file a request in writing with the surety for performance of the issuer's obligations ("the request"). The request should contain:

- ***the bondholder's full name, and if bonds are assigned for nominal holding and the assigned holder is authorized to receive payments due to the bond owner under the bond issue, the full name of the nominal holder;***
- ***the number of bonds owned by the bond owner;***
- ***domicile and actual address, contact numbers of the person authorized to receive payments due to the bond owner under the bond issue;***
- ***tax status of the bond owner (resident, non-resident conducting activities in the Russian Federation through a permanent representative office, non-resident receiving income not linked to the permanent representative office, natural persons – tax residents of the Russian Federation, natural persons actually residing in the territory of the Russian Federation at least 183 days a year, a foreigner, stateless citizen);***
- ***bank details (account name/number, etc.) of the person authorized to receive funds due to the bond owner under the bond issue;***

The following documents shall be attached to the request:

- *documents confirming the bond owner's rights on the number of bonds stated in the request (statement of the bond owner's depo account or other similar statement);*
- *a document certifying the authorized person's power to sign the request on behalf the bond owner;*
- *documents confirming default or inadequate performance by the issuer of its obligations.*

The request shall be signed by the bond owner or by his/her authorized person. If the bond owner or its authorized person is a legal entity – resident, the request shall be signed by the chief executive and chief accountant of the relevant legal entity, and stamped with its seal. If the bond owner or its authorized person is a legal entity – non-resident, the request shall be signed by the chief executive of the relevant legal entity, and stamped with the legal entity's seal, or signed by the authorized person of such legal entity.

The said request shall be filed with the Surety not later than 6 (six) months as of the due date of performance by the issuer of its obligations (the last date of the period assigned for performance)

Within 1 (one) month following the day of filing the request the Surety shall pay out to the relevant bond owner or its nominal (assigned) holder authorized to receive funds due to the bond owner under the bond issue, the total nominal value of bonds owned by such owner and/or payable interest (coupon) on such bonds.

The issuer's net assets at the date of the collateral provision, ***RUR 15,049,625.00 thousand***

The surety's net assets at the date of the collateral provision, ***RUR - 1,556.00 thousand***

Documented non-convertible interest bearing bearer bonds series 04:

Type of collateral (method of providing the collateral): ***Surety***

Collateral value, RUR: ***7,000,000,000 plus accrued interest***

Terms of exercising and enforcement of bond owners' rights under the provided securities:

Provisions of Par. 12.2 and Par. 9.1.2 item 3) of the Prospectus of securities issue constitute an offer made by the Surety to enter into a surety agreement under the terms and conditions set forth therein (hereinafter "the Offer").

The Surety undertakes for the purposes of ensuring due performance by Joint-Stock Central Telecommunication Company (hereinafter "the Issuer"0 of obligations under documented interest-bearing non-convertible bearer bonds series 04 of the Issuer subject to mandatory central custody with the nominal value of RUR1,000 (one thousand rubles), the issue volume 7,000,000 (seven million bonds) (hereinafter "the Bonds") to be liable to the Bonds purchasers (hereinafter "the Owners") for performance by the Issuer of its obligations to repay the total value of the bonds nominal price at redemption totaling RUR7,000,000,000 (seven billion rubles) and payment of the accrued coupon on the Bonds (hereinafter "the Obligations) as provided in the Decision on securities issue and the Prospectus of securities issue.

The Surety shall be jointly with the Issuer liable to the Owners for performance by the Issuer of the Obligations.

The Surety shall be liable to the Bond Owners within the amount not exceeding the total nominal value of the Bonds issue, which is equal to RUR7,000,000,000 (seven billion rubles) and total accrued coupon on 7,000,000 (seven million) Bonds. The Surety shall not be held liable for any legal expenses of the Owner for recovery of the debt payable by the Issuer and other expenses of the Owners and/or fines caused by failure to perform or undue performance by the Issuer of its Obligations to repay the nominal value of the Bonds and/or pay coupons.

The Surety shall be liable for performance by the Issuer of its Obligations subject to simultaneous fulfillment of the following conditions:

- ***the Owner or a person duly authorized by the Owner filed a request with the Surety to fulfill the relevant Obligation (hereinafter "the Request");***
- ***the Request shall contain:***
  - ***a) a description of Obligations to the Owner which the Issuer failed to fulfill;***
  - ***b) the value of the unfulfilled Obligations of the Issuer to the Owner;***
  - ***c) a full name (for individuals – full names) of the Owner and the person authorized to receive the fulfillment of the Obligations (if any such person is appointed);***
  - ***d) domicile (residence) of the Owner and the person authorized to receive payments under the Bonds (if any such person is appointed);***
  - ***e) name of the country where the Owner is a resident for taxation purposes;***
  - ***f) quantity of the Bonds owned by the Owner for which payments shall be made; and***
  - ***g) bank details of the Owner of the person authorized to receive considerations under the Obligations.***

The following documents shall be attached to Request:

a) ***a statement of account on the depo account of the Owner certified by the depositary recording and certifying the rights on the Bonds, specifying the quantity of the Bonds owned by the Owner;***

b) ***if the Request is filed by the Owner's representative, then documents executed according to effective regulations/legislation of the RF certifying the powers of the person who filed the Request;***

The Request shall be signed by the Owner or by the person authorized to file the Request. If the Request is filed by a legal entity, the Request shall be sealed with the official stamp of the legal entity.

The Requests may be filed with the Surety within a period not exceeding two years from the Bond redemption date set by the Prospectus on securities issue.

The Surety shall effect the required payments not later than within 30 (thirty) days from the receipt of the Request into the account specified in the Request.

Any acquisition of the Bonds signifies acceptance of the Offer, viz. conclusion by the purchaser of surety agreement with the Surety under the said terms and conditions. The surety agreement is deemed executed from the moment of arising rights on the Bonds of the first owner; the written form of the agreement being conformed to. As the rights for Bonds are transferred the purchaser is deemed to have acquired the rights under the said surety agreement to the same volume and under the same terms and conditions as existed at the moment of the transfer of the rights on the Bonds. Transfer of rights arising from the said surety agreement without transfer of the rights on the Bonds is invalid.

The Offer is irrevocable.

All disputes arising in connection with the Offer and surety agreement entered into by way of acceptance of the offer shall be settled in the Court of Arbitration of the City of Moscow or court of general jurisdiction in the domicile of the defendant.

Legal relations arising in connection with the Offer and surety agreement entered into by way of acceptance of the offer shall be governed by the Law of the RF.

The issuer obligations under the bond issue to be secured by the provided collateral:

The said surety is to secure the performance of the following obligations of the Issuer under the Bonds:

- ***repayment of the total nominal value of the Bonds at redemption totaling RUR7,000,000,000 (seven billion rubles);***
- ***payment of the total accrued coupon on the Bonds as provided for in the Decision on securities issue and the Prospectus of securities issue.***

Other conditions to provide security for the fulfillment of the obligations under the bonds: ***no***

Giving notice (disclosure of information) about changes in the conditions of the collateral provision for fulfillment of obligations under the Bonds due to reasons beyond the control of the issuer or Owners of the secured bonds^

An official notice given by the Issuer about changes of the conditions of providing collateral for performance of obligations under the Bonds due to reasons beyond the control of the Issuer of Owner of the secured Bonds shall be published by the Issuer according to the conditions and within a period set forth in the Par. 11 of the Decision on securities issue and Par. 2.9 of the Prospectus of securities issue.

Secured Bonds grant to their owner all the rights arising from such security.

With the transfer of rights on the bonds the new owner (purchaser) of the bonds acquires all the rights arising from such security.

Transfer of rights arising from the provided collateral without transfer of the rights on the Bonds is invalid.

Value of the net assets of the issuer at the date of the collateral provision: RUR15,530,531 thousand

Value of the net assets of the surety at the date of the collateral provision: RUR627 thousand

8.6 Information on the organizations keeping records of rights on the securities issued by the issuer

Registrar:
Entity's name: ***Private Joint-Stock Company Registrator-Svyaz***

Abbreviated name: ***ZAO Registrator-Svyaz***
Address: ***15 A Kalanchevskaya Street, subscriber box 45, Moscow, 107078, Russia***
Mailing address: ***15 A Kalanchevskaya Street, subscriber box 45, Moscow, 107078, Russia***
Telephone: ***(+7 095) 933-42-21*** Fax: ***(+7 095) 933-42-21***
e-mail: ***regsw@asvt.ru***

License:
The registrar license to perform activities of keeping and maintaining a register of securities owners: ***#10-000-1-00258***
Date of issue: ***1.10.2002***
Valid till: ***not stated***
License issuing body: ***Federal Commission on Securities Market***

The named registrar has kept the register of registered securities of the issuer as of: ***May 3, 2000***

The depositary has in central custody the following securities:
1. Certificate of documented interest bearing non-convertible bearer bonds series 02, mandatory centrally kept. State registration number of the issue # 4-02-00194-A of June 25, 2002, total quantity of the issued bonds: 600,000 bonds, nominal value per bond RUR1,000 (one thousand), total value of the issue: RUR600,000,000
2. Certificate of documented interest bearing non-convertible bearer bonds series 03, mandatory centrally kept. State registration number of the issue # 4-18-00194-A of August 1, 2003, total quantity of the issued bonds: 2,000,000 bonds, nominal value per bond RUR1,000 (one thousand), total value of the issue: RUR 2,000,000,000
3. Certificate of documented interest bearing non-convertible bearer bonds series 04, mandatory centrally kept. State registration number of the issue # 4-19-00194-A of June 29, 2004, total quantity of the issued bonds: bonds, nominal value per bond RUR1,000 (one thousand), total value of the issue: RUR .

The depositary performing safekeeping of the securities issued by the issuer:
Entity's name: ***Not-for-profit partnership National Depositary Center***
Abbreviated name: **NDC**
Address: ***1/13 Sredni Kislovski Per., Moscow, 103009, Russia***
Mailing address: ***1/13 Sredni Kislovski Per., Moscow, 103009, Russia***
Telephone: ***(+7 095) 956-27-89, 956-27-90*** Fax: ***(+7 095)956-0938***
e-mail: ***void***

License:
License of a professional participant in securities market to perform depositary activities: ***# 177-03431-000100***
Date of issue: ***December 4, 2000***
Valid till: ***unlimited validity term***
License issuing body: ***FCSM of Russia***
Operation started on: ***12.11.2001***

8.7 Information on legal acts regulating import-export of capital that may affect payment of dividend, interest and other funds to nonresidents.

The key piece of legislation covering capital import and export is the Law On currency regulations and control of December 10, 2003 #173-FZ which took effect in June 2004.

Also these issues are regulated by Federal Law of July 9, 1999 #160-FZ On foreign investments in the Russian Federation (as revised by Federal laws of March 21, 2002 #31-FZ, of July 25, 2002 #117-FZ), of December 8, 2002 #169-FZ), Federal Law on Investment activities in the Russian Federation in the form of capital foreign investments of February 25, 1999 #39-FX (as revised by Federal Law of January 2, 2000 #22-FZ), by international treaties of Russian Federation signed to avoid double taxation; by Instructions of the Central Bank of the RF of December 28, 2000 #96-I On special Type C accounts of nonresidents (as revised by Directive of CB of the RF of February 25, 2003 #1253-U and of

August 13, 2003 #1319-U), by Directive of the Central Bank of the RF of July 2, 2001 #991-U On the list of securities operations for which are carried out by nonresidents using special type C accounts of nonresidents.

To the extent that the above listed legal acts do not provide for tougher measures regulating payment/remittance of dividend, interest and other payables to nonresidents due to them under securities held by them, including outstanding traded securities to the same extent nonresidents holding stock, bonds and other securities under which the issuer is liable, run no higher risks.

8.8 Taxation of income incurred on placed and to be placed issued securities

Taxation of income received from participation in the organization in the form of dividends

Taxation of income received from placed and being placed issued securities of the Issuer is governed by the Tax Code of the Russian Federation (henceforth the "TC"), and other legal acts of the Russian Federation, passed according to the Tax Code of the Russian Federation.

TAX RATES

	Legal entities		Natural persons	
Type of income	Residents	Non-residents	Residents	Non-residents
Coupon income	24% (of which: 5% to the federal budget; 17% - to the budget of the relevant constituent entities; 2% - to the local budget)	20%	13%	30%
Income from realization of securities	24% (of which: 6% to the federal budget; 16% - to the budget of the relevant constituent entities; 2% - to the local budget)	20%	13%	30%
Dividends	6%	15%	6%	30%

TAXATION OF NATURAL PERSONS

Type of tax - income tax.

The following income falls in the category of income received from sources in the Russian Federation:

- dividend and interest payments received from Russian organizations, and interest payments received from Russian individuals-entrepreneurs and (or) from a foreign organization in connection with activities of its permanent representative office in Russia;
- proceeds from realization in the RF of shares or other securities, and stakes in the charter capital of organizations.

Taxation base

A taxpayer's income received as a material benefit is the material benefit received from purchase of securities. The tax base is defined as the surplus of the market value of the securities determined taking into account the limits of market price fluctuations, over the actual cost of the securities for the taxpayer. The procedures of identifying the market price of the securities and limits of market price fluctuations are set forth by federal authority regulating stock markets.

The following income is taken into account in determining taxation base for income received from transactions with securities:

- sale-purchase deals with securities traded on organized stock market;
- sale-purchase deals with securities not traded on organized stock market

Income (loss) on sale-purchase deals with securities is defined as the difference between the proceeds from realization of securities and expenses related to the acquisition, realization and safe-keeping of securities actually incurred by the taxpayer and supported by documents, or property deductions accepted for reduction of proceeds from sale-purchase deals.

Such expenses include:

- amounts paid out to the seller according to the agreement;
- payments in respect of depositary services;
- commissions paid to professional participants of stock market, discount paid (recovered) by a unit fund management company during sale (cancellation) by an investor of his interest in the unit fund determined according to the procedure set forth by applicable Russian law on unit funds;

- stock exchange charges (commission);
- payments in respect of registrar's services;
- other expenses directly related to sales, purchases and safe-keeping of securities, paid for in respect of services rendered by professional participants of securities market during their professional activities/

Income (loss) from deals with securities traded on organized securities market shall be increased (reduced) by the amount of interest paid for using funds raised for closing sale-purchase deals with securities, within the limits calculated on the basis of the effective refinancing rate set by the Central Bank of the Russian Federation.

The amount of loss incurred from transactions with securities traded on organized securities market is determined taking into account the limits of the market price fluctuations of securities.

By market prices of securities listed on organized stock market is meant an average weighted price of the securities across the deals closed over a trading day through the trading arranger. If deals with the same securities were closed through more than one trading arranger the tax payer is entitled to choose on its own the market price of the securities calculated according to data from a particular trade arranger. If the average weighted market price of the specific securities is not calculated by a trade arranger, the average weighted market price is deemed as the arithmetic mean of the minimum and maximum prices in the deals closed through the trade arranger over the day.

The tax base is determined separately for each transaction.

Income (loss) from sale-purchase deals with securities is defined as the sum of income amounts across the deals with securities of a certain type closed in the tax period, less the amount of loss.

If a taxpayer's expenses incurred in acquisitions, realization and safe-keeping of securities cannot be directly charged to the costs of acquisition, realization and safe-keeping of particular securities, these expenses shall be allocated pro rata to the evaluated cost of securities to which these expenses are charged. The evaluated cost of securities is determined as on the date of incurring these expenses.

If a taxpayer's expenses cannot be supported by documents, the taxpayer is entitled to resort to the property tax deduction as provide for in par. 1 of sub-item 1 of item 1 of Article 220 of the TC of RF. A property tax deduction or deductions amounted to all actually incurred expenses supported by documents shall be provided to the tax payer by the income payment source at the moment of calculation and payment of taxes to the state budget (by the broker, trust managers, managing company performing trust management of property, constituting an investment unit fund or by other person conducting transactions under an agency contract or other similar agreement in favor of the taxpayer), or upon expiry of the tax period filing tax returns with tax authorities.

If the tax calculation and payment are offset by the source of income outpayments (by the broker, trust managers, managing company performing trust management of property, constituting an investment unit fund or by other person conducting transactions under an agency contract or other similar agreement in favor of the taxpayer) in the tax period, the property tax deductions are provided to the taxpayer by the source of income payments with a possibility of subsequent offsetting upon expiry of the tax period when filing a tax return with tax authorities.

If there are more than one source of income payments the property tax deductions are provided by only one source of income payments at the discretion of the taxpayer.

The tax base for securities sale-purchase deals (cancellation of investments in investment unit funds) is defined as the income received upon expiry of a tax period for securities deals.

Loss from deals with securities traded on organized stock market incurred as the result of a tax period shall reduce the tax base for sale-purchase deals with this particular type of securities.

Income from sale-purchase deals with securities not traded on organized securities market that at the moment of the acquisition trading did not meet requirements to be met by securities traded on organized securities market can be reduced by the amount of loss incurred in the tax period from sale-purchase deals with securities trade on organized securities market.

The date of the actual receipt of income:

- the date of income payment including remittance of income amounts into the taxpayer's accounts with banks, or by the taxpayer's order into accounts of third persons – if income is received in cash funds;
- the date of securities acquisition if income is received as material benefits.

Tax base with respect of securities sale-purchase deals and forward deals with financial instruments is defined upon expiry of a tax period. Calculation and payment of the tax amounts are effected by the tax agent upon expiry of a tax period or while making income payments in favor of a taxpayer before expiry of a tax period.

Tax agents are recognized as Russian organizations generating income or paying income to a taxpayer. Tax agents shall calculate, withhold from the tax payer and pay out the tax amount. If the tax payment source is a person acting under an agency agreement or other similar contract in favor of the taxpayer, the obligations of a tax agent shall be fulfilled by

the person actually paying the income to the taxpayer.

If a tax agent is making cash payments before expiry of the subsequent tax period, the tax amount is paid according to the portion of income defined according to this clause with respect to actually paid out cash income. The income portion is determined as the total income amount multiplied by a ratio of the paid amount to the valuation of securities defined at the date of payment of cash funds in respect of which the relevant tax agent acted as a broker. If there were multiple payments of cash funds to a taxpayer during a tax period the due tax amount is accumulated taking into account previous tax payments.

Securities valuations are identified based on actually incurred and supported by documents expenses related to acquisition of relevant securities.

By cash fund payments are meant payments of cash funds, remittances of cash funds into a bank account of a natural person or to a third party bank account pursuant to the natural person's order.

If it is proved impossible to withhold the calculated tax amount by the source of income payments the tax agent (the broker, trust manager other person conducting transactions under an agency contract, commission contract or other similar agreement in favor of the taxpayer) within one month from the moment of occurrence of these circumstances shall inform in writing the relevant tax authorities at the location of its registration about the impossibility of withholding and the tax amount owned by the taxpayer. In the event of such circumstances taxes are paid pursuant to Article 228 of the Tax Code of the RF.

TAXATION OF LEGAL ENTITIES

Type of tax - income tax.

Received income includes:

- proceeds from realization of property rights (income received from realization);
- income not related to realization received in the form of interest payments on securities and other debt instruments and/or interest participation in other organizations.

Tax base

A taxpayer's income received from realization or other disposal of securities (including redemption) is defined on the basis of the price of the realization or other disposal of securities, and amount of interest income (coupons) paid by the purchaser to the taxpayer, and amount of interest income (coupons) paid by the issuer to the taxpayer; the interest income (coupons) received from realization or other disposal of securities and already taken into account for taxation purposes being excluded.

Expenses incurred from realization (other disposal) of securities are determined on the basis of the purchase price of the securities (including purchase expenses), realization costs, discounts applicable to the calculated values of investment units, accrued interest income (coupons) paid by the taxpayer to the seller of securities the interest income (coupons) already taken into account for taxation purposes being excluded.

Interest under credit facilities, loans and other similar agreements, other debt obligations (including securities) are taken into account at the date income posting according to Article 328 of the Tax Code of the Russian Federation.

The date of income and expense recognition with respect to bond transactions shall be the date of realization of the said bonds according to Article 329 of the Tax Code of the Russian Federation.

Securities are considered as publicly traded on organized stock market if the following three conditions are satisfied at the same time:

1) the securities in question are accepted for trading by at least one trading arranger entitled to do so according to effective national legislation;
2) if price information (price quotations) is published in mass media (including electronic ones), or can be provided by a trading arranger or other authorized person to any interested party within three years after closing deals with securities;
3) if listed market prices of securities are calculated according to effective national legislation.

For tax purposes the market price of securities traded on organized stock market shall be the actual price of realization or other disposal of securities, if this price is less than maximum and more than minimum prices of deals (the "price interval") involving the securities in question, registered by the trading arranger on securities market on the date of closing the relevant deal. If securities traded on organized securities market are realized at prices below the minimal price of deals closed on organized market the financial result is determined on the basis of the minimal price of deal on the organized stock market.

By an accrued interest income (coupon) is meant a part of the interest (coupon) income payable under the term and conditions of such securities issue calculated pro rata to the number of days elapsed from the date of issue of such securities or from the date of previous coupon payments until the date of closing the deal (transfer of securities).

With respect to securities not traded on organized stock market the actual price of realization or other disposal of securities is accepted for tax purposes subject to meeting at least one of the following conditions:

1) if the actual price of the relevant deals is in the price interval of the similar (identical, same type) securities registered by a trading arranger on stock market at the date of closing the deal or at the date of the latest trading before closing the deal, if trading in such securities took place with the trading arranger at least once in the past 12 months;
2) if the deviation of the actual price of the relevant deal is within 20% in excess of or below the weighted average price of similar (identical, same type) securities calculated by the trading arranger on organized stock market according to the rules set forth by the said trading arranger upon results of trading at the date of closing such deal or at the date of the latest trading before closing the deal, if trading in such securities took place with the trading arranger at least once in the past 12 months.

The income of a taxpayer disposing of shares received by him/her in the process of increasing the charter capital of a joint-stock company is defined as the difference between the price of realization and initially paid-up share price adjusted according to changes in the quantity of shares due to the increase in the charter capital.

Tax base with respect to securities transaction is defined by the taxpayer separately barring the tax base for securities transactions defined by professional participants of securities market. Taxpayers (barring the tax base for securities transactions defined by professional participants of securities market carrying out broker activities) shall define the tax base for transactions with securities traded on organized stock market, separately from the tax base for transactions with securities not traded on any organized securities market.

Valuation of securities being realized or otherwise disposed of is carried by the First In First Out (FIFO) method for issued disposed of securities, and by actual cost of securities for non-issued securities.

Taxpayers receiving income (loss) from transactions with securities in the previous tax period or previous tax period are entitled to reduce their tax base for transaction with securities in the reporting (tax) period (defer the said loss) according to terms and conditions set forth in Article 283 of the Tax Code of the Russian Federation.

Loss from transaction with securities not traded on any organized securities market incurred in the previous tax period (previous tax periods) can be charged to the reduction of the tax base from transactions with such securities defined in the reporting (tax) period. Loss from transaction with securities traded on organized securities market incurred in the previous tax period (previous tax periods) can be charged to the reduction of the tax base from transactions on realization of given category of securities.

Within a tax period losses incurred in the relevant reporting period from transactions with securities traded and not traded on organized securities market shall be deferred separately for these categories of securities respectively within the limits of profits received from transaction with such securities.

If the recipient of the interest from a debt obligations of any type including bonds carrying the right of participation in profits and convertible bonds, is a foreign organization, not performing activities through its permanent representative office in the Russian Federation, the tax from such income is calculated and withheld by the tax agent. If the source of such income payments is a person performing activities under an agency agreement or other similar agreement in favor of the taxpayer the tax agent obligations shall be fulfilled by the person actually paying income to a foreign organization, which does not have operations through its permanent representative office in the Russian Federation.

If a tax agent makes income payments to a foreign organization taxable in the Russian Federation according to international treaties (agreements) under reduced rates, the tax agent shall calculate and withhold the tax at the relevant reduced rates subject to provision by the foreign organization of supporting documents to the tax agent as stipulated by par. 1 of Article 312 of the Tax Code of the Russian Federation. In the vent of income payments made by Russian banks on transactions with foreign banks confirmation of the permanent domicile of the bank in an overseas country with which an international treaty (agreement) regulating tax issues is concluded, shall not be required if such domicile is confirmed by information available from a public domain directories.

8.9 Declared (accrued) and paid dividends on the issuer shares, income on the issuer bonds.

Category (type) of shares: *registered book-entry ordinary shares*

Reporting period for which the declared dividends are paid (were paid)	*1999*	*2000*	*2001*	*2002*	*2003*
Declared (accrued) dividend amount per share, RUR	*40.0*	*33.05*	*0.026*	*0.096052*	*0.124867*
Total amount of declared (accrued) dividend for all shares, RUR	*18064040.0*	*14925413.05*	*11741626.2*	*151570712.32*	*197040979.216211*
The issuer governing body which made a decision on (declared) payment of dividends on the issuer shares	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholder s*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*
Date of the meeting (session) of the issuer governing body which made the decision (declared) on dividend payment, date and number of the Minutes of the meeting (session) of the issuer governing body at which was made the decision (declaration) on dividend payment	*29.06.2000* *Minutes #6 of 29.06.2000*	*01.06.2001* *Minutes #7 of 01.06.2001*	*05.06.2002* *Minutes #9 of 05.06.2002*	*24.06.2003* *Minutes #11 of 24.06.2003*	*June 11, 2004* *Minutes #12 of June 11, 2004*
Time frame allocated for making payments of the declared dividends on the issuer shares	*during the fiscal year, when the decision to pay dividends was made*	*during the fiscal year, when the decision to pay dividends was made*	*during the fiscal year, when the decision to pay dividends was made*	*before December 31, 2003*	*before December 31, 2004*
Form and other payment terms and conditions for payment of the declared dividends on the issuer shares	*Cash funds*	*Cash funds*	*Cash funds*	*Cash funds*	*Cash funds*
Total amount of dividends paid on all ordinary shares of the issue, RUR	*17719038.87*	*14635470.08*	*11687712.00*	*150615871.24*	*56026191.83*

- *Dividend amount after tax*
- *payments of dividends for 2003 are ongoing*
- *in 1999-2002 dividends on ordinary shares were not paid to the full amount due to the following reasons: lack of accurate bank details; shareholders failed to turn up; wrong bank details of shareholders.*

Preference registered book-entry Class B shares

Reporting period for which the declared dividends are paid (were paid)	*1999*	*2000*	*2001*
Declared (accrued) dividend amount per share, RUR	*82.0*	*70.94*	*0.038*
Total amount of declared (accrued) dividend for all shares, RUR	*1014504.0*	*877669.68*	*470136*
The issuer governing body which made a decision (declared) on payment of dividends on the issuer shares	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*
Date of the meeting (session) of the issuer governing body which made the decision (declared) on dividend payment, date and number of the Minutes of the meeting (session) of the issuer governing body at which was made the decision (declaration) on dividend payment	*29.06.2000* *Minutes #6 of 29.06.2000*	*01.06.2001* *Minutes #7 of 01.06.2001*	*05.06.2002* *Minutes #9 of 05.06.2002*
Time frame allocated for making payments of the declared dividends on the issuer shares	*not later than one month after the decision on dividend payment was made*	*not later than one month after the decision on dividend payment was made*	*not later than one month after the decision on dividend payment was made*
Form and other payment terms and conditions for payment of the declared dividends on the issuer shares	*Cash funds*	*Cash funds*	*Cash funds*
Total amount of dividends paid on all preference Class B shares of the issuer, RUR	*1014504.0*	*877669.68*	*470136.00*

Preference registered book-entry Class A shares

Reporting period for which the declared dividends are paid (were paid)	*1999*	*2000*	*2001*	*2002*	*2003*
Declared (accrued) dividend amount per share, RUR	*164.0*	*141.89*	*0.077*	*0.206*	*0.285662*
Total amount of declared (accrued) dividend for all shares, RUR	*25363912.0*	*21944423.62*	*11908666*	*108429738.3*	*150256161.518164*
The issuer governing body which made a decision (declared) on payment of dividends on the issuer shares	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*

Date of the meeting (session) of the issuer governing body which made the decision (declared) on dividend payment, date and number of the Minutes of the meeting (session) of the issuer governing body at which was made the decision (declaration) on dividend payment	*29.06.2000* *Minutes #6 of 29.06.2000*	*01.06.2001* *Minutes #7 of 01.06.2001*	*05.06.2002* *Minutes #9 of 05.06.2002*	*24.06.2003* *Minutes #11 of 24.06.2003*	*June 11, 2004* *Minutes #12 of June 11, 2004*
Time frame allocated for making payments of the declared dividends on the issuer shares	*not later than two months after the decision on dividend payment was made*	*not later than two months after the decision on dividend payment was made*	*not later than two months after the decision on dividend payment was made*	*before August 23, 2003*	*before August 10, 2004*
Form and other payment terms and conditions for payment of the declared dividends on the issuer shares	*Cash funds*	*Cash funds*	*Cash funds*	*Cash funds*	*Cash funds*
Total amount of dividends paid on all preference Class A shares, RUR	*23,809,076.00*	*21,415,471.89*	*18,817,700.54*	*107,183,791.57*	*98,423,505.10*

- *as on September 30, 2004 dividends on preference shares for 2003 were paid in the amount of RUR98,423,505.10;*
  Shareholders failed to receive dividends to the amount of RUR51,832,658.12 due to the following reasons
- *based on applications in writing of shareholders-legal entities which are nonresident requesting to suspend payment of dividends to them;*
- *shareholders specified form of dividend payment as "cash". but failed to turn up to receive payments;*
- *wrong bank details of shareholders in the*

The amounts are shown net of the taxes.

- *in 1999-2002 dividends on preference shares were not paid to the full amount due to the following reasons: lack of accurate bank details; shareholders failed to turn up; wrong bank details of shareholders*

Income on the issuer bonds

Type, series (class), form and other identification features of securities:
Type of securities: ***Bonds***
Series: ***01***
Type: ***interest-bearing***
Form of the securities: ***documented bearer bonds***
Registration number: ***4-01-00194-A***
State registration date of the issue: ***October 17, 2001***
State registration date of the report on the results of the issue: ***December 10, 2001***
Authority performing the state registration: ***FCSM of Russia***
Quantity of securities of the issue: ***600,000***
Nominal value of each securities of the issue, RUR ***1 000***
Total value of the issue (at par): RUR***600,000,000***
Type of income: ***coupon***

Income payable on the bonds of the issue per bond, RUR: ***57.26***
Total amount of income payable on all bonds of the issue, RUR***34,356,000***

Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***1st quarter of 2002***
Total income paid on all bonds of the issue for the 1st quarter of 2002, RUR***34,356,000***

Income payable on the bonds of the issue, per bond: RUR*53.6*
Total amount of income payable on all bonds of the issue, RUR***32,160,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***2nd quarter of 2002***
Total income paid on all bonds of the issue for the 2nd quarter of 2002, RUR***32,160,000***

Income payable on the bonds of the issue, per bond RUR***102.22***
Total amount of income payable on all bonds of the issue, RUR***61,332,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***4th quarter of 2002***
Total income paid on all bonds of the issue for the 4th quarter of 2002, RUR***61,332,000***

Income payable on the bonds of the issue, per bond RUR*89.75*
Total amount of income payable on all bonds of the issue, RUR***53,850,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made:***2nd quarter of 2003***
Total income paid on all bonds of the issue for the 2nd quarter of 2003, RUR***53,850,000***

Income payable on the bonds of the issue, per bond RUR*89.75*
Total amount of income payable on all bonds of the issue, RUR***53,850,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***4th quarter of 2003***
Total income paid on all bonds of the issue for the 4th quarter of 2003, RUR***53,850,000***

2. Type, series (class), form and other identification features of securities:
Type of securities: ***Bonds***
Series: ***02***
Type: ***interest-bearing***
Form of the securities: ***documented bearer bonds***
State registration number: ***4-02-00194-A***
Date of state registration: ***25.06.2002***
Authority performing the state registration of the securities issue: ***FCSM of Russia***
State registration date of the report on the results of the issue: ***15.08.2002***
State authorities which performed the state registration of the issue and report on the results of the issue: ***FCSM of Russia***
Quantity of securities of the issue: ***600,000***
Nominal value of each piece of the securities of the issue, RUR***1,000***
Total value of the issue (at par): RUR***600,000,000***
Type of income: ***coupon***

Income payable on the bonds of the issue, per bond, RUR*49.86*
Total amount of income payable on all bonds of the issue, RUR*29,916,000*
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***4th quarter 2002***
Total income paid on all bonds of the issue for the 4th quarter of 2002, RUR*29,916,000*

Income payable on the bonds of the issue, per bond, RUR*99.73*
Total amount of income payable on all bonds of the issue, RUR*59,838,000*
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***2nd quarter of 2003***
Total income paid on all bonds of the issue for the 2nd quarter of 2003, RUR*59,838,000*

Income payable on the bonds of the issue, per bond, RUR*90.25*
Total amount of income payable on all bonds of the issue, RUR*54,150,000*
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***4th quarter of 2003***
Total income paid on all bonds of the issue for the 4th quarter of 2003, RUR*54,150,000*

Income payable on the bonds of the issue, per bond, RUR*89.75*
Total amount of income payable on all bonds of the issue, RUR*53,850,000*
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***2nd quarter of 2004***
Total income paid on all bonds of the issue for the 2nd quarter of 2004, RUR*53,850,000*

3. Type, series (class), form and other identification features of securities:
Type: ***bonds***
Series:***2-И***
Type of bonds: ***interest bearing***
Form of the securities: ***book-entry bearer bonds***
State registration number: ***4-15-00194-A***
Date of state registration: ***11.10.2002***
Authority performing the state registration of the securities issue: FCSM of Russia
State registration date of the report on the results of the issue: ***14.01.2003***
Authority performing the state registration of the securities issue and the report on the results of the securities issue: ***FCSM of Russia***
Quantity of securities of the issue: ***212,701***
Nominal value of each issued securities: RUR***50***
Total value of the securities issue at par: RUR***10,635,050***
Yield: ***interest***

Income payable on the bonds of the issue in monetary terms, per bond, RUR***1.00***
Total amount of income payable on all bonds of the issue, RUR***212,161***
Time limit set for making income payments on the bonds of the issue: ***unspecified by the decision on the bond issue***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***2002***

Actual fulfillment of the obligations:

Any bond owner is entitled to request interest payment of 2 (two) per cent p.a. of the nominal value per bond upon expiry of each calendar year. A bondholder registered in the register of the bondholders of the relevant type of bonds on January 1st of each year before maturity is entitled to receive interest payments. The deadline for meeting obligations to pay coupons is not defined by the relevant Decision on the bond issue.

The total amount of income actually paid on book-entry series 2-И bonds of JSC CenterTelecom: RUR42,712.00

The reason:

- too few bondholders bothered to turn up at the headquarters of the Issuer to receive interest payments on the bonds specified above, despite timely placement of the relevant notice in the media. The bond issue series 2-И of CenterTelecom is a "telephone" one: the key incentive for bond owners is not receiving interest payments, which is preserved in full, but provision of an access to telephone network.

Total amount of income paid out for all bonds of the issue in 2002: ***RUR42,712***

Income payable on the bonds of the issue in monetary terms, per bond, RUR***1.00***

Total amount of income payable on all bonds of the issue, RUR***212,161***

Time limit set for making income payments on the bonds of the issue: ***unspecified by the decision on the bond issue***

Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***

Reporting period for which income payments on the bonds of the issue were made: ***2003***

Actual fulfillment of the obligations:

Any bond owner is entitled to request interest payment of 2 (two) per cent p.a. of the nominal value per bond upon expiry of each calendar year. A bondholder registered in the register of the bondholders of the relevant type of bonds on January 1st of each year before maturity is entitled to receive interest payments. The deadline for meeting obligations to pay coupons is not defined by the relevant Decision on the bond issue.

As on April 28, 2004 the interest amount of income actually paid on book-entry series 2-И bonds of JSC CenterTelecom: RUR17,512.00

The reason:

- too few bondholders bothered to turn up at the headquarters of the Issuer to receive interest payments on the bonds specified above, despite timely placement of the relevant notice in the media. The bond issue series 2-И of CenterTelecom is a "telephone" one: the key incentive for bond owners is not receiving interest payments, which is preserved in full, but provision of an access to telephone network.

Total amount of income paid out for all bonds of the issue in 2003: ***RUR17,512***

4. Type, series (class), form and other identification features of securities:

Type: ***bonds***

Series:: ***03***

Type of bonds: ***interest bearing***

Form of the securities: ***documented bearer bonds***

State registration number: ***4-18-00194-A***

Date of state registration: ***25.06.2002***

Authority performing the state registration of the securities issue: FCSM of Russia

Date of state registration of the report on the results of the bond issue: ***01.08.2003***

Authority performing the state registration of the securities issue and report on the results of the bond issue: ***FCSM of Russia***

Quantity of issued securities: ***2,000,000***

Nominal value of each issued securities: RUR***1,000***

Total value of the securities issue at par: RUR***2,000,000,000***

Yield: ***coupon***

Income payable on the bonds of the issue, per bond: RUR***61.92***

Total amount of income payable on all bonds of the issue, RUR***123,840,000***

Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***1st quarter 2004***
Total income paid on all bonds of the issue for the 1st quarter of 2004: RUR***123,840,000***

Income payable on the bonds of the issue, per bond: RUR***61.92***
Total amount of income payable on all bonds of the issue, RUR***123,840,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***3rd quarter 2004***
Total income paid on all bonds of the issue for the 3rd quarter of 2004: RUR***123,840,000***

5. Type, series (class), form and other identification features of securities:
Type: ***bonds***
Series: ***04***
Type of bonds: ***interest bearing***
Form of the securities: ***documented bearer bonds***
State registration number: ***4-19-00194-A***
Date of state registration: ***29.06.2004***
Authority performing the state registration of the securities issue: ***FSFM***
Date of state registration of the report on the results of the bond issue: ***October 12, 2004***
Authority performing the state registration of the securities issue and report on the results of the bond issue: ***FSFM***
Quantity of issued securities: ***7,000,000***
Quantity of actually placed bonds of the issue: ***5,622,595***
Nominal value of each issued securities: RUR***1,000***
Total value of the securities issue at par: RUR***7,000,000,000***
Yield: ***coupon***

Income payable on the bonds of the issue, per bond (on one coupon): RUR***69.19***
Total amount of income payable on all bonds of the issue, RUR***389,027,348.05***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***no coupon was paid on the bonds as the coupon payments did not fall due***
Total income paid on all bonds of the issue: ***no coupon was paid on the bonds as the coupon payments did not fall due***

8.10 Other information

No other information

ANNEX 1

BALANCE SHEET

			CODES
		Form #1 by OCUD	0710001
as on	**September 30, 2004**	Date (year, month, day)	31.10.2004
Organization	**JSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	INN (TIN)	5000000970
Type of business	**telecommunication services**	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**
Address	6 Degtiarny Per., Building 2, GSP-3, Moscow, 125993, Russia		
		Date of approval	
		Date of sending (receipt)	

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	49	82
Fixed assets		120	120	22,876,293	25,028,326
Capital investments		130	130	2,172,304	3,464,496
Income bearing investments in tangible items		135	135	1,877	1,471
Long-term financial investments		140	**140**	119,863	977,471
including: investments in daughter companies			141	91,135	954,703
investments in affiliates/associates			142	11,319	4,469
investments in other organizations			143	8,077	7,979
other long-term financial investments			144	9,332	10,320
Deferred tax assets		145	145	41,100	39,692
Other non-current assets		150	150	1,642,860	2,380,700
Total for section I		190	**190**	26,854,346	31,892,238

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end

1	1a	2	2a	3	4
II. CURRENT ASSETS					
Inventories		210	**210**	914,935	1,175,288
including:					
raw material, auxiliaries and other similar items		211	211	600,348	692,258
expenses of production in progress (circulation expenses)		213	213	754	627
finished products and goods intended for resale		214	214	28,848	31,658
shipped products		215	215	472	254
deferred expenses		216	216	284,513	450,491
other inventories and expenses		217	217	,	,
VAT on purchased items		220	220	1,477,023	1,481,110
Accounts receivable (payments expected later than 12 months after the reporting date)		230	**230**	59,440	52,832
including:					
buyers and customer accounts		231	231	,	249
advance payments made			232	28,927	23,426
other debtors			233	30,513	29,157
Accounts receivable (payments expected within 12 months from the reporting date)		240	**240**	2,357,538	3,932,634
including:					
buyers and customer accounts		241	241	1,732,449	1,900,202
advance payments made			242	213,062	356,493
other debtors			243	412,027	1,675,939
Short-term financial investments		250	250	24,486	1,863,824
Cash and equivalents		260	260	1,015,270	640,986
Other current assets		270	270	941	1,156
Total on section II		290	**290**	5,849,633	9,147,830
Grand total (sum of lines 190+290)		300	**300**	32,703,979	41,040,068

LIABILITIES		Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Charter (legal) capital		410	410	631,200	631,200
Additional capital		420	420	6,332,963	6,331,697
Reserves		430	430	31,560	31,560
Shares bought-out from shareholders		411	440	,	,
Undistributed profit (not covered loss) of previous years		470	460	8,064,972	7,718,900
Undistributed profit (not covered loss) of the reporting year		470	470	X	5,096
Total on section III		490	**490**	15,060,695	14,718,453

IV. LONG-TERM LIABILITIES					
Loans and credits		510	**510**	6,727,159	10,631,619
including:					
credit facilities			511	3,963,900	2,496,834
loans			512	2,763,259	8,134,785
Deferred tax liabilities		515	515	392,808	547,040
Other long-term liabilities		520	520	2,221,587	2,256,691
Total on section IV		590	**590**	9,341,554	13,435,350
V. SHORT-TERM LIABILITIES					
Loans and credits		610	**610**	3,988,610	6,610,589
including:					
credit facilities			611	3,283,624	3,819,675
loans			612	704,986	2,790,914
Accounts payable		620	**620**	3,833,299	5,588,278
including:					
suppliers and contractors		621	621	2,061,364	3,140,804
advance payments received		625	622	402,626	568,902
debt to employees		622	623	166,406	203,759
debt to government out-of-budget funds		623	624	79,671	95,900
debt in respect of tax and duties		624	625	520,210	735,254
other creditors		625	626	603,022	843,659
Debt to participants (founders) for income payments		630	630	15,323	202,373
Deferred revenue		640	640	464,498	485,025
Deferred expense provisions		650	650	,	,
Other short-term liabilities		660	660	,	,
Total on section V		690	**690**	8,301,730	12,886,265
GRAND TOTAL (sum of lines 490+590+690)		700	**700**	32,703,979	41,040,068

Summary of items posted to off-the-balance sheet accounts

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Rented fixed items		910	901	1,208,438	1,153,283
including those under leasing terms		911	911	846,547	749,871
Goods and tangible items accepted for safe storage		920	902	9,383	197,327
Goods accepted for commission		930	903	1,767	5,925
Debt of insolvent debtors written off as a loss		940	904	301,871	296,742
Security received in respect of payments and obligations		950	905	2,752,925	7,991,151
Security provided to other parties in respect of payments and obligations		960	906	9,134,084	10,950,986
Housing facilities depreciation		970	907	28,217	28,207
Depreciation of external improvement items and other similar facilities		980	908	1,010	1,139
Means of payment in respect of telecommunications services			909	60,807	94,031

Summary of net asset value

Item description		Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Net assets			1000	15,525,193	15,203,478

Chief Executive ________ R. Amaryan
(signature) (name)

Chief Accountant_____R. Konstantinova
(signature) (name)

October 29, 2004

PROFIT AND LOSS ACCOUNT (INCOME STATEMENT)

			CODES
		Form # 02 by OCUD	0710002
for	9 months of 2004	Date (year, month, day)	31.10.2004
Organization	**JSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	INN (TIN)	5000000970
Type of business	**telecommunication services**	by OCVED	64.20
Organizational-legal form/form of ownership	**mixed**	by OCOPF/OCFS	**48/31**
Measurement unit:	**RUR in thousands**	by OCEI	**384**

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	2a	3	4
I. Operating revenues and expenses on ordinary activities					
Revenue (net) from sales of goods, products, works, services (net of VAT, excise duties and other mandatory payments)		010	010	17,987,158	14,873,452
including from sales of telecommunications services			011	17,726,796	14,634,880
Costs of sold goods, products, works, services		020	020	(14,417,030)	(10,811,971)
including: telecom services			021	(14,270,339)	(10,642,240)
Profit (loss) from sales (line 010 less line 020)		050	**050**	3,570,128	4,061,481
II. OPERATING REVENUE AND EXPENSES					
Interest to receive		060	060	47,502	3,081
Interest payable		070	070	(1,231,425)	(604,154)
Income from participation in other organizations		080	080	616	367
Other operating revenue		090	090	345,844	665,970
Other operating expenses		100	100	(1,427,919)	(1,529,369)
III. NON-SALES REVENUE AND EXPENSES					
Non-sales revenue		120	120	282,814	292,732
Non-sales expenses		130	130	(1,253,078)	(983,860)
Pre-tax profit (loss) (lines 050+060-070+080+090-100+120-130)		140	**140**	334,482	1,906,248
Profit tax expenses (lines - 151+152-153), including:			**150**	(329,650)	(608,144)
deferred tax liabilities		142	151	(154,433)	(83,394)
deferred tax assets		141	152	(1,408)	(3,276)
Current profit tax		150	153	(173,809)	(521,474)

Operating profit (loss) (line 140-less line 150)			**160**	4,832	1,298,104
IV. EXTRAORDINARY INCOME AND EXPENSES					
Extraordinary income			170	518	2,547
Extraordinary expenses			180	(254)	(5,948)
Earnings (undistributed profit (loss) in the reporting period) (lines 160+170-less line 180)		190	**190**	5,096	1,294,703
FOR REFERENCE					
Conditional profit tax expense/income			201	(80,339)	(456,684)
Permanent tax liabilities		200	202	(249,311)	(151,460)
Permanent tax assets		200	203	,	,

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a		2	3	4
Basic profit (loss) per share			301	X	X
Diluted profit (loss) per share			302	X	X

*** to be filled out in annual financial statements**

Item description	Item code	Line code	Over the reporting period		Over the same period previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, damages and late payment charges accepted or for recovery of which relevant court (arbitration court) rulings were handed down		401	14,023	(25,578)	13,377	(14,459)
Profit (loss) of previous years		402	28,446	(69,104)	14,557	(44,537)
Indemnity of damages caused by non-performance or undue performance of obligations		403	4,492	(1,735)	2,857	(892)
Foreign currency translation adjustments		404	162,870	(125,635)	193,213	(235,807)
Allocations to assessed reserves		405	47,233	(604,201)	13,886	(454,947)
Written-off accounts receivable and payable		406	1,260	(3,052)	694	(1,469)

Chief Executive ________ R. Amaryan
(signature) (name)

Chief Accountant_____R. Konstantinova
(signature) (name)

October 29, 2004

ANNEX 2
ANNEX 2

GUIDELINES

Protection of confidential information in JSC CenterTelecom

(Approved by Order of the general Director of JSC CenterTelecom #322 of July 6, 2001)

1. General provisions

1.1 These Guidelines for protection of confidential information in JSC CenterTelecom (hereinafter "the Guidelines) were developed in compliance with the Civil Code of the Russian Federation[1], Federal Telecommunications Act[2], Federal Law On information, informatization and protection of information[3], On Joint-Stock Companies[4], Guidelines on handling sensitive/proprietory information with restricted circulation in federal administrative bodies[5] and other legal acts and regulations of the Russian federation governing relations in the area of information protection, and in conformance with the Charter of Joint-Stock Central Telecommunication Company (hereinafter 'the Company").

1.2 The Guidelines cover confidential information[6] covered by List of confidential data[7] owned by the Company (commercial secrets) or provided to it by state authority bodies of the Russian Federation, by organizations of various forms of ownership, individuals under the confidentiality terms (personal data, secrets of investigations and court proceedings, professional secrets, classified information, etc.).

1.3 The Guidelines are an instructive document, mandatory for compliance with it for all staff of the Company, and setting forth organizational measures aimed at preventing infliction of damages to economic interests and business standing, and proven records of the Company caused by illegal (poorly judged) actions of legal entities or individuals due to disclosure (transfer, loss) or gratuitous appropriation of confidential information.

1.4 Protection of the confidential data cannot be used to conceal negligence, unfair competition and other negative phenomena in the activities of the Company.

1.5 The commercial secrets[8] of the Company shall mean scientific, technical, commercial, general and other information used in the Company's activities under its charter that has a potential or actual economic value due to the fact, that it is not in a public domain and cannot be easily obtained or derived in a legal manner by any other person who may gain economic benefits from its disclosure or usage, and is a subject-matter of adequate legal, organizational, technological and protection measures.

1.6 The commercial secrets of the Company are the property of the Company, and protection of these secrets is an integral part of the scientific, technical, financial, economic, business and social activities. The Company is entitled to establish, within the scope of its powers, the rules of development, making records, and storage and handling of information media, rules of procedure for providing access to commercial secrets to third parties, and organization of the system for storing trade secrets (hereinafter "the confidentiality arrangements").

1.7 In the event that the commercial secrets of the Company are the result of collaboration between the Company and other organizations on a contractual basis, the secrets shall be the joint property of the relevant parties and can be used only on a mutual agreement between them.

1.8 The data constituting a trade secret are classified as "confidential". Certain items confidential by their nature can bear other restrictive classifying markings established as identified by a decision of the Company management, as well as other specific arrangements for handling such data to be provided in special regulations (instructions).
Pieces of confidential data received from external organizations shall retain the restrictive marking (marks) assigned to them.

1.9 Protection of the confidential information in the Company is ensured by a comprehensive set of

---

[1] Dated November 30, 1994 #51-FZ and January 26, 1996 # 14-FZ
[2] Dated February 16, 1995 #15-FZ
[3] Dated February 20, 1995 #24-FZ
[4] Dated December 26, 1995 #208-FZ
[5] Approved by Directive of the Russian Government of November ~~11, 1994 #1233~~
[6] Henceforth "confidential information" may also be called "the confidential data".
[7] Approved by Decree of the President of the Russian Federation of March 6, 1997 #188
[8] Henceforth "the commercial secrets" may also be called data constituting commercial secrets

administrative, legal, organizational, technical and software-based measures[9], and other protective measures, and provides for:

1.9.1 Allocation of tasks and powers of officers and structural units of the Company related to information protection.

1.9.2 Establishment of the rules of access of the Company's employees and other persons to the confidential information.

1.9.3 Identification of the list of data constituting trade secrets of the Company, and arrangements for referring them to this type of secrets.

1.9.4 Establishment of confidentiality arrangements, and responsibility for disclosure of confidential information or loss of media items carrying such information.

1.9.5 Identification of duties of persons authorized to have an access to the confidential information.

1.9.6 Enforcement of a permanent control over compliance with the confidentiality arrangements when handling classified information.

1.10 The powers of allocation of tasks and powers of officers and structural units of the Company to ensure compliance with the confidentiality arrangements shall lie with:

1.10.1 The General Director of the Company: approval (signing) of local regulations and making adequate decisions on the issues of information protection.

1.10.2 The General Director of the Company and his/her deputies: distribution and formalizing of tasks of structural units, certain officers among managers.

1.10.3 Heads of structural units: allocation of duties and assignments for subordinates to review and execute documents containing confidential information.

1.10.4 Performance by all employees of their job duties and meeting requirements of regulations on information protection.

1.10.5 Permanent control by relevant officers over confidential arrangements status, meeting by the Company's employees requirements regarding special features of handling the confidential information.

1.11 In order to implement the Company policies in the area of information a permanent Expert Commission on Information protection (CIP) shall be set up consisting of skilled experts having expertise and practical experience in the area of activities of their units. The Chief of the Security Division shall chair the CIP.

1.12 The CIP shall be charged with the responsibility for following tasks:

1.12.1 Development of measures preventing leaks of confidential information, and ensuring protection of information processed in the local and corporate networks.

1.12.2 Drafting the List of commercial secrets of the Company (hereinafter 'The List of secrets), as set forth in Section 2 of these Guidelines, and its revision (introduction of changes and additions).

1.12.3 Identification of possible damages incurred as the result of divulging confidential data.

1.12.4 Identification of the protected information resources processed in the local network of the Company and not classified as confidential data.[10]

1.12.5 Lifting restrictions on the access to information and considering a possibility of a public domain publication of this information.

1.12.6 Other issues related to usage of information resources of the Company.

1.13 Heads of structural units of the Company shall be responsible for enforcement of the confidentiality arrangements, and shall ensure:

1.13.1 Organization of measures for enforcement of confidentiality arrangements in their units, analysis of the status of the enforcement, taking measures in case of breach of confidentiality.

1.13.2 Determination of the rights and powers of the staff to access protected information in the existing and developed database.

1.13.3 Management of drafting (amending) relevant sections of the List of secrets in line with activities of the structural unit in question.

1.13.4 Performance of works to implement means of information protection

1.14 Security Division of the Company (hereinafter "the SD") shall be the main coordinating body in the

[9] Using technical means of information protection is regulated by other Guidelines

[10] Development of the list of protected information resources is regulated by special instructions.

issues of enforcement of the confidentiality arrangements which is empowered:

1.14.1 To direct measures for legal and organizational regulation of the confidentiality arrangements, determination of the rules of procedure for handling confidential information, drafting operating instructions, and regulating these issues.

1.14.2 To coordinate functioning of the Company's structural units in the area of information protection with the Department of Telecommunications security of the Ministry of Communications, to arrange contacts with law enforcement authorities, security services and bodies for information protection of organizations and the state and government authorities.

1.14.3 To develop and implement measures for protection of the Company's information in the process of handling and transmitting it by technical means.

1.14.4 To examine in collaboration with the Personnel Relations Division track records of candidates nominated for positions involving access to confidential information, to instruct them on information protection issues.

1.14.5 To develop a system of access of the Company staff, other persons to confidential information, compiling lists of such persons and upon agreement with the Company management to allocate and keep records of premises where it is allowed to store storage devices with confidential information and work with them.

1.14.6 To develop and implement measures for preventing disclosure of confidential information during exchange of information with organizations and natural persons, and during preparation of information for public disclosure.

1.14.7 To organize and maintain classified accounting records, keep records, store, copy and destruct items of confidential information, except information whose records and storage in structural units are regulated by relevant legal acts of the Russian Federation.

1.14.8 To train and educate the Company's staff on the arrangements and rules of handling confidential information.

1.14.9 To exercise control over enforcement of requirements ensuring protection of confidential information, carrying out enquiries into the incidents of breaches of confidentiality arrangements, and violations of security requirements in the activities of the Company, its staff, partners and customers.

1.15 In order to perform its functions the Security Division is entitled:

1.15.1 To submit for a review by the Board of Directors of the Company issues related to protection of information.

1.15.2 To assess (independently of by engaging external experts and organizations, including on a contractual basis) sufficiency of measures implemented by the Company and means of ensuring security of information resources.

1.15.3 To receive from structural units of the Company documents and materials necessary for fulfillment of duties of information protection referred to the authority of the SD.

1.15.4 To engage upon agreement with heads of the Company structural units experts for drafting local guidelines.

1.15.5 To carry out inspections of the status of the confidentiality arrangements in the Company structural units.

1.15.6 To demand from the Company staff strict compliance with local guidelines ensuring protection of confidential information. If necessary, to submit proposals to the Company management regarding deprivation of access to the confidential information of staff breaching established requirements for handling confidential information, and prevention of information processing by means failing to ensure security of the confidential information.

2. Classifying information.

2.1 Categories of information to be governed by these Guidelines, and time limits of effective restriction on access to this information shall be identified in the List of information constituting trade secrets of JSC CenterTelecom, developed on the basis of proposals of separate structural units, approved by a decision of the Board of Directors and enacted by an order of the Company. Changes and additions to the List are introduced as required.[11]

[11] Development and introduction of changes and additions to the List are regulated by special instructions.

2.2 The following information may be classified as trade (commercial) secrets of the Company: content of contracts/agreements and plans, trade and financial secrets, forecasting estimates of markets for goods and services, results of market research, organizational, service and pricing strategies, organization of the management system, know-how for production technologies and information about other activities provided for in the Company charter, unauthorized access to which, disclosure, transfer or loss of which may damage the Company interests.
Other information may be classified as trade secrets pursuant to a decision of the Board of Directors.

2.3 No information can be classified as a commercial secret if imposition of restrictions on access to it is expressly prohibited by applicable law, or the information is protected by a patent or copyright.

2.4 In the event of reorganization of the Company (by a merger, union, division, separation or transformation) the legal successor shall have the right to impose, change or lifting of the confidentiality arrangements.

2.5 In the event of the Company wind up the liquidation commission shall decide on the arrangements regulating usage of the confidential information.

3. Transfers of confidential information

3.1 Transfers of the confidential information of the Company shall be effected:

3.1.1 To state authorities of the Russian Federation and local authorities within their powers, in the volume and according to the procedure set forth in the effective applicable legislation of the Russian Federation in accordance with detailed motivated requests in writing.

3.1.2 To organizations on the basis of duly executed non-disclosure agreements (arrangements), civil legal or other agreements laying out duties and responsibilities of users, including reimbursement of material costs for provision of information and compensations for breaches of contractual obligations.

3.2 The right of making decisions on transfer of trade secrets of the Company lies with the General Director of the Company and his/her deputies in various lines of business.

3.3 The necessity (a possibility) of transfer of data constituting the Company's trade secrets for the purpose of publishing (disclosure)[12], the volume, form and timing of the publication shall be determined by the General Director giving consideration to the opinion of the CIP.

4. Access to the confidential information.

4.1 Applicants filling positions in the Company connected with access to the confidential information shall be warned about liability for disclosure of confidential information. The Head (staff member) of the SD shall brief a nominee to be employed by the Company on compliance with confidentiality arrangements within the scope of these Guidelines.

4.2 The Company staff can have access to the confidential information only within the framework of their job duties and functions.

4.3 Access to the confidential information shall be provided to the Company's staff on the basis of:

4.3.1 A resolution of the head of a structural unit on the document in question that shall contain a list of staff members to be familiarized with the document or execute it, consideration, other directions, the head's signature and the date.

4.3.2 Executive directions (orders) containing the list of staff members, specific documents (data) to which persons can have an access.

4.3.3 Lists of staff members having access to the confidential information executed according to the established form.

4.4 The lists shall be agreed with the SD and approved by the deputy General Director responsible for activities of the structural unit in question. The lists are kept by structural units, and copies are kept in the SD.

4.5 In the event that newly appointed staff members are provided an access to the confidential information, the said lists are amended as required in accordance with the established procedure. In the event that for whatever reason an access of a staff member to the confidential information is stopped, the head of the

[12] By publication in a public domain (disclosure) of information is meant its publication in the public domain, public information networks, on radio or TV, at international, and public national workshops, conferences, meetings, during public speeches and presentations of theses, export of information materials or transfer of them in any form to foreign companies, organizations or persons, without concluding a non-disclosure agreement with them.

relevant structural unit shall file a notice in writing with the SD, and make amendments in the lists as required.

4.6 Representatives of organizations and private persons may be allowed to access the confidential information for work and review subject to a permit in writing of the General Director of the Company or his/her deputies responsible for activities in the area to which the confidential information is referred to.

5. Markings on the confidential information and storage devices

5.1 General requirements regarding the composition and form of the markings of documents are identified in GOST R 6.30-97 Unified documenting systems. The unified system of organizational and directive documents. Document execution requirements.

5.2 The documents/storage devices containing confidential information including commercial secrets of the Company shall be clearly marked with the following identifications:

the restrictive marking "Confidential";

the full or abbreviated name of the Company as the owner of the information;

the registration number assigned when making an entry in the records of the information in the SD;

number of the item in the List of secrets (except as provided in par. 5.5. hereof) and the date (condition) of the declassifying of the access to the information;

other identifying features existing for specific groups of confidential data listed in Par. 1.8 hereof.

5.3 If a storage device of the confidential information does not allow for making such markings directly, the identifications shall be specified in the accompanying documents.

5.4 The necessity to mark information as "Confidential" shall be determined:

when processing a document – by the responsible person and the person signing the document;

when working with a publication – by the author (compiler) and the officer approving the material for printing;

in working with databases (information arrays) – by the author (compiler) responsible for development (maintenance) of the database, and the head of the structural unit.[13]

5.5 If newly gained (received) data are not specified in the List of secrets, but in the opinion of the responsible person can be used to the detriment of the Company, the person in question jointly with the head of the structural unit shall file with the SD detailed proposals necessitating protection of the data in question and making relevant amendments in the List of secrets. Before the definitive decision is taken the information should be kept pursuant to these Guidelines.

5.6 Documents, files and publications containing confidential information shall be marked with restrictive marking "Confidential" specifying (in brackets) the item number of the List of secrets based on which the information was classified as a trade secret, and effective term of restrictions on the access to the information. Additionally, documents and publications shall bear their copy numbers below the previously mentioned markings. The marks shall be set in the top right corner of the first page of the document, on the cover and title pages of the publications and on the first page of the accompanying cover letter of the materials.

In the left bottom corner of the front page of each copy the following marks shall be made: number of printed copies, the name of the person in charge and the telephone number, and if necessary – the date of printing and the name of person who typed (printed) the document.

5.7 The effective term of confidentiality arrangements shall be identified on a case-by-case basis by persons named in Par. 5.4 hereof by way of a specific date or special note (for instance, "until 200_"; "for the period of ...", etc.).

6. Specifics of development, handling and destruction of storage devices with the confidential information

6.1 After completion of development of a document containing confidential information ("the document") it should be immediately registered with the SD. All draft working materials derived during the development of the document shall also be handed over to the SD.

When documents are developed in the electronic form all magnetic storage devices shall also be registered with the SD prior to development.

Keeping and handling of magnetic storage devices are subject to special instructions.

[13] Processing information of restricted usage in automated networks is defined in separate instructions.

6.2 Copying of the documents shall be made only upon an agreement in writing of the head of the structural unit in question. The copied documents are entered into the records by each separate copy.

6.3 The documents after being registered with the SD are given to responsible persons after signing of the relevant accounting forms (logbooks, cards, registers).

6.4 During out of office hours' the storage of the documents is allowed to persons whose job title/job descriptions provide for gathering, processing and analysis of the confidential information in their line of business. Such persons shall be identified in special lists.

6.5 Transfer of the documents to the staff members of the same structural units will be without a signed receipt; in all other cases the transfer shall be confirmed by a signed receipt.

6.6 In the event that a staff member accumulated for a permanent storage a significant (over 10) number of the documents, they shall be recorded as required in a special accounting form.

6.7 The documents shall be kept in office rooms in metallic or wooden locked strong boxes (the boxes). If a staff member leaves the room, the documents shall be locked in the box. If there is only one person in the room, it is allowed not to put the documents in the box, but the door to the room should be locked.

6.8 Removal of the documents beyond the Company's premises shall be only with a permit of the head of a structural unit, provided that measures to protect them are duly taken.

6.9 Dispatch of the documents to organizations shall be by means of guard mail, a special postal service, by registered or valuable mail, or by specially appointed messengers from the Company staff.

6.10 Transmission of the confidential information on unsecured technical channels shall be allowed only using cryptography methods.

6.11 The finished documents, as well as documented not required for practical work in future shall be returned to the SD.

6.12 Files and documents containing confidential information which lost their practical significance and have no historical value shall be destroyed executing a special statement.
The facts of destruction shall be noted in the records making reference to the relevant statement.
Destruction of the documents outside of the SD is expressly prohibited.

7. Lifting of the restrictions on the access to confidential information

7.1 Lifting of the restriction on the access to the confidential information shall be made by a decision of the General Director upon a proposal from the CIP in the following cases:

- 7.1.1 Upon expiry of the effective term of the restrictions or in the case of a specially defined occurrence.
- 7.1.2 Due to circumstances which caused the necessity of imposing restrictions on the access to the confidential information.
- 7.1.3 Upon agreement of the parties involved which imposed restrictions on the access to the information.
- 7.1.4 Due to the introduction of amendments as required in the effective List of secrets resulting in changing effective terms (conditions) of the confidentiality arrangements for this information.
- 7.1.5 The CIP proposals are made on the basis of applications in writing of the structural units where the information is located, or their legal successors.

7.2 The applications filed with the SD shall have an arbitrary form and contain the following information: from what storage devices the confidentiality arrangements are lifted (types, identifications); on what basis the restrictions were imposed, based on what (by whom) the decision to lift the restrictions was taken, other necessary details.

7.3 A disclosure (publishing in mass media) of confidential information shall not be grounds for automatic lifting of restrictions on access to it.

7.4 A decision to lift restrictions on access to the confidential information derived as a result of agreements and contracts with state authorities of the Russian Federation, third parties and organizations can be taken only upon agreement with the person (body) on whose initiative the restrictions were imposed.

7.5 Organizations to which confidential information was transferred or with which the Company entered into non-disclosure agreements, employment, civil-legal and other contracts shall be notified of the lifting of restrictions on access to the relevant data.

8. Duties of staff members having access to the confidential information

8.1 Staff members of the Company who were allowed to access the confidential information, shall:

8.1.1 Be aware of and comply with requirements of these Guidelines, other regulations and directives of the Company governing information protection.

8.1.2 Know the List of the information constituting trade secrets of the Company.

8.1.3 Keep secret of the confidential information known to them; notify the head of the relevant structural unit and the SD about incidents of the disclosure or breach of rules of handling storage devices containing such information, about attempts to gain an unauthorized access to the confidential information.

8.1.4 Strictly comply with the rules of using the storage devices, arrangements of their recording and keeping, ensure protection in the normal course of work and security of the information from alien parties.

8.1.5 Review only the data, access to which is authorized due to performance of expressly defined job duties.

8.1.6 Provide explanations in writing of the breaches of the established rules of handling, recording and storing means of storage of the confidential information, and about incidents of disclosure of such information.

8.2 Staff members having access to the confidential information are prohibited:

8.2.1 from transmission of the confidential information on unsecured technical channels;

8.2.2 from using the confidential information in the open correspondence, reports and oral presentations, for personal purposes;

8.2.3 from copying documents and other storage devices or making notes from them, as well as from using various technical devices (video and sound recording devices) for recording confidential information without a permit of the head of the unit;

8.2.4 from performing works involving handling of the confidential information outside of the rooms specially assigned for these purposes;

8.2.5 From carrying documents and other storage devices outside of the premises of the Company without an express permit of the management.

8.3 The obligation of a staff member to comply with provisions and requirements of these Guidelines, and his/her responsibility for disclosure of the confidential information are reflected in the employment agreement (contract) concluded between the employee and the Company, and in the regulations on the structural unit and job description.

9. Responsibility for disclosure of the confidential information, loss of storage devices containing such information and breach of the rules of handling the confidential information

9.1 Disclosure of confidential information is such actions that resulted in the fact that third persons became in the know of this information in breach of applicable law or in violation of a contract (including the employment contract).

9.2 Disclosure of confidential information shall be treated as an emergency incident and entail consequences according to the effective legislation and provisions of the contract between the Company management and the employee.

9.3 The responsibility for disclosure of the confidential information lies with each Company's employee in person, who has access to such information and who made possible to happen such leak (disclosure).

9.4 A special commission shall be established following the disclosure of the confidential information, to conduct an internal inquiry into the incident. A representative of the SD shall be included in the commission.

9.5 The commission conducting the internal inquiry shall establish: the circumstances under which the disclosure took place; the person responsible for the disclosure; causes and conditions facilitating the disclosure of the confidential information.

9.6 The internal inquiry shall be carried out within the shortest time possible, but not longer than within a month from the establishment of the fact of the disclosure. Alongside with the commission deliberations, measures shall be taken to limit the negative consequences of the disclosure of the confidential information.

9.7 If breaches of the confidentiality arrangements are revealed, the person responsible for the disclosure may be subjected to disciplinary actions.

9.8 The Company management shall make a decision on imposing measures of material responsibility on the disclosing persons according to applicable labor legislation of the Russian Federation.

9.9 If the actions of the disclosing person bear indications of an administrative offence or a criminal deed, the Company management is entitled to apply to law enforcement authority for the purpose of taking him/her to account according to effective regulations.

9.10 In the event that the disclosing confidential information person inflicted damages (economic, moral, etc.), and refuses to voluntarily indemnify for the inflicted damages, the Company management shall be entitled to go to court to protect the Company interests.